Form 20-F
period 2021-12-31
Getnet Adquirencia E Servicos Para Meios De Pagamento S.A.
filed 2022-03-10
CIK 1867325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 2021

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to                  .

OR

☐           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
(Exact name of Registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, Suite 121, Block A

Condominium WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
(Address of principal executive offices)

Pedro Carlos Araujo Coutinho, Chief Executive Officer
Avenida Presidente Juscelino Kubitschek, 2041, Suite 121, Block A

Condominium WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
+55 (11) 5184-9002
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

(212) 450-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each composed of one common share, no par value, and one preferred share, no par value		Nasdaq Global Select Market*
Common Shares, no par value
Preferred Shares, no par value

American Depositary Shares, each representing two Units which are each composed of one common share, no par value, and one preferred share, no par value, of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

	GET	Nasdaq Global Select Market

*      Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Common shares	950,718,477
Preferred shares	916,003,725

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                     No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                     No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒                     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐            U.S. GAAP

☒            International Financial Reporting Standards as issued by the International Accounting Standards Board

☐            Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17               ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                     No ☒

i

ii

Introduction

In this annual report, except where the context otherwise requires, the terms “Getnet,” the “Company,” “we,” “us,” “our,” “our company” and “our organization” mean Getnet Adquirência e Serviços para Meios de Pagamento S.A. and its consolidated subsidiaries.

In addition, unless otherwise indicated or the context otherwise requires, all references to:

“ABECIP” means the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança, or the association of savings and mortgage financing entities.

“ABECS” means the Associação Brasileira de Empresas de Cartões de Crédito e Serviços, or the Brazilian association of credit card companies.

“ANBIMA” means the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or the Brazilian association of financial and capital markets entities.

“Auttar” means Auttar HUT Processamento de Dados Ltda.

“B3” means the B3 S.A. – Brasil, Bolsa, Balcão, or the São Paulo Stock Exchange.

“BNDES” means the Banco Nacional de Desenvolvimento Econômico e Social, or the Brazilian National Economic and Social Development Bank.

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“Brazilian Capital Markets Law” means Brazilian Law No. 6,385/76, as amended.

“Brazilian Central Bank” means Banco Central do Brasil, or the Central Bank of Brazil.

“Brazilian Corporation Law” means Brazilian Law No. 6,404/76, as amended.

“CAGR” means compound annual growth rate.

“CDI” means the Certificado de Depósito Interbancário, or the Interbank Deposit Certificate, means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, calculated daily and published by B3, or any other index as may be further used in substitution thereof.

“CMN” means the Conselho Monetário Nacional, or the Brazilian Monetary Council.

“CVM” means the Comissão de Valores Mobiliários, or the Brazilian Securities Commission.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FEBRABAN” means Federação Brasileira de Bancos, or Brazilian bank federation.

“FGV” means the Fundação Getulio Vargas.

“GDP” means economy gross domestic product.

“Getnet ADRs” means the American Depositary Receipts that may be issued to evidence Getnet ADSs.

“Getnet ADS depositary” means The Bank of New York Mellon, as depositary with respect to the Getnet ADS facility.

“Getnet ADSs” means American Depositary Shares, each representing two Units of Getnet.

“IASB” means the International Accounting Standards Board.

“IBGE” means Instituto Brasileiro de Geografia e Estatística, or the Brazilian Institute of Geography and Statistics.

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“IGP-M” means Índice Geral de Preços-Mercado or general index of market prices calculated by the IBGE.

“IPCA” means Índice de Preços ao Consumidor – Amplo, or consumer price index calculated by the IBGE.

“Nasdaq” means the Nasdaq Global Select Market.

“retail customers” are customers which generate a TPV of up to R$200 million per year.

“SELIC” means Sistema Especial de Liquidação e Custódia, or Special Settlement and Custody System, or the Brazilian base interest rate.

“Santander Brasil” means Banco Santander (Brasil) S.A., and its consolidated subsidiaries.

“Santander Brasil ADSs” mean the American Depositary Shares, each representing one unit which is composed of one common share, no par value, and one preferred share, no par value, of Santander Brasil.

“Santander Spain” mean Banco Santander, S.A. and its consolidated subsidiaries.

“Santander Group” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Getnet and Santander Brasil.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SMEs” means small and medium enterprises.

“Spin-Off” means the distribution of all of the Units, common shares and preferred shares of Getnet to holders of Santander Brasil units, common shares and preferred shares, including holders of Santander Brasil units represented by Santander Brasil ADSs, on a pro rata basis (excluding treasury shares) completed on October 26, 2021. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.”

“PROCON” means Fundação de Proteção e Defesa do Consumidor or the Brazilian Consumer Protection Agencies.

“TPV” means total payments volume, which is the value of payments, net of payment reversals, successfully completed on our payments network. TPV is an operating measure. TPV is not a measure of revenue from services and is not included in our income statement.

“United States” or “U.S.” means the United States of America.

“Units” means units issued by Getnet, each composed of one common share of Getnet, no par value, and one preferred share of Getnet, no par value.

“wholesale customers” are customers which generate a TPV of over R$200 million per year.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. dollar,” “U.S. dollars” or “U.S.$” are to U.S. dollars, the official currency of the United States of America.

General

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), as of December 31, 2021, which was R$5.5805 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

The Spin-Off

On March 31, 2021, the shareholders of Getnet and Santander Brasil approved the consummation of the Spin-Off at extraordinary general shareholders’ meetings. On October 18, 2021 the SEC declared effective the registration statement on Form 20-F to register the Units of Getnet, some of which are represented by Getnet ADSs, under Section 12(b) of the Exchange Act. Our Units, common and preferred shares began trading on a stand-alone basis on the basic listing segment of the B3 on October 18, 2021 under the ticker symbol “GET11”, “GET3” and “GET4”, respectively. The Getnet ADSs began trading on a “when-issued” basis on the Nasdaq on October 18, 2021 and began “regular-way” trading on a stand-alone basis on the Nasdaq on October 22, 2021 under the ticker symbol “GET”. The Spin-Off was completed on October 26, 2021.

As a result of the Spin-Off, (i) Santander Brasil’s shareholders have received, as applicable, common shares and/or preferred shares issued by us and/or Units, at the rate of 0.25 common share, preferred share or Unit for each one common share, preferred share or unit issued by Santander Brasil, (ii) holders of Santander Brasil ADSs representing units of Santander Brasil shares received the Getnet ADSs, each representing two of our Units, at a rate of 0.125 Getnet ADSs for each Santander Brasil ADS held, and (iii) we became an indirect subsidiary of Santander Spain, Santander Brasil’s parent company. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.”

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report includes financial information derived from our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, and the related notes thereto, which are included in this annual report. We refer to these financial statements and the related notes thereto collectively as our “audited consolidated financial statements.”

We refer to our audited consolidated financial statements collectively as our “audited consolidated financial statements.” Such audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.”

IFRS differs in certain significant aspects in comparison with the generally accepted accounting principles in the United States, or “U.S. GAAP.” IFRS also differs in certain significant aspects in comparison with Brazilian GAAP (as defined below).

As required by the Brazilian Central Bank and Brazilian law, we prepare consolidated financial statements according to IFRS. However, we will also continue to prepare statutory financial statements in accordance with accounting practices established by Law No. 6,404, dated December 15, 1976, as amended by Law 11,638, or the “Brazilian Corporate Law” and standards established by the National Monetary Council (Conselho Monetário Nacional), or “CMN,” the Brazilian Central Bank and document template provided in the Accounting Chart for National Financial System Institutions (Plano Contábil das Instituições do Sistema Financeiro Nacional), and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” to the extent such practices do not conflict with the rules of the Brazilian Central Bank and the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), to the extent approved by the Brazilian Central Bank. We refer to such Brazilian accounting practices as “Brazilian GAAP.” See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Brazilian Regulation—Brazilian Central Bank Resolution Regimes.”

Reclassification of Certain Financial Information

Our audited consolidated financial information for the financial years ended December 31, 2020 and 2019 has been restated to correct a classification error between “Selling, General and Administrative Expenses” and “Costs of services.” We identified expenses that should have been classified as costs of services. Accordingly, these costs were reclassified from “Selling, General and Administrative Expenses,” as originally reported, to “Costs of services” in our income statement to correct an error in compliance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. The financial information for the years ended December 31, 2020 and 2019 presented in this annual report reflects this reclassification of improperly classified expenses from “Selling, General and Administrative expenses” to “Costs of Services.”

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during the last fiscal year, we qualify as an “emerging growth company”, as defined in the Jumpstart our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure; and
  an exemption from the auditor attestation requirements of Section 404 of the Sarbanes‑Oxley Act of 2002, as amended, or the “Sarbanes‑Oxley Act,” in the assessment of our internal control over financial reporting.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our Units held by non‑affiliates or issue more than US$1.07 billion of non‑convertible debt over a three‑year period.

We may choose to take advantage of some or all of these exemptions. We have not taken advantage of any of these reduced reporting burdens in this annual report, although we may choose to do so in future filings and if we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. These data are updated to the latest available information, as of the date of this annual report. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as ABECIP; ABECS; ANBIMA; the Brazilian Central Bank; BNDES; the IBGE; FEBRABAN; FGV; the national federation of private retirement and life insurance (Federação Nacional de Previdência Privada e Vida); the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing); the Brazilian Central Bank System (Sistema do Banco Central); the World Bank; and the CVM, among others.

Special Note Regarding Non-IFRS Financial Measures

We present non-IFRS financial measures when we believe that the additional information is useful and meaningful to investors. A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are provided to enhance investors’ overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-IFRS financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

Earnings before interest, taxes, depreciation and amortization, or “EBITDA” is a non-IFRS financial measure. We calculate EBITDA as net income, plus net finance income, plus current and deferred income tax and social contribution expense, plus depreciation and amortization expenses. We calculate EBITDA margin for a given year as EBITDA divided by revenue from services for the respective year.

We believe that EBITDA and EBITDA Margin are useful for assessing our performance and as a comparison against other companies in the same sector as ours, although other companies may calculate EBITDA and EBITDA Margin differently. In addition, our management considers these measures in its administrative decision-making process. For a reconciliation of our EBITDA and EBITDA Margin to our net income (loss) for the relevant year, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-IFRS Financial Measures.”

These measures may be different from non-IFRS financial measures used by other companies. The presentation of this non-IFRS financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS. Non-IFRS financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding IFRS financial measures.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-Looking Statements

This annual report contains estimates and forward-looking statements subject to risks and uncertainties, principally in “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—B. Business Overview.” Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

  the COVID-19 pandemic and other actual or potential epidemics, pandemics, outbreaks or other public health crises, which could have an adverse impact on our business (see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—Actual or potential epidemics, pandemics, outbreaks or other public health crises, such as the COVID-19 pandemic, may have an adverse impact on our clients’ financial condition, particularly SME merchants, consequently impacting our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19”);
  the impact of the COVID-19 outbreak on general economic and business conditions in Brazil, Latin America and globally and any restrictive measures imposed by governmental authorities in response to the outbreak;
  our ability to implement, in a timely and efficient manner, any measure necessary to respond to or reduce the impacts of the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition;
  general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the administration of Brazil which took office on January 1, 2019;
  fluctuations in interest, inflation and exchange rates in Brazil;
  infrastructure and labor force deficiencies in Brazil;
  economic developments and perception of risk in other countries, including a global downturn;
  our expectations regarding revenues generated by transaction activities, subscription and equipment rental fees and other services;
  our expectations regarding our operating and net profit margins;
  our ability to attract and retain a qualified management team and other team members while controlling our labor costs;
  competition adversely affecting our profitability;
  the occurrence of a natural disaster, widespread health epidemic or pandemics, including the coronavirus (COVID-19) pandemic;
6

  the inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems;
  our ability to anticipate market needs and develop and introduce new and enhanced products and service functionalities to adapt to changes in our industry;
  our ability to innovate and respond to technological advances and changing market needs and customer demands;
  changes in taxes or other fiscal assessments;
  our ability to maintain, protect and enhance our brand and intellectual property;
  changes in consumer demands and preferences and technological advances, and our ability to innovate in order to respond to such changes;
  failure to adequately protect ourselves against risks relating to cybersecurity;
  our dependence on the proper functioning of information technology systems;
  our ability to protect personal data;
  our ability to protect ourselves against cybersecurity risks;
  our ability to protect our reputation;
  our ability to implement technology initiatives successfully and to capture the anticipated benefits of such initiatives; and
  other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements are intended to be accurate only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. You should therefore not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements contained in this annual report speak only as of the date of this annual report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Part I
Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

Financial information for Getnet for the years ended December 31, 2021, 2020 and 2019 has been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB and reflects the reclassification of certain improperly classified expenses from “Selling, General and Administrative expenses” to “Costs of Services” with respect to the years ended December 31, 2020 and 2019 discussed under “Presentation of Financial and Other Information—Reclassification of Certain Financial Information.”

This financial information should be read in conjunction with our audited consolidated financial statements, the related notes and “Item 5. Operating and Financial Review and Prospects” included within this annual report.

Income Statement Data

	For the Year Ended December 31,
	2021	2021	2020	2019
	(in millions of U.S.$)(1)	(in millions of R$)
Revenue from services	511.3	2,853,1	2,320.5	2,662.9
Costs of services	(315.2)	(1,758.9)	(1,426.2)	(1,086.5)
Gross profit	196.1	1,094.3	894.3	1,576.4
Selling, general and administrative expenses	(79.6)	(444.3)	(348.5)	(440.7)
Other expenses, net	(17.1)	(95.5)	(55.8)	(109.7)
Operating profit	99.4	554.5	490.0	1,026.0
Finance income, net	1.5	8.5	6.2	73.8
Profit before income taxes	100.9	563.0	496.2	1,099.9
Current income tax and social contribution	(6.5)	(36.6)	(128.0)	(330.0)
Deferred income tax and social contribution	(9.1)	(50.5)	(7.2)	24.2
Net income for the year	85.3	475.9	361.0	794.0
Attributable to controlling shareholders	85.2	476.2	361.0	794.0
Participation of non-controlling shareholders	0.1	0.3	—	—
Net income margin(2)	16.7%	16.7%	15.6%	29.8%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other.
(2)	Net income margin is net income divided by revenue from services.
8

Earnings Per Share Data

	For the Year Ended December 31,
	2021	2021	2020	2019
	(in U.S.$)(1)	(in R$)
Actual
Basic earnings per share
Common shares(2)	0.04	0.24	0.19	0.43
Preferred shares(3)	0.05	0.27	N/A	N/A
Diluted earnings per share
Common shares(2)	0.04	0.24	0.19	0.43
Preferred shares(3)	0.05	0.27	N/A	N/A
Pro forma(4)
Basic earnings per share
Common shares(5)	N/A	N/A	0.18	0.41
Preferred shares(6)	N/A	N/A	0.20	0.45
Diluted earnings per share
Common shares(5)	N/A	N/A	0.18	0.41
Preferred shares(6)	N/A	N/A	0.20	0.45

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other.
(2)	Basic and diluted earnings per common share for the year ended December 31, 2021 are calculated by dividing our net income attributable to holders of common shares for the year ended December 31, 2021 (R$231.2 million) by the weighted average number of common shares for the year ended December 31, 2021 (1,088,746,436). Basic and diluted earnings per common share for the years ended December 31, 2020 and 2019 are calculated by dividing our net income for the year (R$236.8 million and R$361.0 million, respectively) by the weighted average number of common shares as of the end of each year presented (1,866,722,202 as of December 31, 2020 and 2019). Net income attributable to common and preferred shareholders reflects the allocation of total net income based on the weighted average number of each of common and preferred shares, adjusted to reflect a 10% higher allocation of profit per share for preferred shareholders compared to common shareholders in line with the 10% higher preference in dividend distribution.
(3)	Basic and diluted earnings per preferred share for the year ended December 31, 2021 are calculated by dividing our net income attributable to holders of preferred shares for the applicable period (R$245.0 million) by the weighted average number of preferred shares over the applicable period (777,975,766). We did not have any preferred shares outstanding for years ending on or prior to December 31, 2020. Net income attributable to common and preferred shareholders reflects the allocation of total net income based on the weighted average number of each of common and preferred shares, adjusted to reflect a 10% higher allocation of profit per share for preferred shareholders compared to common shareholders in line with the 10% higher preference in dividend distribution.
(4)	Pro forma earnings per share reflects the stock split and the conversion of common to preferred shares undertaken in February 2021 related to the Spin-Off for all periods and years presented as if it had occurred on January 1, 2019. For more information about the stock split and the conversion, see “Item 4. Information on the Company—A. History and Development of the Company—History.”
(5)	Calculated by dividing our net income attributable to common shares for the applicable period by the number of common shares calculated as described in note (4) above. Net income attributable to common and preferred shareholders reflects the allocation of total net income based on the number of each of common and preferred shares, adjusted to reflect a 10% higher allocation of profit per share for preferred shareholders compared to common shareholders in line with the 10% higher preference in dividend distribution. The following tables summarizes how pro forma earnings per common share were calculated.
9

	For the Year Ended December 31,
	2021	2021	2020	2019
	(in millions of U.S.$)(a)	(in millions of R$, except as otherwise indicated)
Net income for the year attributable to common shareholders	41.4	231.2	175.3	385.5
Number of common shares(b)	950,718,477	950,718,477	950,718,477	950,718,477
Basic and diluted pro forma earnings per share for profit attributable to common shareholders (in R$)(c)	0.04	0.24	0.18	0.41

(a)	See note (1) above.
(b)	See note (4) above.
(c)	See note (5) above.
(6)	Calculated by dividing our net income attributable to preferred shares for the applicable period by the number of preferred shares calculated as described in note (4) above. Net income attributable to common and preferred shareholders reflects the allocation of total net income based on the number of each of common and preferred shares, adjusted to reflect a 10% higher allocation of profit per share for preferred shareholders compared to common shareholders in line with the 10% higher preference in dividend distribution. The following table summarizes how pro forma earnings per preferred share were calculated.
	For the Year Ended December 31,
	2021	2021	2020	2019
	(in millions of U.S.$)(a)		(in millions of R$, except as otherwise indicated)
Net income for the year attributable to preferred shareholders	43.9	245.0	185.7	408.5
Number of preferred shares(b)	916,003,725	916,003,725	916,003,725	916,003,725
Basic and diluted pro forma earnings per share for profit attributable to preferred shareholders (in R$)(c)	0.05	0.27	0.20	0.45

(a)	See note (1) above.
(b)	See note (4) above.
(c)	See note (6) above.

Balance Sheet Data

	As of December 31,
	2021	2021	2020	2019
	(in millions of U.S.$)(1)		(in millions of R$)
Current Assets
Cash and cash equivalents	120.1	670.4	265.1	211.7
Financial investments	256.4	1,430.7	925.4	1,425.1
Derivatives	—	—	—	4.2
Accounts receivable	9,780.2	54,578.7	39,968.2	23,735.6
Prepaid and recoverable taxes	26.7	149.2	52.3	31.2
Inventories	7.3	40.9	61.6	49.6
Other assets	35.9	200.5	205.7	105.2
Total current assets	10,226.8	57,070.4	41,478.3	25,562.5
Noncurrent Assets
Deferred income tax and social contribution	75.6	422.0	73.9	82.1
Property and equipment	113.2	631.6	613.9	657.2
Right-of-use assets	4.6	25.7	21.9	30.0
Intangible assets	158.6	885.1	833.8	809.3
Total noncurrent assets	352.0	1,964.4	1,543.4	1,578.6
Total Assets	10,578.8	59,034.8	43,021.7	27,141.1
10

	As of December 31,
	2021	2021	2020	2019
	(in millions of U.S.$)(1)		(in millions of R$)
Current Liabilities
Accounts payable	9,248.3	51,610.4	38,767.2	22,844.6
Derivatives	—	—	—	9.7
Loans and borrowing	620.8	3,464.6	1,063.3	639.2
Lease liabilities	1.7	9.7	4.3	5.1
Income taxes payable and other tax payables	5.6	31.0	41.7	51.9
Dividends payable	53.4	298.0	29.2	67.5
Other liabilities	38.4	214.1	271.4	232.0
Total current liabilities	9,968.3	55,627.9	40,177.1	23,850.0
Noncurrent Liabilities
Loans and borrowings	4.5	25.2	27.8	13.3
Lease liabilities	3.0	16.6	18.8	25.5
Provision for contingencies	2.7	15.0	11.4	7.5
Deferred income tax and social contribution	0.6	3.3	7.9	8.6
Other liabilities	4.1	22.9	35.8	24.4
Total noncurrent liabilities	14.9	83.0	101.7	79.4
Equity
Share capital	254.9	1,422.5	1,422.5	1,189.5
Capital reserve	72.6	404.9	6.4	6.4
Accumulated other comprehensive income	(0.1)	(0.2)	(0.7)	(0.2)
Retained earnings	267.5	1,492.8	1,314.6	2,016.1
Participation of non-controlling shareholders	0.7	3.9	—	—
Total equity	595.6	3,323.9	2,742.9	3,211.8
Total Liabilities and Equity	10,578.8	59,034.8	43,021.7	27,141.1

(1)	For convenience purposes only, amounts in reais as of December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Operating Data

The following table presents our number of active merchants at year-end and our TPV as of the dates and for the years indicated. We present this operating data because we believe that the additional information is useful and meaningful to both investors and management in understanding our current performance as the number of active merchants and TPV are key drivers of our business, financial condition and the results of our operations.

11

	As of and for the Years Ended December 31,
	2021	2021	2020	2019
Operating statistics	(in billions of U.S.$. except as otherwise stated)(1)		(in billions of R$. except as otherwise stated)
Active merchants at period-end (in thousands of units)(2)	887.6	887.6	891.4	771.1
TPV(3)	73.3	409.1	273.7	207.5
Credit TPV as a % of total TPV(3)(4)	63.6%	63.6%	61.3%	61.0%
Debit TPV as a % of total TPV(3)(5)	36.4%	36.4%	38.7%	39.0%
E-commerce TPV(3)(6)	17.2	95.8	60.6	24.0
Prepayment Volume(7)	20.5	114.2	72.6	52.2

(1)	For convenience purposes only, amounts in reais as of and for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	We define active merchants as a merchant that makes at least one transaction within any given 90-day period.
(3)	TPV is the value of payments, net of payment reversals, successfully completed on our payments network. TPV is an operating measure. TPV is not a measure of revenue from services and is not included in our income statement.
(4)	Credit TPV refers to TPV from credit card transactions.
(5)	Debit TPV refers to TPV from debit card transactions.
(6)	E-commerce TPV refers to TPV from credit and debit card purchases on digital sales platforms.
(7)	Prepayment volume refers to the total amount of prepayment of receivables transactions. Prepayment volume is an operating measure. It is not a measure of revenue from profit share and is not included in our income statement.

Non-IFRS Financial Measures

The following table presents our non-IFRS financial measures for the years indicated:

	For the Year Ended December 31,
	2021	2021	2020	2019
	(in millions of U.S.$, except percentages)(1)	(in millions of R$, except percentages)
EBITDA(2)	165.4	922.9	812.2	1,303.9
EBITDA Margin(3)	32.3%	32.3%	35.0%	49.0%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	EBITDA is calculated as net income, plus net financial result, plus current and deferred income tax and social contribution expense, plus depreciation and amortization expenses. EBITDA does not have standardized meaning and is not a recognized measure under IFRS. For a reconciliation of EBITDA, see “—Reconciliation of Non-IFRS Financial Measures.”
(3)	EBITDA Margin is EBITDA divided by revenue from services, expressed as a percentage. EBITDA Margin does not have standardized meaning and is not a recognized measure under IFRS. For a reconciliation of EBITDA Margin, see “—Reconciliation of Non-IFRS Financial Measures.”

For further information on why our management chooses to use these non-IFRS financial measures, and on the limits of using these non-IFRS financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures.”

12

Reconciliation of Non-IFRS Financial Measures

The following table presents a reconciliation of our non-IFRS financial measures to the most directly comparable IFRS measures for the years indicated:

	For the Year Ended December 31,
	2021	2021	2020	2019
	(in millions of U.S.$, except percentages)(1)	(in millions of R$, except percentages)
Operating statistics:
Net Income for the year	85.3	475.9	361.0	794.0
(+/−) Net Financial Result	(1.5)	(8.5)	(6.2)	(73.8)
(+) Income Tax and Social Contribution	15.6	87.1	135.2	305.8
(+) Depreciation and Amortization	66.0	368.4	322.2	277.9
EBITDA(2)	165.4	922.9	812.2	1,303.9
Revenue from services	511.3	2,853.1	2,320.5	2,662.9
Net income margin(3)	16.7%	16.7%	15.6%	29.8%
EBITDA Margin(4)	32.3%	32.3%	35.0%	49.0%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	EBITDA is calculated as net income, plus net financial result, plus current and deferred income tax and social contribution expense, plus depreciation and amortization expenses. EBITDA does not have standardized meaning and is not a recognized measure under IFRS.
(3)	Net income margin is net income divided by revenue from services.
(4)	EBITDA Margin is EBITDA divided by revenue from services, expressed as a percentage. EBITDA Margin does not have standardized meaning and is not a recognized measure under IFRS.

For further information on why our management chooses to use these non-IFRS financial measures, and on the limits of using these non-IFRS financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures.”

Financial Information in U.S. Dollars

We have translated some of the real amounts included in this annual report into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.5805 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Foreign Exchange Rates” for more information regarding the real/U.S. dollar exchange rate.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our Units or Getnet ADSs could decline.

13

Summary of Risks Relating to Our Business and Industry

  Actual or potential epidemics, pandemics, outbreaks or other public health crises, such as the COVID-19 pandemic, may have an adverse impact on our clients’ financial condition, particularly SME merchants, consequently impacting our business.
  If we cannot keep pace with rapid developments and change in our industry and continue to acquire new customers as rapidly as in the past, the use of our services could decline, reducing our revenues.
  Substantial and increasingly intense competition may adversely affect us.
  Our operating results are affected by decreases in consumer discretionary spending and we are subject to economic and political risk, the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.
  Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect, and enhance our brand would harm our business.
  If we fail to manage our growth effectively, our business could be harmed.
  Interruption or failure of our information technology and communications systems could impair our operations, which could damage our reputation and harm our results of operations. Our business is also subject to cyberattacks and security and privacy breaches.
  Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.
  Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.
  A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.
  A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a materially adverse effect on our business, financial condition and results of operations.
  We provide credit to our clients. As a result, we are exposed to individual or institutional credit risk, or credit trends that can affect spending on card products and the ability of customers and partners to pay us. We may not be able to manage these risks effectively, which could have a material adverse effect on our results of operations and financial condition.
  We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.
  We are susceptible to illegal or improper uses of our platform, which could expose us to additional liability and harm our business. In addition, we incur chargeback and refund expenses when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers. A significant increase in chargebacks and refunds not paid by our merchants may adversely affect us.
  The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.
  We rely on card issuers or payment schemes to process our transactions. If we fail to comply with their requirements, those payment schemes could seek to fine us, suspend us or terminate our registrations, which could have a material adverse effect on our business, financial condition or results of operations.
  We rely upon third-party data center service providers to host certain aspects of our platform. Any disruption to, or interference with, our use of such services, could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.
14

Summary of Risks Relating to the Spin-Off

  We may not realize the anticipated benefits from the Spin-Off, and the Spin-Off could harm our business.
  We only have a limited history of operating as an independent company, and our historical financial information for the periods during which we were a subsidiary of Santander Brasil is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.
  We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with Santander Brasil.
  Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we are subject following the Spin-Off.

Summary of Risks Relating to Brazil

  The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn.
  The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our securities.
  Political instability in Brazil may adversely affect Brazil’s economy and investment levels, and have a material adverse effect on us.
  Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities. In addition, a global economic downturn could have a material adverse effect on us.

Summary of Risks Relating to Our Controlling Shareholder, Our Units and Getnet ADSs

  Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.
  Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the Nasdaq Global Select Market limiting the protections afforded to investors.
  The liquidity and market prices of the Units and the Getnet ADSs may be adversely affected by the cancellation of Units or substantial sale of Units and the Getnet ADSs in the market, or by the relative volatility and limited liquidity of the Brazilian securities markets.
  As a holder of Getnet ADSs you will have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.
  Holders of our Units and the Getnet ADS may not receive any dividends or interest on shareholders’ equity. They may find it difficult to exercise voting rights at our shareholders’ meetings. Holders of Getnet ADSs may be unable to exercise preemptive rights with respect to our Units underlying the Getnet ADSs.
  Holders of Getnet ADSs could be subject to Brazilian income tax on capital gains from sales of Getnet ADSs.
  Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.
  Investors may find it difficult to enforce civil liabilities against us or our directors and officers. In addition, judgments of Brazilian courts with respect to our Units or the Getnet ADSs will be payable only in reais.
  It is possible that we will be a passive foreign investment company in 2021 or in one or more future taxable years, which could result in adverse U.S. federal income tax consequences for our U.S. shareholders.
15

Risks Relating to Our Business and Industry

Actual or potential epidemics, pandemics, outbreaks or other public health crises, such as the COVID-19 pandemic, may have an adverse impact on our clients’ financial condition, particularly SME merchants, consequently impacting our business.

Our business and the businesses of our clients could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak or other public health crisis, such as the recent outbreak of novel coronavirus, or “COVID-19.”

The risk (or public perception of the risk) of a pandemic, such as the COVID-19 pandemic, may cause customers to avoid our clients’ storefronts, leading to temporary disruptions in our clients’ businesses and in some cases closures. The COVID-19 pandemic has led to some of our clients’ employees being unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many of our clients’ stores or facilities and, in some cases, our clients’ businesses. Furthermore, if our clients’ businesses continue to be adversely affected, default rates for clients using our credit solutions will likely rise.

These factors have adversely impacted our clients’ sales and severely disrupted their operations. This effect contributed to a 13% decline in revenue from services in the fiscal year ended December 31, 2020 compared to the fiscal year ended December 31, 2019, despite a 32% increase in overall TPV in that same period. This decline was driven by a decrease in revenue from services generated by SMEs. SMEs account for a majority of our customer base and generally conduct commerce primarily through brick-and-mortar stores which were shut for extended periods during the COVID-19 pandemic. While our overall TPV increased in the fiscal year ended December 31, 2020 compared to the fiscal year ended December 31, 2019, this was due to volumes from larger customers, which were not as affected by the closure of brick-and-mortar stores during the COVID-19 pandemic given their greater use of e-commerce and more diversified store networks. We typically grant volume discounts to these larger customers, as a result of which the increase in TPV from the larger customers did not generate sufficient revenue to offset the decrease in revenue from SMEs. The Brazilian economy experienced a slight recovery in the year ended December 31, 2021 compared with the year ended December 31 2020. This increase in economic activity, combined with our strategy of focusing our growth on e-commerce, which benefitted significantly from the COVID-19 pandemic, has led to a 16% increase in our revenue from services and a 49% increase our TPV in the year ended December 31, 2021, when compared to the year ended December 31, 2020. Our revenue increased by less than our TPV due to a decrease in payment processing commission charged to the merchant, or “MDR,” and lower revenues from the rental and sales of POS devices. Our e-commerce grew 40% in terms of revenue and 58% in terms of TPV in the year ended December 31, 2021, when compared with the year ended December 31 2020.

Furthermore, the global and regional economic slowdown resulting from the COVID-19 pandemic and the ongoing military conflict between Russia and Ukraine has disrupted supply chains and international trade generally, causing a shortage of silicon for the manufacturing of microchips used in credit, debit and prepaid cards, which may delay the issuance of new cards and reduce electronic payments activity as a whole. It may also adversely affect the production of new POS terminals, which could hinder our ability to supply POS terminals to our merchants. These disruptions could materially and adversely affect our operations and financial condition.

The ultimate extent of the impact of any epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Item 3. Key Information—D. Risk Factors” section.

If we cannot keep pace with rapid developments and change in our industry and continue to acquire new customers as rapidly as in the past, the use of our services could decline, reducing our revenues.

The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, the introduction of new products and services, evolving industry standards, changing client needs and the entrance of nontraditional competitors. In order to remain competitive and continue to acquire new customers, we are continually involved in a number of projects to develop new services or compete with established payment systems providers, and new market entrants, including projects in respect of mobile phone payment applications, e-commerce services, digital banking, digital wallet accounts and bank cards, prepaid card offerings, credit offerings and other new offerings emerging in the electronic payments industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our clients. Furthermore, even though the market for alternative payment processing services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new services targeted at this market.

In addition, the services we deliver are designed to process very complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service or any performance issue that arises with a new service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially and adversely affected.

Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services, including e-commerce and mobile payment processing services, that provide improved operating functionality and features to their existing service offerings. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our offerings.

Substantial and increasingly intense competition, both within our industry and from other payment methods, may harm our business.

The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the small and mid-sized merchant processing and servicing sector, which are the markets in which we are mainly focused, as well as servicing large merchants. Our growth will depend on a combination of the continued growth of electronic payments and our ability to maintain or increase our market share.

Our primary competitors include merchant acquirers, such as affiliates of financial institutions and well-established payment processing companies, including Cielo S.A., a company controlled by Banco Bradesco S.A. and Banco do Brasil S.A.; and Redecard S.A., a subsidiary of Itaú Unibanco Holding SA; as well as new entrants or startups and other payment processing companies, such as PagSeguro Digital Ltd., StoneCo Ltd, PayPal Holdings, Inc., and SafraPay, a unit of Banco Safra S.A. We also face competition from nontraditional payment processors that have significant financial resources and develop different kinds of services, including from new competitors and the consolidation of competitors and the expansion of their services. We may also face competition from traditional and established financial institutions, such as credit lenders that have significant financial resources and Brazilian credit industry experience, including from new competitors and the consolidation of competitors and the expansion of their services.

Our competitors that are affiliated with financial institutions may not incur the sponsorship costs we incur for registration with the payment schemes. Many of our competitors also have substantially greater financial, technological, operational and marketing resources than we have. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. The effect of competition has resulted in a steady erosion in the payment processing commission charged to the MDR, and prepayment fees over the last three years, which we have offset in part with cost reductions. If competition causes us to continue reduce the fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues and earnings may be adversely affected. In particular, we may need to continue reducing the fees we charge in order to maintain market share, as merchants may demand more customized and favorable pricing from us. We may also decide to terminate client relationships that may no longer be profitable to us due to such pricing pressure. Furthermore, our ability to control our costs is limited because we are subject to fixed transaction costs related to payment schemes. Competition could also result in a loss of existing clients and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

In addition, in 2019, the CMN and the Brazilian Central Bank enacted new rules on (i) prepayment transactions related to receivables from credit and debit cards issued within the Brazilian payments system; (ii) credit transactions secured by such receivables; and (iii) the creation of liens and encumbrances on such receivables. With this new regulatory framework, the Brazilian Central Bank intends to provide greater efficiency and security for such transactions in order to increase competition and reduce the cost of credit.

These new rules, especially those set forth by Brazilian Central Bank Circular No. 3,952/19, bring substantial changes to transactions involving receivables from credit and debit cards. Since June 7, 2021, acquirers are required to register the receivables from credit and debit cards at a registration system authorized by the Brazilian Central Bank. This new registration requirement has increased the already intense competition in prepayment and credit transactions related to such receivables, which may adversely affect our business. Furthermore, we are dependent to an extent on the proper functioning of the registration system, over which we have no control, and any interruptions in this registration system could result in disruptions to our operations.

Our operating results are affected by decreases in consumer discretionary spending and we are subject to economic and political risk, the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The electronic payments industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and recession may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If cardholders make fewer transactions with their cards, our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue.

Additionally, we may experience difficulties in operating and growing our operations as a result of economic pressures. A recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our credit card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise, could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us.

Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect and enhance our brand would harm our business.

We have developed a well-regarded and widely known brand that has contributed significantly to the success of our business. Our brand is predicated on the idea that sellers and buyers will know and trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting and enhancing our brand are critical to expanding our base of merchants, and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve seller and buyer complaints, our privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with our products or services, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; third-party trademark infringement claims; employee misconduct; and misconduct by our associated participants, partners, service providers or other counterparties. If we do not successfully maintain a well-regarded and widely known brand, our business could be materially and adversely affected.

We have been from time to time in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brand and materially deter people from adopting our services. Negative publicity about our company or our management, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory enforcement, and other actions, as well as the actions of our clients and other users of our services, even if inaccurate, could cause a loss of confidence in us. Our ability to respond to negative statements about us may be limited by legal prohibitions on permissible public communications by us during future periods.

If we are unable to maintain, promote and grow our brand through effective marketing and communications strategies, our brand and business may be harmed.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our base of clients. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable, and innovative products and services, which we may not do successfully. We may introduce, or make changes to, features, products, services or terms of service that clients do not like, which may materially and adversely affect our brand. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as Globo, Google or Facebook. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new merchants would be materially harmed.

Degradation of the quality of the products and services we offer, including support services, could adversely affect our ability to attract and retain merchants and partners.

Our merchants expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised, or the quality of those products or services is otherwise degraded, such as due to malfunction of our devices, failure or a delay in the connection of the POS with our systems, or if we fail to continue to provide a high level of support, e.g., by means of the support provided by the Santander Brasil group call center, with longer TMA, or a failure to provide solutions in line, we could lose existing merchants and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

If we fail to manage our growth effectively, our business could be harmed.

In order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will suffer.

We might not successfully implement strategies to increase adoption of our digital payment methods, which would limit our growth.

Our future profitability will depend, in part, on our ability to successfully implement our strategy to increase adoption of our digital payment methods. We cannot assure you that the market for digital payments will continue to grow or will remain viable. We expect to invest substantial amounts to:

  drive consumer and merchant awareness of digital payments;
  encourage consumers and merchants to sign up for and use our digital payment products;
  enhance our infrastructure to handle seamless processing of transactions;
  continue to develop state-of-the-art, easy-to-use technology;
  expand our operations;
  increase the number of users who collect and pay digitally; and
  grow and diversify our customer base.

We may fail to implement these programs successfully or to increase substantially the number of customers who pay for our digital payment methods. This would hold back any growth in our revenues and harm our business.

Interruption or failure of our information technology and communications systems could impair our operations, which could damage our reputation and harm our results of operations.

Our success and ability to process payments and provide high-quality customer service depend on the efficient and uninterrupted operation of our computer and information technology systems. Any failure of our computer systems and information technology to operate effectively or to integrate with other systems, performance inadequacy or breach in security may cause interruptions in the availability of our sites, delays in product fulfillment and reduced efficiency of our operations. Any failures, problems or security breaches may mean that fewer customers are willing to purchase the products we offer in the future. Factors that could occur and significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures, sabotage, vandalism, terrorist attacks and similar events, software errors, computer viruses, worms, physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and data centers, in addition to security breaches related to the storage and transmission of proprietary information or customer information, such as credit card numbers or other personal information. Our planning may not be able to mitigate all possible scenarios.

Any disruptions or service interruptions that affect our sites could damage our reputation, require us to spend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Certain of our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. Any of the above disruptions could seriously harm our results of operations.

Our services must integrate with a variety of operating systems, software, hardware, web browsers and networks, and the hardware that enables merchants to accept payment cards must interoperate with mobile networks offered by telecom operators and third-party mobile devices utilizing those operating systems, software, hardware, web browsers and networks. If we are unable to ensure that our services or hardware interoperate with such operating systems, software, hardware, web browsers and networks, our business may be materially and adversely affected.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, software, hardware and networks, as well as web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our products and services. In the event that it is difficult for our merchants to access and use our products and services, our business may be materially and adversely affected. We also rely on bank platforms and others, including card issuers, to process some of our transactions. If there are any issues with, or service interruptions in, these bank platforms, users may be unable to have their transactions completed, which would seriously harm our business.

In addition, our solutions, including hardware and software, interoperate with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our solutions with such networks and devices and require modifications to our solutions. If we are unable to ensure that our hardware continues to interoperate effectively with such networks and devices, or if doing so is costly, our business may be materially and adversely affected.

Our business is subject to cyberattacks and security and privacy breaches.

Our business involves the collection, storage, processing and transmission of customers’ personal data, including financial information. A significant risk associated with e-commerce and communications is the secure transmission of confidential information over public networks. In addition, a significant number of our customers authorize us to bill their payment card or bank accounts directly for all transaction and other fees charged by us. We have built our reputation on the premise that our platform offers customers a secure way to make payments, and privacy concerns, whether or not valid, may harm our business and results of operations. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure.

The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly and often are not recognized until launched against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing usernames, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. These security measures may not provide absolute security. Our information technology and infrastructure may be vulnerable to cyberattacks, security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and third parties may be able to access our customers’ personal or proprietary information and card data that are stored on or accessible through those systems. Our security measures may also be breached due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. Any actual or perceived breach of our security could interrupt our operations, result in our systems or services being unavailable, result in improper disclosure of data, materially harm our reputation and brand, result in significant legal and financial exposure, lead to loss of customer confidence in, or decreased use of, our products and services, and adversely affect our business and results of operations. In addition, any breaches of network or data security of our customers, partners or vendors (including data center and cloud computing providers) could have similar negative effects. Actual or perceived vulnerabilities or data breaches may lead to claims against us.

In addition, under card rules and our contracts with our card processors, if there is a breach of card information that we store, we could be liable to the payment card issuers for their cost of issuing new cards and related expenses. We also expect to spend significant additional resources to protect against security or privacy breaches, and may be required to address problems caused by breaches. Additionally, while we maintain insurance policies, we do not maintain insurance policies specifically for cyberattacks and our current insurance policies may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies.

We are subject to new and evolving regulations in respect of protection of personal data, and any failure to comply with these regulations could have a material adverse effect on our business and financial condition.

Currently, several rules regulate personal data processing in Brazil. In 2018, the Brazilian Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or the “LGPD,” a comprehensive data protection law, established the general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD lays down detailed rules for the collection, use, processing and storage of personal data, regardless of whether such data is collected in a digital or physical environment. The enactment of Provisional Measure No. 959 (Medida Provisória n.º 959), or “MP 959,” dated April 29, 2020, resulted in the LGPD entering into force on September 18, 2020, with the exception of the LGPD Articles 52, 53 and 54, which address administrative penalties entering into force on August 1, 2021.

On November 6, 2020, the Brazilian Decree No. 10,474 of August 26, 2020, which regulates the organizational structure of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD,” came into force, and the ANPD’s first board of directors was appointed. This is the entity responsible for regulating and supervising the application of the LGPD as well as imposing sanctions in the event of noncompliance with such legal rules and obligations.

We may incur penalties for violations of the LGPD, as efforts to protect personal data processed by our systems may not guarantee that these protections are fully complied with. If we are not able to adapt our processes and implement the measures required for full compliance with the LGPD, we may in the future be subject to ANPD administrative penalties, as set forth in the law, including, but not limited to (i) legal notices and the required adoption of corrective measures, (ii) fines of up to 2% of company or group revenues limited up to R$50.0 million per infraction, (iii) publication of such infraction after the confirmation of its occurrence and (iv) blocking and erasing personal data involved in the infraction. In the event of repeated violations, more severe penalties may be imposed on us, such as suspending the operation of the database or personal data processing to which the violation refers for a maximum period of six months. This suspension may be extended for an equal period of time until the error, that gave rise to the violation, is rectified by the controller and prohibition, in whole or in part, from carrying out data processing activities. The administrative sanctions became effective in August 2021. Furthermore, other authorities in Brazil could still apply the LGPD through administrative procedures or lawsuits. The Department of Consumer Protection and Defense or the Public Ministry responsible for consumer rights and individuals and nongovernmental or private associations, for example, could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. In this sense, we may be liable for property, moral, individual or collective damages caused by us, including third-party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to noncompliance with the LGPD established obligations. If we are unable to use sufficient measures to protect the personal data that we manage and store or to maintain compliance with the LGPD, we may incur material costs, which could have an adverse effect on our reputation and results of operations.

Following our Company-wide experience of remote work during the COVID-19 pandemic, the roll-out of vaccines against COVID-19 in Brazil and an assessment based on the health and wellbeing of our employees, we have adopted a hybrid working model in which employees work both from home and from the office. This will require us to continue relying on remote-access information technology systems, which increases the risk of unavailability of our systems and infrastructure, disruption of telecommunications services, widespread system failures, and exposes us to increased vulnerability to cyberattacks could adversely affect our ability to conduct our business may be adversely impacted.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that affect us include those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; data protection and privacy laws and regulations; and securities and exchange laws and regulations. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations.

We are subject to various anticorruption, anti-bribery and anti-money laundering laws and regulations of Brazil and of other jurisdictions, including the United States, that prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. We have programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers, and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

We are subject to regulatory activity and antitrust litigation under competition laws.

We receive scrutiny from various governmental agencies under competition laws; specifically, in Brazil, from the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or “CADE.” Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Any such claims and investigations, even if they are unfounded, are usually very expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply only to instances where there is a supplier, on the one part, and the supply of a product or provision of a service under the contract and an end user, on the other part. If the person or entity acquires supplies that will be used in its manufacturing process, it should not be considered the “end user” of the respective inputs. These statutes include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations.

These penalties are often levied by PROCONs, local consumer protection bodies which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor), or “SENACON.” Should the consumer protection agencies identify a violation of the Consumer Protection Code, said authorities could impose the penalties set forth in section 56 of the Code (the most common is a fine that varies from R$800 up to R$9,500,000, depending on the size of the company, the advantage obtained as a result of the practice and the seriousness of the infraction). Consumers may also file civil lawsuits seeking compensation for damages. Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or “TAC.”

Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations, and the above-mentioned TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation of the consumer protection law provisions and compensation for the damages consumers may have suffered. In certain cases, certain of our portfolio companies may also face investigations and/or sanctions by CADE, in the event our business practices are found to affect the competitiveness of the markets in which we operate.

As of December 31, 2021, we were party to 2,274 claims, including 248 claims with PROCONs and 2,026 in Special Civil Courts for small claims relating to consumer rights. To the extent consumers file such claims against us in the future, we may face reduced revenue due to refunds and fines for noncompliance that could negatively impact our results of operations.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our Units and Getnet ADSs.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry, and we have experienced significant change in recent years, including certain acquisitions. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up to date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

We offer payments services as well as other products and services to a large number of clients. We are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside Brazil (e.g., U.S. anti-money laundering and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, including the hacking of bank accounts, can potentially steal significant amounts of money from businesses like ours. In configuring our payments, digital banking and credit services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Moreover, we rely on third-party service providers, such as PSP providers, and our risk management policies and processes may not be sufficient to monitor compliance by such third parties with applicable laws and regulations, including anti-money laundering laws and settlement of sub-acquirers. We may incur significant costs with respect to monitoring third-party service providers. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

As a payment institution (instituição de pagamento), our business is subject to Brazilian laws and regulations relating to electronic payments, composed of Brazilian Federal Law No. 12,865/13 as well as its related rules and regulations. In addition, on February 19, 2021, the Brazilian Central Bank granted us authorization to incorporate a direct credit corporation (sociedade de crédito direto), which is a financial institution subject to Brazilian Federal Law No. 4,595/64 and its related rules and regulations. If we fail to comply with the requirements of the Brazilian legal and regulatory framework, we could be prevented from carrying out our regulated activities, and we could be (i) required to pay substantial fines (including per transaction fines) and face disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency proceedings such as an intervention by the Brazilian Central Bank or out-of-court liquidations. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.

We offer, currently through partnerships with financial institutions, working capital solutions to our merchants, which constitutes a significant portion of our activities. We currently rely on financial institutions in order to do so as Law No. 12,865/13 prohibits payment institutions like us from performing activities that are restricted to financial institutions. In Brazil, only financial institutions are authorized to grant loans with interest rates above the limits set by Decree No. 22,623, of April 7, 1933, or the “Brazilian Usury Law.” There is some debate under Brazilian law as to whether providing prepayment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest” under Brazilian law, in which case the limits set by the Brazilian Usury Law would apply to these rates whenever the early payments are not carried out by a financial institution. If the financial institutions we collaborate with stop providing us with such services, new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected. In addition, while we have received authorization from the Brazilian Central Bank to incorporate a direct credit corporation, our ability to do so and to operate it is contingent on our development of the necessary infrastructure and internal expertise to conduct this business, as well as our continued compliance with the applicable legal and regulatory requirements.

A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

Prior to the Spin-Off, we were a subsidiary of Santander Brasil. In that capacity, we followed the financial reporting practices and policies of Santander Brasil. However, our monitoring of our internal control over financial reporting was not carried out in accordance, or for the purpose of compliance, with the requirements of the Rule 13a-15(c) under the Exchange Act, as we were not required to carry out an assessment under that rule on a standalone basis. Similarly, our auditors were not required to audit our assessment of our internal controls under SEC rules. We have not carried out such an assessment and our auditors have not conducted such an audit. Any such assessment by us and audit by our auditors could conclude that our internal control over financial reporting is not effective.

Following the Spin-Off, we are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures on a standalone basis. Under the SEC’s current rules, starting with our second annual report following the Spin-Off (i.e., in our annual report on Form 20-F to be filed in 2023), we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies additional material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be, in the aggregate, material weaknesses, the market price of our Units and Getnet ADSs may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or “FINRA,” or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2021, we concluded that there is a material weakness in the design and operating effectiveness of our internal control over financial reporting as defined in Regulation S-X. A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness in internal control over financial reporting is that the design and operating effectiveness of internal controls related to our financial reporting process were not sufficient to allow for accurate and timely reporting of our consolidated IFRS financial results. This was principally due to use of manual process related to controls in relation to the financial reporting closing process and due to a lack of personnel with adequate knowledge and experience in IFRS. As a result, we recorded certain late manual adjustments in order to prepare our consolidated IFRS financial statements. This material weakness resulted in a restatement of our consolidated financial statements for the years ended December 31, 2020 and 2019 due to an incorrect classification between cost of services and selling, general and administrative expenses. See “Presentation of Financial and Other Information—Reclassification of Certain Financial Information.”

We have taken steps to remedy this material weakness. We are investing in training our existing staff and hiring experienced professionals to better prepare our financial statements in accordance with IFRS in order to ensure that our financial reporting meets the applicable requirements. In addition, we have engaged specialized consultants to assist us in the preparation of financial statements and in assessing complex accounting matters. During 2021 and in 2022 through the date of this annual report, we have taken steps to formalize our reporting processes and put in place controls on the preparation and review of our financial statements and the accounting of transactions, as required by SEC rules. However, we cannot assure you that our efforts will be effective in remedying our current material weakness, or in remedying or preventing any future material weaknesses or significant deficiencies in our internal control over financial reporting.

A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, alternative currencies and technologies, credit, debit and prepaid cards, or the corresponding methodologies used for each, which is adverse to us, it could have a material adverse effect on our business, financial condition and results of operations. In 2020, the Brazilian Central Bank launched PIX, a new payment system that allows real-time payments and transfers, which may lead to a decrease in the use of other payment methods, such as credit, debit and prepaid cards, and may also increase competitive pressures within the payments industry. While we do provide PIX-based services to our customers, the margins we make on these services are lower than those we achieve on more traditional payment processing services. Therefore, any increase in the use of PIX-based payments may adversely affect our financial results. Moreover, if there is an adverse development in the payments industry in general, such as new legislation or regulation that makes it more difficult for our clients to do business, our business, financial condition and results of operations may be adversely affected.

We provide credit to our clients. As a result, we are exposed to individual or institutional credit risk, or credit trends that can affect spending on card products and the ability of customers and partners to pay us. We may not be able to manage these risks effectively, which could have a material adverse effect on our results of operations and financial condition.

We are exposed to institutional credit risk as a result of us providing loans to our clients. Clients may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses. A client’s ability and willingness to repay us can be negatively impacted not only by economic, market, political and social conditions but by a customer’s other payment obligations, and increasing leverage can result in a higher risk that customers will default or become delinquent in their obligations to us.

We rely principally on the client’s creditworthiness and their ability to generate receivables for repayment of the credit provided by us, which is unsecured, and therefore has no embedded collateral. We are new to the business of extending credit and therefore may not effectively manage credit risk. Our ability to develop this expertise is uncertain and our ability to assess creditworthiness may be impaired if the criteria or models used to manage our credit risk prove inaccurate in predicting future losses, which could cause our losses to rise and have a negative impact on our results of operations. Further, our pricing strategies may not offset the negative impact on profitability caused by increases in delinquencies and losses. Thus, any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us.

Rising delinquencies and rising rates of bankruptcy are often precursors of future write-offs and may require us to increase our reserve for credit losses. Although we intend to regularly review our credit exposure to specific clients and counterparties and to specific industries that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. In addition, our ability to manage credit risk may be adversely affected by legal or regulatory changes, such as restrictions on collections or changes in bankruptcy laws. Increased credit risk, whether resulting from underestimating the credit losses inherent in our portfolio of loans, deteriorating economic conditions, increases in the level of credit balances, changes in our mix of business or otherwise, could require us to increase our provisions for losses and could have a material adverse effect on our results of operations and financial condition.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily from our results of operations, but also from external sources, including Santander Brasil. We expect that as a stand-alone public company following the Spin-off, we will continue to fund our operations primarily from our results of operations, while also having access to funding from the Santander Group on substantially the same terms as currently. Nevertheless, in the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner or at all. While we will continue to be a part of the Santander Group and to have access to capital from within the Santander Group, we may also seek to obtain capital from third parties, including banks, other financial institutions and capital markets. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities, debentures and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Potential clients may be reluctant to switch to a new vendor, which may adversely affect our growth.

Many potential clients worry about disadvantages associated with switching payment processing vendors, such as a loss of accustomed functionality, increased costs and business disruption. For potential clients, switching from one vendor of core processing or related software and services (or from an internally developed system) to a new vendor is a significant undertaking. As a result, potential clients often resist changing vendors. We seek to overcome this resistance through strategies such as making investments to enhance the functionality of our software. However, there can be no assurance that our strategies for overcoming potential clients’ reluctance to change vendors will be successful, and this resistance may adversely affect our growth.

Customer complaints or negative publicity about our customer service could reduce usage of our products, and, as a result, our business could suffer.

Customer complaints or negative publicity about our customer service could severely diminish consumer confidence in and use of our product. Breaches of our customers’ privacy and our security measures could have the same effect. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds, can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. Effective customer service requires significant expenses, which, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose the trust of our customers.

We are susceptible to illegal or improper uses of our platform, which could expose us to additional liability and harm our business.

Our payment platforms are susceptible to potentially illegal or improper uses. These may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, child pornography trafficking, terrorist financing, prohibited sales of alcoholic beverages and tobacco products, and online securities fraud. The owners of intellectual property rights or government authorities may seek to bring legal action against us if our platform is used for the sale of infringing items. These claims could result in reputational harm, and any resulting liabilities, loss of transaction volume or increased costs could harm our business.

In addition, our services could be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by any breaches. Laws may require us to notify regulators, customers or employees of security breaches and we may be required to reimburse customers or banks for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness.

In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive, they could result in us losing the right to accept credit cards for payment. Since credit cards are the most widely used method for our customers to pay for the products we sell, our business will be harmed if we are unable to accept credit cards.

We incur chargeback and refund expenses when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers. A significant increase in chargebacks and refunds not paid by our merchants may adversely affect our business, financial condition or results of operations.

We are currently, and will continue to be, exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our sellers. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback due to closure, bankruptcy or other reasons, we may bear the loss for the amounts paid to the cardholder. In the year ended December 31, 2021, 2020 and 2019, we recorded losses as a result of chargebacks net of refunds of R$33.4 million, R$37.7 million and R$47.0 million, respectively. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks.

In addition, our exposure to these potential losses from chargebacks increases to the extent that we have provided working capital solutions to such merchants, as the full amount of the payment is provided upfront rather than in installments. We do not collect and maintain reserves from our merchants to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain chargebacks. Historically, chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment schemes could fine us, increase our transaction fees or terminate our ability to process payment cards. Any increase in our transaction fees could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.

If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, along to our merchants, our operating margins will decline.

We pay assessment, interchange and other fees set by the payment schemes for each transaction we process. From time to time, the payment schemes increase the assessment, interchange and other fees that they charge payment processors. Under our existing contracts with merchants, we are generally permitted to pass these fee increases along to our merchants through corresponding increases in our processing fees. If we are unable to pass through these and other fees in the future due to contractual or regulatory restrictions, competitive pressures or other considerations, it could have a material adverse effect on our business, financial condition and results of operations.

Fraud by merchants, clients using our credit or digital banking solutions or others could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others, as well as by clients using our credit or digital banking solutions. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud.

We bear the risk of consumer fraud in a transaction involving us, a consumer and a merchant client, and we generally have no recourse to the merchant to collect the amount owed by the consumer. Significant amounts of fraudulent cancellations or chargebacks could adversely affect our business or financial condition. High-profile cases of fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our consumers and merchants, and could materially and adversely affect our business, results of operations, financial condition, future prospects and cash flows.

Our resources, technology and fraud prevention tools may be insufficient to accurately detect and prevent fraud. Furthermore, it is possible that incidents of fraud could increase in the future, and our failure to catch such incidents may result in sanctions and/or fines from regulators, lawsuits and the degradation of our reputation. Failure to effectively manage risk and prevent fraud would increase our chargeback and credit liabilities and default rates on our credit solutions, among others, and subject us to potential fines by regulators. Increases in chargebacks and credit liabilities, default rates on our credit solutions and potential fines under our digital banking solutions, among others, as well as any fines by regulators, could have a material adverse effect on our business, financial condition and results of operations.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

We believe that the protection of our intellectual property, including our trademarks, patents, copyrights, domain names, trade dress and trade secrets, is critical to our success. We seek to protect our intellectual property rights by relying on applicable laws and regulations, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality agreements with parties with whom we conduct business.

However, contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. Trademark, copyright, patent, domain name, trade dress and trade secret protection is expensive to maintain and may require litigation. Protecting our intellectual property rights and other proprietary rights is expensive and time-consuming and may not be successful in every jurisdiction. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. We have licensed certain of our proprietary rights, such as trademarks or copyrighted material, to others in the past, and expect to do so in the future. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. Any failure to protect or enforce our intellectual property rights adequately, or significant costs incurred in doing so, could materially harm our business.

As the number of products in the software industry increases and the functionalities of these products further overlap, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to infringement claims, including patent, copyright and trademark infringement claims. We may be required to enter into litigation to determine the validity and scope of the patents or other intellectual property rights of others. The ultimate outcome of any allegation is uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, require us to stop selling, delay shipping, or redesign our products, or require us to pay substantial amounts to satisfy judgments or settle claims or lawsuits or to pay substantial royalty or licensing fees, or to satisfy indemnification obligations that we have with some of our customers. Our failure to obtain necessary license or other rights, or litigation or claims arising out of intellectual property matters, may harm our business.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil and the United States may result in a higher tax rate on our earnings and revenues, which may significantly reduce our profits and cash flows from operations. For example, in 2015, the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to approximately 4.65% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to us). In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or “ISS.” Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted, they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at the local level, can change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the tax collection applied to the rendering of our services. These changes created new obligations, since taxes will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or “ADI,” filed by taxpayers. The ADI challenges Supplementary Law No. 157/16’s constitutionality before the Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Supreme Court granted an injunction to suspend Supplementary Law No. 157/16’s enforcement. A final decision on this matter is currently pending. Recently, the Brazilian government enacted Supplementary Law No. 175/20, aimed at regulating the enforcement of Supplementary Law No. 157/16 provisions. There could be future discussion on whether ADI No. 5835 has ceased to be enforceable following the enactment of Supplementary Law No. 175/20, but the Brazilian Supreme Court has not yet taken a position on this matter.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, or “VAT,” provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

The Brazilian government has been studying a substantial tax reform in Brazil. It is not possible to precisely predict if and how potential changes may affect our business, but one or more states, or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Units and ADRs. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We may from time to time acquire or invest in complementary companies or businesses. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to integrate successfully the operations that we acquire, including their personnel, financial systems, and distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may harm our operating results.

We rely on card issuers or payment schemes to process our transactions. If we fail to comply with the applicable requirements of Visa, MasterCard, American Express, Elo, Hipercard or others, those payment schemes could seek to fine us, suspend us or terminate our registrations, which could have a material adverse effect on our business, financial condition or results of operations.

We rely on card issuers or payment schemes to process our transactions and must pay a fee for this service. From time to time, payment schemes such as MasterCard, Visa, American Express, Elo, Hipercard and Hiper may increase the interchange fees that they charge for each transaction using one of their cards. A significant source of our revenue comes from processing transactions through Visa, MasterCard, American Express, Elo, Hipercard, Hiper and other payment schemes. The payment schemes routinely update and modify their requirements. Changes in the requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our clients or associated participants. Furthermore, if we do not comply with the payment scheme requirements (e.g., their rules, bylaws and charter documentation), the payment schemes could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their schemes. On occasion, we have received notices of noncompliance and fines, which have typically related to transactional or messaging requisites, as well as excessive chargebacks by a merchant or data security failures on the part of a merchant. If we are unable to recover amounts relating to fines from or pass through costs to our merchants or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of Visa, MasterCard, American Express, Elo, Hipercard, Hiper or other payment schemes, or any changes in the payment scheme rules that would impair our registration, could require us to stop providing payment services to Visa, MasterCard, American Express, Elo, Hipercard, Hiper or other payment schemes, which could have a material adverse effect on our business, financial condition and results of operations.

We rely upon third-party data center service providers to host certain aspects of our platform. Any disruption to, or interference with, our use of such services could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.

We utilize data center hosting facilities from third-party service providers to make certain products and services available on our platform. Our primary data center is in Campinas, in the state of São Paulo (Centro de Processamento de Dados Santander), the only tier IV certified data center in Brazil. Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations, or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions.

Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

  loss of revenues, including subscription revenues owed from equipment rentals;
  loss of clients;
  loss of merchant and cardholder data;
  loss of licenses with payment schemes;
  fines imposed by payment scheme associations and other issues relating to noncompliance with applicable payment scheme requirements;
  loss of Brazilian Central Bank authorizations to operate as a payment institution (instituição de pagamento) or as a payment scheme settlor (instituidor de arranjo de pagamento) in Brazil;
  fines or other penalties imposed by the Brazilian Central Bank, as well as other measures taken by the Brazilian Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court liquidation of Getnet Adquirência e Serviços para Meios de Pagamentos S.A. or any of our subsidiaries to whom licenses may be granted in the future;
  harm to our business or reputation resulting from negative publicity;
  exposure to fraud losses or other liabilities;
  additional operating and development costs; and/or
  diversion of technical and other resources.
32

Our use of open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to some extent on the use and development of open source software and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.

Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

It is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

We are reliant on third–party developers to offer products and services through our platform.

We rely on third-party developers, with restricted access to application programming interfaces, software development kits and other tools, to produce applications for use, with a particular focus on mobile applications. There can be no assurance that merchants or third-party developers will continue to develop and maintain applications and services on our open platforms on a timely basis or at all. A number of factors could cause them to curtail or stop development for our platforms, which would restrict our ability to offer new products and services to our clients, and could materially and adversely affect our business, results of operations, financial condition, future prospects and cash flows.

If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations.

In a dynamic industry like ours, the ability to attract, recruit, develop and retain qualified employees is critical to our success and growth. If we are not able to do so, our business and prospects may be materially and adversely affected.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. We must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could seriously harm our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, widespread health epidemics, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our net sales could be materially reduced to the extent that a natural disaster or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our clients or other participants were affected by natural disasters or other major events.

Risks Relating to the Spin-Off

We may not realize the anticipated benefits from the Spin-Off, and the Spin-Off could harm our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the Spin-Off, or such benefits may take longer than expected to materialize or not materialize, whether in part or at all. The Spin-Off is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

  the Spin-Off and the process of becoming and operating as a stand-alone public company require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; and
  the other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Spin-Off, or if such benefits are delayed, our business could be harmed.

We only have a limited history of operating as an independent company, and our historical financial information for the periods during which we were a subsidiary of Santander Brasil is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical financial information for the periods prior to the completion of the Spin-Off included in this annual report has been derived from Santander Brasil’s consolidated financial statements and accounting records. While we will continue to cooperate closely with Santander Brasil, our historical financial information for such periods is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical financial information included in this information statement is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

  the historical financial information may not fully reflect the costs associated with the Spin-Off, including the costs related to being a public company; and
  our historical financial information does not reflect our obligations under the various Partnership Agreement and other arrangements we have entered into with Santander Brasil in connection with the Spin-Off, although costs under such agreements are expected to be broadly similar to what was charged to the business in the past.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we are subject following the Spin-Off.

Prior to the Spin-Off, our financial results were included within the consolidated results of Santander Brasil, and we were not be directly subject to reporting and other regulatory requirements of the Exchange Act. These and other obligations have placed and will continue to place significant demands on our management, administrative and operational resources, including accounting and information technology resources. To comply with these requirements, we have increased information technology infrastructure, implemented additional financial and management controls, reporting systems and procedures and hired additional accounting, finance, tax, treasury and information technology staff. We expect that we will need to continue taking similar steps in the near future in order to be able to comply with our financial reporting requirements and other rules that apply to reporting companies on an ongoing basis, and to continue improving our ability to do so. Failure on our part to do so could impair our ability to fulfill our obligations and our business could be harmed.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a result of the Spin-Off, we are a standalone public company. As a public company, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The process of becoming, and operating as, a standalone public company may also distract our management from focusing on our business and strategic priorities. Further, we may not be able to issue debt or equity on terms acceptable to us and we may not be able to attract and retain employees as desired. We may also not fully realize the anticipated benefits of the Spin-Off and of being a standalone public company, or the realization of such benefits may be delayed, if any of the risks identified in this “Risk Factors” section, or other events, were to occur.

Furthermore, as an “emerging growth company” as defined in the JOBS Act, we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

See “—Risks Relating to Our Controlling Shareholder, Our Units and the Getnet ADSs—As an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.”

Risks Relating to Brazil

The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn.

The COVID-19 pandemic added a new source of uncertainty to global economic activity and it has had, and is expected to continue to have, a negative impact on global, regional and national economies and to disrupt supply chains and reduce international trade and business activity. New variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective. Restrictions will likely remain in place, suppressing activity, if the contagion does not subside. The materialization of these risks has affected global growth and may decrease investors’ interest in assets from Brazil, which has adversely affected the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

The current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. A continued downturn in local, regional or global economic conditions may adversely affect our business, results of operations and financial condition.

The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our securities.

The Brazilian government has frequently intervened in the Brazilian economy and has on occasion made significant changes in policy and regulations. In the past, the Brazilian government has adopted measures, including, among others, changes in regulations, price controls, capital controls, changes in the exchange rate regime, and limitations on imports, which have affected Brazilian asset prices. Recently, the Brazilian government has adopted measures, including changes in tax policies, and constraints that have affected Brazilian asset prices and the trading price of our securities once they become listed.

We and the trading price of our securities may be adversely affected by changes in policy, laws or regulations at the federal, state and municipal levels involving or affecting factors such as:

  interest rates;
  currency volatility;
  inflation;
  reserve requirements;
  capital requirements;
  liquidity of capital and lending markets;
  non-performing loans;
  tax policies;
  the regulatory framework governing our industry;
  exchange rate controls and restrictions on remittances abroad; and
  other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation, as well as uncertainties related to the 2022 Brazilian presidential election, create instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us and our securities. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our securities. The overall trend of the Brazilian political and economic arenas may also affect the business of the Brazilian financial industry.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments and economic regulatory policy changes on our business, nor are we able to predict how current or future measures implemented by regulatory policymakers may impact our business. In addition, due to the current political instability, there exists substantial uncertainty regarding future economic policies and we cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Any changes in regulatory capital requirements for lending, reserve requirements, or product and service regulations, among others, or continued political uncertainty may materially adversely affect our business.

Political instability in Brazil may adversely affect Brazil’s economy and investment levels, and have a material adverse effect on us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy by impacting the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

There are uncertainties regarding the ability of the current government to implement policies and reforms, as well as external perception regarding the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities. In addition, the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. Any such new policies or changes to current policies may have a material adverse effect on us.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens (particularly following the COVID-19 pandemic and the need for the Brazilian government to fund extensive economic relief programs), declining revenues and inflexible expenditures.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation, as well as uncertainty arising from the 2022 Presidential election, may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.

Certain Brazilian companies active in the oil and gas, energy, construction and infrastructure sectors have faced investigations by the CVM, the U.S. Securities and Exchange Commission, or the “SEC,” the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations (the Lava Jato investigations). The Brazilian Federal Police are also investigating allegations of improper payments made by Brazilian companies to officials of the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF,” a tax appeals tribunal (the so-called Operação Zelotes). It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian Federal Revenue Authority, which were under appeal in the CARF. Such investigations involve and/or involved several companies and individuals, including representatives of various companies, politicians and third parties. Certain of these individuals are being investigated by the Brazilian Federal Police and others were formally charged and are facing criminal proceedings and/or have already been convicted by the Brazilian Federal Courts.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the short to medium term. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the short to medium term. According to data from the IBGE, Brazil’s GPD contracted by 3.3% in 2016, increased by 1.3% in 2017 and 2018 and 1.1% in 2019. In 2020, Brazilian GDP contracted by 4.1% as a result of the adverse macroeconomic effects of COVID-19 pandemic. In 2021, Brazilian GDP increased by 4.6% in 2021.

As a result of the allegations under the Lava Jato investigations and the economic downturn, Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch in December 2015, by Moody’s Investor Service, or “Moody’s,” in February 2016, and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the prior Brazilian government to approve certain reforms. Brazil’s sovereign debt is currently rated by the three major risk-rating agencies as follows: BB- by S&P (stable outlook) and Fitch (negative outlook) and Ba2 by Moody’s (stable outlook). Further downgrading of Brazil’s credit rating could reduce the trading price of our Units and Getnet ADSs. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments. In addition, the Lava Jato investigations have also reached members of the executive and legislative branches of the Brazilian government, which has caused considerable political instability, and, as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to predict the effects of such political instability, which may include further deteriorations in Brazil’s economic conditions.

Inflation, government efforts to control inflation and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had significant effects on the Brazilian economy and our business, and can continue to do so. Tight monetary policies with high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, less strict government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

The SELIC rate had been on a downward trend since mid-2016. The SELIC rate reached a high as 14.25% as of October, 2016 before decreasing to 13.75% p.a. by the end of 2016. The SELIC rate fell further to 7.00% p.a. by the end of 2017, and to 6.50% p.a. in March 2018. The SELIC rate remained at this level until June 2019, when it resumed its downward trend, ending 2019 at 4.50% p.a. As a result of the negative economic impact of the COVID-19 pandemic, the SELIC rate continued to fall during 2020, and reached a historical low at 2.00% p.a. by the end of the year, and remained at that level until mid-March 2021, when it reached 2.75%. As a result of inflationary pressures that have arisen in Brazil and globally in late 2021 and early 2022, the Brazilian Central Bank started tightening monetary policy: the SELIC rate then reached 6.25% p.a. in late September 2021, 7.75% p.a. in late October 2021, 9.25% p.a. in December 2021, and reached 10.75% p.a. in February 2022. As of the date of this annual report, the SELIC rate is 10.75%.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the IPCA and IGPM. For example, considering the amounts in 2021, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$2.05 million and R$1.14 million, respectively. Current inflation is at 10.38% (IPCA, January, 2022, last 12 months).

Inflation, as measured by the IPCA, reached 4.52% in 2020, compared to 4.31% in 2019, mainly as a result of temporary supply shocks affecting the prices of foodstuff items. These inflationary pressures have persisted in 2021 and have also been compounded by additional ones, including climate events that hit electricity generation and led to an increase in energy prices, disruption in supply chains and the depreciation of the real, among others. As a result inflation as measured by the IPCA reached 10.5% in 2021, significantly above the target of 3.75% set for the period.

Inflation, government measures to curb inflation, and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the Brazilian economy and weaken investors’ confidence in Brazil. Future Brazilian governmental actions, intervention in the foreign exchange market, and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Furthermore, Brazil’s high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the Brazilian economy as a whole, as well as on us.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. As a result of fluctuations in commodity prices, international developments and periods of progress and setbacks on the domestic front—such as during the presidential impeachment process in 2016, or the approval of the national pension system reform in 2019—the real has weakened over the last few years. After having ended 2013 with an exchange rate of R$2.34 per U.S.$1.00, the real/U.S. dollar exchange rate was R$2.65 per U.S.$1.00 on December 31, 2014, depreciating further to R$3.91 per U.S.$1.00 on December 31, 2015. Despite the instability caused by a change in the country’s presidency, the real appreciated 17.0% year-over-year against the U.S. dollar as of December 31, 2016 to R$3.26 per U.S.$1.00. In 2017, the real remained relatively stable against the U.S. dollar, with an exchange rate of R$3.31 per U.S.$1.00 as of December 31, 2017, but continued to depreciate in the following years, reaching R$3.88 per U.S.$1.00 as of December 31, 2018, and R$4.03 per U.S.$1.00 as of December 31, 2019. In May 2020, in response to the turbulence and doubts raised by the COVID-19 pandemic, the real depreciated significantly against the U.S. dollar, but finished the year at R$5.20 per U.S.$1.00. In 2021, the fallout of the COVID-19 pandemic continued to weigh on the performance and prospects of the Brazilian economy. The adverse economic effects of the COVID-19 pandemic have led to pressure on the Brazilian government to increase its support for the economy, which has led it to increase its already high indebtedness. Along with an ongoing perception that the Brazilian government could continue such support and further increase its indebtedness, this has led to a depreciation of the real. As of December 31, 2021, the exchange rate was R$5.5805 per U.S.$1.00. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

Past episodes of depreciation of the real relative to the U.S. dollar created additional inflationary pressures in Brazil, which led to increases in interest rates and limited Brazilian companies’ access to foreign financial markets and prompted the adoption of recessionary policies by the Brazilian government. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign-currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios, and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian balance of payments, as well as hinder export-driven growth. Depending on the circumstances, either a depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Infrastructure, workforce deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product, or “GDP,” growth has fluctuated over the past few years, with a contraction of 3.5% in 2016, followed by a three-year streak of growth in 2017 (1.0%), 2018 (1.1%) and 2019 (1.0%). In 2020, the Brazilian GDP contracted by 4.1% as a result of the effects of the COVID-19 pandemic and despite the significant economic support measures put in place by the Brazilian government. In 2021, Brazilian GDP increased by 4.6%. Growth has been limited by the lack of private and public investments, resulting in potential energy shortages and deficient transportation, declining logistics and telecommunication sectors and a lack of a qualified workforce. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Additionally, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business and the expansion of our client base. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries (including Spain, where Santander Spain, our ultimate controlling shareholder, is based), and in other Latin American and emerging market countries. Although economic conditions in Europe and in the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these countries may have an adverse effect on the market value of securities of Brazilian issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities, once listed. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In 2021, 2020 and 2019, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets and the increasing risk aversion to emerging market countries. In 2020 and in 2021, the fallout of the COVID-19 pandemic has also affected the performance of Brazilian markets. These uncertainties adversely affected us and the market value of our securities. In 2022, markets and the global economy have been adversely affected by the ongoing military conflict between Russia and Ukraine and the related sanctions imposed on Russia by the United States and its allies.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability, which could reduce overall consumer spending and the volume of payments processed by us, thereby adversely affecting our business, financial condition and results of operations.

A global economic downturn could have a material adverse effect on us.

The global macroeconomic environment is facing challenges, including the economic setbacks derived from the COVID-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States.

Pandemics, epidemics or outbreaks of infectious diseases can have an adverse effect on the global market and economy, as well as on our operations. Historically, some epidemics and regional or global outbreaks, such as Zika virus, Ebola virus, H5N5 virus (popularly known as avian influenza), foot-and-mouth disease, H1N1 virus (influenza A, popularly known as swine flu), middle east respiratory syndrome (MERS) and severe acute respiratory syndrome (SARS) have affected certain sectors of the economy in the countries where these diseases have spread.

On March 11, 2020, the World Health Organization, or “WHO,” declared that the COVID-19 epidemic rose to the level of a pandemic. This declaration triggered severe measures by government officials around the world with the aim of controlling the spread of COVID-19, including restrictions on the flow of people, with limitations on travel, use of public transport, quarantines and lockdowns, prolonged closure of commercial establishments, interruptions in the supply chain and reduction of consumption in general.

These measures, combined with the uncertainties caused by the COVID-19 pandemic, had an adverse impact on the economy and the global capital market, including Brazil, including causing eight circuit breakers in B3 negotiations throughout March 2020. The price of most of the assets traded on B3 was adversely affected due to the COVID-19. Impacts similar to these may reoccur, causing the assets traded at B3 to fluctuate.

In addition, any material changes in the economy and the global capital market, including Brazil, may decrease the interest of investors in Brazilian assets, including the Getnet ADSs, which may adversely affect the market price of our securities, in addition to making it difficult for us to access the capital markets and finance our operations, including on acceptable terms.

There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy. In 2022, the military conflict between Russia and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

In addition, some uncertainty remains around the terms of the UK’s relationship with the European Union and the lack of a fully comprehensive trade agreement may negatively impact the economic growth of both regions. By the same token, an adverse effect on the UK and the European Union may hit the wider global economy or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

Any slowdown or instability in the global economy could impact income, purchasing power and consumption levels in Brazil, among other things, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us while also creating a more volatile economy, limiting potential access to capital and liquidity. In addition, any global economic slowdown or uncertainty may result in volatile conditions in the global financial markets, which could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. Any such adverse effect on capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

Risks Relating to Our Controlling Shareholder, Our Units and the Getnet ADSs

Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.

We are indirectly controlled by Santander Spain. Due to its share ownership, Santander Spain has the power to control us and our subsidiaries, including the power to:

  elect a majority of our directors that appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;
  influence the appointment of our principal officers;
  declare the payment of any dividends;
  agree to sell or otherwise transfer its controlling stake in our company; and
  determine the outcome of substantially all actions requiring shareholder approval, including amendments of our bylaws, transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets and dividends.

We operate as a stand-alone subsidiary within the Santander Group. The Santander Group has no liability for our operations, except for the amount of its holdings of our capital stock and for other specific limited circumstances under applicable law. The interests of the Santander Group may differ from the interests of our other shareholders, and the concentration of control in the Santander Group will limit other shareholders’ ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the Nasdaq limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a controlled company is exempt from certain Nasdaq corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain Nasdaq corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the Nasdaq requirements; therefore, we currently use these exemptions and intend to continue using them. Accordingly, you will not have the same protections provided to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

For example, as a foreign private issuer, we rely on an exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to our audit committee. For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of Our Board of Directors—Audit Committee” and “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

As an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non‑emerging growth companies.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non‑emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or “PCAOB,” (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes‑Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our equity securities that is held by non‑affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non‑convertible debt during the prior three‑year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non‑emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Units held by non‑affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Units or Getnet ADSs less attractive because we may rely on these exemptions. If some investors find our Units or Getnet ADSs less attractive as a result, there may be a less active trading market for our Units or Getnet ADSs and the price of our Units or Getnet ADSs may be more volatile.

The liquidity and market prices of the Units and the Getnet ADSs may be adversely affected by the cancellation of units or substantial sale of Units and the Getnet ADSs in the market, or by the relative volatility and limited liquidity of the Brazilian securities markets.

Holders of units may present these units or some of these units for cancellation in Brazil in exchange for the common shares and preferred shares underlying these Units. If unit holders present a significant number of Units for cancellation in exchange for the underlying common shares and preferred shares, the liquidity and price of the Units and the Getnet ADSs may be materially and adversely affected.

Also, sales of a substantial number of our Units, common shares or preferred shares in the future, or the anticipation of such sales, could negatively affect the market prices of our Units and the Getnet ADSs. If, in the future, substantial sales of Units, common shares or preferred shares are made by existing or future holders, the market prices of Getnet ADSs may decrease significantly. As a result, holders of Getnet ADSs may not be able to sell their Getnet ADSs at or above the price they paid for them.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the Units and Getnet ADSs.

The B3 is significantly less liquid, has a lower overall market capitalization and has a more concentrated trading volume than the Nasdaq or other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.

The uncertainties caused by the outbreak of COVID-19 had an adverse impact on the global economy and global capital markets, including in Brazil, during the course of 2020. As a result of this volatility, the B3’s circuit breaker mechanism was triggered eight times during March 2020. The prices of most of the securities traded on the Nasdaq and the B3, including the price of the Getnet ADSs and our Units, were adversely affected by the COVID-19 pandemic. Impacts similar to those described above may reoccur, which may result in volatility in the prices of our securities traded on the Nasdaq and on the B3.

The relative volatility and limited liquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADRs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

If securities analysts do not publish research or reports about our business or if they downgrade our Units and the Getnet ADSs or securities issued by other companies in our sector, the price and trading volume of our Units and the Getnet ADSs could decline.

A trading market for our Units and the Getnet ADSs may not develop. Furthermore, any future trading market for our Units and ADRs may be affected in part by the research and reports that industry and financial analysts come to publish about us or our business after we become an independent listed company. We do not control these analysts. Furthermore, if one or more of the analysts downgrade our Units, the Getnet ADSs or our industry, and change their views regarding the shares of any of our competitors or other companies in our sector, or publish inaccurate or unfavorable research about our business, the market price of our Units and/or the Getnet ADSs could decline.

The economic value of your investment may be diluted.

We may, from time to time, need additional funds to implement our growth strategy, acquire target companies or otherwise conduct our activities and we may issue additional Units, including Units represented by Getnet ADSs. Any additional funds obtained by such a capital increase may dilute your interest in our company or decrease the market price of our Units and the Getnet ADSs.

Holders of our Units and the Getnet ADSs may not receive any dividends or interest on shareholders’ equity.

According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on shareholders’ equity, as calculated under Brazilian Corporate Law, or “adjusted net income,” which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital or to absorb losses, or otherwise retained as allowed under Brazilian Corporate Law and may not be available to be paid as dividends or interest on shareholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on shareholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability.

We paid R$829.2 million and R$139.0 million (R$11.92 and R$2.00 per common share, respectively, and R$0.44 and R$0.07 per common share after the stock split, respectively) as dividends (considering gross value) in 2020 and 2019, respectively, in accordance with our dividend policy. On December 21, 2021, our board of directors approved the payment of interest on shareholders’ equity in an amount of R$298 million (or R$253 million after deducting income tax withheld at source (Imposto de Renda Retido na Fonte)) in relation to the years 2016, 2019 and 2021. The payment was made on February 18, 2022 to holders of our common and preferred shares (including shares held in the form of Units) as of January 20, 2022. However, there can be no assurance that dividends and interest on shareholders’ equity will be paid in the future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—History of Payment of Dividends and Interest on Shareholders’ Equity.”

Holders of the Getnet ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of Getnet ADSs will not be our direct shareholders and will be unable to enforce directly the rights of shareholders under our By-Laws and Brazilian Corporate Law. Holders of Getnet ADSs may exercise voting rights with respect to the Units represented by Getnet ADSs only in accordance with the deposit agreement governing the Getnet ADSs. Holders of Getnet ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with Getnet ADSs holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our Units will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of Getnet ADSs will receive notice of a shareholders’ meeting by mail from the Getnet ADS depositary following our notice to the depositary requesting the depositary to do so. To exercise their voting rights, holders of Getnet ADSs must instruct the Getnet ADS depositary on a timely basis on how they wish to vote. This voting process necessarily will take longer for holders of Getnet ADSs than for holders of our Units or shares. If the Getnet ADS depositary does not receive timely voting instructions for all or part of the Getnet ADSs, the depositary will not vote the corresponding number of our deposited Units.

Holders of Getnet ADSs also may not receive the voting materials in time to instruct the depositary to vote the Units underlying their Getnet ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Getnet ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of Getnet ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the Units underlying their Getnet ADSs are not voted as requested.

Holders of Getnet ADSs could be subject to Brazilian income tax on capital gains from sales of Getnet ADSs.

Law 10,833 of December 29, 2003 provides that the disposal of assets located in Brazil by a nonresident to either a Brazilian resident or a nonresident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposal of our Units by a nonresident of Brazil to another nonresident of Brazil. It is unclear whether Getnet ADSs representing our Units, which are delivered by the Getnet ADS depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. We believe that Getnet ADS s do not qualify as property located in Brazil and, thus, should not be subject to Brazilian income tax. Nevertheless, there is no judicial guidance as to the application of Law 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of the Getnet ADSs between nonresidents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of the Getnet ADSs, this tax law would accordingly impose withholding taxes on the disposition of the Getnet ADSs by a nonresident of Brazil to another nonresident of Brazil.

Any gain or loss recognized by a U.S. taxpayer will generally be treated as U.S. source gain or loss. A U.S. taxpayer would not be able to credit any Brazilian tax imposed on the disposition of our Units or the Getnet ADSs against such person’s U.S. federal income tax liability, unless such credit can be applied (subject to applicable limitations) against tax due on other income of such person from foreign sources.

Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

Issuers of securities in Brazil are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with IFRS as issued by the IASB and Brazilian GAAP, both of which differ from U.S. GAAP in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow local legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner with which you are not familiar.

Investors may find it difficult to enforce civil liabilities against us or our directors and officers.

The majority of our directors and officers reside outside the United States. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to the Getnet ADSs, none of our directors or officers has consented to service of process in the United States or to the jurisdiction of any U.S. court. As a result, it may not be possible for holders of the Getnet ADSs to effect service of process against these other persons within the United States or other jurisdictions outside Brazil or to enforce against these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Holders of Getnet ADSs may face greater difficulties in protecting their interests due to actions by us or our directors or executive officers than would shareholders of a U.S. corporation, because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if the judgment meets the following conditions: (i) it must comply with the formalities necessary for enforcement under the laws of the jurisdiction in which it was rendered; (ii) it must have been issued by a competent jurisdiction/court after proper service of process on the parties, which service must comply with Brazilian law if made in Brazil, or after sufficient evidence of the parties’ absence (revelia) has been given, as required by applicable law; (iii) it must be final, binding and therefore not subject to appeal (res judicata) in the jurisdiction in which it was issued; (iv) it must be apostilled by a competent authority of the country from which the document emanates according to the Hague Convention of 5 October 1961 Abolishing the Requirement of Legalisation for Foreign Public Documents or, if such country is not signatory of the Hague Convention, it must be duly authenticated by a competent Brazilian consulate in the country where the foreign judgment is issued; (v) it must be accompanied by a translation thereof into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory;  (vi) it must not be contrary to Brazilian national sovereignty, good morals or public policy or violate the dignity of the human person (as set forth in Brazilian law); (vii) it must not relate to a matter which is also subject to a similar proceeding in Brazil involving the same parties, based on the same grounds and with the same object, which has already been judged by a Brazilian court (res judicata); and (viii) it must not violate the exclusive jurisdiction of Brazilian courts pursuant to the provision of Article 23 of the Brazilian Code of Civil procedure (Law No. 13,105/2015). Judgments which meet these criteria are not subject to an analysis of the merits or a retrial by Brazilian courts.

Judgments of Brazilian courts with respect to our Units or the Getnet ADSs will be payable only in reais.

Our By-Laws provide that we, our shareholders, our directors and officers and the members of our fiscal council shall submit to arbitration any and all disputes or controversies that may arise among ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of Brazilian Corporate Law, our By-Laws, the rules and regulations of the CMN, the Brazilian Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets and the rules and regulations of the Arbitration Regulation of the Market Arbitration Chamber. However, in specific situations, including whenever precautionary motions are needed for protection of rights, the dispute or controversy may have to be brought to a Brazilian court. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the Units or Getnet ADSs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations and according to Brazilian laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Brazilian Central Bank or competent court, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Units or Getnet ADSs.

Holders of Getnet ADSs may be unable to exercise preemptive rights with respect to our units underlying Getnet ADSs.

Holders of Getnet ADSs will be unable to exercise the preemptive rights relating to our Units underlying Getnet ADSs unless a registration statement under the Securities Act is effective with respect to the shares for which those rights are exercisable or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of Units or Getnet ADSs. We may decide, at our discretion, not to file any such registration statement. If we do not file a registration statement or if we and the Getnet ADS depositary decide not to make preemptive rights available to holders of Units or Getnet ADSs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

As a holder of Getnet ADSs, you will have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.

Our corporate affairs are governed by our By-Laws and by Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil.

Under Brazilian Corporate Law, holders of Getnet ADSs are not our direct shareholders and will have to exercise their voting rights through the depositary. Therefore, holders of Getnet ADSs may have fewer and less well-defined rights to protect their interests relative to actions taken by our board of directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the form of these regulations and the manner of their enforcement may differ from that in the U.S. securities markets or markets in certain other jurisdictions. In addition, in Brazil, self-dealing and the preservation of shareholder interests may be regulated differently, which could potentially disadvantage you as a holder of the preferred shares underlying Getnet ADSs.

Getnet ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could be less favorable or less desirable to the plaintiff(s) in any such action.

The deposit agreement provides that, to the extent permitted by law, Getnet ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the Getnet ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.  The deposit agreement, including the waiver of the right to jury trial, governs the rights of the initial holders of Getnet ADSs following the spinoff as well as the rights of subsequent holders that acquire Getnet ADSs in the secondary market.

If you or any other holders or beneficial owners of the Getnet ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the Getnet ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. Any plaintiff(s) in such an action may believe that a non-jury trial would be less favorable to the plaintiff(s) or otherwise less desirable.

There can be no assurance that we will not be a passive foreign investment company for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences for our U.S. shareholders.

U.S. shareholders of a passive foreign investment company, or “PFIC,” are subject to potentially adverse U.S. federal income tax consequences with respect to their investment in the PFIC. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For this purpose, subject to certain exceptions, passive income includes interest and income equivalent to interest, dividends, certain non-active rents and royalties, and capital gains on property that produces or is held for the production of the foregoing types of income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is generally treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to varying interpretations and may change in the future. Based on the nature of our operations, the composition of our income and assets, and then applicable law, we do not believe that we were a PFIC for our 2020 taxable year. However, the U.S. Internal Revenue Service, or the “IRS” and the U.S. Treasury department recently released proposed Treasury regulations, or the “Proposed Regulations” which, if finalized in their current form, would significantly modify the PFIC rules applicable to certain banking group affiliates that provide financial services. Under currently applicable guidance, including an IRS Notice regarding the treatment of non-U.S. banks and their affiliates for PFIC purposes (the “Notice”), certain categories of “active financing income” earned by a qualified affiliate of a non-U.S. banking group, and assets held by such a qualified affiliate for the production of such income, are treated as active for purposes of determining the qualified affiliate’s PFIC status. Under the Proposed Regulations, such income (and assets) generally would be treated as passive for those purposes. Pending the issuance of final Treasury regulations, the preamble to the Proposed Regulations generally permits taxpayers to rely on the Notice. Although we consider ourselves to be engaged in an active business, the treatment of income from certain of our activities, including payment processing services and prepayment and advanced settlement services, is uncertain under the Notice and the Proposed Regulations. If the fees we earn from those services were considered to be interest, interest equivalents or gains on assets held for the production of interest (and, thus, generally passive for PFIC purposes), although the matter is not entirely clear, we believe that it is reasonable to treat us as a qualified affiliate of Santander Group, with the result that such income would be treated under the Notice as active income for PFIC classification purposes. However, there can be no assurances in that regard, and under the Proposed Regulations (if finalized in their current form), it is possible that those fees would be treated as passive income.

Whether we will be a PFIC in 2022 or any future year is uncertain because, among other things, PFIC status is determined on an annual basis, the manner in which we operate our business and the composition of our income and assets may vary significantly over time, and the rules for determining the character of our income and assets for PFIC purposes are unsettled (as described above). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any taxable year, U.S. holders of our ADSs or Units would be subject to certain adverse U.S. federal income tax consequences as discussed under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules.

Item 4. Information on the Company
4A. History and Development of the Company

General

Getnet is a publicly held corporation (sociedade anônima) of indefinite term, incorporated under Brazilian law on October 24, 2008 as Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. Ltda, or “Getnet Tecnologia.” Following our acquisition by Santander Brasil in 2014 we changed our corporate name to Getnet Adquirência e Serviços Para Meios de Pagamento S.A. Documentation of our incorporation is duly registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo), under NIRE (Registry Number) 35.300.567.064. Our corporate name is Getnet Adquirência e Serviços para Meios de Pagamento S.A. and our commercial name is Getnet. Our headquarters are located in Brazil at Avenida Presidente Juscelino Kubitschek, 2041, Suite 121, Block A, Condominium WTORRE JK, Vila Nova Conceição, 04543-011, in the city of São Paulo, state of São Paulo, Federative Republic of Brazil. Our telephone number is +55 (11) 5184-9002, and our website is https://ri.getnet.com.br/en/. In addition, the SEC maintains a website at www.sec.gov that contains information filed by us electronically. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

Our agent for service is Banco Santander, S.A., New York Branch, 45 E. 53rd Street New York, New York 10022.

History

We were founded in 2003 as a technology company focused on payment solutions and top-ups for prepaid cell phone accounts by means of point-of-sale, or “POS,” devices. We have partnered with Santander Brasil since 2011, when we began providing services to Santander Brasil’s cards business division. This partnership resulted in the creation of Santander Getnet Serviços para Meios de Pagamento S.A., or “SGS,” a joint venture between us and Santander Brasil responsible for distributing POS devices.

At an extraordinary shareholders’ meeting held on August 31, 2014, the shareholders of Getnet and SGS approved the merger of Getnet into SGS. On the same date, SGS had its corporate name changed to Getnet Adquirência e Serviços para Meios de Pagamento S.A. The transaction was concluded on July 31, 2014, once all regulatory approvals had been obtained. As a result of the transaction, Santander Brasil became the owner of shares representing 88.5% of the total corporate capital of Getnet, with the previous shareholders of Getnet owning 11.5% of the total share capital.

Following our acquisition by Santander Brasil, we shifted our focus to the merchant acquiring business. An important part of this change was offering an integrated account with Santander Brasil and cross-selling products and services to Santander Brasil’s customer base, focusing particularly on SMEs and retail customers. Under our integrated account offering, customers pay a single monthly fee for a package that includes a current account with Santander Brasil and the rental of our POS devices.

Throughout 2015 and 2016, we worked together with Santander Brasil to increase synergy between the banking services offered and the acquiring business. An example of this is the fact that we use Santander Brasil as a sales force to market our products and services throughout Brazil, unlike our competitors who are required to rely on their own smaller internal sales forces. During the same period, we also focused on efficiency, innovation and quality, which we believe are our core competitive advantages.

In 2017 and 2018, we sought to diversify our product offering with the creation of “SuperGet,” a wireless mobile POS, or “m-POS,” device. We also established our own data center in Campinas in the state of São Paulo and developed a new digital platform through which we offer a wide range of services such as fraud protection services, saving card details on websites for future use (which we refer to as a card vault), split payment solutions and an online store through which we are able to set up websites for micro-entrepreneurs and SMEs. This new digital platform became our core priority in 2019 and 2020, as it enabled us to enter the fast-growing e-commerce industry. As part of this digital transformation, we began offering new products and services such as GetPay, a payment link that can be included in WhatsApp and social media posts, quick response codes, or “QR codes,” and a digital POS, among others. These services go beyond those we were able to provide customers in a purely physical format. As a result, we have become a multiservice platform offering a wide range of services to our customers, irrespective of whether such customers are also customers of Santander Brasil.

On December 19, 2018, the minority shareholders of Getnet exercised their right to sell all of their shares to Santander Brasil, or the “Put Option,” pursuant to the Shares Purchase and Sale Agreement and Other Covenants executed between the parties on April 4, 2014, or “SPA.” On the exercise date of the Put Option, Santander Brasil entered into a binding amendment to the SPA, to acquire all of the Getnet shares owned by minority shareholders, corresponding to an 11.5% equity interest, in the amount of R$1.431 billion. The acquisition transaction was approved by the Brazilian Central Bank on February 18, 2019, and the transaction closed on February 25, 2019. As a result, Santander Brasil currently owns 100% of our issued and outstanding share capital. Our acquisition by Santander Brasil gave us more flexibility and allowed Santander Brasil to create more complete and customized solutions for our customers, integrating our services with Santander Brasil.

On November 16, 2020, Santander Brasil announced the commencement of a study of the Spin-Off of Getnet. On February 2, 2021, Santander Brasil announced the finalization of such study. The executive board of Santander Brasil, at a meeting held on February 25, 2021, approved the Spin-Off and the fiscal council of Santander Brasil also issued a favorable opinion. The Spin-Off was also approved by the shareholders of Santander Brasil on March 31, 2021.

On May 12, 2021, we entered into an investment agreement with the shareholders of Eyemobile Tecnologia Ltda., or “Eyemobile.” Eyemobile is a technology company based in Florianópolis in the state of Santa Catarina that offers and develops software solutions designed to enhance the productivity of daily business activities, such as the operation of points of sale, managerial reports, billing, while also providing tailored solutions for certain businesses such as stores, restaurants and events. On August 3, 2021, the conditions precedent to the acquisition were fulfilled and as a result we now hold a 60.0% interest in Eyemobile’s share capital. The amount paid for this transaction consists of R$21.5 million paid in cash, split as follows: (i) R$11.5 million to acquire an equity interest of 44.0% from the then-shareholders of Eyemobile, and (ii) R$10.0 million to subscribe for newly-issued shares of Eyemobile amounting to 16.0% of Eyemobile’s issued share capital. In addition, we may be required to disburse an additional maximum amount of R$3.5 million as earnout payments to the former shareholders of Eyemobile if certain financial and operating metrics are met over the course of the 18 months following the acquisition. See also note 1 to our audited consolidated financial statements included elsewhere in this annual report.

In February 2021, the Brazilian Central Bank authorized us to form a new subsidiary, Getnet Sociedade de Crédito Direto S.A., or “Getnet SCD,” to act as a financial institution. We estimate that Getnet SCD will become fully operational in the first half of 2022. Getnet SCD will extend loans and financing through a digital platform.

On February 24, 2021, our sole shareholder at the time, Santander Brasil, approved (i) a stock split at a ratio of one to 26.83421551 as a result of which our capital stock (which was at the time represented by 69,565,000 common shares, no par value) was represented by 1,866,722,202 common shares, no par value, and (ii) a conversion of 916,003,725 common shares into an equal number of preferred shares. As a result of the stock split and the conversion, as of December 31, 2021 and as of the date of this annual report, our capital stock is represented by 950,718,477 common shares, no par value, and 916,003,725 preferred shares, no par value. The stock split has been reflected retrospectively in the financial statements included in this annual report and the conversion was reflected prospectively in the corresponding period.

On July 14, 2021, the Brazilian Central Bank approved our Spin-Off from our then parent company, Santander Brasil. On August 10, 2021, we became registered as a publicly-held corporation with the CVM under Category “A” of CVM Instruction No. 480/09. In addition, on August 5, 2021, the B3 approved our application to list our shares and Units.

On October 18, 2021 the SEC declared effective the registration statement on Form 20-F to register the Units of Getnet, some of which are represented by Getnet ADSs, under Section 12(b) of the Exchange Act. Our Units, common and preferred shares began trading on a stand-alone basis on the basic listing segment of the B3 on October 18, 2021 under the ticker symbol “GET11”, “GET3” and “GET4”, respectively. The Getnet ADSs began trading on a “when-issued” basis on the Nasdaq on October 18, 2021 and began “regular-way” trading on a stand-alone basis on the Nasdaq on October 22, 2021 under the ticker symbol “GET”. As a result of the Spin-Off, (i) Santander Brasil’s shareholders have received, as applicable, common shares and/or preferred shares issued by us and/or Units, at the rate of 0.25 common share, preferred share or Unit for each one common share, preferred share or unit issued by Santander Brasil, (ii) holders of Santander Brasil ADSs representing units of Santander Brasil shares received the Getnet ADSs, each representing two of our Units, at a rate of 0.125 Getnet ADSs for each Santander Brasil ADS held, and (iii) we became an indirect subsidiary of Santander Spain, Santander Brasil’s parent company. For more information about the Spin-Off, see “—The Spin-Off.”

Our mission is to be one step ahead in solutions and technologies, contributing to the growth of our customers. We work in a close, agile and simple way offering solutions for those who want to be in control of their business. Solutions for those who sell and those who buy. With operations across Brazil, we have more than 887.6 thousand active merchants that use our services daily.

Recent Developments

Impact of COVID-19

On March 10, 2020, the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade) issued guidance highlighting the importance for companies of carefully considering the impact of COVID-19 on their business and reporting the principal risks and uncertainties arising from this analysis in their financial statements, subject to the applicable accounting standards.

The COVID-19 pandemic has resulted in disruption to regional or global economic activity, which may affect our operations and financial results. Any continued slowdown in Brazilian economic activity or inability of the Brazilian economy to recover from the recession caused by the COVID-19 pandemic, whether as a result of the COVID-19 pandemic itself or of governmental measures imposed to restrict the spread of COVID-19, would adversely affect the operations of commercial establishments which would in turn negatively affect our results. Any resulting increases in credit risk may result in an increase in the cost of credit which would also lead to a decrease in credit card use.

These factors have adversely impacted our clients’ sales and severely disrupted their operations, contributing to a 13% decline in revenue from services in the year ended December 31, 2020 compared to the year ended December 31, 2019. In the year ended December 31, 2021, our revenue was R$2,853.1 million, a 23.0% increase when compared with R$2,320.5 million in the year ended December 31, 2020, as a result of an improvement in macroeconomic conditions in 2021. However, we still face considerable uncertainty related to the progression of the COVID-19 pandemic (including new variants of the virus which may appear, such as the Omicron variant) and of Brazil’s vaccination campaign. The extent to which the COVID-19 pandemic will affect our results of operations for any future periods will depend on developments that are highly uncertain and unforeseeable, including new information that may emerge on the gravity of COVID-19, new variants of the virus (including without limitation the Omicron variant), the speed and efficacy of vaccination roll-outs and other actions to contain or address the impact of the COVID-19 pandemic, among other matters.

In order to mitigate the impact of COVID-19 on our business, we adopted commercial and strategic measures to maintain our client base, including discounts on equipment rental, rate reductions, and extensions on invoicing terms linked to client goals. We also joined the Brazilian government’s Coronavoucher program, which enable us to capture transaction volumes linked to the provision of economic support by the Brazilian government.

We intend to continue monitoring the evolution of the COVID-19 pandemic in Brazil and globally in order to take preventive measures to minimize the disruption to our activities. However, given the considerable uncertainty surrounding the spread of COVID-19, the pace of vaccination roll-outs and the speed at which the Brazilian and global economies will recover, we cannot assure you that we will be able to mitigate any additional adverse effects of COVID-19 on our business effectively or at all.

See also “Item 3. Key Information—3D. Risk Factors—Risks Relating to our Business and Industry—Actual or potential epidemics, pandemics, outbreaks or other public health crises, such as the COVID-19 pandemic, may have an adverse impact on our clients’ financial condition, particularly SME merchants, consequently impacting our business,” “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil—The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19.”

Changes to our Senior Management

Mr. Pedro Carlos Araújo Coutinho will be stepping down as our chief executive officer on March 31, 2022. He will be replaced by Mr. Cassio Schmitt, who will be elected on April 1, 2022, by our board of directors. Mr. Schmitt’s investiture as chief executive officer will depend on the approval of his election by the Brazilian Central Bank, and Mr. Coutinho will remain in office until Mr. Schmitt’s election is approved by the Brazilian Central Bank. See “Item 6. Directors, Senior Management and Employees—A. Board of Directors and Board of Executive Officers—Changes to our Senior Management.”

United Nations Global Compact

In January 2022, we announced our adhesion to the United Nations Global Compact, a voluntary initiative of the United Nations aimed to mobilize the business practices in the areas of human rights, labor, environment, and anti-corruption. Since 2021, we have focused on scaling ESG actions from a perspective that covers business, risk management, governance and on the fronts to engage stakeholders and generate value for customers and society. Throughout 2021, we made other public commitments such as signing the Women’s Empowerment Principles, a UN initiative for women’s empowerment in business, and the UN Free & Equal initiative, focused on the LGBTQIA+ front.

The Spin-Off

Santander Brasil and Getnet, for the reasons described below, carried out the Spin-off of Getnet from Santander Brasil, pursuant to the applicable law currently in force, and with a reduction of Santander Brasil’s share capital.

The Spin-Off was intended to enable Getnet to explore the full potential of its businesses as part of the strategy of the Santander Group to create a global merchant acquiring franchise under the Getnet brand as part of PagoNxt, a new technology-focused on global payment platform which will concentrate the technology and various payments solutions of the Santander Group. The Spin-Off is expected to allow Getnet to have direct access to the capital markets and other sources of funding, thus allowing it to prioritize its investments according to its profile and scope of activities.

Prior to the conclusion of the Spin-Off, Santander Brasil owned 100% of our total capital stock. As part of the Spin-Off, all of our Units and issued common and preferred shares have been transferred to the current shareholders of Santander Brasil, including the holder of Units represented by Santander Brasil ADSs. As a result of the Spin-Off:

  Santander Spain, the controlling shareholder of Santander Brasil, became our controlling shareholder directly and indirectly through certain of its subsidiaries. For additional information on our share capital, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”
  Our Units, common and preferred shares began trading on a stand-alone basis on the basic listing segment of the B3 on October 18, 2021 under the ticker symbol “GET11”, “GET3” and “GET4”, respectively. The Getnet ADSs began trading on a “when-issued” basis on the Nasdaq on October 18, 2021 and began “regular-way” trading on a stand-alone basis on the Nasdaq on October 22, 2021 under the ticker symbol “GET”.

Immediately after the Spin-Off, Santander Spain held its interest in us through Grupo Empresarial Santander SL, or “GES,” and Sterrebeeck B.V., or “Sterrebeeck.” In the fourth quarter of 2021, Santander Spain reorganized its equity interests in our share capital. This reorganization changed our direct shareholders but did not result in any changes to our ultimate shareholders. Specifically, in November 2021:

  Sterrebeeck split off its interest in 42.81% of our common shares and 42.03% of our preferred shares to PagoNxt Merchant Solutions, S.L., or “PagoNxt MS,” and (in exchange for this interest) PagoNxt MS increased its share capital and issued new shares to Sterrebeeck’s sole shareholder, Santander Spain. Upon completion of the Sterrebeeck split-off, Santander Spain contributed its shares in PagoNxt MS to PagoNxt, S.L., or “PNSL.” As a result, PagoNxt MS is a wholly-owned subsidiary of PNSL which is itself a wholly-owned subsidiary of Banco Santander, S.A.
  GES split off its interest in 47.58% of our common shares and 47.32% of our preferred shares to PMS, and (in exchange for this interest) PMS increased its share capital and issued new shares to the shareholders of GES, i.e., Santander Spain, Santander Investment S.A., or “SISA,” and Santander Investment 1 S.A.U., or “SI1,” pro rata to their respective interests in GES. Upon completion of the GES split-off, Santander Spain contributed its shares in PagoNxt MS to PNSL, and SISA and SI1 transferred their shares in PagoNxt MS to PNSL.

Following the reorganization above described above, GES and Sterrebeeck ceased to be shareholders of the Company. As of the date of this annual report, (i) PagoNxt MS, which is an indirect wholly-owned subsidiary of Santander Spain, holds 90.39% of our common shares and 89.35% of our preferred shares, amounting to 89.88% of our total shares, and (ii) Santander Spain also holds directly 0.07% of our common shares and 0.04% of our total shares.

The charts below set forth a summary of our corporate structure as of the date of this annual report:

•	The Santander Group currently own approximately 89.91% of our total capital stock. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Relationship with Santander Brasil

Although, as a result of the Spin-Off, we are no longer a subsidiary of Santander Brasil, we continue to be an affiliate of Santander Brasil as an indirect subsidiary of Santander Spain. We also have an ongoing commercial relationship with Santander Brasil which is governed by the Partnership Agreement into which we entered with Santander Brasil on April 15, 2021. For more information about the Partnership Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Principal Related Party Transactions—Partnership Agreement with Santander Brasil.”

Brazilian Leg and Regional Acquirer of PagoNxt

Following the Spin-Off, we began operating as the Brazilian leg and regional acquirer of the Santander Group’s global merchant acquiring franchise under the Getnet brand as part of PagoNxt merchant solutions, as further explained under “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.”

PagoNxt is a strategic initiative that seeks to promote sustainable and profitable growth by integrating various payment solutions for businesses and consumers using the latest technology. While it is part of the Santander Group, which has more than 160 years of banking experience and 152 million customers worldwide, PagoNxt is also an autonomous fintech focused on the digital payments market. Headquartered in Madrid, Spain, with a presence in 13 countries and a team of 3,260 payment experts and developers worldwide, with an extra 2,470 external developers, PagoNxt delivers its value proposition to 1.2 million merchants and more than 800 thousand international SMEs and corporate customers worldwide, and over 637 thousand consumers. The PagoNxt brand is the umbrella under which Santander Group will unify its various payments solutions, in order to help it to compete better, both with fintechs and large digital platforms, such as other banks, in these kinds of essential services for customers.

PagoNxt is an autonomous company within the Santander Group. Through its three lines of business, namely merchant solutions for businesses, trade solutions for international trade and consumer solutions for consumers, it provides solutions not only to banking clients of the Santander Group but also to third-party customers, financial institutions and fintechs. PagoNxt provides:

  Merchant Solutions: PagoNxt’s goal is to build a global, open merchant payment platform and consolidate the Santander Group’s leadership position in this regard. This line of business includes PagoNxt merchant solutions, which drives the global expansion of Getnet, which has 1.2 million merchants and is at the core of PagoNxt’s merchant strategy. It will also give merchants a unique experience, including additional value-added services.
  Trade Solutions: PagoNxt’s vision is to deliver fast and efficient trade finance, supply chain and international payments, and foreign exchange payments solutions for international SMEs and corporates that were once only accessible to large corporations. At the heart of PagoNxt’s trade strategy are Ebury, and Payments Hub.
  Consumer Solutions: PagoNxt’s aim is to deliver simple, highly engaging payment solutions for individuals, which are intended to become embedded in our customers’ daily lives. These include among others Superdigital, the inclusive-finance proposition already available in Brazil, Chile, Mexico and Argentina.

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Capital Expenditures

Our operations require constant investment in equipment and software given the large base of accredited establishments and the need to replace POS devices on an ongoing basis. We also invest on an ongoing basis in (i) maintenance and improvements to security, and (ii) in our fixed assets, including computer equipment, machines, equipment, installations, furniture, fixtures and vehicles utilized at our headquarters and at the headquarters and branches of our subsidiaries.

The following table presents our investments in assets to support our operations, improve our systems and other projects for the years indicated.

	For the Year Ended December 31,
	2021	2020	2019
	(in millions of R$)
Software, licenses and systems in development(1)	48.6	92.8	142.1
Fixed assets(2)	375.2	307.6	491.8
Total	423.8	400.3	633.9

(1)	These expenses relate primarily to internal work-hours for the development of our software and related systems. We capitalize expenses that are directly related to the development of software for our own operations, provided that the criteria for recognition are met.

(2)	Fixed assets includes our consolidated investments in point-of-sale terminals, computers and peripherals, furniture and fixtures, telecommunications equipment and vehicles.

Our capital expenditures in recent years have focused on the following areas: (i) digital platform; (ii) pricing platform; (iii) Superget app; (iv) payment account and prepaid card; (v) advances on receivables platform; and (vi) anti-fraud systems.

We have financed our capital expenditures from our results of operations and the use of third-party financing. We have ongoing relationships with leading financial institutions, and we believe we would be able to obtain financing should the need arise. Accordingly, we believe that our sources of financing are adequate given our indebtedness profile and capital expenditure needs.

We intend to continue to make capital expenditures in a manner consistent with the above, including investing in new products, computing equipment, machines, equipment, installations and furniture.

4B. Business Overview

Our Business

Overview

We are a technology company offering payment solutions to a range of merchants, from large businesses to the small entrepreneurs. Our portfolio of products includes physical solutions, such as SuperGet, POS devices, digital solutions and services. We have our own technology teams, robust infrastructure (including a network operations center, an innovation laboratory and the only data center in Latin America with Tier IV certification). We also hold the key certifications for our industry, including: Visa Pin 2.0, PCI and ISO 9,001, 27,001 and 10,002. We currently process more than four billion payments a year. We are present in over 2.2 million accredited commercial establishments or points of sale in Brazil, and have administrative offices in São Paulo (state of São Paulo), Porto Alegre (state of Rio Grande do Sul) and Campo Bom (state of Rio Grande do Sul).

As of December 31, 2021, we had 2.2 million POS devices and 887.6 thousand clients compared to 1.9 million and 891.4 thousand respectively, as of December 31, 2020. The growth in the number of POS devices and the decrease in the number of clients can be explained by the macroeconomic effects of the COVID-19 pandemic which resulted in the closing of SMEs which use our services and an increase in demand from larger clients, who normally have more POS devices per establishment. Our TPV (i.e., the value of payments, net of payment reversals, successfully completed on our payments network — TPV is an operating measure, not a measure of revenue from services and is not included in our income statement) has grown 49.5%, from R$273.7 billion in the year ended December 31, 2020 to R$409.1 billion in the year ended December 31, 2021. We also achieved a market share of 15.1% of TPV within the acquiring sector in the year ended December 31,2021 and 14.9% in the year ended December 31, 2020, according to ABECS.

We believe that the key to this success has been our ability to offer our customers services by means of an efficient multiservice platform and maximize customer satisfaction by being a “one-stop shop” in which customers can purchase various financial, payment and business process management services in a single place. Our business model will continue to benefit from our relationship with Santander Brasil, which has been one of our main competitive advantages in the merchant acquiring business and a key differentiator from our competitors. Furthermore, we have maintained a competitive advantage by providing a full range of solutions, for both physical and digital channels, to all customers, while our competitors generally focus on niche customer groups (i.e., either large corporate clients, SMEs or micro-entrepreneurs). We believe that this will enable us to continue growing and gaining market share.

The following table provides an overview of certain of our key financial information as of and for the years indicated.

	As of and for the Year Ended December 31
	2021	2020	2019
	(in R$ millions, except as otherwise indicated)
Equity	3,323.9	2,742.9	3,211.8
Total assets	59,034.8	43,021.7	27,141.1
Revenue from services	2,853.1	2,320.5	2,662.9
Gross profit(1)	1,094.3	894.3	1,576.4
Net income	475.9	361.0	794.0
Number of common shares (excl. treasury shares)	950,718,477	1,866,722,202	1,866,722,202
Number of preferred shares	916,003,725	—	—
Equity value per common share (reais per common share)(2)(3)	3.50	1.47	1.72
Basic earnings per share (reais per common share)	0.24	0.19	0.43
Diluted earnings per share (reais per common share)	0.24	0.19	0.43

(1)	The financial information for the years ended December 31, 2020 and 2019 presented in this annual report reflects a reclassification of improperly classified expenses from “Selling, General and Administrative expenses” to “Costs of Services” with respect to the years ended December 31, 2020 and 2019. See “Presentation of Financial and Other Information—Reclassification of Certain Financial Information.”
(2)	We calculate equity value per common share as total equity as of the applicable date divided by the total number of common shares as of such date.
(3)	Equity value per common share as of and for the year ended December 31, 2021 reflects the stock split and the conversion of common to preferred shares undertaken in February 2021 related to the Spin-Off for all periods and years presented as if it had occurred on January 1, 2019. For more information about the stock split and the conversion, see “Item 4. Information on the Company—A. History and Development of the Company—History.”
54

Our Products and Services

We are a one-stop-shop offering our merchant clients (including micro-entrepreneurs, large corporate clients and SMEs) a full range of in-store and digital solutions for their business, from payment solutions to business process management, as well as banking and other financial services through our partnership with Santander Brasil. We provide our wide range of services through (i) a Santander Brasil channel to Santander Brasil’s customer base, which is one of our core distribution channels, pursuant to our existing arrangements with Santander Brasil, and (ii) an independent channel to customers in the open market, who account for approximately 25% of our current active customer base.

The following image summarizes the products and services we offer:

Over the past five years, we have developed our products and service to go beyond our acquiring capabilities and become a provider of a wider range of solutions to merchants. Our offering of products and services is designed to support merchants by enabling them to rely on Getnet as a one-stop-shop solution for payments in the physical (brick-and-mortar) and digital environments, as well as financial services. Our offering of payments solutions in the physical and digital environments also includes related, value-added business process management products and services.

Physical

We believe we offer one of the most complete range of solutions for processing transactions at points of sales. We give merchants access to the most up-to-date solutions, be it with respect to compliance with industry requirements to reliance on the most recent technological developments (e.g., most of our terminals support near field communications, or “NFC,” the use of QR codes and Brazil’s new PIX instant payments system). Our physical solutions include:

  Low-cost terminals for individual entrepreneurs: We offer low-cost terminals for micro-entrepreneurs that make accepting payments by cards a cost-efficient alternative for our customers. To make this solution competitive, we sell these devices at cost.
  Mid-range terminals: We also offer stand-alone terminals that can be used by SMEs with a higher transactions volume or even by medium- to large-sized merchants who often use multiple terminals. These terminals can be either sold or rented to merchants.
  Digital POS: We provide terminals that use Android-based operating systems, allowing merchants to use other applications alongside our payment application. These applications include our split payment application, which allows merchants to split the settlement of one single card transaction into multiple payments to related third parties (e.g., sellers and service providers). We rent these terminals to merchants. In addition to the MDR for each transaction, we also generate additional revenue by charging merchants for the other services they use through applications.
  Integrated solutions: We provide different types of solutions for larger merchants who need their payment solutions to be integrated with their cash management and other business process systems, including:
    Auttar: We offer Auttar’s solutions, which include libraries, plug-ins and software development kits, or “SDKs,” that can be integrated into merchants’ cash register systems to process card transactions in compliance with industry rules. This allows merchants to accept payments at their points of sale easily while retaining control of the transaction as a result of the integration with the merchant’s management systems. Auttar’s services are charged separately from our acquiring services.
    Eyemobile: We offer Eyemobile’s omnichannel and cashless solutions, which include sales management, cash register, inventory, digital menu and delivery. This allows SMEs and larger merchants to have a frictionless omnichannel journey and a better experience with self-checkout.
    Pin-pad terminals: These terminals can either be used in combination with Auttar’s solutions or with any other solution used by merchants to connect with us. We rent these terminals to merchants and also provide technical support.

Digital

We have developed our own digital platform including all the functionalities offered by the main global payment service providers. We believe that this allows merchants to rely on Getnet as their single provider when it comes to digital payments. The range of functionalities we offer enables merchants to accept digital payments while managing all the significant aspects of these transactions, including fraud management and payment reconciliation, for example. The main components of this digital platform are the following:

  Integration methods: We offer advanced integration methods allowing merchants of all sizes and from all types of businesses to easily integrate payment acceptance methods into their sales process management systems, including application programming interfaces, or “APIs,” SDKs and iFrame checkouts. We make all the relevant information regarding these integration methods available on our developers portal. In addition, we have a specialized implementation team focused on supporting merchants that are going through the implementation and certification process to make sure that they benefit as much as possible from our solutions.
  Fraud-management tool: We offer merchants a complete fraud prevention service, which includes a range of different tools managed by our team of experts. We are continuously seeking to improve the performance of the fraud-management tool based on models developed and updated using machine learning capabilities.
  Card vault: We offer solutions enabling merchants to safely store customer card credentials in a digital “card vault,” thereby improving customer experience. This type of solution is fundamental for online sales but can be difficult and costly for merchants to put in place given the need to protect customers’ sensitive information. By using our services, merchants of all sizes can improve customer experience without having to face by themselves the operational and technical challenges of storing sensitive data in compliance with all industry requirements and applicable laws.
56

  Recurring engine: The adoption of subscription business models (e.g., online services, buyers’ clubs and insurance) has been an important trend for online businesses. We have developed a recurring engine (i.e. an application which manages a recurring process, such as a subscription) that allows merchants to transfer to us the burden of managing subscription plans for each one of their customers, allowing them to focus on their businesses.
  Split payments: Many different businesses, such as marketplaces, restaurants, medical clinics and beauty parlors, among others, face the challenge of passing on funds received in transactions to business partners, suppliers, service providers or other types of third parties in a fully compliant and automated manner. We have developed a split payment solution that allows merchants to determine at the time they charge the final customer how the amount charged is to be divided among each one of the third parties involved in providing the product or service.
  Online store: Our online store is a solution that allows merchants that are starting their online operations to easily set up an online store capable of accepting payments through our systems. While most market solutions will require the merchant to first select an online store platform and only afterward set up a digital payment acceptance system through a different provider, we offer merchants an integrated solution. We have recently Minestore, an easy to use solution for merchants to create virtual stores.
  GetPay: GetPay allows merchants to send a link to customers through various channels, such as email, WhatsApp or Instagram. The link redirects customers to a secure checkout where they can finish the transaction by providing their payment details, which are then processed through Getnet’s payments system.
  Getdata: We also provide a market intelligence solution used for business management and decision-making purposes. This solution enables businesses to access market information relating to comparable companies in specified geographies, leveraging Getnet’s extensive merchant sales data as well as data from third parties such as MasterCard.
  Support to alternative payment methods: Through our digital platform, merchants can process not only card transactions but also some of the main alternative payment methods in Brazil such as boletos (payment slips), transactions using Brazil’s new PIX instant payments system and electronic wallets, or “e-wallets.”

Financial Services

We also provide a range of financial services through our platform, including:

  Prepayment and advanced settlement: In Brazil, credit card transactions are typically settled 30 days from the date on which the transaction occurred. In Brazil it is relatively common for transactions to be settled in installments and, in certain industries, over 60% of transactions are settled in installments, according to ABECS. As a result, merchants often have to wait for several weeks, and in certain cases up to a year, for a transaction to be settled in full. Given these characteristics of the Brazilian market, providing merchants with the means of receiving the payments due on their card receivables early is fundamental. We offer these solutions to merchants in the following formats:
    Spot operations: Merchants can request, on a case-by-case basis, to have all or part of their receivables paid upfront at a negotiated discount rate.
    Automatic operations: We give merchants the option of putting in place automatic early payment. For example, merchants can opt to have all their credit card transactions from the previous day automatically settled in advance at a predetermined and contractually agreed discount rate. This discount rate is reviewed from time to time based on prevailing market interest rates.
    Reduced settlement delay (RecebaJá): We also offer merchants the option of settling all of their transactions in a time frame of their choosing.
57

  Prepaid card and account: We offer merchants the option of receiving funds in a Superget account linked to a prepaid card. This allows merchants to rely solely on Getnet for all their financial needs, including both inward and outward payments. Through the Superget app, merchants can easily manage their account and conduct a variety of transactions such as paying bills, making wire payments and managing their expenses on the prepaid card. This is a solution designed for small merchants, and we believe it has in important role in helping the unbanked population access financial services.
  Merchant financing: We are in the process of building our own ability to extend credit in order to be able to provide financing to SMEs and individuals. We believe our position in the market allows us to understand the financial condition of potential borrowers and accurately assess their creditworthiness, thereby mitigating the risks involved in these transactions.

Our Distribution Channels

We distribute our products and services through the following channels:

  Santander Brasil Channel: Our products and services are distributed through Santander Brasil’s infrastructure to Santander Brasil’s customer base. For example, we have approximately 110 sales desks in Santander Brasil branches throughout Brazil. We have entered into agreements with Santander Brasil pursuant to which we will continue to have access to Santander Brasil’s distribution channels in exchange for a fee charged by Santander Brasil. The Santander Brasil channel accounted for 93% of our total revenues for the year ended December 31, 2021, and 92% of our total revenues for the year ended December 31, 2020.
  Independent Channel: Our independent channel accounted for 7% of our total revenues for the year ended December 31, 2021, and 7% of our total revenues for the year ended December 31, 2020. We intend to leverage our independent channel to expand our customer base outside of the Santander Brasil channel, with a particular focus on SMEs. Our independent channel consists of the three following components, and we intend to rely on each of these to drive our expansion:
    E-commerce: This component includes a broad range of solutions we offer in a digital format, such as the services we offer to SMEs and micro-entrepreneurs as described under “—Our Products and Services—Digital.”
    Sales force: We have a sales force comprising our own employees, which gives us the flexibility to expand our business outside of the confines of the Santander Brasil channel.
    Partnerships: We enter into partnerships with companies (such as Hinode) and banks (such as Original, Pine, Sofisa and BTG), through which we are able to offer our multiservice platform to our partners’ business associates and customers.

In the year ended December 31, 2021, we invested R$201 million in our independent channel, compared to R$179 million in the year ended December 31, 2020. We believe that investment in our independent channel to access Brazil’s estimated 30 million micro-entrepreneurs will be a driver of our future growth. We note that as of December 31, 2021, we had approximately 225 thousand active clients from our independent channel.

Our Clients

We tailor our products and services to the needs of our clients, which include:

  Large Corporate Clients: Companies with annual revenues above R$200 million, who are looking for both physical and digital payment solutions, as well as business process management software. These clients accounted for 15% of our revenues for the year ended December 31, 2021, and 17% of our revenues in the year ended December 31, 2020.
58

  SMEs: Small and medium-sized enterprises with annual revenues between R$0.3 million and R$200 million, who seek both physical and digital solutions. In addition, SMEs often wish to have access to credit lines. These clients accounted for 77% of our revenues for the year ended December 31, 2021, and 70% of our revenues in the year ended December 31, 2020. For the years ended December 31, 2021, 2020 and 2019, we had 479 thousand, 461 thousand and 435 thousand active SME clients, respectively.
  Micro-entrepreneurs: Businesses with annual revenues below R$0.3 million. Micro-entrepreneurs are our smallest, “long-tail” customers. They typically conduct smaller transactions within the merchant acquiring industry. These clients accounted for 8% of our revenues for the year ended December 31, 2021, and 13% of our revenues in the year ended December 31, 2020. For the years ended December 31, 2021, 2020 and 2019 we had 361 thousand, 385 thousand and 282 thousand active micro-entrepreneur clients, respectively.

We believe that our integrated distribution strategy with Santander Brasil, including cross-selling of our products and services by Santander Brasil, has enabled us to expand our client base by attracting new customers throughout recent years, leading to significant growth in terms of total payment volume, as illustrated in the following chart:

Total Payments Volume(1) (in billions of reais)	Client Base (in thousands of active clients(2))

(1)	TPV is the value of payments, net of payment reversals, successfully completed on our payments network. TPV is an operating measure. TPV is not a measure of revenue from services and is not included in our income statement.
(2)	An active client is a client that makes at least one transaction within any given 90-day period.

Our Business Model

We generate revenue based on fees charged for each of the services we provide. These fees mainly include (i) payment processing fees related to transaction activities and other services, typically charged as a percentage of the transaction amount or as a fixed amount per transaction; (ii) financial income related to prepayment financing fees; and (iii) subscription and equipment rental fees. As part of our goal to diversify our sources of revenues, we also provide non-payment services. These services mainly include our value-added services mentioned under “—Our Products and Services.” Our “take rate” (which is the aggregate of the net MDR plus any related POS rental income, verticals income (such as meal voucher cards, marketplace and value-added services in e-commerce) and prepayment gross financing fees, less card scheme fees and taxes, as a percentage of the merchant’s total sales processed by us) during the year ended December 31, 2021 was 0.74% compared to 0.79% in the year ended December 31, 2020.

The merchant acquiring market has recently experienced a significant reduction in margins due to a significant increase in competition, in addition to the incentives and subsidies offered due to the COVID-19 pandemic that strongly affected the sector, and forced the market to reduce revenues in order to preserve the financial health of its customers and therefore its active base. We expect that this pressure on margins will diminish in the retail sector in the short term but that the already tight margins in the wholesale sector will not tighten further.

We have focused on putting a business model in place that offers a complete range of solutions for our corporate, SME and long-tail merchant customers (micro-entrepreneurs). We have structured our business model around two key competitive differentiators: (i) providing services that combine efficiency, innovation and quality, excellence and speed of service, and (ii) an increasingly digital model. We endeavor to provide all customers with the most accessible and useful solutions, regardless of our customers’ size and individual objectives, while seeking to achieve a degree of balance between retail customers and wholesale customers.

Our business model is disruptive and has enabled us to grow significantly. Our market share based on TPV, as reported by ABECS, increased from 7.1% of the acquiring market in 2014 to 15.1% in the year ended December 31, 2021. In 2021, we achieved a total active client base of approximately 887.6 thousand as of December 31, 2021 (compared to 891.4 thousand, 771.1 thousand, 506.2 thousand and 499.7 thousand as of December 2020, 2019, 2018 and 2017, respectively). Our increases in market share and strong operational performance have supported our financial results. In the fiscal year ended December 31, 2021 and the fiscal year ended December 31, 2020, our TPV was R$409.1 billion and R$273.7 billion, respectively (TPV is the value of payments, net of payment reversals, successfully completed on our payments network — TPV is an operating measure, not a measure of revenue from services and is not included in our income statement). In the fiscal year ended December 31, 2021 we recorded net income of R$475.9 million, EBITDA of R$922.9 million, and net income and EBITDA margins of 16.7% and 32.3%, respectively. In the fiscal year ended December 31, 2020, we recorded a net income of R$361 million, EBITDA of R$812.2 million, as well as and net income and EBITDA margins of 15.6% and 35.0%, respectively. Our business model will continue to benefit from our relationship with Santander Brasil, which has been one of our main competitive advantages in the merchant acquiring business and a key differentiator from our competitors. We believe that, together with Santander Brasil, we have been able to integrate the banking and merchant acquiring businesses to an extent not matched by any of our competitors.

Our relationship with Santander Brasil is mutually beneficial and will not change significantly due to the Spin-Off. While we continue to capitalize on the synergies between both businesses, we will continue to operate on an independent basis from Santander Brasil going forward. We benefit from the ability to offer Santander Brasil’s banking solutions to our clients, which has historically enabled us to optimize our gains of scale and access to more efficient services. As agreed with Santander Brasil in the context of the Spin-Off, we will pay Santander Brasil a commission for clients they generate for us and Santander Brasil will start paying us a commission for clients we originate for them.

Our Strengths

A True One-Stop-Shop in the Brazilian Payments Sector

Since our acquisition by Santander Brasil in 2014, we have expanded our portfolio of products and services along with our digital platform in order to become a one-stop-shop and multiservice platform. We offer a wide range of solutions to our brick-and-mortar and digital customers in all segments. Conversely, certain our competitors have niche positioning among clients, which we believe limits their capabilities in terms of capturing market growth. Our offering is designed to provide a full suite of payments and business process services to a broad range of client types, from large corporate clients and SMEs (traditional acquiring) to micro-entrepreneurs, for which we endeavor to find tailored solutions.

Healthy Client Mix and Strong Revenue Diversification

Our business model has been structured around innovation and quality as key competitive differentiators, while seeking to achieve a solid client mix and a strong revenue diversification. We endeavor to attract customers and build loyalty by investing in customer relationships by fine-tuning processes and technologies to solidify an efficient and high-quality journey experience, while also seeking to become business partners at the center of our customers’ business, whether they are retail or whole sale customers.

The following figure show our client mix for the years indicated:

TPV(1) Mix

(1)	TPV is the value of payments, net of payment reversals, successfully completed on our payments network. TPV is an operating measure. TPV is not a measure of revenue from services and is not included in our income statement.

Our total revenue consists of: (i) payment processing fees, which accounted for approximately 50% and 48% of our revenue in the year ended December 31, 2021 and 2020, respectively; (ii) prepayment of receivables, which accounted for 26% of our revenue in both of the years ended December 31, 2021 and 2020; (iii) rental fees, which accounted for 20% and 23% of our revenue in the year ended December 31, 2021 and 2020, respectively; and (iv) value-added services, which accounted for 4% of our revenue in both of the years ended December 31, 2021 and 2020.

Digital Culture of Getnet

Our culture is driven by digitalization. Digital innovation has become a priority for us due to the significant growth of e-commerce in Brazil in recent years, which we expect will continue in the coming years. As an example, in the year ended December 31, 2021, our total TPV from e-commerce amounted to R$96 billion and accounted for approximately 23% of our total TPV (compared to R$61 billion or approximately 22% of our total TPV in the year ended December 31, 2020). In the year ended December 31, 2019 our total TPV from e-commerce amounted to R$21 billion and accounted for approximately 10% of our total TPV. TPV is an operating measure. TPV is not a measure of revenue from services and is not included in our income statement.

Before 2017, we relied on third-party providers to serve merchants in the e-commerce market, but given changes in customer behavior and the growth of e-commerce, performing digital operations has become a fundamental tool to maximize growth and gain scale. We therefore began developing a new digital platform both organically and through acquisitions. In 2018, we expanded our portfolio with new products, such as fraud management services. In 2019, our priority was to invest in our e-commerce products for long-tail clients, offering solutions such as a digital marketplace, a digital store and a digital POS. Finally, in 2020, we acquired Minestore, which we believe will enable us to develop a subscription-based revenue model, rather than charging our customers on a per-service basis. We also began integrating PIX (a Brazilian governmental instant payments system) and GetPay Link, among others, to complete our digital portfolio. Going forward, our focus will be on expanding our portfolio of digital products and services and capitalizing on the investments we have made in this area.

The increasing prevalence of e-commerce in Brazil has allowed us to broaden our digital solutions portfolio and develop as a multiservice platform, while also making the customer experience simpler and more efficient. The range of services that we provide on a digital basis is wider than the range of services we provide to customers who solely own a physical POS device. We believe that this gap will continue to expand as the e-commerce segment keeps growing, and that our strategy of digitalization will put in a favorable position to make the most of this industry trend.

Well Positioned to Benefit from a Large and Attractive Market

We believe that we are well positioned in Brazil to benefit from our ability to offer a wide range of services to clients beyond our core merchant acquiring activities:

  Banking: We endeavor to provide a range of basic banking services to our customers, including the opportunity to open a bank account with Santander Brasil, the Superget account (which is a digital account for SMEs consisting of a simplified account allowing merchants to have a prepaid card and receive payments), prepaid cards and other products and services.
  Acquiring: We are already one of the market leaders, having increased our market share from 14.9% in 2020 to 15.1% in the year ended December 31, 2021.
  Credit: By means of a strategic partnership with Santander Brasil, we provide our customers prepayment of receivables, working capital lines of credit and secured personal lines of credit for smaller customers. In the future we may provide these services directly or through bank partners in an asset light business model, pursuant to our recently granted license to operate as a direct credit corporation (sociedade de crédito direto).
  Software: We endeavor to provide software services that are complementary to our core payment-related services. In 2021 and 2020, we made two acquisitions to strengthen our multiservice platform: Eyemobile and Minestore. Eyemobile complements our omnichannel and cashless solutions by adding a fully digital consumer experience to our portfolio. Minestore provides our customers with a smart solution for creating complete virtual stores. We have also taken steps to improve our reconciliation platform by adding scalable tools and integrating information on card and PIX transactions.

Updated Solutions Platform

We believe that our sector-based solutions platform is the most updated and complete in Brazil. In the last years, we focused our investments in our e-commerce offering, such as the recently announced investments in PIX, Auttar, credit and Minestore, in order to keep up to date with new developments and market trends. These investments in our digital platform, along with our solutions portfolio, have driven our transition into a true one-stop-shop for our customers.

Efficient Cost Structure

We believe we had one of the lowest costs per transaction in the Brazilian market in the year ended December 31, 2021, based on the data available to us (which consists of financial information disclosed to the market by our main competitors). We calculate our cost per transaction by dividing our total transaction expenses (which we define as managerial operating expenses (these include personnel, selling and administrative expenses, depreciation and amortization expenses but not interchange fee, scheme fees and other discounts)) by our total number of transactions processed. Our cost per transaction for the years ended December 31, 2021 and 2020 was R$0.28 and R$0.37, respectively. We believe this puts us in a favorable position to thrive in the Brazilian market despite the intense competition and pressure on margins, which it has experienced in recent years. We believe that this is due to:

  Our emphasis on efficiency. We have redesigned all of our internal processes, while keeping our infrastructure up to date, in order to be able to gain scale while maintaining an efficient cost structure.
  Our ability to negotiate favorable prices with our suppliers, due to the scale we have gained as a result of our investments in digital tools and our broad portfolio of products and services.

Our Strategy

Our culture and strategy are focused on our customers. Our primary mission has always been, and will continue to be, assisting our customers in growing their businesses and managing their day-to-day operations more effectively. For this purpose, our focus in the last years has been to create a one-stop-shop for our customers, allowing them to have access to all the solutions they require, from banking to payments to business process services. We believe this makes us integral to our customers’ endeavors to achieve their business goals. After years of continuous investments and improvements, customers have access to the most modern technology and innovative solutions in the market. Our strategy is built on the following pillars:

Leverage our Relationship with Santander Brasil While Growing External Acquiring Channels

We will continue our partnership with Santander Brasil, one of the largest banks in Brazil. We believe our success is due in part to our flexible relationship with Santander Brasil. This is a two-way relationship from which both parties benefit. Our strategy in this regard will remain the same in the coming years after the Spin-Off. Furthermore, we continue to be a part of the Santander Group. We intend to continue to adhere to the same corporate governance standards as the wider Santander Group, which are characterized by a focus on ethics and transparency.

We also intend to leverage our independent channel to expand our customer base outside of the Santander Brasil channel, with a particular focus on SMEs. We intend to rely on each of the components of our independent channel to drive our expansion: (i) e-commerce, (ii) our sales force, and (iii) our partnerships with companies (such as Hinode) and banks (such as Original, Pine, Sofisa and BTG).

Expanding Our Digital Products Offering and Monetizing Investments

Multichannel, physical, digital, and phygital offerings have always been part of our philosophy. Since 2018, we have recognized the growth potential of e-commerce and built a digital platform based on a one-stop-shop approach that enables us to meet our customers’ needs. We offer a wide range of digital solutions, including financial reconciliation, payment splitting for marketplaces, recurrence engine for monthly fee-based services, anti-fraud solutions, as well as services that cater to micro-entrepreneurs, such as the digital store and payment link (Getpay). We have also understood from an early stage that serving digital customers is different from serving physical customers, and we have made expert support available 24/7 to meet the needs of our customers.

We intend to continue to build our digital platform in order to grow within the e-commerce segment, which has become the fastest-growing payments channel due to the adoption of new technologies and the impact of these technologies on customer behavior. We intend to continue to be innovative and adapt to future changes in customer behavior, both organically and through acquisitions or partnerships where appropriate, in order to best capture all possible market growth. In the short-term, our strategy will consider, among others, the following solutions:

  Providing Receivables-Backed Credit Products and Through Our Asset-Light Credit Model: In February 2021, the Brazilian Central Bank authorized us to form a new subsidiary, Getnet SCD, to act as a financial institution. We estimate that Getnet SCD will become fully operational in the first half of 2022. Getnet SCD will extend loans and financing through a digital platform. Our credit strategy will be built around an asset-light model in which our partners will be responsible for carrying the balance and transaction risk, while Getnet will earn a fee for distribution through its channels. We intend to extend credit to our micro-entrepreneur and SME clients, thereby assisting our customers in growing their business, but without taking on the risk of exposure to their operations.

We are working to create a portfolio which is beneficial to us and our partners. Santander Brasil has advised us on the development of all our risk management models, which rely on the sophisticated mathematical modeling we already apply in our acquiring business and other payment services.

  Delivering Value-Added Services to our Customers: We endeavor to provide products and services which meet the constantly evolving needs of customers in the increasingly competitive and constantly evolving payments industry:
    Auttar: A multi-channel solution that simplifies the integration of business automation and payment services. We believe that this solution combines a good user experience with features giving merchants control over the sale process. Combined with business automation, Auttar enables us to deliver segment-specific solutions, including to restaurants, beauty shops and gas stations. In the year ended December 31, 2021, Auttar had revenue of R$29 million and added four thousand new customers for a total of 28 thousand active customers in comparison to 24 thousand in the year ended December 31, 2020. Our strategy is to differentiate Auttar by means of software customization services. We believe that Auttar’s success in the near future will be supported by its cloud-based solutions and its ability to produce software. Our expectation is to expand the customer base of Auttar through large institutions and excellence in customer service.
    Eyemobile: With the acquisition of Eyemobile, we have added a fully digital consumer experience to our portfolio. Eyemobile focuses on developing solutions and technologies that help SMEs increase their sales and manage their operations more effectively. We believe that the acquisition of Eyemobile will enable us to expand our offering to customers by leveraging our technological expertise in interfaces and apps for sales management and mobile payments. Incorporating Eyemobile into our business will also support Auttar’s multichannel offering.
    PIX: In 2020, the Brazilian Central Bank launched an instant payments solution named PIX. We have taken steps to integrate PIX across all of our channels and solutions (including POS terminals, the electronic transfer of funds and in-store solutions, e-commerce and the GetPay payment link) so that our customers can use it in an accessible manner. We have also incorporated PIX into our value-added service portfolio which includes reporting and reconciliation tools, as well as allowing Auttar merchants and partners to leverage our PIX capabilities.
63

Maintaining a Competitive Advantage in Terms of Efficiency

Efficiency is at the heart of what we do. We believe that our nimble workforce, focus on cost-control and highly-capable IT infrastructure coupled with our management’s drive have helped us to become one of the most efficient companies in our industry. In the years ended December 31, 2021 and 2020, we had a cost per transaction of R$0.28 and R$0.37, respectively. We believe we had one of the lowest costs per transaction in the Brazilian market in the year ended December 31, 2021, based on the data available to us (which consists of financial information disclosed to the market by our main competitors).

We have made substantial investments in technology to complement our human capital and improve our productivity, for example by adopting autonomous systems to reduce headcount. Combined with process streamlining, digitalization and an increased processed transaction volume, this has enabled us to maintain our costs under control despite the expansion of our business.

In addition, following the Spin-Off, we began operating as the Brazilian leg and regional acquirer of the Santander Group’s global merchant acquiring franchise under the Getnet brand as part of PagoNxt merchant solutions, as further explained under “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.” As a part of the global merchant acquiring franchise under the Getnet brand within PagoNxt, we expect to benefit from additional reliability and scalability to our business, and from two-sided networks with PagoNxt’s trade and consumer solutions business. We believe that this would allow us to leverage key capabilities, products, value added services, processing critical mass and state of the art platform architecture towards a global single platform.

We believe that our efficiency is significant given the increase in competition in recent years, with new players capturing growth and gaining market share from more traditional players. We believe that maintaining an efficient business model within the sector will allow us to be more competitive in terms of pricing, allowing us to capture as much of the growth in the market as possible.

Our Markets

Market Overview

According to the World Payments Report 2019, Brazil is the fifth largest market in the world for non-cash transaction volumes, with a growing payments market despite macroeconomic instability. According to the World Bank, during Brazil’s most recent economic recession, from 2016 to 2020, nominal GDP grew at a CAGR of 4.1%. During the same period, electronic payments volume grew at a CAGR of 15.1%, according to ABECS.

Despite Brazil’s large territory and population, the payments market in the country remains underexplored when compared to other more mature economies, such as the United States and the United Kingdom, as summarized below:

  According to the World Bank and ABECS, card payments accounted for 28.4% of total household consumption in Brazil in 2016. This percentage is lower than comparable measures of 46.0% and 68.6%, respectively, in the United States and the United Kingdom, during the same period, according to data from the World Bank and the Bank for International Settlements, or “BIS.”
  According to the World Bank, just 27.0% of the Brazilian population aged 15 and above had a credit card in 2017, compared to 65.6% and 65.4% in the United States and United Kingdom, respectively.
  We believe Brazil presents a significant growth opportunity for digital payments when compared to more mature economies. According to the World Bank, in 2017, 17.6% of the Brazilian population aged 15 and above had either used the internet to pay bills or to make online purchases during the previous year, compared to 77.2% in the United States and 80.7% in the United Kingdom.

Cards Payments as % of Household Consumption – %

Source: World Bank, ABECS and Bank for International Settlements

Card Ownership in 2017 – %
(population above 15 years old)

 Source: World Bank

Online Payments Usage in 2017 – %
(used the internet to pay bills or made online purchases, population above 15 years old)

Source: World Bank

The volume of transactions carried out using payment cards in the Brazilian market increased from R$1.8 trillion in 2019 to a total of R$2.0 trillion in 2020 and R$2.65 trillion in 2021, according to data provided by ABECS. ABECS estimates a volume of R$3.12 trillion in 2022, representing a growth of over 25% and 20% year-to-year, respectively.

TPV(1) – R$ trillion

Source: ABECS

(1)	TPV is the value of payments, net of payment reversals, successfully completed on our payments network. TPV is an operating measure. TPV is not a measure of revenue from services and is not included in our income statement.

During the course of the last decade, cards have become the most significant payment method in Brazil, and the volume of payments transacted by payment cards has tripled during this period. Cash payments doubled during the same period while payments made by checks decreased.

10-Year Evolution of Payment Methods – R$ billion

2009	2019

Source: ABECS

The e-commerce sector is also going through a period of significant growth period due to the growing number of internet users generally, the increase in the number of e-consumers, the changes in consumer behavior which favor the use of online purchases, and the continued diversification of the range of products available online. The total sales amount within the e-commerce sector in Brazil increased from R$75 billion in the first half of 2019 to R$132 billion in the second half of 2020, as illustrated in the chart below.

E-Commerce Total Sales – R$ billion

Source: Brazilian Federal Revenue Service.

Despite the growth of e-commerce in Brazil in recent years, online retail sales are still low when compared to other countries. The chart below illustrates the portion of total retail revenue accounted for by e-commerce in selected countries:

Source: Business.com, 2020

According to data from the IBGE, published on March 4 2022, Brazilian GDP increased by 1.1% in 2019, contracted by 3.8% in 2020 and increased by 4.6% in 2021. Household consumption increased by 1.8% in 2019 and decreased by 5.5% in 2020 according to the IBGE. We believe that the growth in Brazilian GDP and household consumption directly contributed to the growth in electronic and card payments in Brazil, as a consequence of which TPV has grown at a faster pace than Brazilian real GDP, as illustrated by the charts below:

Brazil’s GDP – R$ trillion

Source: IBGE

TPV(1) as a Percentage of GDP – %

Source: ABECS and IBGE

(1)	TPV is the value of payments, net of payment reversals, successfully completed on our payments network. TPV is an operating measure. TPV is not a measure of revenue from services and our TPV is not included in our statement of income.

Brazil’s Household Consumption Evolution – R$ billion

Source: IBGE

TPV(1) as a Percentage of Brazil’s Household Consumption Evolution – %

Source: ABECS and IBGE

(1)	TPV is the value of payments, net of payment reversals, successfully completed on our payments network. TPV is an operating measure. TPV is not a measure of revenue from services and our TPV is not included in our statement of income.

New Markets

As we expand our capabilities to offer additional solutions to merchants, we plan to enter into new markets in Brazil, such as banking, credit, software and other services, as detailed below:

Credit

The high rates of economic growth which Brazil experienced in the early 2000s benefited the Brazilian population, especially the lower income sections of the population. As per capita income increased, demand from the low-income segment of the Brazilian population for banking services, such as savings accounts, checking accounts, payment services, investment accounts, collection services and credit products, increased markedly.

The credit market in Brazil has shown consistent growth in terms of supply and demand as well as in the volume of credit. Among others measures that have favored this process and facilitated the increase in credit supply in Brazil are efforts from the Brazilian government to make the rules for granting subsidized credit more transparent in order to reduce bank spreads.

As of September 30, 2021, according to the Brazilian Central Bank, total credit transactions amounted to R$4,413 billion, of which R$2,567 billion were accounted for by individual loans and R$1,847 billion by corporate loans. The charts below illustrate the total credit balance in Brazil and its penetration in the country’s GDP for the periods indicated:

Credit Balance – R$ billion

Source: Brazilian Central Bank

Credit penetration over GDP – %

Source: Brazilian Central Bank

Software

By the end of 2020, according to ABES Software, the Brazilian information technology, or “IT,” market amounted to approximately U.S.$49.5 billion, considering the markets of software, services, hardware and including exports. Hardware accounted for 53.7% (U.S.$26.5 billion) of this amount, software accounted for 26.3% (U.S.$13 billion) and services accounted for 20% (U.S.$10 billion). According to the same source, Brazil is becoming increasingly important the world’s IT market, moving from being the 10th largest IT market in 2019 to the 9th in 2020, while maintaining its leadership in Latin America, where Brazil accounts for 44% of the overall IT market.

Our Ecosystem

Our ecosystem includes a wide range of parties whom we serve, partner with and compete against. These parties include:

Consumers: According to the IBGE, there were 211.7 million people in Brazil in 2020, of which 167.6 million were aged 15 years or older. In 2019, Brazil received 6.4 million foreign visitors, according to the Brazilian Ministry of Tourism.

Merchants: In 2021, there were 20 million total businesses in Brazil that are relevant for the electronic payments market, according to the Brazilian Supporting Service for Micro and Small Companies (Serviço de Apoio às Micro e Pequenas Empresas), or “SEBRAE.” SEBRAE categorizes businesses according to their annual gross revenues:

  Individual Micro-Business and Micro-Business: Individual micro-businesses are those with annual gross revenues under R$60,000.00, while micro-businesses are those with annual gross revenues up to R$360,000.00. There were approximately 17 million micro-businesses (including individual micro-businesses) in Brazil in 2021 according to SEBRAE. Most of these micro-merchants either have small operations or do not have storefronts. These merchants are increasingly adopting low-cost electronic commerce applications provided through mobile devices, or “mPOS,” which are being offered by a growing number of acquirers because of their easy development and deployment.
  Small Businesses, or SB: Small businesses are businesses with annual gross revenues between R$360,000.00 and R$3.6 million. There were approximately 1 million SBs in Brazil in 2021 according to SEBRAE. Most of these SB merchants conduct their businesses primarily in brick-and-mortar storefronts and are increasingly adopting e-commerce and mobile channels to sell products.
  Others: Other merchants include medium and large businesses with annual gross revenues over R$3.6 million. There were approximately 1.9 million large and medium businesses in Brazil in 2021 according to SEBRAE. The majority of these are large merchants that use in-store, online and mobile channels to conduct their businesses.

POS Vendors: These are hardware and software vendors, such as VeriFone, Ingenico, PAX and Gertec, which develop and sell point-of-sale terminals to financial institutions, payment processors and large merchants.

Software Vendors: These are software developers who create a range of software solutions that merchants use in point-of-sale and in back-office functions.

  Point-of-Sale Software. This is software which helps merchants manage their commercial transactions with consumers;
  Business Automation Software. This is software which helps merchants manage their daily front-office operations, including transaction ordering, reservations, fulfillment, customer relationship management and inventory management; and
  Enterprise Resource Planning Software. This is software which helps merchants manage their back-office functions, such as financial reporting, data reconciliation, payroll, accounting and supply chain management.
71

Payment Processors: These are financial technology vendors that provide services to facilitate the acceptance, routing, processing, encryption, decryption, clearing and settlement of electronic commercial transactions, and provide the necessary customer support to maintain service and technology. These include:

  Merchant Acquirers. Licensed firms contracted by merchants to provide them with payment acceptance solutions and technology, facilitating the processing, clearing and settlement of each electronic transaction. There are different types of merchant acquirers in Brazil, including bank-owned acquirers, such as Rede, bank-controlled acquirers, such as Cielo, and independent merchant acquirers, such as Stone.
  Payment Service Providers, or PSPs. Firms contracted by merchants to provide payment acceptance solutions. These companies typically focus on selling through online or mobile channels and provide a front-end customer interface solution. PSPs also partner with licensed merchant acquirers to assist processing, clearing and settlement of each transaction.
  Networks. Companies that create rules and standards and provide transaction routing or switching services to facilitate transactions between financial institutions across different ecosystems and geographies. These include global brands such as Visa, MasterCard and American Express, as well as local brands such as Elo and Hipercard.

Financial Institutions: Banking institutions that provide funding and distribution services to us.

Key Market Trends

There are various important trends that impact the growth and market opportunity for the payments industry in Brazil. These include:

User Experience, or “UX.” As competition increases and services offered in the sector become broader, UX becomes one of the most important pillars of success. The capacity of offering a seamless, instant and personalized experience to clients is a differentiating factor and a positioning strategy in the payment sector in Brazil.

Open Platform. Players in the payment and banking sectors are increasingly offering open digital platforms to partners. Such an offer allows those players to customize products and services with respect to clients’ needs, and to enable technology and solutions integration by means of application programming interfaces, or “APIs.”

E-Commerce. During recent years, growing per capita income and internet penetration in Brazil have contributed to grow the e-commerce segment, which has great relevance within the payments industry. We believe that growing online sales combined with the relatively low penetration of e-commerce in Brazil as compared to developed economies will result in growth in the e-commerce sector over the coming years.

Value-Added Services. Following the increase in competition and in order to meet clients’ needs, players in the payments sector are expanding their product offerings beyond the traditional payments and banking sectors, helping businesses to retain customers and derive new sources of revenue.

Long-tail. We expect that the growth of electronic payments in Brazil will be driven to a significant extent by an increase in micro and small companies’ businesses. As mentioned above, there were 17.3 million individual micro-businesses and micro-businesses, and 1 million small businesses in Brazil in 2021, representing a significant portion (approximately 90%) of the total number of businesses in Brazil. We expect that this growth will be supported by the continued shift towards electronic payment methods, generating above-market growth rates for electronic payment volumes.

Technology. Technology is becoming more integrated with payments services across multiple fronts, such as artificial intelligence, data and analytics, behavioral analysis and cloud infrastructure, among others, driving competitiveness and scalability in the sector.

Mergers and Acquisitions. Inorganic growth is consistently seen as an engine of business diversification, cross-selling potential and value proposition strengthening by payment players. Additionally, mergers and acquisitions are a possible path to integrate the financial segment with other sectors in Brazil (such as technology).

Participation in Each Market

We are a one-stop-shop offering our merchant clients (including micro-entrepreneurs, large corporate clients and SMEs) a full range of in-store and digital solutions for their business, from payment solutions to business process management, as well as banking and other financial services through our relationship with Santander Brasil. We provide our wide range of services through (i) a Santander Brasil channel to Santander Brasil’s customer base, which continues to be one of our core distribution channels even after the Spin-Off, pursuant to arrangements which we negotiated with Santander Brasil, and (ii) an independent channel to customers in the open market, who account for approximately 25% of our current active customer base.

ABECS estimates that Brazilian merchant acquirers recorded more than R$2.59 trillion in total sales volume in 2021. According to ABECS, our market share reached 15.3% in the third quarter of 2021, as indicated in the chart below.

Market Share – %

Source: Companies’ Publicly Available Information

Competitive Environment

The Brazilian payments market was dominated by a duopoly until 2007, as acquiring companies were exclusively associated with specific credit card networks. From 2010 onwards, especially with the enactment of a new Payment Ecosystem law in 2013, the Brazilian Central Bank began fostering innovation and competition, by enacting new regulations that allowed the entrance of new players into the market and supported increasing competition. As a result, the merchant acquiring market now includes five principal competitors, with market shares ranging from 10% to 25% in 2021. Key measures implemented by the Brazilian Central Bank include the termination of exclusivity between acquirers and brands, the BC# agenda (designed to facilitate access to the market, with less bureaucracy and simpler procedures), the open banking initiative, the instant payments system (PIX), as well as other initiatives.

Our Suppliers

Relationship with Suppliers

We, through Aquanima (a company of the Santander Group), approve and contract suppliers that comply with our policies and values, and our guidelines determine that such relationships should be guided by ethics, transparency, social and environmental responsibility, applicable legislation, as well as by the aim of establishing long-term partnerships.

We hire services or acquire goods only from approved suppliers that meet the minimum requirements of legal, fiscal, and tax suitability, in addition to the required technical skills for the performance of services, which are assessed by our technical departments.

The mentioned guidelines are prepared in accordance with Santander Group’s Corporate Approval Policy, which was adapted to Brazil, and present the following main topics:

  Compliance: code of ethics and procedures for conduct related to anti-corruption;
  AML: anti-money laundering;
  Suppliers: Supplier relationship policy;
  Sustainability: Engagement with stakeholders; and
  Credit risk: Financial analysis based on market score.

Price Volatility

Any price variation that may occur in the market will impact the prices of new contracts and any contract renewals. Price volatility with respect to our business is influenced by factors such as availability of funds in the market for credit transactions, tax rates, default rates, compulsory payment rate, and macroeconomic factors (interest, inflation and exchange rates), among others.

Dependence on Patents, Licenses, Contracts and Processes

The major trademarks we use, including, among others, the “Getnet” brand, are owned by us or our subsidiary Auttar Hut Processamento de Dados Ltda. All such trademarks are registered with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial), or “INPI,” the agency responsible for registering trademarks, patents and designs in Brazil, or have been submitted to INPI by us or by Auttar Hut Processamento de Dados Ltda. After registration, the owner has exclusive rights of use of the trademark throughout Brazil for a 10-year period that can be successively renewed for equal periods.

As of the date of this annual report, we have the right to use and/or own 55 brands registered or in the process of registration in Brazil before the INPI, and we also own several domain names associated with such brands.

Risk Management

Overview

We have adopted risk management policies to manage our exposure to risks inherent to our operations and which may have an impact on the achievement of our strategic objectives. These policies include: (i) operational risk and internal control policy, approved by the executive committee on September 18, 2020, (ii) credit risk policy approved by the executive committee on August 7, 2020, and (iii) liquidity and market risk management policy approved by the executive committee on October 2, 2020.

In addition, we comply with the General Risk Framework of our parent company, Santander Spain, as approved on January 29, 2021. We have also incorporated the Santander Group’s global risk management functions at various levels of the organization, including, among others, financial, credit, operational and compliance risks, in order to ensure a consistent approach worldwide in all areas.

Committees headed by senior management are responsible for supervising credit and risk approval processes in compliance with our established exposure limits and parameters. Furthermore, pursuant to our operational risk and internal controls policies, we also involve business areas and support functions at all levels of our organization in the risk management process. We produce risk management reports on an ongoing basis to support risk management analysis within our organization.

Principal Risks

The principal risks to which we are exposed include the following:

Credit Risks

Credit risk is the risk of a financial loss due to a counterparty failing to fulfill its obligations under a financial instrument or other contract. We are exposed to credit risk as a result of our operating activities, mainly in the form of accounts receivable, cash and cash equivalents and derivative financial instruments. In merchant acquisition transactions, card issuers are required to pay us the amounts arising from the transactions carried out by the cardholders so that the payment of such amounts to the accredited merchants can be made. We are therefore exposed to the credit risk of the card issuers. We apply a simplified approach in calculating expected credit losses and, as a result, we recognize a loss allowance based on lifetime expected credit losses, provision matrix and days past due at each reporting date.

Liquidity Risks

We monitor liquidity risk on an ongoing basis to ensure it does not affect our ability to implement our business strategy and achieve our objectives. Our approach to liquidity risk management is to ensure that we always have sufficient resources to meet our obligations upon maturity, under normal and stress conditions, in order to avoid unacceptable losses or damage to our reputation. We take the following steps to manage our liquidity risk: (i) measuring liquidity risk, controlling cash flow projections, so as to ensure that we have sufficient cash to meet our operating needs; (ii) monitoring cash needs on a daily basis, segregated into liquidity buffer and free movement cash, making sure that they are consistent with the policies and minimum amounts defined by management; (iii) establishing liquidity risk limits and alerts, monitored monthly by our management and the controller; (iv) testing the contingency plan every six months, with previously approved credit agreements entered into for any emergency coverage.

Operational Risks

We define operational risk in line with the Basel committee and the Brazilian Central Bank’s own definitions as the risk of losses resulting from the inadequacy or failure of processes, people and systems, or by external events. We classify operational risks as follows, depending on the type of loss incurred, including: (i) internal fraud, (ii) external fraud, (iii) employment and occupational safety; (iv) practices relating to customers, products and services, (v) damage to physical assets, (vi) business interruption and system failures, and (v) execution, delivery and management of processes.

We have adopted an operational risk management model based on three lines of defense:

  First line of defense: all of our business and support areas are responsible for the identification, management, mitigation and reporting of operational risk to their activities;
  Second line of defense: our risk department is responsible for monitoring and ensuring the management of the organization’s operational risks and internal controls. In addition, it is responsible for implementing and disseminating our operational risk culture, defining methodologies, policies, tools, training, in addition to applicable procedures and requirements, for the effective management of operational risk. In turn, the compliance area is responsible for monitoring and ensuring risk management related to regulatory compliance and conduct, in accordance with the risk appetite approved by senior management, as well as promoting a sound risk culture throughout the organization; and
  Third line of defense: Santander Brasil’s internal audit is responsible for independent risk management and control environment analyses carried out by the first and second lines of defense.

The following bodies are involved in our operational risk management process: (i) internal control committee, (ii) privacy committee, (iii) information and security committee, and (iv) ethics and compliance committee.

Social and Environmental Risk

We consider social and environmental risk as part of our risk management practices, in line with our social-environmental risk policy, other regulations that apply to us and our commitments to the market and society.

Cyber Security Risk

We have implemented extensive security measures to reduce the risk of cyber security threats. We considered the recommended practices defined in the ISO-27002 security standard when formulating such security measures. Security measures that are currently in place include access and privilege management, separation of test and production environments, network security analysis, incident management, basic configuration of hardware and software, correlation of activity registration, prevention and remediation of malware, and security analysis of third-party operations.

We employ a variety of security processes and solutions to enable such security measures, including regular checks of compliance, and maintaining continuous monitoring of network activity carried out by its security operations center. We also conduct periodic analyses of cyber security threats and related controls, including periodic penetration tests carried out by independent third parties. Moreover, we are constantly investing in technology and security solutions, user training, and awareness efforts. Likewise, we cooperate and exchange information and experiences related to cyber security with local and international security communities, such as local telecommunication companies, other financial institutions, and the financial services community.

We have a dedicated cyber security department, responsible for all matters related to our cyber security, in addition to a separate information security department.

Internal Controls

Our risk management and control structure is based on three lines of defense, as detailed above under “—Principal Risks—Operational Risks.” Our internal controls processes and policies are based on the rules of the Brazilian Central Bank, as well as on the assessment and continuous monitoring of our risk exposure in line with our risk management policy.

Our management is responsible for establishing and maintaining proper internal controls over financial reporting. Our internal controls over financial reporting are reported under the supervision of our management and will be implemented by our board of directors once it has been approved by the Brazilian Central Bank, our executive officers and other employees. The purpose of our internal control over financial reporting is to assure the reliability of financial reporting and of the preparation of our consolidated financial statements for external purposes, in accordance with the IFRS standards issued by the IASB, on a reasonable basis.

Our internal control over financial reporting include the following policies and procedures: (i) maintenance of records that, with reasonable details and accuracy, reflect the transactions and disposals of our assets; (ii) reasonable assurance that transactions carried out by us are recorded as necessary to prepare the consolidated financial statements in compliance with generally accepted accounting principles, and that our revenues and expenses are being incurred only in accordance with the authorizations of our management; and (iii) reasonable assurances for the prevention or timely detection of unauthorized acquisition, use or disposal of our assets, which could have a significant effect on the consolidated financial statements.

In compliance with CMN Resolution No. 4,968/21 and Resolution No. 130/21 and Circular Letters No. 3,681/13 and 3,978/20 of the Brazilian Central Bank, as amended, we are required to monitor our internal controls system on an ongoing basis. However, this monitoring process is not carried out in accordance, or for the purpose of compliance, with the requirements of the Rule 13a-15(c) under the Exchange Act, as we were not required to carry out an assessment under that rule on a standalone basis. Similarly, our auditors were not required to audit our assessment of our internal controls under SEC rules. We have not carried out such an assessment and our auditors have not conducted such an audit. Any such assessment by us and audit by our auditors could conclude that our internal control over financial reporting is not effective.

Following the Spin-Off, we are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures on a standalone basis. Under the SEC’s current rules, starting with our second annual report following the Spin-Off (i.e., in our annual report on Form 20-F to be filed in 2023), we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2021, we concluded that there is a material weakness in the design and operating effectiveness of our internal control over financial reporting as defined in Regulation S-X. A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness in internal control over financial reporting is that the design and operating effectiveness of internal controls related to our financial reporting process were not sufficient to allow for accurate and timely reporting of our consolidated IFRS financial results. This was principally due to use of manual process related to controls in relation to the financial reporting closing process and due to a lack of personnel with adequate knowledge and experience in IFRS. As a result, we recorded certain late manual adjustments in order to prepare our consolidated IFRS financial statements. This material weakness resulted in a restatement of our consolidated financial statements for the years ended December 31, 2020 and 2019 due to an incorrect classification between cost of services and selling, general and administrative expenses. See “Presentation of Financial and Other Information—Reclassification of Certain Financial Information.”

We have taken steps to remedy this material weakness. We are investing in training our existing staff and hiring experienced professionals to better prepare our financial statements in accordance with IFRS in order to ensure that our financial reporting meets the applicable requirements. In addition, we have engaged specialized consultants to assist us in the preparation of financial statements and in assessing complex accounting matters. During 2021 and in 2022 through the date of this annual report, we have taken steps to formalize our reporting processes and put in place controls on the preparation and review of our financial statements and the accounting of transactions, as required by SEC rules. However, we cannot assure you that our efforts will be effective in remedying our current material weakness, or in remedying or preventing any future material weaknesses or significant deficiencies in our internal control over financial reporting.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.”

Compliance

Committees including our senior management are responsible for decision-making regarding our compliance programs. We conduct due diligence on our customers, suppliers, employees and others to mitigate the risk of illicit acts or fraud.

We have adopted a code of ethical conduct which sets out a set of ethical principles to guide our operations. We make our code of ethical conduct available internally and our website. Failure to comply with the code of ethical conduct may result in the application of disciplinary measures. Instances of non-compliance are referred to our ethics and compliance committee, which is responsible for applying any disciplinary measures.

In addition, we have an anonymous whistleblowing channel in place to receive complaints relating to alleged unlawful actions, violations of our code of ethical conduct or our internal policies by our employees, interns, customers, users of products and services, partners, or suppliers. Our whistleblowing channel is managed by an independent third-party supplier.

Environmental, Social and Governance Initiatives

Our environmental social and governance, or “ESG,” strategy seeks to generate value for our stakeholders while also strengthening our commitment to society. We focus on matters which we believe will be important to the development of modern-day society.

In the environmental sector, our goal is to have one of the most sustainable business models in the industry. We believe that the low-carbon economy is the pathway to a more sustainable future, which is why we have been carbon neutral since 2015. We endeavor to increase the efficiency, responsibility and sustainability of our operations by (i) managing our supply chain based on environmental awareness to reduce our greenhouse gas emissions, (ii) establishing carbon-free, plastic-free initiatives, and (iii) offsetting our emissions. Moreover, we are making progress on device recycling initiatives and other fronts that will aid in mitigating our environmental footprint.

In the social sector, our goal is to be the go-to partner for Brazilian entrepreneurs and businesses. We focus on supporting the development of entrepreneurs through educational and financial empowerment initiatives, which support the development of these business and, ultimately, generate positive externalities for society as whole, in addition to fostering a more inclusive and resilient economy.

To that end, we offer a complete portfolio of physical and digital solutions for budding and established entrepreneurs that are adaptable to the needs of each business. We understand that starting a business is not easy and that the lack of financial education and management skills only is a hurdle. To shorten the distance between us and our clients and help them develop their business, we offer financial education and entrepreneurship courses to for both clients and non-clients, free of charge, such as:

  “Negócio de Sucesso” – Free financial education and entrepreneurship platform;
  “Superar”– Podcast on how to overcome problems in your business;
  “Avançar” – Partnership with Santander Brasil to help micro-entrepreneurs.

We are also committed to promoting diversity, and are signatories to the United Nations Women’s Gender Equity Pact. We also host affinity groups to engage our employees, and have been certified by Great Place to Work for the fifth consecutive year as one of the top 150 companies to work for.

Social and Environmental Responsibility Policy

We have a social and environmental responsibility policy in place that sets out principles and guidelines for our environmental and social actions, including guidelines for managing and mitigating social and environmental risks. These actions include social and environmental opportunities, impact measures and risk management initiatives related to our products and services, supplier management and social and environmental risk analyses. Our environmental and social policy also provides for a social and environmental governance structure to monitor compliance with our environmental and social policy, evaluate the policy’s effectiveness, and propose social and environmental initiatives. This corporate governance structure consists of: (i) a vice-president, who is responsible for compliance with the policy and is appointed by the executive committee; and (ii) the involvement of certain other decision-making bodies in certain decisions in the monitoring of our social and environmental responsibility policy.

In addition, our management model is committed to the ethical values and principles referred to in our code of ethics and to good market practice. We value ethics and integrity in business and in our relations with employees and stakeholders. These initiatives are intended to ensure compliance with the law applicable to us, to our activities and to our financial operations. As part of our commitment to sustainability and human rights, we condemn labor conditions akin to indentured servitude and refrain from transacting with potential customers and suppliers that are listed in Brazilian governmental registries of employers who have submitted workers to labor conditions akin to indentured servitude.

REGULATION AND SUPERVISION

Brazilian Regulation

Regulation of the Digital Payments Industry in Brazil

Our activities in Brazil are subject to Brazilian laws and regulations relating to digital payments. Law No. 12,865/2013, which was enacted on October 9, 2013, as amended, establishes the first set of rules regulating the digital payments industry within the Brazilian Payment System (the Sistema de Pagamentos Brasileiro), or “SPB.” This law created the concepts of payment schemes (arranjos de pagamento), payment scheme owners (instituidores de arranjos de pagamento) and payment institutions (instituições de pagamento).

Law No. 12,865/2013 gave the Brazilian Central Bank and the CMN powers to regulate entities involved in the digital payments industry. These powers cover matters such as the incorporation and operation of these entities, risk management, the opening of payment accounts, and the transfer of funds to and from payment accounts. After enactment of Law No. 12,865/2013, the CMN and the Brazilian Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. The framework consists mainly of Resolution No. 4,282, Brazilian Central Bank Circulars Nos. 3,680, 3,681 and 3,682, which were published on November 4, 2013 and became effective on May 5, 2014, and Brazilian Central Bank Resolutions Nos. 80 and 81, published on March 25, 2021, as amended, among others.

Payment Schemes

A payment scheme, for Brazilian regulatory purposes, is a body of rules and technical standards for the execution of payment transactions through a payment system. The regulations applicable to payment schemes depend on certain features, such as the number of users and the annual cash value of transactions handled by the payment scheme:

  Payment schemes that exceed certain thresholds are considered members of the SPB and require authorization by the Brazilian Central Bank.
  Payment schemes that operate below these thresholds are not considered members of the SPB and are therefore not required to obtain authorization from the Brazilian Central Bank, although they are required to report certain operational information to the Brazilian Central Bank on an annual basis. In addition, the Brazilian Central Bank can issue an order requiring these payment schemes to apply for authorization to be part of the SPB in specific cases.
  Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank. This applies, for example, to limited-purpose payment schemes, payment schemes set up by governmental authorities and payment schemes related to employee benefits established by law, such as meal voucher cards.

Payment Scheme Owners

Payment scheme owners, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Brazilian Central Bank rules require that payment scheme owners must be incorporated in Brazil, must have a corporate purpose compatible with payments activities, and must have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the users of payment schemes.

Payment Institutions

Payment institutions are classified into the following modalities under Brazilian Central Bank Resolution No. 80, from 2021:

  Issuers of electronic currency: these payment institutions manage prepaid payment accounts for end users and provide payment transactions that involve the act of paying or transferring, based on electronic currency previously contributed to such account, convert these resources into physical or book-entry currency, or vice versa, and may enable the acceptance of electronic currency with settlement in accounts managed by such institutions.
  Issuers of post-paid payment instruments (principally credit cards): these payment institutions manage payment accounts of payer end users, of the post-paid type, and provide payment transaction based on such post-paid accounts.
  Accreditors: these payment institutions do not manage payment accounts, but they enable recipients to accept a payment instrument issued by a payment institution or by a financial institution participating in the same payment arrangement. They participate in the settlement process for payment transactions as a creditor before the issuer, in accordance with the rules of the payment arrangement.
  Payment Initiator Service Provider: these payment institutions render initial payment services without managing the payment account and without holding the funds transferred in the provision of the service.
79

A payment institution must be incorporated in Brazil and must have a corporate purpose that is compatible with payments activities. The rules applicable to payment institutions depend on a number of criteria, such as the annual cash value of transactions handled by the payment institution and the funds held in prepaid payment accounts. Certain financial institutions have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank to act as a payment institution and provide payment services. Furthermore, certain payment institutions in Brazil are not subject to the payment industry’s legal and regulatory framework, such as those that only participate in limited-purpose payment schemes and those that provide services required by governmental authorities related to the grant of employment benefits.

The CMN and Brazilian Central Bank rules applicable to payment institutions cover a wide variety of issues, including administrative sanctions for committing infractions; the promotion of financial inclusion; the reduction of systemic, operational and credit risks; reporting obligations; and governance.

The rules applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user bookkeeping accounts, which are opened with payment institutions that are issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. Rule No. 3,860/2013 classifies payment accounts into two types:

  Prepaid payment accounts: intended for the execution of electronic currency payment transactions carried out based on funds denominated in reais previously contributed.
  Post-paid payment accounts: intended for the execution of payment transactions that do not depend on the previous contribution of resources.

In order to provide protection from bankruptcy, Law No. 12,865/2013, as amended, requires payment institutions classified as issuers of prepaid electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to electronic currency, the payment institution must hold a portion of the funds deposited in the prepaid payment account paid by clients allocated: (i) in a specific account with the Brazilian Central Bank that does not pay interest; or (ii) in federal government bonds registered with SELIC. The portion of the prepaid electronic currency that must be held in this form is currently 100%.

Our Regulatory Position

We are authorized to operate by the Brazilian Central Bank as:

  Payment institution, as an issuer of prepaid electronic currency. This authorization relates to the Getnet digital account and to our issuance of Getnet electronic currency and prepaid cards.
  Payment institution, as an acquirer.

In addition, Getnet applied to the Brazilian Central Bank for authorization to incorporate a subsidiary, Getnet SCD, as a direct credit entity (sociedade de crédito direto), which is a financial institution authorized to offer loans. This authorization was granted on February 19, 2021.

Law No. 12,865/2013 prohibits payment institutions from performing activities that are restricted to financial institutions, which are regulated by Law No. 4,595/1964. There is some debate under Brazilian law as to whether providing prepayment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates.

For transactions that form part of the Brazilian financial system, financial institutions may set interest rates freely, provided that they are not excessive for consumers. For transactions that do not form part of the Brazilian financial system, historically, the Brazilian Usury Law (Decree-Law No. 22,623/1933) capped interest rates at 12% per year. Subsequently, the Brazilian Civil Code, which replaced the Usury Law, capped interest rates at two times the interest rates applicable to the National Treasury (Fazenda Nacional), which is currently the SELIC rate (although there is some legal debate as to whether the Brazilian Civil Code has effectively replaced the original Brazilian Usury Law). As a result, if the discount rate charged from merchants for early payment of their receivables is considered to be “interest,” it would be capped at two times the SELIC rate, unless carried out by a Brazilian financial institution. We offer our merchants the possibility of obtaining a prepayment of receivables through partner financial institutions, including Santander Brasil, a financial institution authorized to grant loans with interest rates above the limits set by the Brazilian Usury Law.

If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities and could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures such as an intervention by the Brazilian Central Bank and the out-of-court liquidation of Getnet. We could also be subject to private lawsuits.

The Brazilian Central Bank also regulates our international transfers of funds under foreign exchange regulations. Compliance with these rules is mandatory and any failure to comply may result in penalties.

The Brazilian Central Bank’s rules also allow payment schemes to set additional rules for entities that use their brands. Since we participate in these third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands.

Anti-Money Laundering and Anti-Terrorism Financing Rules

We endeavor to comply with all anti-money laundering rules applicable to us and have implemented policies and procedures to report suspicious activities to the authorities, including any suspected terrorism financing and other potentially illegal activities.

Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering terrorism financing and other potentially illegal activities. These rules require us to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities. We have implemented all the required policies and internal procedures to ensure full compliance with these rules and regulations, including structuring a monitoring risk and fraud and money laundering prevention division led by a risk vice president officer. Our employees receive mandatory trainings and the compliance is mandatory and duly supervised. In addition, our employees are informed about our policies and internal procedures.

The Brazilian anti-money laundering and anti-terrorism financing laws establish the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian anti-money laundering law also created the Financial Activities Control Council (Conselho de Controle de Atividades Financeiras), or “COAF,” which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Brazilian Central Bank. COAF performs a key role in the Brazilian anti-money laundering and counterterrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange.

On January 23, 2020, the Brazilian Central Bank enacted Rule No. 3,978 (in effect from October 1, 2020), which amended and restated provisions related to anti-money laundering, requiring financial and payment institutions to (i) identify their customers; (ii) record transactions; (iii) monitor and report events to the COAF; (iv) identify clients who are politically exposed persons and implement specific monitoring measures for transactions carried out by these individuals; (v) establish and maintain relationships with financial institutions and foreign correspondents; (vi) train employees; and (vii) appoint the officer responsible for the implementation and enforcement of these measures.

Rule No. 3,978/20 adopted a risk-based approach so that the institutions authorized by the Brazilian Central Bank are able to prevent the money laundering and terrorist financing. The regulated institutions have discretion to determine which procedures will be adopted for each client, based on an internal risk assessment concerning crimes committed relating to money laundering and terrorism financing latent in their business.

Regulation on Payment Arrangement Receivables

On June 27, 2019, the CMN and the Brazilian Central Bank enacted Resolution No. 4,734, or “Resolution 4,734/19” and Rule No. 3,952, or “Rule No. 3,952/19,” which impose new regulations regarding (i) the prepayment and discount operations related to receivables from credit and debit payment instruments issued under the Brazilian Payment System (SPB); (ii) credit transactions guaranteed by such receivables; and (iii) the creation of liens and encumbrances on such receivables. With this regulatory framework, the Brazilian Central Bank intends to provide greater efficiency and security for the prepayment, discount and credit transactions guaranteed by receivables from payment arrangements, increasing competition to reduce the cost of credit.

Resolution 4,734/19 and Rule No. 3,952/19 bring a number of relevant changes to transactions involving receivables from credit and debit cards, including the prepayment and assignment of such receivables by acquirers, which are subject to new procedures. Credit transactions guaranteed by these receivables are also covered by newly established rules, regulations and procedures for the creation of liens and encumbrances as applicable.

Rule No. 3,952/19 deals in particular with procedures for the registration of receivables from credit and debit cards. Rule No. 3,952/19 requires a convention among registering entities, which will guarantee the uniqueness of such receivables as financial assets that can be registered in an interoperable way (that is, through the exchange of information between registering entities and the participants).

Resolution 4,734/19 and Rule No. 3,952/19, which became effective on June 7, 2021, include an obligation to comply with the above-mentioned convention. As a result it is expected that there will be increased competition in the use and acquisition of receivables from payment arrangements in credit negotiations, which may impact the number of receivables subject to these operations with our merchants.

Open Banking

Open Banking consists of the integration of information systems, allowing the sharing of data, products and services by financial institutions and other institutions authorized to operate by the Brazilian Central Bank, at the customer’s discretion. Open Banking is considered by the Brazilian Central Bank to be an important tool for innovation in the financial market, making the banking sector more efficient and competitive.

On May 4, 2020, the CMN and the Brazilian Central Bank enacted Joint Resolution No. 1/2020 and the Brazilian Central Bank also issued Rule No. 4,015, which together regulate the scope of services and data protection of the Open Banking System.

The Open Banking System model implemented in Brazil will include financial, payment and other institutions authorized to operate by the Brazilian Central Bank, and will enable them to share (i) data on products and services, and (ii) upon client’s authorization, record and transaction data. The Open Banking System will eventually cover the provision of payment services along with criteria and specifications yet to be announced. Currently, only financial institutions classified within the segments 1 and 2 for the purpose of applying the prudential regulations of the Brazilian Central Bank and, in relation to the sharing of payment transaction initiation services, institutions that hold payment accounts and institutions that initiate payment transactions are required to participate in the Open Banking System. However, other institutions authorized to operate by the Brazilian Central Bank choosing to participate in Open Banking will be required to share the information mentioned above with other institutional participants.

Technological and security standards, in turn, must be established by self-regulation of participating entities, under supervision of the Brazilian Central Bank, which is responsible for ensuring that access to the Open Banking environment is nondiscriminatory and represents all segments of the industry.

Open banking has a four-stage implementation plan, as follows:

  Stage 1 (completed on February 1, 2021): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions.
  Stage 2 (completed on August 13, 2021): sharing of customer record data and customer transactional data in connection with accounts, credit cards and credit transactions, among the participating institutions.
  Stage 3 (completed October 29, 2021): start of PIX transactions by payment transaction initiators, as well as the gradual entry of other payment arrangements.
  Stage 4 (starting on December 15, 2021): sharing of customer transactional data related to additional products, pursuant to the following deadlines: (i) insurance, open-end private pension and capitalization products: until March 4, 2022; (ii) merchant acquiring services: until March 11, 2022; (iii) foreign exchange transactions: until March 18, 2022; and (iv) time deposit accounts and other investment products: until March 25, 2022.

Instant Payment System

The Brazilian Central Bank has recently developed a new payment system that allows real-time payments and transfers, or the “PIX.” The main goals of the Brazilian Central Bank with PIX are to foster innovation and differentiated services that meet the needs of end users, as well as expand and simplify available payment methods, as less personal information is needed to materialize payment. In this context, the PIX is an open ecosystem allowing the participation of various types of payment service providers.

On August 12, 2020, the Brazilian Central Bank published Resolution BCB No. 1, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos), or the “SPI,” and the Brazilian Central Bank’s instant payments arrangement. Financial and payment institutions authorized to operate by the Brazilian Central Bank that have more than 500,000 active client accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the Brazilian Central Bank’s instant payments arrangement.

E-Commerce, Data Protection, Consumer Protection and Taxes

In addition to regulations affecting digital payment schemes, we are also subject to laws relating to internet activities, e-commerce and data protection, as well as consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Law No. 12,965/2014, known as the Brazilian Civil Rights Framework for the Internet, which embodies a substantial set of rights and obligations relating to internet service providers. This law exempts intermediary platforms such as Getnet from liability for user-generated content in certain cases. Since there are no settled court decisions in this area, however, it is still possible that we may be subject to joint civil liability for activities carried out by our users.

Law No. 8,078/1990, known as the Consumer Protection Code, regulates consumer relations in Brazil, including matters such as: commercial practices; product and service liability; areas where suppliers of products or services are subject to strict liability; the reversal of the burden of proof so as to benefit consumers; the joint and several liability of all companies within a supply chain; unfair contract terms; advertising; and information on products and services that are offered to the public. Consumers have the right to receive clear and accurate information regarding retail products and services, with correct specification of characteristics, structure, quality, price, risks, and consumers’ rights to access and amend personal information collected about them and stored in private databases.

Customer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the Internet, the Brazilian Bank Secrecy Law (Supplementary Law 105/01 c/c/ Article 17 of the CMN’s Resolution No. 4,282/13) and Law No. 13,709/2018 (the General Data Protection Law, or the “LGPD”). We are also subject to trademark protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The LGPD came into effect in September 2020, except for the provisions related to administrative sanctions, which came into force on August 1, 2021, pursuant to Law No. 14,010/20. The LGPD creates a comprehensive data protection legal framework that applies across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, (i) rights to personal data owners; (ii) cases allowing the processing of personal data; (iii) obligations and requirements relating to security incidents involving personal data; and (iv) for the transfer and sharing of personal data.

The LGPD further establishes penalties for noncompliance. Such provisions range from a warning and exclusion of personal data processed in an irregular way, to fines or prohibition against processing personal data. The LGPD also authorizes the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the “ANPD”), an authority that oversees the compliance with the data protection regulation. See “Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to cyberattacks and security and privacy breaches.”

Brazilian financial and payment institutions are further subject to bank secrecy rules, pursuant to Supplementary Law No. 105, of January 10, 2001, as amended. These institutions are required to maintain the secrecy of their transactions and services, with some exceptions, including: (i) disclosure of confidential information upon the express consent of the interested parties; (ii) exchange of information between financial institutions for recording purposes; (iii) remittance of record information to credit protection agencies related to drawers of bad checks and borrowers in default; (iv) communication of criminal or administrative offenses to competent authorities; and (v) identification of taxpayers and aggregate amounts involved in their transactions, in addition to the remittance of information to the Brazilian Internal Revenue Office if they are responsible for withholding and paying contributions.

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities. For further information on the risks relating to regulation of business, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”

Cybersecurity

Under Brazilian Central Bank Resolution No. 85, of April 8, 2021, as amended, payment institutions must comply with cybersecurity requirements, as well as policies for data processing, storage and cloud computing services. The cybersecurity policy, accident response and action plan must have been in place since October 2019. Entities must be fully compliant by December 31, 2021. Location and processing of data may occur within or outside Brazilian territory, subject to certain restrictions, but access to data stored abroad must be granted to the Brazilian Central Bank for the purposes of inspection and exchange of information at all times.

Brazilian Central Bank Resolution Regimes

Brazilian financial and payment institutions authorized to operate by the Brazilian Central Bank are subject to resolution regimes that may be applied by the Brazilian Central Bank set forth in: (i) Law No. 6,024/74 for intervention and extrajudicial liquidation; (ii) Decree Law No. 2,321/87 for the temporary special administration regime (regime de administração especial temporária), or “RAET”; and (iii) Law No. 9,447/97 for the joint and several liability of controlling shareholders and the freezing of their assets, as well as the liability of independent auditors. The provisions applicable to bankruptcy set forth in Law No. 11,101/05, or the “Brazilian Bankruptcy Law,” apply secondarily to the extrajudicial liquidation regime.

The Brazilian Central Bank is responsible for the establishment and monitoring of resolution regimes, also acting on the administrative level in appeals filed against decisions of the board, intervener or liquidator, or in the authorization of specific acts set forth by law. The Brazilian Central Bank is required to initiate an investigation to find such causes resulting in the application of the special resolution regime and the liability of management, controlling shareholders, members of the fiscal council and independent auditors.

Intervention

Pursuant to Law No. 6,024/74, the Brazilian Central Bank has the power to appoint an intervener to act in the operations of or to liquidate any financial or payment institution other than public financial institutions controlled by the Brazilian federal government. An intervention may be ordered at the discretion of the Brazilian Central Bank if any of the following is detected:

  the institution has suffered losses due to mismanagement, leaving creditors at risk;
  the institution has consistently violated Brazilian banking laws or regulations; and
  such intervention constitutes a viable alternative for the liquidation of the institution.

Intervention may also be ordered upon the request, with cause, of financial or payment institutional management, if respective by-laws authorize, without prejudice to eventual civil and criminal liability of the administrators for false or malicious indication.

As of the date on which it is ordered, the intervention will automatically: (i) suspend the enforceability of paying obligations; (ii) suspend maturity of any previously contracted obligations; and (iii) freeze deposits existing on the date on which the intervention is ordered. The intervention period should not exceed six months, which may be extended only once for up to six additional months by the Brazilian Central Bank.

The intervention ceases: (a) if interested parties undertake to continue the economic activities of the institution by presenting the necessary guarantees, as determined by the Brazilian Central Bank, (b) when the institution’s situation is normalized, as determined by the Brazilian Central Bank, or (c) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Extrajudicial Liquidation

The purpose of the extrajudicial liquidation is to remove the relevant institution from the Brazilian financial and payment system, primarily in case of irrecoverable insolvency. The extrajudicial liquidation may also apply in cases of severe violations, among other events described in the applicable law.

Under the extrajudicial liquidation regime, institutional activities are interrupted and all obligations are deemed due. Lenders are then submitted to a classification process based on the order of preference set forth by Law No. 11,101/05. This regime seeks the liquidation of the institution’s existing assets in order to pay its debts with lenders.

The liquidator appointed by the Brazilian Central Bank has ample administration and liquidation powers, especially regarding the assessment and rating of credit. The liquidator may appoint and dismiss employees; determine their compensation; grant and terminate powers-of-attorney; propose actions; and represent the institution in or out of court. Under specific circumstances set forth by law, certain acts performed by the liquidator require the authorization of the Brazilian Central Bank, including to conclude pending ongoing business, pledge or sell assets and file for bankruptcy.

The extrajudicial liquidation ceases: (i) if the interested parties, presenting the required guarantees, proceed with the economic activities of the institution; (ii) upon conversion into an ordinary liquidation, conducted by the institution itself, pursuant to private law, without the participation of the Brazilian Central Bank; (iii) upon the approval of the final accounts of the liquidator and relevant write-off in the competent public registry; or (iv) in case of adjudication of bankruptcy of the institution. Only the liquidator can file for bankruptcy, subject to the Brazilian Central Bank’s authorization. Bankruptcy may be granted if the assets of the institution are not sufficient to cover at least half of the unsecured debt, or in case of grounded evidence of bankruptcy crimes.

Repayment of Creditors in a Liquidation or Bankruptcy

Pursuant to the Brazilian Bankruptcy Law, in the event of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid in accordance with a system of priorities. Pre-petition claims are paid on a pro rata basis in the following order:

  labor claims, capped at an amount equal to 150 times the minimum wages per employee, and claims relating to labor accidents;
  secured claims up to the encumbered asset value;
  tax claims, regardless of their nature and commencement of time, except tax penalties;
  claims with special privileges;
  claims with general privileges;
  unsecured claims;
  contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and
  subordinated claims.

Super-priority and post-petition claims (e.g., costs related to the liquidation or bankruptcy procedure), as defined under the Brazilian Bankruptcy Law, are paid with preference over pre-petition claims.

Temporary Special Administration Regime (RAET)

The RAET is a regime that does not interrupt or suspend the usual activities of institutions. The main possible measures to be implemented under the RAET include the removal of members of the administration from office and their replacement by a board or legal entity specialized in the area, with broad management powers.

The Brazilian Central Bank casuistically determines the duration of the RAET, and it will cease (i) if the Brazilian government takes over the control of the institution due to social interest; (ii) in the event of conversion, merger, consolidation, spin-off or transfer of the institution’s control; (iii) once the institution resumes its usual activities; or (iv) upon the adjudication of extrajudicial liquidation of the institution.

U.S. Regulation

United States Anti-Money Laundering Regulations, Terrorism Financing and Foreign Corrupt Practices Act

We, as a foreign private issuer whose shares are registered under the U.S. Exchange Act of 1934, are subject to the law on corrupt practices abroad, the U.S. Foreign Corrupt Practices Act, or “FCPA.” The FCPA generally prohibits such issuers, as well as their advisers, directors, employees and representatives from using any governmental means or agencies of U.S. interstate commerce in order to promote any offer or payment in kind to any foreign public official or political party for the purpose of influencing that person’s decision to obtain or retain business. The FCPA also requires the issuer to maintain books and records and a sufficient internal accounting control system to provide reasonable assurance that the accountability of the assets has been maintained and that accurate financial statements can be prepared. Penalties, fines and detention of our directors and/or officers may be imposed for violations of the FCPA.

In addition, we are subject to a number of laws and regulations against money laundering and terrorism financing in the United States, such as the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT Act of 2001, as amended, and the violation of said laws and regulations can result in significant penalties, fines and detention of our directors and/or officer.

United States Sanctions

The United States Department of the Treasury’s Office of Foreign Assets Control, or “OFAC,” is responsible for administering economic sanctions imposed against designated foreign countries, governments, individuals and entities, in accordance with various executive orders, statutes and regulations. The sanctions administered by OFAC take many different forms. For example, sanctions may include: (1) restrictions on trade or investment by U.S. people in a sanctioned country, including prohibitions against imports from or exports to, directly or indirectly, a sanctioned country and prohibitions on financial operations, investment or provision of investment-related advice or advice to a sanctioned country by people in the United States; and (2) blocking the assets of target governments or “specially designated nationals” and prohibiting transfers of properties subject to United States jurisdiction, including properties owned or controlled by U.S. persons. Blocked assets cannot be paid, withdrawn, cleared or transferred in any way without a license from OFAC. In addition, people outside the United States can be held responsible for “causing” a violation of sanctions by a person in the United States, or they can violate United States sanctions by exporting United States’ services to a country subject to sanctions, for example, by conducting transactions with countries subject to sanctions denominated in U.S. dollars that are cleared by United States financial institutions (including United States agencies or subsidiaries).

Failure to comply with applicable United States sanctions can have serious legal and reputational consequences, including significant civil pecuniary penalties and, in the most serious cases, criminal penalties.

In addition, the United States government has implemented a number of sanctions that target persons outside the United States, who engage in certain activities conducted outside the United States and without the involvement of United States persons (“secondary sanctions”) that involve Iran, North Korea, Russia, Syria or Hezbollah or others designated by the United States under certain sanctions programs.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this report:

(a)

Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2021 were negligible relative to the overall profits of Banco Santander S.A.

(b)

Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. The accounts have been blocked since 2008. No revenues or profits were generated by Santander Consumer Bank, S.A. on these accounts in the year ended December 31, 2021.

(c)

Santander Brasil holds a blocked account for a customer with domicile in Brazil designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. The relationship with the customer preceded its designation under the sanctions program. Revenues and profits generated by Santander Brasil on this account in the year ended December 31, 2021 were negligible relative to the overall profits of Banco Santander S.A.

(d)

The Santander Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2021 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

4C. Organizational Structure

The table below is a list of our subsidiaries as of the dates indicated:

Entity	Principal Activities	Country	Investment Type	Direct and Indirect Interest (%) as of December 31
				2021	2020	2019
Auttar H.U.T. Processamento de Dados Ltda.	Information technology services	Brazil	Subsidiary	100.0	100.0	100.0
Getnet Sociedade de Crédito Direto S.A.	Financial services	Brazil	Subsidiary	100.0	—	—
Eyemobile Tecnologia Ltda	Information technology services	Brazil	Subsidiary	60.0	—	—
Toque Fale Serviços de Telemarketing Ltda.	Call center and telemarketing services	Brazil	Subsidiary	—	—	100.0

On December 20, 2019, we sold our equity interest in Integry Tecnologia e Serviços A.H.U. Ltda. to PagoNXT Merchant Solutions, S.L. (the current name of Santander Merchant Platform Solutions S.L.). The sale was carried out at book value, for R$3 million.

On March 24, 2020, we sold our equity interest in Toque Fale Serviços de Marketing Ltda. to Santander Brasil. The sale was carried out at book value, for R$1.1 million.

On August 3, 2021, we completed our acquisition of Eyemobile. See “Item 4. Information on the Company—A. History and Development of the Company—History.”

Additional Information

For information about our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

4D. Property, Plants and Equipment

The following table lists our facilities as of December 31, 2021:

Facility	Country	State	Type of Property (Rented/Owned)
Getnet São Paulo	Brazil	São Paulo	Owned
Getnet Campo Bom	Brazil	Rio Grande do Sul	Rented
Getnet Porto Alegre	Brazil	Rio Grande do Sul	Rented
Espaço TECNOPUC	Brazil	Rio Grande do Sul	Rented
Co-working Belo Horizonte	Brazil	Minas Gerais	Rented

For additional information on our property, plant and equipment see note 8 to our audited consolidated financial statements included elsewhere in this annual report.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report, as well as the data set forth in “Forward-Looking Statements,” “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.” The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Item 3. Key Information—D. Risk Factors.”

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements,” “Presentation of Financial and Other Information” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with IFRS, as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements in accordance with IFRS as issued by the IASB. Our audited consolidated financial statements have been audited in accordance with auditing standards of the Public Company Accounting Oversight Board. See “Presentation of Financial and Other Information” for additional information.

Our audited consolidated financial information for the financial years ended December 31, 2020 and 2019 has been restated to correct a classification error between “Selling, General and Administrative Expenses” and “Costs of services.” The financial information for the years ended December 31, 2020 and 2019 presented in this annual report reflects this reclassification of improperly classified expenses from “Selling, General and Administrative expenses” to “Costs of Services.” reflects this reclassification of improperly classified expenses See “Presentation of Financial and Other Information—Reclassification of Certain Financial Information.”

Business Segments and Presentation of Segment Financial Data

We evaluate and manage business segment performance based on information prepared in accordance with IFRS. We report our results as a single segment.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The following discussion describes areas that require use of certain critical accounting estimates and the exercise of judgment regarding matters that are inherently uncertain and that impact our financial condition and operational results. In this regard, if management decides to change these estimates, or apply such estimates for different durations, a material impact on our financial condition and operational results could result.

Management bases its estimates and judgments on historical experience and on various other factors and circumstances, which are believed to be reasonable. Actual results may differ from these estimates if assumptions and conditions change. Any judgments or changes in assumptions are submitted to the audit committee and our regulatory authorities and are disclosed in the related notes to our consolidated financial statements, which are included in this annual report.

Revenues

We apply the following revenue recognition steps:

  Step 1: identify the contracts with a customer.
  Step 2: identify all the individual performance obligations in the contract.
  Step 3: determine the transaction price.
  Step 4: allocate the price to the performance obligations.
  Step 5: recognize revenue when (or as) the entity satisfies a performance obligation.
89

Revenue from our contracts with customers is recognized when the control of the goods or services is transferred to the customer for an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services in the normal course of business.

Our revenue from contracts with customers consists substantially of: (i) revenue from acquiring services and transaction processing for commercial establishments, which are recognized at the time the financial institution issuing the card used to make a payment through our systems approves the purchase; (ii) revenues from renting POS devices to commercial establishments, which are recognized on a monthly basis, when payment is received pursuant to the applicable contract; (iii) revenues from retail prepayments, which are recognized when the respective credit is transferred to the customer; (iv) profit share revenues, which consist of revenues derived from our cooperation with Santander Brasil to provide prepayment of receivables to our customers, and which are recognized at the time Santander Brasil transfers the respective prepayments; (v) contractual remuneration revenue derived from our Partnership Agreement with Santander Brasil entered into in the first half of 2021 which is further described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Principal Related Party Transactions—Partnership Agreement with Santander Brasil;” and (vi) other revenues from services rendered are recognized to the extent we satisfy the performance obligation, fulfilling the provision of services.

See note 13 to each of our consolidated financial statements for additional information on our revenue recognition policy.

Value of Financial Assets

Financial assets measured at amortized cost and fair value through other comprehensive income are tested for impairment at the end of each annual reporting period. The carrying amounts of these assets are adjusted by the loss allowance as a contra entry to our consolidated statements of income. The reversal of previously recognized losses is recognized in our consolidated statements of income in the year in which the impairment decreases and can be objectively related to a recovery event.

Value of Financial Liabilities

Financial liabilities are classified as (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost, as applicable.

Estimates of Fair Value

Financial assets and liabilities are measured at the end of each period using valuation techniques employing assumptions that take into consideration our judgment based on information and market conditions at the end of the reporting period.

We classify measurements of fair value using a hierarchy that reflects the model utilized in the measurement process, segregating financial instruments into Levels I, II or III, as follows:

  Level 1: prices quoted (unadjusted) in active markets for identical assets and liabilities.
  Level 2: information, beyond the quoted prices included in Level 1, which is observable in the market for the asset or liability, whether directly (i.e., like prices) or indirectly (i.e., derived from prices).
  Level 3: information for the assets or liabilities that is not based on observable market data (i.e., unobservable premises).
90

Specific valuation techniques utilized to assess the financial instruments classified as Level 1, 2 and 3 include:

  Level 1: For investments in the investment fund, the value of the fund quota is an appropriate indicator of fair value.
  Level 2:
    For financial investments, the fair value is calculated based on amounts indexed to the CDI disclosed to the market through official agencies (such as the CETIP and the Brazilian Central Bank) and based on the latest prices displayed on the website of the CVM, respectively.
    The fair value of accounts receivable was determined using the contractually stipulated payments for principal and interest. For loans and financings, the fair value was determined using the contractually stipulated payments for principal and interest.
  Level 3: The valuation technique for the fair value of the other financial instruments classified as Level 3 is the discounted cash flow method. We do not have assets or liabilities measured at fair value Level 3.

Sensitivity Analysis

We perform the following sensitivity analyses:

  Sensitivity to exchange rate variations: includes outstanding monetary items and transactions in foreign currency (U.S. dollar), like loans and financings, and adjusts their conversion at the end of each year by the exchange rates, taking into consideration certain potential variations.
  Sensitivity to changes in interest rates: the yield on financial investments is affected principally by the variation in the CDI. Our deposits with courts are indexed to the SELIC prime rate.

Leasing

An implicit discount rate to be applied to our leasing contracts is not identifiable, and as such, our incremental borrowing rate is utilized to calculate the present value of our leasing liabilities at the time a contract is initially booked.

Our incremental borrowing rate is the rate of interest we would have to pay to borrow, over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset, in a similar economic environment. Calculating this rate involves an elevated degree of judgment, and our credit, the term of the lease, the nature and quality of the guarantees offered, and the economic environment in which the transaction occurs, must be considered. The process for determining the rate preferentially utilizes readily observable information on which we must make the adjustments needed to arrive at our incremental borrowing rate.

IFRS 16 determines that the incremental rate can be determined for a group of contracts, when the grouped contracts prove to have similar characteristics. We have made use of this practical expedient, of determining groupings for similar leases, on the understanding that the effects of its application do not materially diverge from application to the individual leases.

The criteria that we apply to determine the incremental interest rate are: (i) risk-free rate, which is the benchmark rate for the market in which the applicable institution operates; and (ii) credit spread, which is the spread for the most recent issuances in the same currency was utilized.

To determine the term of a lease, we consider all facts and circumstances that create an economic incentive either to exercise an option to extend, or not exercise an option to terminate. Extension options (or periods after options to terminate) are included in the term of the lease only when it is reasonably certain that the lease will be extended (or that it will not be terminated).

Goodwill

Goodwill is tested for impairment at least annually, or whenever there are indicia of impairment. The basis for testing for impairment is the value-in-use, involving an estimate of cash flows for a five-year period. Cash flows are prepared considering various factors, such as: (i) macroeconomic projections of interest rates, inflation, GDP and other variables; (ii) market dynamics and growth estimates; (iii) cost increases, returns, synergies and the plan for investments; (iv) client behaviors; and (v) the rate of growth and adjustments applied to the flows in perpetuity. The adoption of these estimates involves the likelihood of the occurrence of future events, and changes in any of these factors could entail a different result. The cash flow estimate is based on an assessment prepared by an independent specialized firm, annually or whenever there are indicia of impairment, and we review and approve this assessment.

Provisions for Tax, Civil, and Labor Risks and Judicial Deposits

The risk of loss classification is an estimate that requires material judgment in accounting for and disclosing provisions for judicial and administrative proceedings, as well as estimating the amounts involved, the complexity of the proceedings and reviewing other similar proceedings.

Provisions for Income Tax, Social Contribution and Other Taxes

The provisions for current taxes are constituted at the rate of 15%, plus 10% for income tax and 9% for the social contribution on net profits, as adjusted pursuant to applicable tax law.

The deferred income tax and social contribution are fully recognized on temporary differences between assets and liabilities recognized for tax purposes, and the carrying values of assets and liabilities in the financial statements. Deferred income tax and social contribution are determined based on the tax rates and law in effect on the date the financial statements are prepared and applicable when the respective income tax and social contribution are realized. The recovery of the balance of deferred tax assets is reviewed quarterly, and when it is no longer probable that future taxable profits will be available to permit recovery of part or all of the assets, they are adjusted to the expected recoverable amount.

Current and deferred taxes are recognized in the statement of results unless they relate to items recognized directly in shareholders’ equity.

Principal Components of Our Results of Operations

The following is a summary of the items comprising our statements of income:

Revenue from Services

Our principal sources of revenue are (i) revenue from acquiring services and transaction processing for commercial establishments, which are recognized at the time the financial institution issuing the card used to make a payment through our systems approves the purchase; (ii) revenues from renting POS devices to commercial establishments, which are recognized when the obligation in the service contract is fulfilled; (iii) revenue from recharge sales (consisting of revenue from providing pre-paid SIM card top up services), which is recognized at the time that the respective credit is transferred to the customer; and (iv) contractual remuneration revenue derived from our Partnership Agreement with Santander Brasil entered into in the first half of 2021 which is further described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Principal Related Party Transactions—Partnership Agreement with Santander Brasil.”

Costs of Services

Our costs of services rendered includes (i) fees and commissions assigned to third parties, which consist of amount charged by the operator of the payment arrangement; (ii) costs incurred in connection with sales of POS devices and other fees, (iii) depreciation and amortization (which includes the amortization of overhead costs incurred with projects, including personnel and technology and systems costs incurred with developments of such projects), and (iv) personnel, technology, system and other costs. As part of our business strategy we sell POS devices at a price lower than the cost of the devices, and seek to recoup these amounts by charging merchants for services which we provide by means of the POS devices.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of expenses incurred with (i) personnel expenses and social charges; (ii) communications; (iii) other administrative expenses; (iv) technical support; (v) technology and systems; (vi) depreciation and amortization; (vii) advertising; (viii) provisions (net) – provisions for contingencies and lawsuits; (ix) facilities and materials; (x) taxes other than income tax; and (xi) surveillance and cash transport services.

Other Expenses, Net

Our other expenses, net consists of expenses which do not fall within the selling, general and administrative expenses line item, including for example expenses incurred with reversals of provisions.

Income Tax and Social Contribution

Our income tax and social contribution expenses consist of current and deferred expenses incurred in connection with taxes on profits, PIS and COFINS, as well as other taxes and social contribution expenses.

JOBS Act

We are an emerging growth company under the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things; (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; and (2) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years or until we are no longer an “emerging growth company,” whichever is earlier.

Principal Factors Affecting Our Financial Condition and Results of Operations

Overview

We offer acquiring and payment services. Our operating results derive substantially from: (i) contractual remuneration revenue derived from our Partnership Agreement with Santander Brasil entered into in the first half of 2021 which is further described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Principal Related Party Transactions—Partnership Agreement with Santander Brasil;” (ii) profit sharing revenue recognized upon receipt of payments from Santander Brasil (pursuant to the Partnership Agreement with Santander Brasil entered into in the first half of 2021 which is further described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Principal Related Party Transactions—Partnership Agreement with Santander Brasil”); (iii) processing services revenue from the capture, transmission and processing of data and information; (iv) revenue from renting out POS devices; (v) revenue from recharge sales (consisting of revenue from providing pre-paid SIM card top up services); and (vi) other revenue in connection with (a) the management of payments and receipts in establishments which form part of Getnet’s network; (b) developing and selling or licensing software; (c) providing access to information and databases, including credit record registers; and (d) providing technical, commercial, and other services to merchants, including the management of prepaid payment accounts, payment services.

In addition, in the years ended December 31, 2021, 2020 and 2019, our introduction of marketplace and digital platforms in connection with our expansion strategy and penetration into the e-commerce market had a significant impact on our revenues.

Impact of COVID-19

We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Impact of COVID-19” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information—3D. Risk Factors—Risks Relating to our Business and Industry—Actual or potential epidemics, pandemics, outbreaks or other public health crises, such as the COVID-19 pandemic, may have an adverse impact on our clients’ financial condition, particularly SME merchants, consequently impacting our business” and “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil—The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn.”

Brazilian Macroeconomic Environment

As a Brazilian company, we are significantly affected by the general economic environment in Brazil, which suffered a severe impact as a result of the COVID-19 pandemic, as set out below. The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. The following table presents key data of the Brazilian economy for the years indicated:

	As of and for the Year Ended December 31,
	2021	2020		2019
GDP growth(1)	4.6%	(4.1%	)	1.2%
CDI rate(2)	9.3%	4.5%		4.3%
TJLP(3)	5.32%	4.6%		5.6%
SELIC rate(4)	9.25%	2.8%		6.0%
Selling exchange rate (at period end) R$ per U.S.$1.00	5.58	5.20		4.03
Decrease (increase) in real rate against the U.S. dollar	7.3%	28.9%		4.0%
Average exchange rate R$ per U.S.$1.00(5)	5.40	5.16		3.95
Inflation (IGP-M)	17.78%	23.1%		7.3%
Inflation (IPCA)	10.0%	4.5%		4.3%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1) GDP data for the year ended December 31, 2021 is not available yet as of the date of this annual report. For 2020 and 2019 the source is the IBGE’s revised series.

(2) The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI” is the average daily interbank deposit rate in Brazil (at the end of each month and annually). This is the average rate for the given year.

(3) Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4) The benchmark interest rate payable to holders of some securities, such as treasury financial letters, issued by the Brazilian government and traded on the SELIC rate at the end of the applicable period.

(5) Average of the selling exchange rate for the business days during the period.

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomic concerns, the Brazilian Central Bank began increasing interest rates, with the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. The Brazilian Central Bank has been reducing interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, 4.50% as of December 31, 2019 and 2.0% as of December 31, 2020. In 2021, in response to inflation and the negative fallout of the COVID-19 pandemic, the Brazilian Central Bank increased the base interest rate to 9.25% as of December 31, 2021, having increased to 10.75% p.a. as of the date of this annual report.

The resolution of Brazil’s political and economic crisis depends on approving reforms that are expected to be promoted by the President of Brazil (elected in October 2018). In addition, as further detailed below under “—Impact of COVID-19,” the COVID-19 pandemic and ensuing economic crisis caused a steep decrease in Brazilian GDP in the first half of 2020 before a gradual recovery from the third quarter of 2020 onwards. This will place additional demands for spending on the public sector going forward, which may adversely affect investor sentiment and lead Brazil’s economy to grow more slowly than it was expected to do prior to the COVID-19 pandemic. The economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy. As a result, our Brazil-focused credit portfolio may not grow or could decrease and our loan loss provisions could increase.

The Brazilian economy was severely affected by the COVID-19 pandemic and ensuring economic crisis in 2020. The social distancing measures adopted during the first months of the COVID-19 outbreak reduced consumption and resulted in a sharp decrease in gross domestic product in 2020. In order to mitigate the effects of the pandemic in the economy, the Brazilian government adopted monetary and fiscal measures. On the monetary front, the Brazilian Central Bank reduced the basic interest rates and announced measures to provide liquidity to the system. On the fiscal front, the Brazilian government provided a fiscal package that included financial aid for households, companies and regional governments, and expenditure on public healthcare. The economic measures along with the reopening of the economy in the third quarter of 2020 allowed the Brazilian economy to recover to an extent, although it remained 4% below the pre-crisis level as a result of the continued effects of the COVID-19 pandemic, including additional waves of infections in late 2020 and in 2021. A negative consequence of the fiscal package was a sharp increase in the fiscal deficit and public debt. Moreover, the structural reform agenda was delayed, while the government has kept the commitment with the fiscal adjustment once the crisis is over. Finally, financial markets have reacted very negatively to the crisis. The Brazilian currency was negatively affected by higher global risk aversion, a deterioration in commodity prices and a deterioration of Brazil’s fiscal position.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may adversely affect our business, financial conditions and results of operations. As previously mentioned, the economic fallout from COVID-19 increased the chance of a deterioration in the outlook for the Brazilian macroeconomic environment.

See also “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil.”

Competition

The market in which we operate has increasingly attracted new entrants who often bring new technological solutions and ways of serving clients and end users. This increased competition puts pressure on the pricing of the management fees we charge our customers. As a result, we have from time to time adjusted these management fees in order to remain competitive, which has had a direct impact on our revenue. While pressures to reduce our management fees have traditionally been greater in negotiations with large customers (given their large volumes of card transactions), we have started to experience similar pressure in mid-sized customers as a result of increased competition.

Interest Rate Fluctuations

Our results of operations may be affected by fluctuations in asset values due to changes in the interest rates prevalent in Brazil from time to time. We are exposed to interest rates due to factors such as the reduced timeframe for settling accounts receivable and mismatches between transaction settlement and receipt of the pass-through from card brands. We may also be affected by financial costs incurred as a result of any tightening in spreads due to increases in fundraising costs.

Foreign Exchange Rates

Our revenues for the years ended December 31, 2021, 2020 and 2019 were affected by fluctuations in exchange rates given that we pay for some of our equipment in U.S. dollars and sell it in reais. Accordingly, any appreciation of the U.S. dollar against the real results in pressure on our pricing. Furthermore, we pay some of our developers in U.S. dollars, which affects software development costs and, consequently, our selling prices.

Inflation

Our operating and financial results for the years ended December 31, 2021, 2020 and 2019 were impacted by inflation, given that fluctuations in prices put pressure on the costs of acquiring the products we need to conduct our activities. We endeavor to mitigate this effect through negotiations with our suppliers.

Other Factors Affecting the Comparability of Our Results of Operations

Advertising Expenses

We record our advertising expenses as part of our general and administrative expenses. Advertising is material to our activities. Given that we offer our products to a wide range of establishments we believe it is important to strengthen our brand across the market.

Our advertising expenses were R$33.0 million in the year ended December 31, 2021, an increase of 39.8% from R$23.6 million in the year ended December 31, 2020. Our advertising expenses were R$23.6 million in the year ended December 31, 2020, a decrease of 53.4% from R$50.7 million in the year ended December 31, 2019.

Getnet SCD

In February 2021, the Brazilian Central Bank granted us authorization to constitute Getnet SCD, a direct credit corporation (sociedade de crédito direto), as a subsidiary with the objective of conceding loans and financings exclusively through our digital platform. We estimate that Getnet SCD will become fully operational in the first half of 2022.

Historical Results of Operations

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report. For further information, see “Presentation of Financial and Other Information.”

In the following discussion, references to “2021,” “2020” and “2019” are to the years ended December 31, 2021, 2020 and 2019, respectively.

Years Ended December 31, 2021 and 2020

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements for the year ended December 31, 2021 included elsewhere in this annual report.

Overview

The following table presents our consolidated results of operations for the years ended December 31, 2021 and 2020:

	For the Years ended December 31,
	2021	2020	% Change 2021/2020
	(in millions of R$, except percentages)
Revenue from services	2,853,1	2,320.5	23.0%
Costs of services	(1,758.9)	(1,426.2)	23.3%
Gross profit	1,094.3	894.3	22.4%
Selling, general and administrative expenses	(444.3)	(348.5)	27.5%
Other expenses, net	(95.5)	(55.8)	71.3%
Operating profit	554.5	490.0	13.2%
Finance income (costs)	8.5	6.2	37.7%
Profit before income taxes	563.0	496.2	13.5%
Current income tax and social contribution	(36.6)	(128.0)	(71.4)%
Deferred income tax and social contribution	(50.5)	(7.2)	602.8%
Net income for the year	475.9	361.0	31.8%
Attributable to controlling shareholders	476.2	361.0	31.9%
Participation of non-controlling shareholders	0.3	—	n.a.

Revenue from Services

The following table presents a breakdown of our revenue from services for the years ended December 31, 2021 and 2020:

	For the Years ended December 31,
	2021	2020
	(in millions of R$)
Merchant acquisition(1)	1,116.3	1,095.2
Profit share	635.8	623.5
Contractual remuneration(2)	488.1	—
Processing services revenue and capture(1)	205.1	149.6
POS sales(1)	28.9	59.0
Recharge sales	9.7	11.2
Other	34.0	37.0
Taxes on services	(166.7)	(173.5)
Subtotal	2,351.1	1,802.0
POS rental(1)	553.2	571.3
Taxes on services	(51.2)	(52.8)
Subtotal	502.0	518.5
Net revenue	2,853,1	2,320.5
Point in time, net of tax(3)	2,351.1	1,802.0
Over time, net of tax(4)	502.0	518.5
Net revenue	2,853,1	2,320.5

(1) Reflects discounts related to POS sales incentive, unconditional discounts and other discounts granted.

(2) Reflects the amounts recognized as revenue from contractual remuneration arising from the contract signed with Santander Brasil in the first semester of 2021.

(3) Reflects one-time revenues received during the course of the applicable year, which comprises all of revenues except POS rental, net of its taxes.

(4) Reflects revenues which are expected to recur over time as they are recognized on a monthly basis, such as rental revenue.

Our revenue from services increased by 23.0% from R$2,320.5 million for the year ended December 31, 2020 to R$2,853.1 million for the year ended December 31, 2021. The increase in our revenue from services in the year ended December 31, 2021 primarily reflected:

  a 1.9% increase in our merchant acquisition from R$1,095.2 million for 2020 to R$1,116.3 million for 2021. This increase was due to an increase of 49% of our total TPV, which resulted in a 14.6% increase in our revenue from MDR;
  a 100.0% increase in the contractual remuneration revenue derived from our Partnership Agreement with Santander Brasil entered into in the first half of 2021 which is further described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Principal Related Party Transactions—Partnership Agreement with Santander Brasil.”;
  a 37.1% increase in our processing services revenue and capture from R$149.6 million in the year ended December 31, 2020 to R$205.1 million in the year ended December 31, 2021, primarily due to an increase in the volume of e-commerce transactions (such as products sold through our marketplace and sub-acquirer services) processed in the year ended December 31, 2021 compared to the year ended December 31, 2020;
  a 51.0% decrease in  revenue from POS sales, from R$59.0 million in the year ended December 31, 2020 to R$28.9 million in the year ended December 31, 2021 primarily due to a decrease in the number of our customers using these products, as a result of a strategic decision to rent more POS devices instead of selling them;
  a 8.1% decrease in other revenue from R$37.0 million in the year ended December 31, 2020 to R$34.0 million in the year ended December 31, 2021 primarily due to a decrease in revenue from prepaid cards;
  a 2.0% increase in our profit share revenue from R$623.5 million for the year ended December 31, 2020 to R$635.8 million for the year ended December 31, 2021, primarily due to an increase of 47% in the volume of transactions processed in the year ended December 31, 2021 compared to the year ended December 31, 2020, partially offset by the increase in funding costs due to the increase of the SELIC rate; and
97

  a 3.2% decrease in our POS rental revenue from R$571.3 million for the year ended December 31, 2020 to R$553.2 million for the year ended December 31, 2021 primarily due to a reduction in the rental fees due to increased competition and changes in our pricing policy applicable to POS devices rented as part of a bundle of services, partially offset by an increase in the number of rental customers.

Our TPV increased by 49.5% from R$273.7 billion in the year ended December 31, 2020 to R$409.1 billion in the year ended December 31, 2021. This increase in overall TPV was primarily due to an increase in the volume of commercial wholesale payments, for which we generally charge lower fees than for retail payments. However, this increase occurred primarily in installment payments, for which we generally charge higher fees than for debit payments. As a result, both our TPV and our revenue from services increased in the year ended December 31, 2021 compared to the year ended December 31, 2020. TPV is the value of payments, net of payment reversals, successfully completed on our payments network. TPV is an operating measure. TPV is not a measure of revenue from services and is not included in our income statement.

Costs of Services

The following table presents a breakdown of our costs of services for the years ended December 31, 2021 and 2020:

	For the Years ended December 31,
	2021	2020
	(in millions of R$)
Fees and commissions	(903.9)	(583.0)
Cost of POS sales and other fees	(106.1)	(171.2)
Depreciation and amortization	(279.5)	(245.1)
Personnel, technology, system and other	(469.4)	(426.9)
Total	(1,758.9)	(1,426.2)

The costs of services increased 23.3%, from R$1,426.2 million for the year ended December 31, 2020 to R$1,758.9 million for the year ended December 31, 2021, primarily due to:

  a 55.0% increase in fees and commissions, mainly due to an increased volume of transactions and an increase in the level of fees and commissions charged by payment arrangement operators;
  a 38.0% decrease in costs of POS sales and other fees due to a decrease in the POS sales, which was partially offset by the payments under our Partnership Agreement with Santander Brasil in 2021;
  a 14.0% increase in depreciation and amortization expenses, mainly due to an increase in the number of POS devices; and
  a 10.0% increase in personnel, technology, system and other costs, mainly due to a contractual readjustment of approximately 28% in the costs of our call center service and an increase in POS devices maintenance cost.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 27.5%, from R$348.5 million for the year ended December 31, 2020 to R$444.3 million for the year ended December 31, 2021, primarily due to (i) an increase in payroll costs due to an increase in the number of employees, and (ii) expenses incurred with specialized external consultants engaged to assist us with our listing on Nasdaq.

Other Expenses, Net

Our other net expense increased 71.3%, from R$55.8 million for the year ended December 31, 2020 to R$95.5 million for the year ended December 31, 2021, primarily due to (i) an increase in our provisions for losses with customers as a result of increased default rates within our customer base due to the macroeconomic effects of the COVID-19 pandemic, (ii) an increase in provisions for fixed asset losses due to an increased in the number of our POS devices, (iii) an increase in provisions for losses on intangibles in connection with certain projects for which development is ongoing and which may not come to fruition, and (iv) the write-off of fixed and intangible assets in the ordinary course of business (e.g., loss or destruction of POS devices).

Finance Income (Costs)

Our finance income (costs) increased 37.7%, from an income of R$6.2 million for the year ended December 31, 2020 to a finance income of R$8.5 million for the year ended December 31, 2021, primarily due to:

  an increase in the outstanding balance of our financial investments due to the growth in our operations which generated an increase in income from short-term investments; and
  the inclusion of financial revenue from prepayments made through our own channels (as opposed to through Santander Brasil), that was partially offset by the funding raised to finance these operations. In 2021 we started providing prepayments of receivables directly rather than through Santander Brasil. We raised funds additional funding in the year ended December 31, 2021 compared to the year ended December 31, 2020 to fund these prepayment of receivables transactions.

Current Income Tax and Social Contribution

Current income tax and social contribution decreased 71.4%, from R$128.0 million for the year ended December 31, 2020 to R$36.6 million for the year ended December 31, 2021, mainly due to a tax benefit of R$101.3 million generated by the payment of interest on shareholders’ equity approved in December 2021 (although the payment was made on February 18, 2022).

Deferred Income Tax and Social Contribution

We recorded deferred income tax and social contribution as an expense of R$7.2 million for the year ended December 31, 2020 compared to an expense of R$50.5 million for the year ended December 31, 2021. This variation was primarily due a deferred tax asset in an amount of R$59.8 million registered after the approval of the Spin-Off. Getnet registered in its shareholders’ equity the portion of the net assets contributed from Santander Brasil spin-off, in the amount of R$398.5 million on March 31, 2021.

Net Income for the Year

Our net income for the year increased by 31.8%, from R$361.0 million for the year ended December 31, 2020 to R$475.9 million for the year ended December 31, 2021, primarily due to:

  a 23.0% increase in our revenue from services in the year ended December 31, 2021 compared to the year ended December 31, 2020 as detailed above under “—Revenue from services”;
  measures we have undertaken to control our costs and expenses, including with respect to POS logistics and installation. Although our cost of services and our expenses increased in the year ended December 31, 2021 compared to the year ended December 31, 2020, these measures enabled us to keep the increases in our costs and expenses below the increase in our revenue from services; and
  a tax benefit of R$101.3 million generated by the payment of interest on shareholders’ equity approved in December 2021 (although the payment was made on February 18, 2022).
99

Years Ended December 31, 2020 and 2019

Overview

The following table presents our consolidated results of operations for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019	% Change
	(in millions of R$, except percentages)
Revenue from services	2,320.5	2,662.9	(12.9)
Costs of services	(1,426.2)	(1,086.5)	31.3
Gross profit	894.3	1,576.4	(43.3)
Selling, general and administrative expenses	(348.5)	(440.7)	(20.9)
Other expenses, net	(55.8)	(109.7)	(49.2)
Operating profit	490.0	1,026.0	(52.2)
Finance income (costs)	6.2	73.8	(91.6)
Profit before income taxes	496.2	1,099.9	(54.9)
Current income tax and social contribution	(128.0)	(330.0)	(61.2)
Deferred income tax and social contribution	(7.2)	24.2	n.m.
Net income for the year	361.0	794.0	(54.5)

n.m. = not meaningful.

Revenue from Services

The following table presents a breakdown of our revenue from services for the years ended
December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019
	(in millions of R$)
Merchant acquisition(1)	1,095.2	1,300.8
Profit share	623.5	721.1
Recharge sales	11.2	6.3
Processing services revenue and capture	149.6	85.0
POS sales(1)	59.0	30.8
Other	37.0	66.0
Taxes on services	(173.5)	(149.3)
Subtotal	1,802.0	2,060.7
POS rental(1)	571.3	663.6
Taxes on services	(52.8)	(61.4)
Subtotal	518.5	602.2
Net revenue	2,320.5	2,662.9
Point in time, net of tax(2)	1,802.0	2,060.7
Over time, net of tax(3)	518.5	602.2
Net revenue	2,320.5	2,662.9

(1) Reflects discounts related to POS sales incentives, unconditional discounts and other discounts granted.

(2) Reflects one-time revenues received during the course of the applicable year, which comprises all of revenues except POS rental, net of taxes.

(3) Reflects revenues which are expected to recur over time as they are recognized on a monthly basis, such as rental revenue.

Our revenue from services decreased 12.9%, from R$2,662.9 million for 2019 to R$2,320.5 million for 2020. The decrease in our revenue from services in 2020 was due mainly due to:

  a 15.8% decrease in our merchant acquisition and processing services revenue from R$1,300.8 million for 2019 to R$1,095.2 million for 2020. This decrease was mainly due to the fact that revenue from wholesale customers accounted for a greater proportion of our sales mix in 2020 than in 2019 (approximately 50% of the number of merchant acquisition and processing services transactions in 2020 compared to approximately 34% in 2019), since we generally charge lower fees to wholesale customers than to retail customers. The change in our sales mix was due to the effects of the COVID-19 pandemic, which had a greater effect on small, retail customers than on large, wholesale customers, who were able to continue trading as a result of their stronger e-commerce segments;
  a 13.5% decrease in our profit share revenue from R$721.1 million for 2019 to R$623.5 million for 2020, mainly due to the fact that a significant portion of profit share revenue in 2020 derived from wholesale customers, for which we generally charge lower fees;
  a 76.0% increase in our processing services and capture revenue from R$85.0 million to R$149.6 million, mainly due to the fact that in 2020 we acted as subacquirers in marketplace partnerships to a greater extent than we did in 2019; and
  a 13.9% decrease in our POS rental revenue from R$663.6 million for 2019 to R$571.3 million for 2020 mainly due to the fact that we decreased our fees (both for new customers and existing customers) in order to retain our customer base in the face of (i) increased competition from other market participants, and (ii) the negative effects of the COVID-19 pandemic on the Brazilian economy which adversely affected the businesses of our merchants.

Our TPV increased 31.9% from R$207.5 billion in 2019 to R$273.7 billion in 2020. This increase in overall TPV was mainly due to an increase in the volume of commercial wholesale payments, for which we generally charge lower fees than for retail payments. As a result, this led to a decrease in our revenue from services despite the fact that our TPV increased. TPV is the value of payments, net of payment reversals, successfully completed on our payments network. TPV is an operating measure. TPV is not a measure of revenue from services and is not included in our income statement.

Costs of Services

The following table presents a breakdown of our costs of services for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019
	(in millions of R$)
Fees and commissions	(583.0)	(472.0)
Cost of POS sales and other fees	(171.2)	(84.6)
Depreciation and amortization	(245.1)	(218.1)
Personnel, technology, system and other	(426.9)	(311.8)
Total	(1,426.2)	(1,086.5)

The costs of services increased 31.3%, from R$1,086.5 million for 2019 to R$1,426.2 million for 2020, mainly due to:

  a R$86.6 million, or 102.4%, increase in cost of POS sales and other fees in 2020 compared to 2019, which was mainly due to the increase in the volume of POS equipment sold;
  a 23.5% increase in fees and commissions due to an increased volume of transactions; and
101

  a 36.9% increase in costs incurred with payment arrangement operators. Our costs of services in 2020 increased compared to 2019, despite the decrease in revenue from services in the same period, due to an increase in the volume of transactions conducted which resulted in an overall increase in the costs we incur to service these transactions (given that these costs depend on the volume of transactions) combined with a change in the composition of our revenue from services, with a wholesale transactions for which we charge lower fees (compared to retail transactions) accounting for a greater proportion of overall transactions in 2020 compared to 2019.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 20.9% from R$440.7 million for 2019 to R$348.5 million for 2020, mainly due to decreases in personnel and advertising expenses.

Other Expenses, Net

Our other net expense decreased 49.2%, from R$109.7 million for 2019 to R$55.8 million for 2020, mainly due to the smaller provision for losses with POS rental clients recorded in 2020 compared to 2019. We recorded a smaller provision for losses with POS rental clients in 2020 compared to 2019 despite the adverse economic conditions experienced in 2020 because we achieved a greater degree of efficiency in our collection practices in 2020 compared to 2019, primarily driven by reductions in amounts charged to customers who had already missed three payments.

Finance Income (Costs)

Our finance income (costs) decreased 91.6%, from an income of R$73.8 million in 2019 to an income of R$6.2 million in 2020, mainly due to the fact that our balance of outstanding investments was lower in 2020 than in 2019 and that our balance of outstanding working capital loans was higher in 2020 than in 2019, which resulted in lower income from investments and higher interest expenses in 2020 than in 2019.

Current Income Tax and Social Contribution

Current income tax and social contribution decreased 61.2%, from R$330.0 million for 2019 to R$128.0 million for 2020, mainly due to a decrease in profit before income taxes of R$603.7 million, from R$1,099.9 million for 2019 to R$496.2 million for 2020.

Deferred Income Tax and Social Contribution

We recorded deferred income tax and social contribution as a gain of R$24.2 million for 2019 compared to an expense of R$7.2 million for 2020. This variation was mainly due to a decrease in pre-tax profit of R$603.7 million, from R$1,099.9 million for 2019 to R$496.2 million for 2020.

Net Income for the Year

Our net income decreased by 54.5% from R$794.0 million for 2019 to R$361.0 million for 2020, mainly due to:

  a decrease in revenue from merchant acquisition and processing services, profit share and POS rental revenue as described above under “—Revenue from services”; and
  a net increase of R$92.1 million in selling, general and administrative expenses.
5B. Liquidity and Capital Resources

Overview

Our principal sources of financing for working capital and for investments in non-current assets have traditionally consisted of the cash generated from our operating activities and the use of third-party financing described in “—Indebtedness—Material Financing Agreements.” We believe our current working capital is sufficient for our present requirements and would expect to meet any potential shortfalls in our working capital needs through short- and long-term borrowings, capital contributions by our shareholders, or offerings of debt or equity securities in the domestic and international capital markets.

In the years ended December 31, 2021, 2020 and 2019, we received R$5.8 billion, R$3.9 billion and R$600 million in loans from Santander Brasil, respectively. In addition, we did not obtain any equity contributions from Santander Brasil in the years ended December 31, 2021, 2020 and 2019.

As of December 31, 2021, 2020 and 2019, our short-term liquidity ratios (calculated by dividing current assets by current liabilities) were 1.03, 1.03 and 1.07, respectively, which means that our current assets have consistently exceeded our current liabilities as of December 31, 2021, 2020 and 2019. As of December 31, 2021, 2020 and 2019, our current assets consisted mostly of amounts receivable from card issuers, amounts receivable from customers and financial investments and cash equivalents, and our current liabilities consisted mainly of amounts to be transferred to commercial establishments, loans and borrowings, dividends payable and taxes payable.

Financial Position

The following table presents our principal financial and liquidity indicators for the years ended December 31, 2021, 2020 and 2019, except as otherwise indicated.

	As of and for the Year Ended December 31,
	2021	2020	2019
	(in millions of R$, unless otherwise indicated)
Income Statement Data(1):
Gross profit	1,094.3	894.3	1,576.4
Operating profit	554.5	490.0	1,026.0
Pre-tax profit	563.0	496.2	1,099.9
Net income for the year	475.9	361.0	794.0
Diluted earnings per share(2) (in R$)	0.24	0.19	0.43
Balance Sheet Data:
Shareholders’ equity	(3,323.9)	(2,742.9)	(3,211.8)
Current assets	57,070.4	41,478.3	25,562.5
Non-current assets	1,964.4	1,543.4	1,578.6
Current liabilities	(55,627.9)	(40,177.1)	(23,850.0)
Non-current liabilities	(83.0)	(101.7)	(79.4)
Other Financial Data:
Cash	0.2	0.04	0.03
Bank balances	646.3	255.4	200.8
Available funds and investments in foreign currency outside Brazil(3)	23.9	9.6	10.8
Cash and cash equivalents(4)	670.4	265.1	211.7
Investment funds(5)	875.2	393.8	584.2

(1)

The financial information for the years ended December 31, 2020 and 2019 presented in this annual report reflects a reclassification of improperly classified expenses from “Selling, General and Administrative expenses” to “Costs of Services” with respect to the years ended December 31, 2020 and 2019. See “Presentation of Financial and Other Information—Reclassification of Certain Financial Information.”

(2)

Diluted net income per share is calculated by dividing the net income attributable to our controlling shareholder by the weighted average number of common shares held by shareholders during the period plus the weighted average number of common shares that would be issued upon converting all the potential diluting common shares.

(3)	Refers to financial investments with immediate liquidity in U.S. dollars.
(4)

Our cash and cash equivalents include cash, short-term bank deposits and highly liquid financial investments in U.S. dollars. For more information, see note 5.1(a) to our audited consolidated financial statements included elsewhere in this annual report.

(5)

Investment funds consists the amounts invested in the SBAC Investment Fund, in which Getnet holds an equity interest. The underlying assets of the fund consist substantially of securities and repurchase agreements. This includes investments in Brazilian treasury notes (Letra Financeira do Tesouro) because Brazilian treasury notes are held primarily for the purpose of guaranteeing we have the liquidity necessary to support our acquiring operations.

Cash Flows

The following discussion of our cash flows is based on the financial information derived from our audited consolidated financial statements, both included elsewhere in this annual report. In the following discussion, references to “2021,” “2020” and “2019” are to the years ended December 31, 2021, 2020 and 2019 respectively, except as otherwise indicated.

Cash Flows for the Years Ended December 31, 2021 and 2020

The following table presents our cash flow data for the years ended December 31, 2021 and 2020:

	For the Years Ended December 31,
	2021	2020	% Change 2021/2020
	(in millions of R$, except percentages)
Cash Flow Data
Net cash flows (used in) generated by operating activities	(991.0)	428.0	(331.5%)
Net cash used in investing activities	(847.2)	98.3	(961.6%)
Net cash generated by financing activities	2,258.0	(457.7)	(593.3%)
Net increase (decrease) in cash and cash equivalents	405.3	53.4	(659.2%)

Net Cash Flows (Used in) Generated by Operating Activities

We recorded net cash generated by operating activities of R$428.0 million in the year ended December 31, 2020 compared to net cash used in operating activities of R$991.0 million in the year ended December 31, 2021. This variation is mainly due to an increase in accounts payable in the year ended December 31, 2021 compared to accounts receivable.

Net Cash Used in Investing Activities

We recorded net cash used in investing activities of R$98.3 million in the year ended December 31, 2020 compared to net cash used in investing activities of R$847.2 million in the year ended December 31, 2021. This variation was mainly due to an increase in the outstanding balance of our financial investments in the year ended December 31, 2021, as well as a purchase of property and equipment.

Net Cash Generated by Financing Activities

We recorded net cash used in financing activities of R$457.7 million in the year ended December 31, 2020 compared to net cash generated from financing activities of R$2,258.0 million in the year ended December 31, 2021. This variation was mainly due to an increase in new financings as well as an increase in payment of loans and borrowings during the year ended December 31, 2021 compared to the year ended December 31, 2020 and no payment of dividends in the year ended December 31, 2021 (whereas dividends were paid in the year ended December 31, 2020).

Cash Flows for the Years Ended December 31, 2020 and 2019

The following table presents our cash flow data for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019	% Change 2020/2019
	(in millions of R$, except percentages)
Cash Flow Data
Net cash flows from (used in) operating activities	428.0	(1,738.2)	n.m.
Net cash from (used in) investing activities	98.3	(255.4)	n.m.
Net cash from (used in) financing activities	(457.7)	412.5	n.m.
Net increase (decrease) in cash	53.4	(1,581.2)	n.m.

n.m. = not meaningful.

Net Cash Flows from (Used in) Operating Activities

We recorded net cash used in operating activities of R$1,738.2 million in 2019 compared to net cash generated in operating activities of R$428.0 million in 2020. This variation is primarily due the fact that we used cash in the first business day of 2019 to make transfers to accredited establishments in relation to TPV generated by such establishments from transactions carried out prior to December 31, 2018, as we were not ready to make the relevant payments prior to December 31, 2018. We have historically received cash from financial institutions and made related payments to our clients on the same day. Due to a change in regulation in 2018, financial institutions were authorized to pay us on December 31, 2018, instead of only being able to pay us on the first working day of the new year as had been the case previously. This resulted in an additional cash inflow in 2018 of R$1,709.2 million. However, we were not required to pay our clients until the first working day of 2019, resulting in an additional cash outflow in 2019. As from 2019 we returned to paying our clients on the same day we received funds from the financial institutions.

Net Cash from (Used in) Investing Activities

We recorded net cash used in investing activities of R$255.4 million in 2019 compared to net cash from investing activities of R$98.3 million in 2020. This variation was mainly due to (i) increased one-off investments to update our POS devices in 2019; and (ii) a decrease in sales expectations as a result of the adverse economic effects of the COVID-19 pandemic which led us to purchase fewer POS devices in 2020 than in 2019.

Net Cash from (Used in) Financing Activities

We recorded net cash from financing activities of R$412.5 million in 2019 compared to net cash used in financing activities of R$457.7 million in 2020. This variation was mainly due to (i) an increase in dividend payments from R$131.3 million in 2019 to R$867.7 million in 2020, and (ii) an increase in interest and other expenses on our existing financings in 2020 compared to 2019, due to new working capital loans we entered into in 2020.

Capital Structure

As part of our capital management process, we monitor our capital structure on a continuous basis, assess the need for additional capital to address the risks to which we are exposed from time to time, and we also plan to address our capital needs in line with our strategic objectives.

The following table presents our capital structure for the years presented:

	For the Year Ended December 31,
	2021	(%) Liability Total	2020	(%) Liability Total	2019	(%) Liability Total
	(in millions of R$, except percentages)
Shareholders’ equity (1)	3,323.9	5.6%	2,742.9	6.4%	3,211.8	11.8%
Third-party capital (current and non-current liabilities)	55,710.9	94.4%	40,278.8	93.6%	23,929.3	88.2%
Total Capital	59,034.8	100.0%	43,021.7	100.0%	27,141.1	100.0%

(1)

Our shareholders’ equity consists of (i) fully paid-in capital stock; (ii) capital reserves; (iii) comprehensive income (which comprises the result for the year, with the impact of the variation of financial assets classified at fair value); and (iv) profit reserves.

We believe our current capital structure is adequate to execute our business plan, and that the share of third-party capital in financing of our operations is adequate.

Indebtedness

As of December 31, 2021, 2020 and 2019, we had outstanding debt in the aggregate amount of R$3,489.9 million, R$1,091.2 million and R$652.5 million, respectively. For further information on our indebtedness, see note 5.2 to our audited consolidated financial statements included elsewhere in this annual report.

Financing Activities

The following table presents additional information on our levels of indebtedness and financing activities as of the dates indicated:

(in millions of R$)
Balance at December 31, 2021	3,489.9
Additions	6,511.7
Principal payments	(4,164.5)
Accrued interest	110.7
Interest paid	(59.2)
Balance at December 31, 2020	1,091.2
Additions	2,842.7
Principal payments	(2,399.6)
Accrued interest	28.6
Interest paid	(33.1)
Balance at December 31, 2019	652.5
Additions	599.2
Principal payments	(50.1)
Accrued interest	12.1
Interest paid	(5.3)
Balance at December 31, 2018	96.6

Maturity Profile of Our Indebtedness

The following table presents information regarding the maturity profile of our indebtedness as of the dates indicated.

	As of December 31,
	2021	2020	2019
	(in millions of R$)
Up to three months	3,454.9	1,058.0	619.0
From three to 12 months	9.8	5.3	20.3
More than 12 months	25.1	27.8	13.3

Indebtedness Ratio

The following table presents our indebtedness ratio as of the dates indicated.

	As of December 31,
	2021	2020	2019
	(in millions of R$, except as otherwise indicated)
Shareholders’ equity	3,323.9	2,742.9	3,211.8
Current liabilities	55,627.9	40,177.1	23,850.0
Non-current liabilities	83.0	101.7	79.4
Debt-to-equity ratio(1)	16.8	14.7	7.5

(1)              The debt-to-equity ratio is calculated by dividing the sum of current and non-current liabilities by shareholders’ equity.

As of December 31, 2021, 2020 and 2019, our debt-to-equity ratio (calculated by dividing the sum of current and non-current liabilities by shareholders’ equity) was 16.8, 14.7 and 7.5, respectively. The increase in our indebtedness ratio from the year ended December 31 30, 2020 to the year ended December 31, 2021 was mainly due to the impact of the recognition of certain tax credits which were transferred to us as part of the separation process from Santander Brasil. The substantial increase in our indebtedness ratio from 2019 to 2020 was mainly due to a 69.7% increase in accounts payable (mainly due to the proceeds of debit and credit card sales transactions to be passed along to commercial establishments, which increased considerably in the period), and a 66.3% increase in loans and financings (including borrowing denominated in reais with credit institutions arising from loans and financings and BNDES and BNDES Machinery and Equipment Financing (Financiamento de Máquinas e Equipamentos), or “FINAME,” on-lending). This increase in loans and financings is mainly due to a new financing agreement entered into in 2020 for the acquisition of new information technology equipment.

Material Financing Agreements

The following table sets out the key features of loans and financings as of the dates indicated.

Start Date	Interest Rate	Maturity	Outstanding Balance as of December 31, 2021	Outstanding Balance as of December 31, 2020
			(in millions of R$)
Working capital financing	110.63% of the CDI	February 2022	2,993.5	1,051.4
Working capital financing	9.16% of the CDI	January 2022	457.5	—
BNDES/FINAME(1)	3.75% p.a. plus TJLP	June 2021	—	3.0
Other financing	11.11% -11.15 p.a.	May 2024 – February 2025	38.9	—
Total			3,489.9	1,091.2

(1)	We were the beneficiary of a bank credit certificates (cédulas de crédito bancário) in favor of Santander Brasil for working capital purposes.
(2)

We were the beneficiary of a line of credit from the BNDES relating to FINAME on-lending to be used to finance the acquisition of new machinery and equipment manufactured in Brazil. The principal amount of this financing was R$14.8 million. Interest accrued at the TJLP long-term interest rate plus a spread of 3.75% per annum. The financing was secured by a pledge over the equipment acquired. We entered into the agreements governing this financing with Banco Safra S.A. as the financial agent on June 6, 2017. This financing matured in June 2021 and has not been renewed. As of December 31, 2020, the principal amount outstanding under this financing was R$3.0 million. As of December 31, 2021 and as of the date of this annual report, there was no principal amount outstanding under this financing.

In January, February and March 2022, we renewed our working capital facilities with Santander Brasil. The following table sets out the key features of these facilities as of the date of this annual report.

Inception	Maturity Date	Interest Rate (CDI)	Notional Amount (in millions of R$)
January 11, 2022	March 13, 2022	108.00%	200.0
January 12, 2022	March 14, 2022	108.00%	400.0
January 17, 2022	March 18, 2022	109.90%	300.0
January 18, 2022	March 21, 2022	109.90%	800.0
January 21, 2022	March 22, 2022	109.90%	200.0
January 24, 2022	March 25, 2022	109.90%	850.0
January 31, 2022	April 1, 2022	109.80%	150.0
February 10, 2022	April 11, 2022	109.70%	100.0
February 15, 2022	April 18, 2022	109.70%	400.0
February 18, 2022	April 19, 2022	109.70%	250.0
February 21, 2022	April 22, 2022	109.70%	150.0
March 6, 2022	May 2, 2022	109.70%	100.0

Compliance with Covenants

As of the date of this annual report, we and our subsidiaries were in compliance with all of the restrictive covenants set forth in our finance agreements.

Subordination

As of the date of this annual report, none of the agreements governing our financial indebtedness contain provisions relating to subordination, such that the obligations underlying these agreements are not subordinated to each other. Any subordination between such financial indebtedness is established pursuant to applicable law and the existing collateral.

Unused Sources of Liquidity

As of December 31, 2021 and 2020, we and our subsidiaries had unused available credit lines in the amount of R$0.6 million and R$1.4 billion, respectively (and R$1.7 billion as of December 31, 2019). The use of these credit lines is subject to certain contractual conditions. The decrease in our unused sources of liquidity from December 31, 2020 to December 31, 2021 is mainly due to an increase in the volume of prepayments of receivables which we provided through our own channels rather than through Santander Brasil. This resulted in a need for additional funding to make up for mismatch between the prepayments we make to merchants and our receipt of the corresponding amounts from card issuers.

Capital Expenditures

See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2021, 2020 and 2019.

Contractual Obligations

The following table summarizes our contractual financial obligations and commitments as of December 31, 2021:

	Type of Guarantee or Collateral	Less than one year	One to three years	Three to five years	More than five years	Total
	(in millions of R$)
Lease liabilities	Unsecured	9.7	16.6	—	—	26.3
Financing	Unsecured	3,467.7	25.1	—	—	3,489.9
Total		3,474.5	41.7	—	—	3,516.2

5C. Research and Development, Patents and Licenses, etc.

In the years ended December 31, 2021, 2020 and 2019, our research and development focused on the development of software to be used to capture and process credit and debit card transactions, top up pre-paid cell phone accounts, and other related matters. See also “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

5D. Trend Information

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors.”

Impact of COVID-19 on our Business

The COVID-19 pandemic has had a significant impact on our business, including as a result of shelter-in-place orders and restrictions on the opening of brick-and-mortar stores. In 2022 through the date of this annual report we have begun to see a gradual economic recovery, especially among SMEs. Nevertheless, we expect that our business will continue to be affected by the COVID-19 pandemic (or other pandemics, epidemics, outbreaks and other public health crises) and governmental responses to it, including by their respective impacts on our customers, suppliers and other third parties with whom we interact as well as on Brazilian and global economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—Actual or potential epidemics, pandemics, outbreaks or other public health crises, such as the COVID-19 pandemic, may have an adverse impact on our clients’ financial condition, particularly SME merchants, consequently impacting our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Impact of COVID-19” and “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19.”

Other Trends Affecting our Business

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition, in addition to those set forth under “—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19”:

  the economic, financial, political and health effects of the coronavirus pandemic, or “COVID-19” (or other pandemics, epidemics and similar crises), particularly in Brazil and to the extent that they continue to cause serious adverse macroeconomic effects, which could intensify the impacts of other risks to which we are subject. As a result, our total payments volume, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses increase;
  the impact of the COVID-19 pandemic on the economy and business conditions in Brazil and globally, as well as any restrictive measures imposed by governmental authorities to combat the pandemic;
  our ability to implement, in a timely and efficient manner, any measure necessary in response to, or to mitigate the impacts of the COVID-19 pandemic on, our business, operations, cash flow, prospects, liquidity and financial condition;
  potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;
  continued market volatility and instability that could affect our revenues;
  the impact of regulatory changes on our operations;
  decreased liquidity in domestic capital markets;
  tax policies that could decrease our profitability;
  currency fluctuation and exchange rate controls that could have an adverse impact on international investors;
  failure to adequately protect ourselves against risks relating to cybersecurity;
  our dependence on the proper functioning of information technology systems; and
  in contrast to all the points mentioned above, a recovery in the Brazilian economy, with new reforms underway (such as the pension reform and the foreign trade reform), and ongoing control of inflation, could have a positive effect on the economic environment and, therefore, impact our business.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

5E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—A. Operating Results—Financial Presentation and Accounting Policies—Critical Accounting Policies” and notes 2, 5.1, 5.3, 6(b), 7(c), 9(d) and 10.2 to our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report.

Item 6. Directors, Senior Management and Employees
6A. Board of Directors and Board of Executive Officers

Pursuant to our By-Laws, we are managed by our board of directors and our board of executive officers.

Board of Directors

Our board of directors is our supervisory board as set out in our By-Laws and in applicable legislation. Our board of directors was terminated by our shareholders on February 17, 2020 and reinstated at the general meeting of our shareholders held on March 31, 2021.

Our board of directors comprises a minimum of five and a maximum of 12 members. It has a chairman and a vice-chairman, each elected at the general shareholders’ meeting by majority vote. The chairman is elected by a majority of the votes of those present at the general meeting that appoints the members of the board of directors, and the vice-chairman is appointed by the chairman from among the other elected directors.

The members of our board of directors are elected at our annual general meeting for two-year terms of office (members may be reelected). The current members of our board of directors were elected at the general meeting of our shareholders held on March 31, 2021 for a term of office ending at the annual general meeting to be held in 2023 and their term of office started on July 14, 2021.

The following table presents the names, positions and dates of birth of the members of our board of directors:

Name	Position	Date of Birth
Carlos Rey de Vicente	Chairman	February 20, 1974
Ignacio Narvarte Ichazo	Director	January 22, 1971
Javier San Félix Garcia	Director	October 31, 1967
Marcelo Augusto Dutra Labuto	Director	September 3, 1971
Pedro Carlos Araújo Coutinho	Director	April 2, 1966
João Guilherme de Andrade Só Consiglio	Director	December 7, 1968

Below are the biographies of the members of our board of directors.

Carlos Rey de Vicente. Mr. Vicente is the chairman of our board of directors. Mr. Rey is also a member of the boards of directors of Santander Leasing S.A. Arrendamento Mercantil, Santander Caceis Distribuidora de Títulos e Valores Mobiliários S.A., Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A. and Santander Brasil Estabelecimento Financeiro de Crédito S.A., as well as the executive officer of Norchem Participações e Consultoria S.A., Esfera Fidelidade S.A., Santander Corretora de Seguros, Investimentos e Serviços S.A. and Santander Cultural. Mr. Rey is a member of the boards of trustees of the Santander Foundation, the Sudameris Foundation and Santander Cultural. Mr. Rey is also a member of our Sustainability Committee. Mr. Rey joined Santander Group in 2010, where he was responsible for the strategy and planning of Santander Mexico, Chile, Argentina, Puerto Rico, Uruguay, Peru and Colombia. Prior to joining us, he was a member of McKinsey & Co from 2001 to 2010 where he was responsible for leading several projects on strategic consulting. His activities have always been focused on banking and insurance matters, in addition to team management. He also previously worked as a lawyer in two law firms, one of which he was a member and founder, working mainly with insurance and civil liability. Mr. Rey has a degree in law from the Complutense University of Madrid, and became a member of the Colegio de Abogados de Madrid in 1997.

Ignacio Narvarte Ichazo. Mr. Narvarte is a member of our board of directors. He is also part of the management team at PagoNxt Merchant Solutions SL. Mr. Narvarte joined Santander Group in 1998 as a regional coordinator and business supervisor in Spain, the United Kingdom and Portugal, being part of the initial Santander United Kingdom card issuance operations. He was also Head of Cards for Europe and the U.S. at Santander Group, overseeing the card business in Spain, the United Kingdom, Poland, Portugal and the United States. Mr. Narvarte has a degree in Business Administration from Universidad Pontificia Comillas, with an MBA from Georgetown/ESADE. He has extensive experience in finance, strategy, business development, investment banking and corporate finance in the banking and financial markets.

Javier San Felix Garcia. Mr. San Felix is a member of our board of directors. He is also the chief operating officer of PagoNxt and also an interim executive officer of PagoNxt Merchant Solutions and PagoNxt Trade Solutions. Mr. San Felix joined Santander Group in 2004 as a strategic planning officer at Banco Santander, being responsible for defining the POS Consumer growth strategy. From 2012 to 2013, he was a chief executive officer at Banco Español de Crédito Banesto and, from 2015 to 2018, he was head retail and business banking, and vice-chief executive officer at Bank Santander UK. Prior to joining us, Mr. San Felix worked at McKinsey & Company in Spain from February 1991 to August 2004, being appointed member in 2000. Mr. San Felix has a degree in Business Administration from Universidad Pontificia Comillas, with an MBA in Finance from the University of California Los Angeles. He has extensive experience in finance, strategy, business development, investment banking and corporate finance in the banking and financial markets.

Marcelo Augusto Dutra Labuto. Mr. Labuto is a member of our board of directors. Prior to joining us, Mr. Labuto was the vice president of retail business at Banco do Brasil between the years 2017 and 2018, and chief executive officer between the years 2018 and 2019. Previously, Mr. Labuto was chief executive officer of BB Seguridade Participações S.A.; Insurance, open pension plans and capitalization officer (March 2013 to April 2015); loans and financing officer (February 2012 to March 2013); general manager at the Affiliated Entities Governance Unit (November 2011 to February 2012) and general manager at the Strategic Partnerships Unit (August 2011 to November 2011) at Banco do Brasil. Mr. Labuto was a member of the boards of directors of BB Seguridade Participações S.A.; Banco Votorantim; Brasilcap Capitalização S.A.; IRB Brasil Resseguros; Elo Participações S.A.; Companhia Brasileira de Soluções e Serviços; BB Mapfre SH1 Participações S.A.; Mapfre BB SH2 Participações S.A.; Brasilprev Seguros e Previdência S.A.; CIELO S.A.; Vale S.A.; Brasildental Planos Odontológicos; Alelo S.A; Movera S.A; Livelo S.A; and Banco CBSS. He has acted as a member of the Advisory Committee of Brasilprev Seguros e Previdência; member of the Executive Committee of Grupo Segurador BB and Mapfre; member of the CIELO S.A.’s Innovation Committee and member of Vale S.A.’s Compliance and Risk Committee Mr. Labuto graduated in Business Administration from UNB (University of Brasília) with an MBA in Marketing from Instituto de Pós-Graduação em Administração e Pesquisa da Universidade Federal do Rio de Janeiro (Postgraduate Institute in Administration and Research at the Federal University of Rio de Janeiro – COPPEAD UFRJ).

Pedro Carlos Araújo Coutinho. Mr. Coutinho is our chief executive officer, and he is also the chairman of the Brazilian Association of Credit Card Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços). Prior to joining us, Mr. Coutinho worked at Itaú Unibanco as officer of high-income individuals from January 1995 to November 1997. In 1997, he joined Santander Group and developed and implemented the Retail business model in line with the Santander Group’s Global strategy. Mr. Coutinho has a degree in Financial Administration from INCOR MG, with a specialization in Marketing from Kellogg University (USA) and a master’s degree in Marketing from the Brazilian Institute of Capital Markets of São Paulo (Instituto Brasileiro de Mercado de Capitais de São Paulo – IBMEC SP). He has extensive experience in finance, strategy, business development, investment banking and corporate finance in the banking and financial markets.

João Guilherme de Andrade Só Consiglio. Mr. João Guilherme de Andrade Só Consiglio is Brazilian and Italian. He has a bachelor’s degree in economics from the Universidade de São Paulo (USP), with a postgraduate degree from Degli Studi University, Genova, Italy. He has worked in the financial market and as an economist for over 30 years. He was the Executive Vice President of Santander Brasil and member of the Executive Committee of Santander Brasil for seven years where he was responsible for business with large corporate clients (Corporate). He was also Product Officer of ABN AMRO/Banco Real and worked in the Corporate Development area, leading acquisitions and divestments of the Banco do Brasil, Private Equity and Capital Market operations. Prior to joining the financial market, he was an economist at the Bunge Group. He was a member of several boards of directors such as Banco RCI Brasil S.A, CIP (Interbank Chamber of Payments) and Cia. Brasileira de Soluções e Serviços, among others. He is currently a partner at Guilder Capital Investimentos, a Board member of Unipar Carbocloro S.A., a Board member and member of Audit Committee of You Inc S.A., an Advisory Board member of Banco MUFG Brasil S.A.

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2021)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (Brazil)
Disclosure Prohibited under Home Country Law	No
Total Number of Directors:	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	—	6	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction (Brazil)	—
LGBTQ+	—
Did not Disclose Demographic Background	—

Board of Executive Officers

Our board of executive officers is responsible for our day-to-day management. Our board of executive officers comprises a minimum of three members and a maximum of ten members, with a unified two-year term of office, subject to reelection. One of the members of our board of directors is appointed as the chief executive officer, and the others may be appointed as senior vice president executive officers, vice president executive officers, investor relations officers, executive officers and officers without specific designations. Some of our executive officers are also members of the boards of executive officers and/or boards of directors of our subsidiaries. The term of office of investor relations officer may be taken cumulatively with another officer position.

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Name	Position	Date of Birth
Pedro Carlos Araújo Coutinho	Chief Executive Officer	April 2, 1966
André Parize Moraes	Chief Financial Officer	September 20, 1975
Luciano Decourt Ferrari	Investor Relations Officer	December 20, 1981
Alberto de Souza Filho	Chief Independent Channel Officer	September 8, 1980
Alexandre de Oliveira	Chief Risks Officer	May 10, 1974
Fabricio Santos Moreira Chaves	Chief Operations Officer	April 15, 1981
Fernanda Carnio Papini	Chief Sales Officer	November 4, 1977
Mayra Borges de Souza	Chief Business Officer	July 15, 1979
Ricardo Roquette da Silva	Chief Technology Officer	January 2, 1963
Rogério Anicelli Said	Chief Human Resources and Client Satisfaction Officer	January 15, 1977

Below are the biographies of the members of our board of executive officers.

Pedro Carlos Araújo Coutinho. See “—Board of Directors.”

André Parize Moraes. Mr. Parize Moraes was appointed as a Chief Financial Officer on August 11, 2021. Mr. Parize Moraes joined the Santander Group in 2016 and served as investor relations manager of Santander Brasil from 2016 to 2021. He previously worked at Banco Votorantim from 2008 to 2016, including as head of research, at E&Y from 2007 to 2008 and at Kroll Associates from 2005 to 2007. Mr. Parize Moraes has a bachelor’s degree in business administration from Universidade Presbiteriana MacKenzie and a MBA in capital markets from Universidade de São Paulo.

Luciano Decourt Ferrari. Mr. Ferrari was appointed as our Investor Relations Officer on March 31, 2021. Mr. Ferrari joined the Santander Group in 2003 as a financial coordinator, having also held the position of Investor Relations Manager from 2013 to 2019. Mr. Ferrari holds a degree in Economic Sciences from Pontifícia Universidade Católica de São Paulo (Pontifical Catholic University of São Paulo), with a specialization in Financial Management from Instituto de Ensino e Pesquisa (Institute of Education and Research – INSPER).

Alberto de Souza Filho. Mr. Souza Filho has served as our Chief Independent Channel Officer since March 2021. Prior to joining us, Mr. de Souza served as Senior Global Executive of the Anheuser-Busch Inbev (AB-INBEV) from 2020 to 2021. Mr. de Souza holds a degree in Business Administration from Universidade Federal de Mato Grosso (Federal University of Mato Grosso), with an MBA in Marketing from FIA USP (Institute of Management Foundation of the University of São Paulo).

Alexandre de Oliveira. Mr. de Oliveira has served as our Chief Risks Officer since January 2020. Mr. de Oliveira joined Santander Group in 2006 as a credit recovery manager. Prior to joining us he served as Chief Operating Officer at Banco Olé Bonsucesso Consignado, from 2015 to 2017. Mr. de Oliveira holds a degree in Business Administration from Universidade Paulista – UNIP, with a specialization in Marketing from Universidade Paulistana and an MBA in Risks and Finance from Universidade de São Paulo (University of São Paulo – USP) and executive MBA from IBMEC SP.

Fabrício Santos Moreira Chaves. Mr. Chaves has served as our Chief Operations Officer since August 2019. Prior to joining us Mr. Chaves served as chief corporate logistics officer for AMBEV. Mr. Chaves has a degree in Business Administration from Centro Universitário Newton Paiva, with a specialization in Finance and Statistics Management from Universidade Federal de Minas Gerais (Federal University of Minas Gerais) and an executive MBA from INSPER.

Fernanda Carnio Papini. Mrs. Papini is our Chief Sales Officer. She has more than 15 years of experience in the commercial and marketing areas, working in management and relationships across multidisciplinary teams. Ms. Papini is experienced in sales and negotiation, price management and business intelligence. Throughout her career, she has developed solid experience in products and marketing, in addition to innovative digital solutions for the card market (e-commerce, wallet, digital platforms), working with clients in the corporate large, retail and global accounts sectors. Mrs. Papini has a degree in Advertising from F.I.A.M and an MBA from EADA (Spain) and an Executive MBA in Marketing from ESPM.

Mayra Borges de Souza. Mrs. Borges is our Chief Business Officer. She has significant experience in digital business and trends. Mrs. Borges is responsible for products solutions and e-commerce innovations. Mrs. Borges has more than 20 years of experience in finance and payments industry, with prior professional journey at Banco Real, Santander, Itaú and Rede. Mrs. Borges has deep knowledge of the methodologies applicable to diagnostic analysis, identification of opportunities, conceptualization and implementation of multidisciplinary projects, involving different areas and partners. Mrs. Borges has a specialization in Service Marketing from FAAP and an undergraduate degree in Advertising and Marketing Strategies from ESPM.

Ricardo Roquette da Silva. Mr. da Silva has served as our Chief Technology Officer since January 2020, having also held the position of executive superintendent of information technology when he joined the Santander Group in 2006. Mr. da Silva previously served as executive superintendent of information technology at Banco Safra from 2015 to 2019. He has a degree in Computer Science from the Universidade do Estado do Rio de Janeiro (Rio de Janeiro State University).

Rogério Anicelli Said. Mr. Said has served as our Chief Human Resources and Client Satisfaction Officer since October, 2020. Mr. Said has joined Santander Group in 2009 as human resources superintendent. He holds a degree in Psychology from Universidade Presbiteriana Mackenzie and an MBA from ESPM – Escola Superior de Propaganda e Marketing.

Insurance

We have obtained directors’ and officers’ civil liability insurance policy, which we renew on an annual basis. The aim is to ensure that members of our management are reimbursed for payments of damages to third parties or the Company, fines, penalties and contractual and administrative agreements imposed on members of our management in the ordinary course of their activities. This policy was linked to that of our ultimate parent company, Santander Spain, until 2021. The total amount of the insurance premium is R$1.1 million and that maximum coverage of the policy is R$139.6 million. The policy is currently due to expire on June 30, 2022.

Certain Arrangements and Relationships

We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person, pursuant to which any person was selected as a director or executive officer. None of the members of our board of directors, or of our board of executive officers, have any family relationships with each other, or with any other members of our senior management.

Changes to Our Senior Management

Mr. Pedro Carlos Araújo Coutinho will be stepping down as our chief executive officer on March 31, 2022. He will be replaced by Mr. Cassio Schmitt, who will be elected on April 1, 2022, by our board of directors. Mr. Schmitt’s investiture as chief executive officer will depend on the approval of his election by the Brazilian Central Bank, and Mr. Coutinho will remain in office until Mr. Schmitt’s election is approved by the Brazilian Central Bank. Mr. Schmitt holds a degree in Economics from the Universidade Federal do Rio Grande do Sul, a master’s degree in Corporate Economics from Fundação Getúlio Vargas and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He has several years of experience in the financial markets, having served at Unibanco, among other financial institutions. In 2004 he joined Santander Brasil where he has held a number of positions in Project Finance, Risks, Recovery of Written-off Loans. Before joining us he was the director responsible for the Companies, Governments and Institutional Retail Sector at Santander Brasil.

6B. Compensation

Overview

The compensation of our directors, officers and members of our advisory committees is as follows:

  Board of Directors: The members of our board of directors are only be entitled to fixed compensation paid in monthly installments. We intend to pay compensation which is competitive with similar positions in the market.
  Board of Executive Officers. Members of our board of executive officers are entitled to fixed composition consisting of monthly payments, benefits and variable compensation. The total amount of compensation may not exceed the limit set by the compensation and nomination committee and approved by our board of directors.
  Committees: Members of our board of directors who join advisory committees may be entitled to additional compensation for the exercise of their position on such committee, as defined by the board of directors. External members who join advisory committees may be entitled to fixed monthly compensation, the amount of which will be defined by taking into account, mainly, the responsibility and complexity inherent to the position, the time commitment involved, the experience and the qualifications necessary for the exercise of the function.
  Fiscal Council: As of the date of this annual report, we do not have a fiscal council in place. If and when approved, the compensation for the members of our fiscal council will be determined by the shareholders’ general meeting, in accordance with the applicable legislation.
115

For the years ended December 31, 2021, 2020 and 2019, the aggregate compensation expense for the members of the board of directors (with respect to 2020 for the months of January and February only, prior to the removal of the board of directors in February 2020), our executive officers and members of our committees for services in all capacities was R$29.4 million, R$17.3 million and R$17.1 million, respectively, which includes both benefits paid in kind and compensation. In the years ended December 31, 2021, 2020 and 2019, the compensation paid to members of our board of directors was paid by Santander Brasil and PagoNxt, and is expected to be paid by Santander Brasil and PagoNxt in the year ended December 31, 2022.

Under Brazilian law, companies are required to disclose the highest, lowest and average compensation of our directors, members of the fiscal council, if installed, and officers without indicating any individual name. Please find below the information for the years ended December 31, 2021, 2020 and 2019:

	Board of Executive Officers			Board of Directors			Fiscal Council			Audit Committee
	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019
	(in millions of R$, except as otherwise stated)
Average number of members	7.67	9.42	8.08	N/A	—	—	N/A	—	—	3.00	—	—
Average number of paid members	7.67	9.42	8.08	N/A	—	—	N/A	—	—	3.00	—	—
Value of highest compensation	11.6	5.7	7.7	N/A	—	—	N/A	—	—	0.09	—	—
Value of lowest compensation	1.8	1.5	1.5	N/A	—	—	N/A	—	—	0.08	—	—
Average value of compensation	3.8	1.8	2.1	N/A	—	—	N/A	—	—	0.08	—	—

Composition of Compensation

The table below shows the proportion of each element, described further below, in the composition of total compensation for the years ended December 31, 2021, 2020 and 2019:

	For the Year Ended December 31, 2021
	Fixed Compensation	Variable Compensation	Equity-Based Compensation	Benefits	Total
Executive Officers	24%	42%	31%	3%	100%
Board of Directors (applicable after March 31, 2021, after our Board of Directors was reinstated)	N/A	N/A	N/A	N/A	N/A
Fiscal Council	N/A	N/A	N/A	N/A	N/A
Audit Committee (applicable after October 4, 2021, when our audit committee was put in place)	100%	—	—	—	100%

	For the Year Ended December 31, 2020
	Fixed Compensation	Variable Compensation	Equity-Based Compensation	Benefits	Total
Executive Officers	51%	21%	21%	7%	100%
Board of Directors (applicable for the months of January and February of the year of 2020, prior to the removal of the Board of Directors)	98.00%	—	—	2.00%	100%
Fiscal Council	N/A	N/A	N/A	N/A	N/A

	For the Year Ended December 31, 2019
	Fixed Compensation	Variable Compensation	Equity-Based Compensation	Benefits	Total
Executive Officers	37%	29%	29%	5%	100%
Board of Directors	98.00%	—	—	2.00%	100%
Fiscal Council	N/A	N/A	N/A	N/A	N/A

The following is a description of the elements of the compensation we provide to eligible persons:

Fixed Monthly Compensation

The fixed compensation consists of the contractual compensation of each executive. The amount paid as compensation depends on the position held. Individual salaries also reflect the performance history and seniority of the recipient and is in line with market practice.

Annual Variable Compensation

The annual variable compensation comprises (i) the Profit Sharing Program, or “PPR”; (ii) Local Long Term Incentive Program, or “Local ILP”; and (iii) the Global Long Term Incentive Plan, or “Global ILP.” Members of our senior management selected by our board of directors and our compensation and nomination committee are eligible for these plans. The following is a description of the principal terms of these plans:

Profit Sharing Program

The objective of the PPR is to recognize individual performance. The members of our board of executive officers are eligible for this program, which takes into account: (i) individual performance, measured by means of agreed individual goals that include quantitative and/or qualitative indicators, as well as certain other indicators and targets approved by our executive committee; and institutional performance, measured by corporate goals and indicators, as approved by our board of directors and the compensation and nomination committee.

Compensation hereunder is paid as follows: (i) 30% in cash, (ii) 30% in SANB11 units (with a one year lock-up); (iii) 20% deferred in SANB11 units in three equal annual installments (each with a one year lock-up); and 20% deferred in cash in three equal annual installments. SANB11 units are issued by Santander Brasil. Given the conclusion of the Spin-Off, we intend to put in place a compensation plan based on our own equity securities.

The PPR is also subject to a “malus” and/or “clawback” clause, under which our board of directors, once formed, on the recommendation of the compensation and nomination committee, may approve the reduction and/or refund of up to 100% of the value of each participant’s payout under the PPR in certain cases, including, among others, factors relating to our business performance and the conduct of the individual.

Local Long Term Incentive Program

The objective of the Local ILP is to align the long-term vision and challenges of our executive officers with our own. The Local ILP takes into account institutional performance as measured by means of our corporate targets and indicators, as approved by our board of directors and by the compensation and nomination committee during the 2018-2020 period:

Indicators	Weight
Earnings before taxes	50%
Active customer base	30%
Market share	20%

Payment was made at the end of the third year of the program (2021) in the following way: (i) 50% in SANB11 units with a one-year lock-up; and (ii) 50% in cash.

The Local ILP is also subject to a “malus” and/or “clawback” clause, whereby our board of directors, at the recommendation of the compensation and nomination committee, may approve the reduction and/or refund of up to 100% of the value to each participant’s payout under the Local ILP in certain cases, including, among others, factors relating to our business performance and the conduct of the individual.

Global Long Term Incentive Plan (ILP CRDIV)

In 2016, a stock delivery plan under the Global ILP called the CRDIV Global Long Term Incentive – 2015 Grant, or “ILP CRDIV” was launched. This plan was subject to the achievement of several indicators including total returns for Santander Spain, return on tangible equity, customer satisfaction, employee satisfaction and corporate customer liaison. The ILP CRDIV provided for the delivery of shares resulting from the completion of the program in 2019, with an additional selling restriction of one year after delivery to a restricted group. No additional sales restrictions applied for those in the extended group which are not within the abovementioned restricted group. The ILP CRDIV ended in December 2018 with a final achievement rate of 66.88%. The cash payment corresponding to the shares of Santander Spain was made in March 2019 to participants of the extended group (without lock-up or selling restrictions) and the payment to participants of the restricted group was made in March 2020, after the one-year lock-up.

In 2020, we launched a long term incentive plan under the Global ILP with a three-year vesting period for the benefit of our executive officers. The awards granted under the plan are linked to the achievement of certain milestones linked to the digital transformation of our business. Payments are made in cash based on the value of Santander Spain shares.

In 2021, we launched a new long term incentive plan under the Global ILP with a three-year vesting period for the benefit of our executive officers. The awards granted under the new plan are linked to the achievement of certain milestones linked to the digital transformation of our business. Payments are made in cash based on the value of Santander Spain shares.

Benefits Plan

We provide certain benefits to members of senior management consisting of medical and dental assistance, check-up, life insurance, private pension (available only to our chief executive officer, as detailed under “—Pension and Retirement Benefits”) and, exclusively for the chairman of our board of executive officers, a driver and private security.

Contract Termination

Contracts with our executive officers have an undefined period. Executive officers who leave our Company voluntarily are required to undertake a “garden leave” of three months during which they cannot work for another organization. In case of dismissal, we may, at our discretion, require the departing executive officer to undertake garden leave. Departing executive officers are entitled to receive certain benefits during their period of garden leave, consisting of continued compensation payments (equivalent to up to 180 days of the executive officer’s former compensation), life insurance and health plan coverage. Except as disclosed in this annual report, the termination of the relationship for non-fulfillment of obligations or voluntarily by executives does not entitle executives to any financial compensation.

Pension and Retirement Benefits

We do not provide pension or retirement benefits to members of our board of directors or to our executive officers. However, our chief executive officer has enrolled in a pension plan administered by Santander Brasil and for which the costs are incurred by Santander Brasil.

6C. Board Practices

Our shareholders elect members of our board of directors at the annual general shareholders’ meeting for two-year terms (members may be reelected). Our board of directors appoints our executive officers for two-year terms (members may be reelected). Under Brazilian law, we are required to obtain approval from the Brazilian Central Bank to appoint persons to our board of directors.

The current members of our board of directors were elected at the general meeting of our shareholders held on March 31, 2021 for a term of office ending at the annual general meeting to be held in 2023 and their term of office started on July 14, 2021. Mr. Consiglio was elected in the extraordinary shareholders meeting held on October 4, 2021 and his term of office started on November 4, 2021.

The current members of our board of executive officers were elected on different days, However, their terms of office will all end at the first board of director’s meeting after the annual general meeting to be held in 2023. Luciano Decourt Ferrari was elected at a general meeting of our shareholders held on March 31, 2021. Alberto de Souza Filho was elected at a general meeting of our shareholders on March 1, 2021. Pedro Carlos Araújo Coutinho, Alexandre de Oliveira, Fabricio Santos Moreira Chaves, Ricardo Roquette da Silva and Rogério Anicelli Said were elected at a general meeting of our shareholders held on February 24, 2021. Mr. André Parize Moraes was elected at a board of directors meeting held on August 11, 2021 and his term of office started on September 9, 2021. Fernanda Carnio Papini and Mayra Borges de Souza were elected at a meeting of our board of directors held on December 6, 2021 and their term of office started on January 25, 2022.

Fiscal Council

According to Brazilian Corporate Law, the adoption of a permanent fiscal council as a publicly held company is voluntary. The fiscal council is an independent body elected by shareholders to supervise the activities of our management and independent auditors. The responsibilities of the fiscal council are established by Brazilian Corporate Law and include oversight of management’s compliance with laws and By-Laws, the issuance of a report on the company’s annual and quarterly reports, certain matters submitted for shareholders’ approval, calling of shareholders’ meetings in some cases and reporting on specific matters arising at those meetings. Our By-Laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders representing at least one percent of the voting shares or two percent of the nonvoting shares. Currently, Getnet has chosen not to install a fiscal council.

Committees of Our Board of Directors

Audit Committee

Under Brazilian law, an audit committee is a statutory board, separate from the board of directors and created by a shareholders’ resolution. The members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. All members of our audit committee meet such independence requirements. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors. As a result, as specified in Section 3(a)(58) of the Exchange Act, our board of directors functions as our audit committee for the purpose of approving any engagement of their independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer, such as us, is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets certain requirements. As a foreign private issuer, we rely on the exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to our audit committee, and we believe that our audit committee complies with the aforementioned exemption requirements. Except in these respects, our audit committee performs the functions of the audit committees of U.S. companies.

Our audit committee is composed of three to six members, elected by our board of directors, among persons, members of the board of directors and others, who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, and who shall serve for a one-year term and may be reelected pursuant to applicable legislation for up to four consecutive times to a maximum five-year term of office. One of the members shall be designated as the audit committee’s coordinator, and at least one member must have proven knowledge in the areas of accounting and auditing (financial expert).

Our audit committee has as its main functions:

  to advise the board of directors on the engagement or replacement of the independent auditor;
  to review, prior to publication, the interim financial statements, including the notes, the management report and the opinion of the independent auditor;
  to evaluate the effectiveness of the independent and internal audits, including in regard to compliance with normative provisions applicable to us, in addition to internal regulation and codes;
  to evaluate the fulfillment by our management of the recommendations made by the independent or internal auditors;
  to prepare, at the end of the six-month period ended on June 30 and December 31 of each year, the report of the audit committee, meeting the applicable legal and regulatory provisions; and
  to receive and review the reports required by the regulatory bodies concerning the activities of the ombudsman, on each June 30 and December 31 or when a material event is identified.
119

The current members of our audit committee are Luiz Carlos Nannini, who acts as financial expert and coordinator, João Guilherme de Andrade Só Consiglio and Antonio Melchiades Baldisera. Our audit committee meets ordinarily once a month. The current members of the audit committee were appointed on October 4, 2021 to serve for a one-year term.

Set forth below are the biographies of the members of our audit committee:

Luiz Carlos Nannini. Mr. Luiz Carlos Nannini is Brazilian. He holds a degree in Accounting Sciences, with several specialization courses in Brazil and abroad, including a leadership course at Harvard. He has more than 30 years of experience conducting independent audit services, including: the preparation of financial statements in accordance with IFRS and U.S. GAAP; due diligence; implementation of internal controls (including IT); corporate restructuring; tax planning and affairs; and participation in advisory councils in Brazil, the U.S. and globally. Furthermore, Mr. Nannini has significant experience in audit committees and fiscal councils of publicly held Brazilian companies. Currently he is a member and financial expert of Audit Committee of Banco Santander (Brasil) S.A. and member of the Audit and Statutory Risks Committee of Eletrobrás, in addition to being a member of the Audit Committee of the following companies: Via Varejo, Centauro, BR Malls and CDHU.

João Guilherme de Andrade Só Consiglio. See “—Board of Directors.”

Antonio Melchiades Baldisera. Mr. Antonio Melchiades Baldisera is Brazilian. He has an undergraduate degree in Accounting, a postgraduate degree in Accounting Management from the Fundação Getúlio Vargas and holds an MBA in Controllership, Audit and Tax Management from Fundação Getúlio Vargas. He served as General Accounting Manager at Banco Noroeste S.A. until 1997. At Santander Brasil, he served as General Manager and Deputy Officer of the Accounting Department from 1998 to 2000. He was General Audit Manager of Banco Sudameris do Brasil S.A. from 2000 to 2003. He was also representative at FEBRABAN at the Electronic Fraud and Operational Security Subcommissions (Subcomissão de Fraudes Eletrônicas e Subcomissão de Segurança Operacional), and at the Internal Audit Committee. He was Executive Superintendent of Santander Brasil between 2003 and 2018, working in the Internal, External and Electronic Fraud Management area. He is currently a Consultant at AMB – Consulting in Audit, Internal Control, Prevention and Treatment of Financial Fraud and Operational Safety.

Compensation and Nomination Committee

On October 5, 2021, our board of directors established the compensation and nomination committee pursuant to article 19, XXI of our By-laws, which also acts as the compensation and nomination committee for certain of our affiliates and subsidiaries.

Our compensation and nomination committee is composed of three to five members, appointed by the board of directors from among persons who meet all statutory and regulatory requirements for the exercise of their office. The compensation and nomination committee shall have in its composition qualified members with the experience required for competent and independent judgment regarding our internal compensation policy and the repercussions of this internal compensation policy on risk management. Such persons shall serve for a term of two years and may be reelected for up to four consecutive times, pursuant to applicable legislation.

Our compensation and nomination committee has as its main functions:

  to develop internal compensation policies applicable to our management and make proposals to our board of directors regarding policies for variable and fixed compensation, benefits, and special programs for recruiting and terminations;
  to supervise the implementation and coming into operation of the compensation policy for our management;
  to propose to the board of directors the aggregate compensation of our management to be submitted to the general meeting, pursuant to Article 152 of Brazilian Corporate Law;
  to analyze our internal officer and board compensation policies and procedures in comparison with market practice, and recommend changes to align our policies with market practice if significant differences from market practice are identified;
  to prepare annually, the compensation and nomination committee report, in accordance with applicable statutory and regulatory provisions; and
  to ensure that the management compensation policy is compatible with our risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable regulatory provisions and regulations published by the Brazilian Central Bank.

The current members of the compensation and nomination committee are Carlos Rey de Vicente (who acts as coordinator), Javier San Felix Garcia and Pedro Carlos Araújo Coutinho. The current members of the compensation and nomination committee were appointed on October 5, 2021.

Set forth below are the biographies of the members of our compensation and nomination committee:

Carlos Rey de Vicente. See “—Board of Directors.”

Javier San Felix Garcia. See “—Board of Directors.”

Pedro Carlos Araújo Coutinho. See “—Board of Directors.”

6D. Employees

As of December 31, 2021, we had 1,363 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with department criteria) as of the dates indicated.

	As of December 31,
Area	2021	2020	2019
Administrative	789	636	696
Officers	23	15	16
Specialists	305	229	211
Managers	148	141	150
Operations	44	43	77
Supervisors	54	52	51
Total	1,363	1,116	1,201

The following table presents a breakdown of our full-time, permanent employees by geographic location within Brazil as of the dates indicated.

	As of December 31,
Region	2021	2020	2019
Midwest	9	5	9
Northeast	22	16	18
North	2	3	2
Southeast	698	524	540
South	632	568	632
Total	1,363	1,116	1,201

The following table presents the breakdown of our third-party contractors as of the dates indicated.

Area	As of December 31,
	2021	2020	2019
Administrative	989	739	532
Operational	49	74	93
Total	1,038	813	625

The following table presents a breakdown of our third-party contractors by geographic location within Brazil as of the dates indicated.

Region	As of December 31,
	2021	2020	2019
Midwest	2	1	1
Northeast	1	1	2
Southeast	242	251	138
South	793	560	484
Total	1,038	813	625

Our compensation policy for our employees is designed to be competitive with the general market and is based on the following principles: (i) individual performance; (ii) fostering strong performance in the medium- and long-term; (iii) fostering the professional development of our employees, and (iv) ensuring that our compensation policy remains competitive.

We provide a competitive benefits package, which contributes to the engagement, attraction and retention of our employees. To ensure competitiveness, we compare our annual benefit package to market practices and trends. Policies are developed and offered based on the needs of our employees.

Relationship with Employees’ Unions

Some of our employees are represented by unions, such as the Union of Workers in Processing Data and Technology of Information of the State of São Paulo (Sindicato dos Trabalhadores em Processamento de Dados e Tecnologia da Informação dos Estados de São Paulo) and the Union of Workers in Processing Data and Technology of Information of the State of Rio Grande do Sul (Sindicato dos Trabalhadores em Processamento de Dados e Tecnologia da Informação dos Estados do Rio Grande do Sul). We have entered into agreements with union representatives regarding various matters such as unionization, access to places of work and access to our profit-sharing scheme, among others.

In the years ended December 31, 2021, 2020 and 2019, we have not experienced strikes or work stoppages specific to our organization which prevented us from conducting our operations.

6E. Share Ownership

The following table provides the names of our directors and executive officers who owned shares of our Company as of March 4, 2022.

Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Pedro Carlos Araújo Coutinho	8,829	0.001%	8,829	0.001%	0.001%
Carlos Rey de Vicente	19,845	0.002%	19,845	0.002%	0.002%
Marcelo Augusto Dutra Labuto	14,694	0.002%	14,694	0.002%	0.002%
Rogério Anicelli Said	1,663	0.0002%	1,663	0.0002%	0.0002%
Alexandre de Oliveira	6,782	0.001%	6,782	0.001%	0.001%
Ricardo Roquette da Silva	2,127	0.0002%	2,127	0.0002%	0.0002%
Fabricio Santos Moreira Chaves	2,445	0.0003%	2,445	0.0003%	0.0003%
Luciano Decourt Ferrari	86	0.0%	86	0.0%	0.0%
André Parize Moraes	8,034	0.001%	8,034	0.001%	0.001%
João Guilherme de Andrade Só Consiglio	40,583	0.004%	40,583	0.004%	0.004%
Mayra Borges de Souza	809	0.001%	809	0.001%	0.001%
Fernanda Carnio Papini	472	0.004%	472	0.001%	0.001%
Antonio Melchiades Baldisera	2,637		2,637
Total	109,006		109,006

For a description of our equity compensation plans, see “Item 6. Directors, Senior Management and Employees —B. Compensation.”

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

The following table sets forth the holders of our common shares and preferred shares and their respective shareholdings as of March 4, 2022.

Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
PagoNxt Merchant Solutions, S.L. (1)	859,368,586	90.39%	818,376,771	89.34%	89.88%
Banco Santander, S.A.	674,040	0.07%	—	—	0.04%
Directors and Officers	109,006	0.01%	109,006	0.01%	0.01%
Others	90,566,745	9.54%	97,517,848	10.66%	10.09%
Total	950,718,477	100.00%	916,003,725	100.00%	100.00%

(1)    An affiliate within the Santander Group and a subsidiary of Banco Santander, S.A.

The total number of ADRs held by U.S. investors as of March 4, 2022 is 1,642,739. The total number of Units held by U.S. investors as of March 4, 2022, is 1,642,739 (excluding Units held by The Bank of New York Mellon as depositary).
Significant Changes in Percentage Ownership of Principal Shareholders

Acquisition of All of Getnet’s Shares by Santander Brasil

On December 19, 2018, the minority shareholders of Getnet exercised their right to sell all of their shares to Santander Brasil, or the “Put Option,” pursuant to the Shares Purchase and Sale Agreement and Other Covenants executed between the parties on April 4, 2014, or “SPA.” On the exercise date of the Put Option, Santander Brasil entered into a binding amendment to the SPA, to acquire all of the Getnet shares owned by minority shareholders, corresponding to an 11.5% equity interest, in the amount of R$1.431 billion. The acquisition transaction was approved by the Brazilian Central Bank on February 18, 2019, and the transaction closed on February 25, 2019. As a result, Santander Brasil acquired 100% of our issued and outstanding share capital. Our acquisition by Santander Brasil gave us more flexibility and allowed Santander Brasil to create more complete and customized solutions for our customers, integrating our services with Santander Brasil.

The Spin-Off

On March 31, 2021, the shareholders of Getnet and Santander Brasil approved the Spin-Off at an extraordinary general shareholders’ meetings. On October 18, 2021 the SEC declared effective the registration statement on Form 20-F to register the Units of Getnet, some of which are represented by Getnet ADSs, under Section 12(b) of the Exchange Act. Our Units, common and preferred shares began trading on a stand-alone basis on the basic listing segment of the B3 on October 18, 2021 under the ticker symbol “GET11”, “GET3” and “GET4”, respectively. The Getnet ADSs began trading on a “when-issued” basis on the Nasdaq on October 18, 2021 and began “regular-way” trading on a stand-alone basis on the Nasdaq on October 22, 2021 under the ticker symbol “GET”. The Spin-Off was completed on October 26, 2021.

As a result of the Spin-Off, (i) Santander Brasil’s shareholders have received, as applicable, common shares and/or preferred shares issued by us and/or Units, at the rate of 0.25 common share, preferred share or Unit for each one common share, preferred share or unit issued by Santander Brasil, (ii) holders of Santander Brasil ADSs representing units of Santander Brasil shares received the Getnet ADSs, each representing two of our Units, at a rate of 0.125 Getnet ADSs for each Santander Brasil ADS held, and (iii) we became an indirect subsidiary of Santander Spain, Santander Brasil’s parent company. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.”

PagoNxt Reorganization

Immediately after the Spin-Off, Santander Spain held its interest in us through GES and Sterrebeeck. In the fourth quarter of 2021, Santander Spain reorganized its equity interests in our share capital. This reorganization changed our direct shareholders but did not result in any changes to our ultimate shareholders. Specifically, in November 2021:

  Sterrebeeck split off its interest in 42.81% of our common shares and 42.03% of our preferred shares to PagoNxt MS and (in exchange for this interest) PagoNxt MS increased its share capital and issued new shares to Sterrebeeck’s sole shareholder, Santander Spain. Upon completion of the Sterrebeeck split-off, Santander Spain contributed its shares in PagoNxt MS to PNSL. As a result, PagoNxt MS is a wholly-owned subsidiary of PNSL which is itself a wholly-owned subsidiary of Banco Santander, S.A.
  GES split off its interest in 47.58% of our common shares and 47.32% of our preferred shares to PMS, and (in exchange for this interest) PMS increased its share capital and issued new shares to the shareholders of GES, i.e., Santander Spain, SISA and SI1, pro rata to their respective interests in GES. Upon completion of the GES split-off, Santander Spain contributed its shares in PagoNxt MS to PNSL, and SISA and SI1 transferred their shares in PagoNxt MS to PNSL.

Following the reorganization above described above, GES and Sterrebeeck ceased to be shareholders of the Company. As of the date of this annual report, (i) PagoNxt MS, which is an indirect wholly-owned subsidiary of Santander Spain, holds 90.39% of our common shares and 89.35% of our preferred shares, amounting to 89.88% of our total shares, and (ii) Santander Spain also holds directly 0.07% of our common shares and 0.04% of our total shares.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares.

7B. Related Party Transactions

Related Party Transactions Policy

On November 23, 2020, our board of executive officers approved our related party transactions policy. Our related party transactions policy is intended to ensure that all transactions covered by the policy are conducted in our interest and that any related party transactions are conducted on an arm’s length basis on terms substantially similar to those of comparable transactions in the market.

Our related party transactions policy requires that related party transactions be undertaken on an arm’s-length basis. Under the terms of our related party transactions policy, our “related parties” are individuals and legal entities with whom there is a risk that we may enter into transactions other than on an arm’s-length basis. Pursuant to our related party transactions policy, related party transactions include transfers of products, services or obligations between related parties, irrespective of whether such transfer is made for consideration. According to our related party transactions policy, members of our management are required to disclose their conflict of interests, abstain from discussions on the topic and abstain from voting when they are interested in a related party transactions. We intend to make our related party transactions policy available on our investor relations website once it has been approved by our board of directors (once the latter is instituted).

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group, including Santander Brasil. See “note 11—Related Parties” to our audited consolidated financial statements included elsewhere in this annual report for a summary of the balances of our transactions with Santander Brasil.

Our transactions with related parties are conducted on an arm’s-length basis, based on terms that would have been applied for transactions with third parties.

Principal Related Party Transactions

Cash Deposits to Current Account

We maintain a bank current account with Santander Brasil into which we recurrently make demand deposits. As of the date of this annual report, we had R$372.2 million deposited in such bank account.

Investment in Investment Fund

We own quotas of the investment fund managed by Santander Brasil, named Santander Fundo de Investimento SBAC Renda Fixa Diferenciado DI. As of the date of this annual report, our investments in such investment fund amounted to R$839.4 million.

Getnet Tecnologia Transfer Agreement

We entered into an agreement with Santander Brasil as a result of which we incorporated Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H S.A. This process was completed by August 31, 2014.

The agreement also provided that Santander Brasil would perform prepayment of receivables transactions for the benefit of Getnet merchants. As part of these transactions, the debts owed to such merchants would be transferred to Santander Brasil. Accordingly, we would pass on the relevant amounts to Santander Brasil upon receipt of payments from the merchants’ customers. As of December 31, 2021 and 2020 the balance of these accounts payable due to Santander Brasil was R$18,858.0 million and R$17,474.0 million. These arrangements generated a total amount of remuneration for Getnet from Santander Brasil of R$1,038.0 million and R$623.5 million with respect to the year ended December 31, 2021 and to the year ended December 31, 2020, respectively, of which R$124.8 million was outstanding as of December 31, 2021, and R$74.5 million was outstanding as of December 31, 2020. The amount outstanding as of December 31, 2021 is expected to be paid in 2022.

This agreement was terminated in April 2021 when we entered into the Partnership Agreement described under “—Partnership Agreement with Santander Brasil.” We do not currently expect that the arrangements governing prepayment of receivables in the Partnership Agreement will generate results which are materially different from the results generated by our previous arrangements with Santander Brasil.

Financing Agreements

In January 2022, we renewed our working capital facilities with Santander Brasil. The following table sets out the key features of these facilities as of the date of this annual report.

Inception	Maturity Date	Interest Rate (CDI)	Notional Amount (in millions of R$)
January 11, 2022	March 13, 2022	108.00%	200.0
January 12, 2022	March 14, 2022	108.00%	400.0
January 17, 2022	March 18, 2022	109.90%	300.0
January 18, 2022	March 21, 2022	109.90%	800.0
January 21, 2022	March 22, 2022	109.90%	200.0
January 24, 2022	March 25, 2022	109.90%	850.0
January 31, 2022	April 1, 2022	109.80%	150.0
February 10, 2022	April 11, 2022	109.70%	100.0
February 15, 2022	April 18, 2022	109.70%	400.0
February 18, 2022	April 19, 2022	109.70%	250.0
February 21, 2022	April 22, 2022	109.70%	150.0
March 6, 2022	May 2, 2022	109.70%	100.0

Lease Agreement

We have entered into a lease agreement with Santander Brasil for an indefinite term, in connection with real estate that we use for our headquarters and data center. The amount paid under this lease in the year ended December 31, 2021 and in the year ended December 31, 2020 was R$4.2 million and R$4.6 million, respectively, and there was no outstanding balance as of December 31, 2021 nor as of December 31, 2020.

Partnership Agreement with Santander Brasil

Following the Spin-Off, we and Santander Brasil began operating separately, each as an independent public company. On April 15, 2021, we entered into a Partnership Agreement with Santander Brasil that sets forth our arrangements regarding certain matters of operation of Santander Brasil and our businesses. The Partnership Agreement governs the relationship between Santander Brasil and us since the completion of the Spin-Off.

The Partnership Agreement described below is filed as an exhibit to this annual report. This summary below is qualified in its entirety by reference to the full text of the Partnership Agreement.

Prepayment of Receivables

Pursuant to the Partnership Agreement, Santander Brasil  provides prepayment of receivables to merchants accredited by us, except where we opt to provide these services ourselves or where the merchant opts to obtain such services from another financial institution. For these purposes, Santander Brasil is required to accept those receivables which are duly registered in systems authorized by the Brazilian Central Bank. The prepayment of receivables is formalized through specific agreements to be entered into between the parties from time to time.

If Santander Brasil prepays the merchant’s receivables, the ownership of the receivables is transferred to Santander Brasil and Getnet is required to pay the amounts due thereunder to Santander Brasil upon receipt.

Income or loss arising from prepayment of receivables is attributed to our business and recorded within our results of operations. Under the Partnership Agreement, Santander Brasil calculates the results of the prepayments receivables transactions as the total revenue generated by these transactions, less the expenses incurred by Santander Brasil to provide prepayment of receivables to merchants, which include (i) acquiring expenses, which consist of the costs incurred by Santander Brasil in transferring funds to other banks as a result of the prepayment of receivables and the provision of payment services by Getnet, and (ii) prepayment expenses, which consist of (a) the costs incurred by Santander Brasil to fund prepayment of receivables transactions, (b) the expenses incurred by Santander Brasil with technology systems to support the prepayment of receivables to Getnet merchants; (c) taxes incurred in connection with the prepayment of receivables to Getnet merchants; (d) costs incurred by Santander Brasil to transfer funds to other banks in connection with the prepayment of receivables to Getnet merchants; and (e) Santander Brasil’s operating losses in the provision of prepayment of receivables services to Getnet merchants. Santander Brasil receives a monthly fee for participating in these arrangements.

If the prepayment of receivables results in a profit, Santander Brasil is required to pay us the amount of profit made. If the prepayment of receivables results in a loss, we are required to pay to Santander Brasil an amount equivalent to the amount of the loss.

Santander Brasil Distribution Channel

Santander Brasil may, pursuant to the Partnership Agreement, market certain of our products and services to its customer base. Any such distribution by Santander Brasil is based on marketing materials, guidelines and instructions provided by Getnet for this purpose. We have also agreed, pursuant to the Partnership Agreement, to make such materials, guidelines and instructions available to Santander Brasil. Additionally, Santander Brasil has agreed to give us access to its facilities so that we may distribute equipment to customers, as provided by the Services Agreement executed on January 24, 2019 between Getnet, Itrade Marketing Smollan Brasil Ltda. and Santander Brasil. We  pay certain amounts provided for in the Partnership Agreement to Santander as consideration for these distribution services.

Santander Brasil Integrated Account

Pursuant to the Partnership Agreement, we have agreed to offer preferential terms and conditions to customers who hold current accounts with Santander Brasil as part of the “Santander Brasil Integrated Account” offer (Santander Conta Integrada), including discounts on equipment rental fees, discounts in the fees charged for prepayment of receivables, and discounts on monthly service fees. In view of the special abovementioned conditions granted to Santander Brasil’s clients, Santander Brasil has agreed reimburse us for the full amount of the discounts we grant to such clients.

Funding

Pursuant to the Partnership Agreement, Santander Brasil intends to provide funding for us and/or our subsidiaries to extend credit to our customers. Any funding is subject to a separate funding agreement to be entered into by the parties at the time of the relevant transaction.

In addition, in order to facilitate the concession of credit by Getnet SCD, we and Santander Brasil have agreed to either, at our discretion (i) enter into a transaction consisting of a securitization of certain Getnet SCD receivables, in which Santander Brasil will act as the investor and provide the necessary funding for Getnet SCD to operate, or (ii) constitute an investment fund focused on receivables (Fundo de Investimento em Direitos Creditórios), or “FIDC,” in which Santander Brasil will invest by subscribing for the equity interests which constitute the FIDC, which will acquire Getnet SCD receivables.

Credit Origination and Customer Referrals to Santander Brasil

The Partnership Agreement provides that we will originate credit transactions as well as commercial leads for other products and services from our customer base to be referred to Santander Brasil, who will provide us with the related marketing material and instructions. Santander Brasil will pay us consideration for these referrals.

Getnet Discount

The Partnership Agreement provides that Santander Brasil will reimburse us the amount of discounts which we provide to attract and/or retain customers which are deemed to be of strategic importance to us and Santander Brasil. The total amount reimbursed is subject to cap of 0.2% of the total amount of transactions involved.

Use of Brands

We and Santander Brasil may use each other’s brands in connection with the transactions covered by the Partnership Agreement subject to the terms and conditions of the Partnership Agreement.

Indemnification

We and Santander Brasil have agreed to indemnify each other and each of the other’s directors, officers, managers, members, representatives, agents and employees against certain liabilities incurred due to an act of the other party, or the other party’s employees or contractors under the scope of the Partnership Agreement.

Term/Termination

The Partnership Agreement is effective as from January 1, 2021 for an indefinite term. Both parties have the right to terminate the Partnership Agreement at will, upon one year prior written notice to the other party. In case of fault by the other party, as described by the Partnership Agreement, such as due to insolvency, bankruptcy, loss of material license, among others, the non-defaulting party is free to terminate this agreement by means of a simple notification sent to the other party.

Governing Law

The Partnership Agreement is governed by the laws of Brazil.

Other Related Party Transactions

For further information, see “note 11—Related parties” in “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

7C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information
8A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

Legal Proceedings

We are party to legal and administrative proceedings that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions. See note 9 to our audited consolidated financial statements included elsewhere in this annual report.

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal and administrative proceedings to which we are a party as of the dates indicated. We do not make provisions for proceedings with a possible or remote risk of loss.

	As of December 31,
	2021	2020
	(in millions of R$)
Civil	2.9	1.9
Labor	12.1	9.5
Total	15.0	11.4

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally involve claims for damages from suppliers, damages caused to third parties and litigation in contractual matters. As of December 31, 2021 and 2020, our probable loss risk in connection with civil litigation liabilities amounted to R$2.9 million and R$1.9 million, respectively, which has been provisioned in full and our possible loss risk in connection with civil litigation liabilities amounted to R$52.1 million and R$64.2 million, respectively.

Labor Litigation

We are a party to labor lawsuits claiming damages and other remedies pursuant to Brazilian labor laws. These disputes normally involve claims by former employees. As of December 31, 2021 and 2020, our probable loss risk in connection with labor litigation liabilities amounted to R$12 million and R$9.5 million, respectively, which has been provisioned in full and our possible loss risk in connection with labor litigation liabilities amounted to R$26.4 million and R$24.2 million, respectively.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings. As of December 31, 2021 and 2020, we were not parties to any tax litigation with a probable risk of loss and our possible loss risk in connection with tax litigation liabilities amounted to R$812.7 million and R$875.1 million, respectively.

The principal tax proceedings with a possible risk of loss to which we were party as of December 31, 2021 and 2020, for which we have not constituted a provision, are the following:

  Tax on services. We are party to three administrative proceedings related to the collection of tax on services. We received three tax infraction notices issued by the tax department of the city of São Paulo in connection with revenues of services relating to technical support services such as installation, configuration and maintenance of computer programs. The tax infraction notices were issued in 2016 in a total amount of R$63.5 million and in 2009 in a total amount of R$1.3 million.
  Income taxes and social contributions. The Brazilian Federal Revenue Service (Receita Federal do Brasil) issued infraction notices against us and Santander Brasil related to income taxes and social contribution, including late payment charges, in connection with tax deductions for the amortization of goodwill paid on the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A Ltda. from 2014 to 2018. It is alleged that we did not comply with the applicable legal requirements for amortization. We and Santander Brasil have presented our respective defenses and are awaiting judgment at the administrative level. As of December 31, 2021 and 2020, the amount involved was approximately R$812.7 million and R$875.1 million, respectively, for which we have not constituted a provision.

Contingent Liabilities for Which There Are No Provisions

We are defendants in several legal and administrative proceedings for which the probability of loss is deemed possible. Accordingly, we do not record provisions in connection with these proceedings. As of December 31, 2021, the aggregate amount involved in our legal and administrative proceedings with a possible risk of loss was R$891.2 million (R$963.5 million as of December 31, 2020 and R$362.1 million as of December 31, 2019). For more information about these legal and administrative proceedings, see note 9 to our audited consolidated financial statements included elsewhere in this annual report.

Dividends and Dividend Policy

General Rules

We are required by Brazilian Corporate Law and our By-Laws to hold an annual general shareholders’ meeting by no later than the fourth month after each fiscal year, at which time, the allocation of the net profits in the preceding year and the distribution of an annual dividend are approved by our shareholders. The payment of annual dividends is based on our consolidated audited financial statements prepared for the immediately preceding fiscal year.

Our By-Laws provide that an amount equal to at least 25% of our adjusted net income, after deducting allocations to the legal and contingency reserves, should be available for distribution as a dividend or interest on shareholders’ equity in any given year. This amount represents the mandatory dividend.

Our board of directors may declare interim dividends or interest on shareholders’ equity based on income verified in semiannual consolidated financial statements. The board of directors may also declare dividends or interest on shareholders’ equity based on consolidated financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian Corporate Law. The board of directors may also declare interim dividends or interest on shareholders’ equity out of retained earnings or income reserves recorded in the last annual or semiannual balance sheet. Any payment of interim dividends or interest on shareholders’ equity may be set off against the mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

The amount distributed to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the amount of the minimum mandatory dividend.

However, Brazilian Corporate Law allows our shareholders to suspend dividends distribution if our board of directors reports at our annual shareholders’ meeting that the distribution would not be advisable given our financial condition. Our fiscal council, should review any suspension of the mandatory dividend. In addition, our management should submit a report to the CVM setting out the reasons for the suspension. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as a dividend as soon as our financial condition permits such payment.

Current and Future Dividend Policy

We currently recommend to our shareholders a 25.0% distribution of our yearly adjusted net income as dividends and/or interest on shareholders’ equity. Our future dividend policy and the amount of future dividends and/or interest on shareholders’ equity we decide to recommend to our shareholders for approval will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic climate and such other factors as we may deem relevant at the time.

Payment of Dividends

Any holder of record of shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolves on another payment date prior to the end of the relevant fiscal year. Based on Brazilian Corporate Law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to the company three years after being declared.

The depositary is the registered owner of the Units underlying Getnet ADSs on the records of the registrar. Such Units have been held in Brazil since June 2021 by Banco Santander (Brasil) S.A., acting as the custodian and agent for the depositary for the Getnet ADSs.

Payments of cash dividends and distributions, if any, are made in reais to the custodian, on behalf of the depositary, who then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered for distribution to holders of Getnet ADSs. In the event that the custodian is unable to convert the Brazilian currency received as dividends into U.S. dollars immediately, the amount of U.S. dollars payable to holders of Getnet ADSs may be adversely affected by changes in the exchange rate of the real with the U.S. dollar.

History of Payment of Dividends and Interest on Shareholders’ Equity

Dividend Payments

The following table summarizes our dividend payments in the years indicated:

	For the Year Ended December 31,
	2021	2020	2019
	(in millions of R$, except as otherwise indicated)
Adjusted net income(1)	475.9	290.0	585.4
Dividend distributed as a percentage of adjusted net income (%)	—	23.75%	23.75%
Rate of return on shareholders’ equity (%)	—	13.99%	22.41%
Total dividend distributed	—	68.9	139.0
Retained net income	475.9	221.1	446.4
Date of approval of the retention	March 10, 2022	February 26, 2021	February 28, 2020

(1)  According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on shareholders’ equity, as calculated under Brazilian Corporate Law, or “adjusted net income,” which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital or to absorb losses, or otherwise retained as allowed under Brazilian Corporate Law and may not be available to be paid as dividends or interest on shareholders’ equity.

Interest on Shareholders’ Equity

On December 21, 2021, our board of directors approved the payment of interest on shareholders’ equity in an amount of R$298 million (or R$253 million after deducting income tax withheld at source (Imposto de Renda Retido na Fonte)) in relation to the years 2016, 2019 and 2021. The payment was made on February 18, 2022 to holders of our common and preferred shares (including shares held in the form of Units) as of January 20, 2022.

The following table shows the amount of the payment of interests on shareholder’s equity by type of security.

Interest on Shareholders’ Equity
	Gross Value (per share)	After Tax (per share)
Common share	R$0.15217104877	R$0.12934539145
Preferred share	R$0.16738815366	R$0.14227993061
Unit	R$0.31955920243	R$0.27162532206

8B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing
9A. Offer and Listing Details

Our Units, common and preferred shares began trading on a stand-alone basis on the basic listing segment of the B3 on October 18, 2021 under the ticker symbol “GET11”, “GET3” and “GET4”, respectively. The Getnet ADSs began trading on a “when-issued” basis on the Nasdaq on October 18, 2021 and began “regular-way” trading on a stand-alone basis on the Nasdaq on October 22, 2021 under the ticker symbol “GET”.

9B. Plan of Distribution

Not applicable.

9C. Markets

Our Units, common and preferred shares began trading on a stand-alone basis on the basic listing segment of the B3 on October 18, 2021 under the ticker symbol “GET11”, “GET3” and “GET4”, respectively. The Getnet ADSs began trading on a “when-issued” basis on the Nasdaq on October 18, 2021 and began “regular-way” trading on a stand-alone basis on the Nasdaq on October 22, 2021 under the ticker symbol “GET”. The regulation of Brazilian securities markets which affects these securities is discussed below.

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for by Law 6,385 of December 7, 1976, or the “Brazilian Securities Market Law,” and by the Brazilian Corporate Law, as well as the CMN and the Brazilian Central Bank.

Under Brazilian Corporate Law, a corporation is either publicly held (companhia aberta) or privately held (companhia fechada) and unlisted. All publicly held companies must be registered with the CVM and are subject to reporting and other regulatory requirements. A company registered with the CVM may list its securities either on the Brazilian stock exchange market or on Brazilian over-the-counter markets. The shares of a publicly held company may also be traded privately.

In Brazil, the over-the-counter market is divided into two categories: (i) organized over-the-counter markets, in which the transactions are supervised by self-regulating entities authorized by the CVM; and (ii) non-organized over-the-counter markets, in which the transactions are not supervised. In either case, the over-the-counter markets consist of direct trades, outside of the stock exchange market, through a financial institution registered with the CVM, which serves as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, registration with the applicable one), is necessary for securities of a public company to be traded in these markets.

To be listed on the B3, a company must apply for registration with the CVM and B3.

Trading on the B3

The B3 currently facilitates all trading activities of shares and commodities in Brazil, including settlement, clearing and depositary services.

Trading on the Brazilian stock exchange is conducted by authorized members. Trading sessions in the shares market take place every business day, from 10:00 a.m. to 5:00 p.m. between March and October and from 10:00 a.m. to 6:00 p.m. between November and February, on an electronic trading system called PUMA. Trading is also conducted from March to October between 5:30 p.m. and 6:00 p.m. in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

The trading of securities on the B3 may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3.

In addition, in order to maintain control over the fluctuation of the B3 index, the B3 has adopted a “circuit breaker” in which trading sessions may be suspended for a period of 30 minutes, one hour, or a time to be defined by B3, whenever the B3 index falls below 10.0%, 15.0% or 20.0%, respectively, in relation to the closing index levels of the previous trading session.

When investors trade shares on the B3, the trade is settled two business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of an independent clearing house, a division of the B3, which handles the multilateral settlement of both financial obligations and transactions involving securities. According to the regulations of the B3, financial settlement is carried out through the system of transfer of funds of the Brazilian Central Bank and the transactions involving the sale and purchase of shares are settled through the B3 custody system. All deliveries against final payment are irrevocable.

In order to keep our securities listed on the B3, we will be required to comply with the provisions of the B3’s Issuer Manual (Manual do Emissor), which establishes technical and operational procedures and criteria applicable to companies that have securities listed on the B3. The most up-to-date version of the B3’s Issuer Manual became effective as of October 22, 2020.

Investment in Our Units by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, as a foreign direct investment under Law 4,131/62, or as a portfolio investment under the applicable regulation enacted by CMN and CVM. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Internal Revenue. This registration process is undertaken by financial institution or an institution authorized to operate by the Brazilian Central Bank as the investor’s legal representative in Brazil.

Since March 30, 2015, portfolio investments are regulated by CMN Resolution 4,373, enacted on September 29, 2014, or “CMN Resolution 4,373,” which superseded CMN Resolution 2,689, which had been in force for about 15 years.

The main purpose of CMN Resolution 4,373 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. CMN Resolution 4,373 introduces the possibility for foreign investors to make investments in local currency with funds held in their foreign bank accounts, or with bills of payment denominated in reais but issued abroad.

With certain limited exceptions, CMN Resolution 4,373 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a Brazilian stock or futures exchange, or through an organized over-the-counter market, but investors may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil for gains, dividends, profits or other payments under our Units are made through the foreign exchange market.

For further information on the requirements for the registration of foreign portfolio investments, see “Item 10. Additional Information—D. Exchange Controls—Foreign Investment in Brazil—Capital Markets Investment (Portfolio Investments).”

Foreign direct investors under Law 4,131/62 may sell their shares in both private and open market transactions, but these investors are currently subject to a less favorable tax treatment on gains, apart from being subject to taxation on the execution of foreign exchange transactions. For more information on foreign direct investors, see “Item 10. Additional Information—D. Exchange Controls—Foreign Investment in Brazil (Direct Investments).”

Since March 30, 2015, CMN Resolution 4,373 also deals with investments of foreign capital in Brazil through depositary receipts, or “DRs,” and superseded the former rule (CMN Resolution 1,927 of May 18, 1992).

9D. Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

Item 10. Additional Information
10A. Share Capital

Not applicable.

10B. By-Laws

Below we provide a summary of the important provisions of our By-Laws and of the corporate and Brazilian capital markets legislation and regulations. This description is not intended to be exhaustive. It is based on our By-Laws (an English translation of which is attached as an exhibit to this annual report), as well as on the legislation and regulations applicable to companies and the Brazilian capital market currently in effect.

Share Capital

Our share capital is represented by common and preferred shares both without par value. Each common share gives its holder the right to a vote at general meetings. However, the preferred shares do not grant voting rights in our shareholders’ general meetings, except as related to certain matters provided for in its By-Laws, as discussed under “Rights of Common Shares and Preferred Shares.”

As of the date of this annual report, our share capital consists of 1,866,722,202 shares, including 950,718,477 common shares, no par value, and 916,003,725 preferred shares, no par value.

Registration and Business Purpose

We are a publicly held company, incorporated under Brazilian law. Our documents of incorporation are duly registered with the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo) or “JUCESP,” under NIRE 35.300.567.064.

Pursuant to article 3 of our By-Laws, our corporate purpose is (i) the rendering of acquiring services to merchants, individuals and service providers for the acceptance of credit and debit cards, as well as other means of payment or electronic means necessary for the registration and approval of non-financial transactions; (ii) the rendering of services including (a) data and information capture, transmission and processing, through a network of various devices, as well as other related services; (b) management of payments and receipts made to merchants acquired to its network, and other related services; and (c) installation, de-installation, monitoring, supply, maintenance, leasing and commercialization of devices used in transaction capture networks, and other related services; (d) development and marketing or licensing of software; (e) marketing of products or distributing services from companies that provide registration information; (f) promoting the sale, distribution and intermediation of prepaid credits from mobile cellphone services, fixed-line telephone services, electronic ticketing services and other types of prepaid services, as well as other related services; (g) provision of commercial support services, such as accreditation and disqualification of individuals and legal entities, aftermarket and extrajudicial collections and other related services; (h) provision of technical, commercial and logistical infrastructure services for businesses related to accounts receivables from concessionaires, banks and other collection documents, and for businesses related to the provision of banking correspondent services, including other related services, and (i) promoting the sale and distribution of microchips (smart cards) for mobile cellphone services and other modalities; and (iii) the holding of equity interests in other companies as partner, shareholder or quotaholder.

Managers’ Role and Conflict of Interests

Brazilian Corporate Law imposes on the members of the Board of Directors and Officers the duty of diligence during the performance of their functions, as well as the duty of loyalty to the company, besides prohibiting members of the Board of Directors and the Officers from: (i) receiving any type of direct or indirect personal advantage from third parties, by virtue of the position occupied, without authorization in the By-Laws or from a shareholders’ meeting; (ii) taking part in any corporate transaction in which he or she has an interest that conflicts with our interest or in the decisions made by other directors on the matter; (iii) use any commercial opportunity which may come to his or her knowledge, by virtue of his or her position, for his or her own benefit or that of a third party, whether or not harmful to the company; (iv) fail to exercise or protect the company’s rights or to take advantage of a commercial opportunity of interest to the company, in seeking to obtain advantages for himself or herself or for a third party; and (v) acquire for resale with profit property or rights which he or she knows the company needs or which the company intends to acquire.

In addition, under the terms of the By-Laws, the directors or officers are prevented from intervening in the study, deferral or liquidation of business or loans of interest to society: (i) that they are members or shareholders with more than 5% of the capital stock; or (ii) of whose management they are or have been a part up to six months prior to their investiture in the position to which they are elected.

Finally, the policy for transactions with related parties also establishes procedures to be observed by the managers involved in transactions with related parties and when there are potential conflicts of interest.

Rights of Common Shares and Preferred Shares

Each common share gives its holder the right to a vote at general meetings, however, the preferred shares do not grant voting rights in our shareholders’ general meetings, except as related to the following matters:

  change of corporate status, merger, consolidation or spin-off;
  approval of agreements entered into between us and our controlling shareholder, directly or indirectly, and agreements with other companies in which our controlling shareholder has an interest, whenever the law or the By-Laws provide that they must be approved at a shareholders’ general meeting; and
  the appraisal of assets to be contributed to increase our capital stock, if permitted by applicable laws.

In regards to the election of members of the Board of Directors, the Brazilian Corporate Law sets forth that, when members of the Board of Directors are elected, the following parties have the right to elect one member of our Board of Directors:

  minority holders of shares in public companies holding a minimum of 15% of the total number of voting shares, or holders of preferred shares without voting rights, or with restricted voting rights, representing 10% of the capital stock, or holders of common and preferred shares who jointly represent at least 10% of the capital stock, in a separate vote.

Nevertheless, these rights can only be exercised by the holders of shares who maintained their holding for at least three months before the date of the annual shareholders’ meeting. The Brazilian Corporate Law also permits a multiple vote procedure to be adopted, upon request by shareholders representing at least 10% of our voting capital. Pursuant to CVM Instruction 282 of June 26, 1998, the percentage needed to call for a multiple vote to elect members of the board of directors, in public companies with capital stock exceeding R$100 million, is 5% of the voting capital per request of multiple vote.

The holders of preferred shares are entitled to the following rights according to our By-Laws:

  dividends and interest on shareholders’ own equity in an amount 10% higher than those attributed to common shares, as well as priority in the distribution;
  participation on equal terms with the common shares conditions, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of accrued income, reserves or any other resources;
  priority in reimbursement of capital, without payment of premium, in the case of liquidation; and
  tag-along rights in the event of a change in our control, under the same terms and conditions extended to our controlling shareholders.

Common shares not belonging to the controlling shareholders also give their holders tag-along rights in the event that our control is transferred on the same terms and conditions as those granted to our controlling shareholders.

The shareholders’ general meeting may decide on conversion of the preferred shares into common shares.

The Brazilian Corporate Law sets forth that shares without voting rights or shares with restricted rights, including our preferred shares, shall be granted unrestricted voting rights if the company ceases to distribute, during three consecutive fiscal years, any fixed or minimum dividend granted to these shares, until the respective distributions are made.

Under the Brazilian Corporate Law, any change in the preferences or changes which would have an adverse financial effect on the rights of holders of preferred shares, or any change that results in the creation of a more favored class of preferred shares, must be approved by a resolution at a general shareholders’ meeting and will become valid and effective only after approval by a majority of our preferred shareholders.

Brazilian Corporate Law also sets forth that the following shareholders’ rights cannot be repealed or modified by our By-Laws or decisions made at shareholders’ meetings:

  the right to vote at general meetings, in the case of holders of common shares;
  the right to share in the distribution of dividends and interest on shareholders’ equity, and to share in the surplus assets in the event of our liquidation;
  preemptive rights in subscribing for shares or convertible securities in specific circumstances;
  the right to monitor the management; and
  the right of withdrawal in the circumstances established by law, including our consolidation, merger and spin-off.
136

Description of Units

The Units are share deposit certificates, each representing one common share and one preferred share, all of them free and unencumbered. The shares represented by the Units shall be registered in a trust account linked to the Units, and their ownership can only be transferred by means of transfer of the corresponding Units, upon written instructions from the holder. Earnings from the Units and the amount received in the case of redemption or repayment shall only be paid to the holder of the Units registered in the books of the custodian.

None of the shares underlying the Units, the earnings thereon or the corresponding redemption or repayment amounts may be pledged, encumbered or in any other way given in guarantee by the holder of the Units, nor may they be subject to attachment (penhora), seizure (arresto), impounding (sequestro), search and apprehension (busca e apreensão), or to any other lien or encumbrance.

The Units are held by us (except Units that underlie the Getnet ADSs which are held by Banco Santander (Brasil) S.A.), as the custodian, in book-entry form in an account opened in the holder’s name. The transfer of ownership is effected by debiting the seller’s Unit account and crediting the buyer’s Unit account according to a written transfer order issued by the seller or a court authorization or transfer order delivered to the custodian, all of which are retained by the custodian. Dividends, interest on shareholders’ equity and/or cash bonuses shall be paid to the custodian and the custodian shall then transfer the amount to the custody agents for payment to the Unit holders. The pledge, usufruct, right of succession, fiduciary transfer in guarantee and any other conditions, onus or encumbrances on the Units must be registered in the custodian’s records, as well as noted in the corresponding statement of account of Units.

The custodian shall provide Unit holders with a statement of account at the end of each month in which there is movement and, when there is no movement, at least once a year. The statement shall show the date and place of issue, the name and details of the holder of the Unit account, an indication that it is a statement of Unit account, details of the shares deposited, a statement that the shares deposited, their earnings and any amounts received in the event of redemption or repayment shall only be paid to the holder of the Unit account or to the holder’s order in writing, our charge for the deposit, if any, and the addresses where Unit holders may obtain assistance.

Upon a written order issued by the holder of the Unit account to a broker authorized by the stock exchange where the Units are traded, the custodian shall block the corresponding Units and transfer them to the buyer upon receipt of a confirmation of the sale from the stock exchange.

The Unit holder shall have the right, at any time, to instruct a broker to cancel Units and transfer the underlying shares. The broker must request to us, as the agent, to transfer the Units to the share deposit accounts held by the custodian in the holder’s name. The Unit holder shall bear any transfer and cancellation costs involved. Similarly, the holder may instruct a broker to assemble Units by transferring the number of shares that jointly represent a Unit, which shall be registered by the custodian in a trust account linked to the Units.

The right to cancel Units may be suspended in the event of a public offering for distribution of Units, either in the domestic or the international market, in which case the suspension may not last longer than 180 days. Units subject to any lien or encumbrance may not be cancelled.

The following rules apply to the exercise of the rights granted to the shares represented by Units:

  Dividends and share redemption or repayment amounts delivered to us, as depository of the shares, shall be paid by us to the Unit holder;
  Only the Unit holder shall have the right to attend our general meetings and to exercise all of the prerogatives conferred on our shareholders by the shares represented by the Units;
  In the event of a stock split, cancellation or reverse stock split or new issuances of shares by us while the Units are in existence, the following rules will be observed:
    In the event there is a change in the number of shares represented by Units as a result of a reverse stock split or cancellation of shares, we will debit the number of cancelled shares from each Unit holder’s account and proceed with the automatic cancellation of Units, observing the ratio of one common share and one preferred share issued by us to each Unit. We will deliver to the shareholders the shares which are insufficient to constitute a Unit in the form of shares, rather than Units; and
    In the event there is a change in the number of shares represented by the Units as a result of a stock split or new issuances of shares, the custodian will register the deposit of the new shares and issue new Units, registering them in the accounts of their respective holders, so as to reflect the new number of shares held by unit holders. In this way, the accounts will maintain a ratio of one common share and one preferred share issued by us and represented by Units, and the custodian will deliver to holders the shares which are insufficient to constitute a Unit in the form of shares rather than Units;

In the event of a capital increase, by means of the issuance of shares that may be converted into new Units, Unit holders may exercise the preemptive rights belonging to the shares represented by their Units. We shall create new Units in the register of book-entry Units and credit them to their holders so as to reflect the new number of common and preferred shares issued by us, subject to the current proportion of ordinary and preferred shares to constitute the Units. Shares that are too few to constitute a Unit shall be delivered to the shareholders as shares, rather than Units. There shall be no automatic credit of Units in the event of the exercise of preemptive rights in the issue of securities other than shares.

Unit holders will be entitled to receive any shares issued as a result of our spin-off, consolidation or merger.

General Meetings

At our duly convened general meetings, our shareholders are authorized to make resolutions on matters relating to our activities and to make decisions deemed to be in our best interests.

Our shareholders are exclusively responsible for approving the financial statements at the annual general meeting, and to decide on the destination of net earnings and the distribution of dividends for the year immediately preceding the meeting. The members of the Board of Directors and Fiscal Council are, as a general rule, elected at annual general meetings unless for an exceptional reason they have to be elected at an extraordinary general meeting.

An extraordinary general meeting may be held at any time, including together with an annual general meeting. Our shareholders in a general meeting are exclusively responsible for approving, among other matters: (i) amendments to our By-Laws; (ii) election and dismissal of members of our board of directors; (iii) creation of any reserves of profits, other than the legal reserve; (iv) suspension of the rights of a shareholder that has failed to comply with obligations under the law or our By-Laws; (v) approval of our incorporation, merger or spin-off; and (vi) approval of our dissolution or liquidation, approval of reports prepared by the liquidators and the election of a liquidator and members of the fiscal council to operate during a liquidation.

Quorum of General Meetings

As a general rule, the Brazilian Corporate Law sets forth that a general meeting can be held if shareholders holding at least 25% of the voting capital stock are present, at the first call, and at the second call if any number of holders of voting shares are present. If the shareholders have been convened to resolve on amendments to the By-Laws, the quorum at the first call must be at least 2/3 of the voting shares and, at the second call, any number of holders of voting shares.

The CVM may authorize the aforementioned quorum, set forth in the Brazilian Corporate Law, to be reduced in the case of a publicly held company with widely held shares, and where the last three general meetings have been attended by shareholders representing less than half the voting shares.

In general, the approval of any matter must occur through votes of shareholders attending a general meeting in person, or through a proxy, corresponding to at least the majority of the common shares represented at the meeting, and abstentions are not taken into account for this calculation. Nevertheless, the affirmative vote of shareholders representing at least one half of the voting shares is needed for the approval of the following matters, among others: (i) reduction of the mandatory dividend to be distributed to our shareholders; (ii) changes in our business purpose; (iii) our merger, spin-off or incorporation; (iv) our participation in a corporate group (as defined by the Brazilian Corporate Law); (v) the termination of a state of liquidation; and (vi) our dissolution.

Call Notice of our Shareholders’ General Meetings

The Brazilian Corporate Law requires all general meetings to be called by a minimum of three entries in the Official Gazette of the State of São Paulo and in other mass circulation newspapers in São Paulo, where the B3 is located. Our call notices for meetings are currently published in the Official Gazette of the State of São Paulo, the official journal of São Paulo state, and in the Valor Econômico newspaper. The first call must be published not more than 30 days before the date of the meeting, and the second call not more than eight days in advance. However, in certain circumstances, at the request of any shareholder, the CVM may (i) after consulting us, require the shareholders’ meeting to be postponed and held 30 days after the first call; and/or (ii) suspend for up to 15 days the advance notice required for an extraordinary general meeting, to give the shareholder time to understand and analyze the proposals to be voted on at the meeting. The call notices must give full details of the agenda for the meeting (the term “general matters” being prohibited) and the adequate supporting documents must be available to the public on the CVM’s website from the date of publication of the first call.

Place of Our Shareholders’ General Meetings

Our shareholders’ meetings are held at our headquarters at Avenida Presidente Juscelino Kubitschek, 2041, suite 1121, Block A, Condominium WTORRE JK, Vila Nova Conceição, city of São Paulo, state of São Paulo, Brazil. The Brazilian Corporate Law allows our shareholders to hold meetings outside our headquarters in an event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice contains a clear indication of the place where the meeting will be held.

Responsibility for Calling General Meetings

It is usually the responsibility of our Board of Directors to call a general meeting, provided that such meetings may also be called by the following persons or bodies: (i) any shareholder, when our directors fail to call a meeting within 60 days of the date required by law or by our By-Laws; (ii) shareholders representing a minimum of 5% of our capital stock, if our managers fail to call a meeting, within eight days, in response to a justified request submitting matters to be discussed; (iii) shareholders representing a minimum of 5% of our capital stock, if our Board of Directors fail to call a meeting intended to install a Fiscal Council, within eight days of the request being made; and (iv) the Fiscal Council (if already installed), if our Board of Directors fails to call the annual general meeting; and the Fiscal Council can also call an extraordinary general meeting whenever there are serious or urgent reasons.

Conditions for Admission to General Shareholders’ Meetings

Shareholders attending general meetings must prove that they are the holders of shares with voting rights, as set forth in the Brazilian Corporate Law. Our shareholders may be represented by a proxy (including a public proxy in accordance with CVM Instruction 481, of December 17, 2009, as amended), appointed not more than one year before the date of the meeting, and this representative must be a shareholder, a manager, a lawyer or, in the case of a publicly held company, as ours is, a financial institution. Investment funds may be represented by their respective administrators.

Remote Voting

The CVM establishes rules for remote participation and voting in general meetings of publicly held companies.

Accordingly, we shall have the necessary structure to allow our shareholders to participate and vote remotely at general meetings. For this purpose, our shareholders must follow the voting procedures disclosed by us in the call notice for the relevant general meeting to transfer the voting pronouncements including by contacting either us or the custodians (whom will be responsible for transferring the voting pronouncements to us), pursuant to the terms of the applicable regulation.

Policy on Trading in Our Own Securities

The objective of our Policy on Trading in Our Own Securities, prepared in accordance with CVM Resolution 44 of August 23, 2021, or “CVM Resolution 41,” is: (i) to control and punish those persons with access to privileged information and who use this information to trade in securities issued by us; and (ii) to establish rules for trading in our securities.

The purpose of this policy is to avoid insider trading (the furnishing of privileged information from which third parties may benefit) and to ensure transparency in the trading of our securities. Our trading policy establishes blackout periods for trading our shares by ourselves, our controlling shareholders (direct or indirect), members of the Board of Directors (once its creation is approved by the Brazilian Central Bank), Executive Officers and members of our Fiscal Council (when one has been installed) and other technical or consultative bodies or other persons who, by virtue of their job, position or commercial, professional or trust relationship with us, have access to any privileged information. This is intended to avoid improper use of information not disclosed by us.

Among other matters, persons subject to our policy shall refrain from buying or selling, by themselves through direct dependents or by using directly or indirectly controlled companies, any securities issued by us, or backed by them, as well as their respective derivatives, including:

(1)	From the time when such persons become aware of material information that may affect the value of our securities, until such information is disclosed to the public. Those subject to the policy may trade in Company securities received or acquired under our variable compensation plans only during a period of 30 days from the date when such securities are vested, and after the end of the corresponding lock-up period, for the purpose of disposing of them, subject to the undertakings described in the following items;
(2)	During the period between our decision to increase capital stock, issue securities, distribute dividends, pay bonuses, or execute a stock split or a reverse stock split, and the publication of the corresponding notices or announcements;
(3)	When it is intended to carry out a takeover, a total or partial spin-off, transformation or corporate reorganization;
(4)	During the 30-day period prior to the publication of annual or six-monthly financial statements, or quarterly financial information. However, exceptionally in the case of issues of fixed-rate securities by us by means of a public offer overseas, in order to raise funds for us in the ordinary course of our business, including medium term notes issued by us, this period shall be reduced to 15 days before the publication of such statements.

Our policy also establishes that our controlling shareholders, officers, and members of our Board of Directors (once its creation is approved by the Brazilian Central Bank), members of our Fiscal Council (when there is an active one) and members of any other bodies with technical or consulting functions created by a provision in the By-Laws, shall not trade securities issued by us or their respective derivatives on the same day that we, our controlled or associated companies or any other company under their common control are selling shares held in treasury or purchasing shares to be held in treasury, or while holding open orders to deal in our shares. However, such prohibition shall not apply if the acquisition or sale of our shares by us has the specific purpose of managing the risk arising out of our activities as market maker of certain funds indexes.

Right to Withdrawal

The Brazilian Corporate Law gives our shareholders the right to withdraw from Getnet, upon reimbursement of the equity value of their shares, if the shareholder disagrees with or abstains from voting on certain resolutions approved in shareholders’ general meetings.

According to the Brazilian Corporate Law, the right of withdrawal may be exercised in the following circumstances, among others as provided by law: (i) a change in the preferences, privileges or repayment or redemption conditions granted to our preferred shares, or the creation of a new, more favored class of shares (in which case, only a shareholder who is adversely affected by such change or creation shall have the right of withdrawal); (ii) spin-off (subject to the conditions below); (iii) a reduction in our mandatory dividend; (iv) a change in our corporate purpose; (v) a merger or incorporation with another company in specific circumstances (as described below); (vi) our joining to a group of companies, as defined in the Brazilian Corporate Law; (vii) a corporate transformation; (viii) the takeover of all of our shares by another Brazilian company, so as to make us its wholly owned subsidiary; or (ix) the acquisition of control of another company at a price exceeding the legal limits.

The Brazilian Corporate Law also provides that a spin-off of a company shall entitle its shareholders to withdraw only if it results in: (i) a change in the corporate purpose, unless the assets spun off are transferred to a company whose principal activity coincides with the business purpose of the spun-off company; (ii) a reduction in the mandatory dividend; or (iii) becoming part of a group of companies, as defined in the Brazilian Corporate Law. Besides, in the event of a consolidation or merger of us into another company, or when we become part of a group of companies (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdraw from our company if the shares of such companies (a) are liquid, i.e., are listed on the three general indexes or on any other Stock Exchange index, as defined by the CVM, and (b) are widely held, such that our controlling shareholders or other companies under common control hold less than half the shares of the type or class to which the right of withdrawal corresponds. The right of withdrawal must be exercised within 30 days of publication of the minutes of the general meeting resolving on the matter that gave rise to such right. Furthermore, we have the right to reconsider any resolution that has given rise to a right of withdrawal, during the 10 days following the end of the period for exercising the right, if we consider that the payment of the price for buying out dissident shareholders would put our financial stability at risk.

Shareholders who exercise the right to withdrawal shall receive the equity value of their shares, based on the latest balance sheet approved at a general meeting. If, however, the resolution giving rise to the right of withdrawal was passed more than 60 days after the date of the latest approved balance sheet, a shareholder may call for a special balance sheet to be prepared as of a date not more than 60 days before the resolution, to assess the value of the shares. In this case, we must immediately pay 80% of the reimbursement value, calculated according to the latest balance sheet approved by our shareholders, and the balance within 120 days of the date of the resolution of the general meeting.

Redemption of Shares

According to the Brazilian Corporate Law, we may redeem our shares by means of a resolution passed at a general meeting by votes representing at least 50% of the shares affected by the redemption. Shares may be redeemed out of retained profits, revenues reserves or capital reserves. If not all of the shares are to be redeemed, a lottery ballot shall be held. If custody shares are selected in the ballot and the custody agreement does not provide for the situation, the financial institution must specify the proportion of shares to be redeemed.

Preemptive Rights

Our shareholders have preemptive rights to subscribe for shares in any capital increase, in proportion to their shareholding at the time of the increase. Our shareholders also have preemptive rights in any offer of our shares or subscription warrants. A period of not less than 30 days from the publication of the notice to shareholders of the capital increase is allowed for the exercise of preemptive rights, and these rights are transferable.

However, according to the Brazilian Corporate Law and our By-Laws, our shareholders do not have preemptive rights in cases of granting or exercise of any share call option. In addition, our Board of Directors may exclude the preemptive right of our shareholders or reduce the exercise period, in the issuance of shares and subscription warrants whose placement is made through sale on stock exchange or public subscription, or share exchange, in a public offering of control acquisition.

Purchase of Our Own Shares

Our By-Laws authorize our Board of Directors to approve the purchase of our own shares. In any of the following circumstances, the decision will only become effective upon prior approval at a shareholders meeting: (i) acquisition on an organized securities market involving more than 5% of our outstanding shares of a certain type or class in less than 18 months; (ii) acquisition on an organized securities market for prices 10% above the market price; (iii) acquisition aiming at changing or preserving our share control composition or our management structure; or (iv) where the counterparty in an acquisition out of the organized securities markets is related to us (according to the applicable accounting rules). The decision to purchase our shares will be disclosed to the markets and the respective trade be settled within 18 months from the approval.

The decision to acquire our shares is also subject to certain restrictions. It may not, among others: (i) aim for the acquisition of shares belonging to our controlling shareholders; (ii) be carried in the organized markets for prices above the market prices; (iii) take place simultaneously with a public offering for the purchase of our shares; or (iv) require the use of funds exceeding the available funds (considered all capital or profits reserves plus the realized results of the ongoing fiscal year, excluded, in both cases, the legal reserve, the reserve for realizable profits, the special reserve for non-distributed compulsory dividends and the tax incentives).

We may not hold in treasury more than 10% of our outstanding shares of a certain type or class, including shares held by our subsidiaries and affiliated companies and the shares corresponding to the economical exposure arising from derivatives or deferred settlement transactions entered into by us, our subsidiaries and affiliated companies. This limit does not apply to reimbursed shares, forfeited shares, or acquisitions in the scope of a public offering for acquisition of shares, which will be subject to specific laws and regulations.

We may purchase our shares on the stock exchange, but not for a price above the market value. Acquisitions by means of private transactions must observe the applicable limitations and the approval by the shareholders meeting may be required. We may also buy our own shares in the event that we should cease to be a publicly held company. We may also purchase or issue put or call options on our shares.

Cancellation of Registration as a Publicly Held Company

We may cancel our registration as a publicly held company and, for this purpose, our controlling shareholders must necessarily make a public offer to acquire all our shares in the market, according to the Brazilian Corporate Law and the regulations issued by the CVM. The minimum offer price must be at least equal to the economic value of our shares, as valued by a specialized company using any generally accepted and recognized valuation method, or any other criteria defined by the CVM.

The valuation report must be prepared by a specialized and experienced appraiser, who is independent of Getnet, our management team and our controlling shareholders and who shall be chosen by the board of directors. The controlling shareholder shall bear the costs of preparing the valuation report.

Disposal of Control

Our By-Laws state that disposal of control of our company, either in a single transaction or in a series of transactions, must be subject to the condition, whether a suspensive or resolutory condition, that the acquirer is obligated to make a public offer to acquire all the shares held by our other shareholders, both common and preferred. This is further pursuant to the conditions and deadlines required by the current legislation, ensuring that they receive equal treatment with respect to the controlling shareholder in the disposal.

This offer will still be required (i) in cases where there is assignment for consideration of rights to subscribe for shares that may result in the disposal of the company’s control; and (ii) in case of disposal of control of a company that holds the controlling power over us.

Requirement for Disclosure of Information

As a publicly held company, we must comply with the requirements for disclosure of information set forth by the Brazilian Corporate Law and the CVM.

Periodic and Occasional Disclosure of Information

The regulations applicable to publicly held companies issued by the CVM, including CVM Resolution 44, provide that we must disclose both periodic and occasional information. Among such items of information are, for example, our financial statements accompanied by the management reports and the reports of our independent auditors, our standard financial information form (formulário de informações financeiras padronizadas), or “DFP,” our quarterly report (formulário de informações trimestrais), or “ITR” and our reference form (formulário de referência).

According to CVM Instruction 480, of December 7, 2009, as amended, the reference form (formulário de referência) must be filed with the CVM annually, within five months of the closing date of the reporting period, in the form established by the regulation. The reference form (formulário de referência) shall be updated, prior to a public offer, as well as upon the occurrence of certain events determined by the regulation that alter the information described therein, within seven business days of the respective change. This document contains complete information regarding us and, in general, includes the matters addressed in this annual report.

CVM Instruction 457, of July 13, 2007, as amended, or “CVM Instruction 457,” provides that we are also subject to the disclosure of our consolidated financial statements based on IFRS within four months of the end of each reporting period. The financial statements mentioned by CVM Instruction 457 must be disclosed in their entirety, together with (i) the management report, (ii) explanatory note expressly stating without reservation that the consolidated financial statements are in accordance with IFRS as issued by the IASB and Brazilian GAAP, and (iii) the opinion of the independent auditors. Within 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (i) disclose our full quarterly information translated to English; or (ii) disclose our financial statements or consolidated financial statements in accordance with IFRS as issued by the IASB, accompanied by the independent auditors’ review report.

Disclosure of Information About Trading by Our Managers and Related Persons

Our Officers, members of our Board of Directors, Fiscal Council, if in operation, and any technical or consulting body created by our By-Laws must disclose to us the securities issued by us, our controlling or controlled companies, when publicly held, and the derivatives and other securities referenced by such securities that are held by them, as well as the trades with such securities. This obligation includes the securities held by the spouses, companions and any dependents of the aforementioned persons, as well as the companies directly or indirectly controlled by them.

We are obliged to send such information to CVM and B3 within ten days following the end of the month in which there is a change in the holding position or the month in which the relevant person is invested in the position (including name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition). Upon the issuance of CVM Instruction 568 on September 17, 2015, it also became mandatory to provide the CVM and B3 within the same time period the information related to the securities traded by us, our entities and affiliated companies.

Disclosure of Information About Our Shareholders with Relevant Interest

CVM Resolution 44 sets forth that (i) any direct or indirect controlling shareholders, (ii) any shareholders entitled to elect members of the board of directors and fiscal council, as well as (iii) any person or group of persons acting jointly with the aforementioned persons or representing the same interest, that carries out relevant transactions (that is, transactions whereby the direct or indirect holding of the aforementioned persons surpasses, upwards or downwards the thresholds of 5%, 10%, 15%, and so on successively, of our shares of a certain class and type) must disclose to us information on their trades, which will be sent to the CVM.

The ruling establishes that the following information must be provided: (i) the name and qualification of the person acquiring the shares, including the registration number in the Natural Persons Registry (Cadastro de Pessoas Físicas), or “CPF,” or the National Register of Legal Entities (Cadastro Nacional da Pessoa Jurídica), or “CNPJ”‘; (ii) the reason for the participation and aimed quantity of shares, containing, if it were the case, a declaration by the acquiring party that it does not intend to alter the composition of its control or the structure of the company’s administration; (iii) the number of shares and other securities or other financial instruments referenced in such shares, of physical or financial settlement, specifying the number, class and type of such shares; (iv) indication of any agreements ruling the exercise of voting rights or the purchase and sale of our securities; and (v) if the shareholder is resident or domiciled abroad, the name and the registration number in the CPF or the CNPJ of its agent or legal representative in Brazil for the purposes of article 119 of the Brazilian Corporate Law.

Such obligations also apply to (i) the acquisition of any right over our shares and other securities subject to disclosure; and (ii) execution of any derivative financial instruments referenced in our shares, even without physical settlement provisions.

Our Investor Relations Officer is responsible for sending this information to CVM and to B3 as soon as received.

Disclosure of Material Facts

The Brazilian Securities Market Law and CVM Resolution 44 set forth that we must disclose any decision made by a controlling shareholder, by the general shareholders’ meeting or by any of our management bodies, or by any other act or event in connection with our business that could influence: (i) the trading price of our securities or securities referenced to our securities; (ii) the decision by investors to buy, sell or keep those securities; and (iii) the decision by investors to exercise any rights they have as holders of those securities.

Examples of material facts are: the signing of shareholders’ agreements, the transfer of control of the company, a consolidation, merger or spin-off involving the company or associated companies, the change in rights and advantages of the securities issued by the company, the split or reverse split of shares, among others.

Our Investor Relations Officer is responsible for the disclosure of any material facts to the market.

The applicable regulation authorizes us, on an exceptional basis, to request confidential treatment of certain material developments from the CVM when our management believes that disclosure of the respective fact to the public could result in adverse consequences to us.

10C. Material Contracts

For information regarding the Partnership Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Principal Related Party Transactions—Partnership Agreement with Santander Brasil.”

10D. Exchange Controls

Foreign Investment in Brazil (Direct Investments)

Foreign direct investment in Brazil is regulated by Law 4,131, enacted on September 3, 1962, as amended, including by the new Law No. 14,286 of December, 2021. A foreign direct investor under Law 4,131/62 must:

  register as a foreign direct investor with the Brazilian Central Bank;
  obtain a taxpayer identification number from the Brazilian tax authorities;
  appoint a tax representative in Brazil; and
  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

Foreign capital must be registered with the Brazilian Central Bank through the Electronic Registration System – Foreign Direct Investment, or the “Registro Declaratório Eletrônico – Investimento Externo Direto,” within 30 days of the flow of funds into Brazil in accordance with Law 4,131. The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments. Investments will always be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly held in Brazil.

On December 28, 2006, Law 11,371 allowed the registration of the foreign capital invested in Brazilian companies but not yet duly registered and not subject to other types of registration. For the purposes of such registration the amount of foreign capital in reais to be registered must be evidenced in the accounting records of the relevant Brazilian company and must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

Other than such registration, foreign investment is not subject to government approvals or authorizations and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in regard to financial institutions, insurance companies and other entities subject to specific regulations). Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors.

Foreign investments in currency must be officially channeled through financial institutions duly authorized to deal in foreign exchange. Foreign currency must be converted into Brazilian currency and vice versa through the execution of an exchange contract. Foreign investments may also be made through the contribution of assets and equipment intended for the local production of goods and services.

Capital Markets Investment (Portfolio Investments)

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in the applicable regulation enacted by CMN and the CVM.

Since March 30, 2015, portfolio investments are regulated by CMN Resolution 4,373, which revoked the former rule (CMN Resolution 2,689, of January 26, 2000) which had been in force for about 15 years.

The main purpose of CMN Resolution 4,373 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. It introduced, among other things, the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with bills of payment denominated in reais but issued abroad.

With certain limited exceptions, under CMN Resolution 4,373 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock or futures exchange or an organized over-the-counter market, but may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under Getnet’s shares are made through the commercial rate exchange market.

Under CMN Resolution 4,373, an investor residing outside Brazil must:

  appoint at least one financial institution or an institution authorized to operate by the Brazilian Central Bank as representative in Brazil that will be responsible for complying with the registration and reporting requirements and reporting procedures of the Brazilian Central Bank and the CVM;
  register as a foreign investor with the CVM;
  appoint one or more custodians authorized by the CVM;
  register the foreign investment with the Brazilian Central Bank;
  appoint a tax representative in Brazil; and
  obtain a taxpayer identification number from the Brazilian federal tax authorities.

Securities and other financial assets held by foreign investors pursuant to said regulation must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

CVM Resolution No. 13, of November 18, 2020, as amended, imposes an obligation on the representatives of investors residing outside Brazil to inform the CVM of the movements and applications of funds of such investors participating in collective accounts and holders of own accounts represented by them.

10E. Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the ownership and disposition of Units or Getnet ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership or disposition of Units or Getnet ADSs. The summary is based on the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder, as of the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of Units or Getnet ADSs. Prospective holders of Units or Getnet ADSs should consult their tax advisors as to the tax consequences of the acquisition, ownership and disposition of Units or Getnet ADSs in their particular circumstances.

Material Brazilian Tax Consequences for Non-Resident Holders of Getnet ADSs or Units

The following discussion is a summary of the Brazilian tax considerations relating to the acquisition, exchange, ownership and disposition of Units or Getnet ADSs by a Non-Resident Holder. The discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differences of interpretation. Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our Units or Getnet ADSs. Holders of Units or Getnet ADSs and prospective purchasers thereof should consult their tax advisors with respect to the tax consequences of owning and disposing of our Units or Getnet ADSs in light of their particular investment circumstances.

Income Tax

Dividends

Dividends paid by a Brazilian company, such as ourselves, including stock dividends to a Non-Resident Holder are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated since January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Interest on Shareholders’ Equity

Law 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, subject to the limits described below. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Long-Term Rate (Taxa de Longo Prazo), or the “TLP”, as determined by the Brazilian Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

  50% of the net income (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and
  50% of our accumulated profits.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% for individuals or entities residing in a “Tax Haven.” According to Brazilian legislation, a “Tax Haven” jurisdiction is one in which there is no income taxation or where the local income tax rate is generally applied at rates under 20%. Ordinance 488 dated December 12, 2014, provided for the possibility of that 20% threshold being reduced to 17% if the corresponding jurisdictions are aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities, or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. These payments may be included, at their net value, as part of any mandatory dividend, as discussed above under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, if the investment is registered with the Brazilian Central Bank.

Capital Gains

(i)	Taxation of Capital Gain Earned in the Country in a Transaction Not Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

According to Law 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our Units, by a Non-Resident Holder, could be subject to withholding tax in Brazil. This rule is applicable regardless of whether the disposition occurs in Brazil or abroad and regardless of whether the disposition is made to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposition of Units are the positive difference between the amount realized on the disposition of the Units and the acquisition cost of such Units.

Historically, the income tax on these gains had to be withheld at source and the tax rate would vary depending on the domicile of the Non-Resident Holder:

  If the Non-Resident Holder is not located in a Tax Haven, a progressive tax rate will be applied as provided for in Law No. 13,259/16, as follows: (i) at a rate of 15% for the portion of the gain up to R$5 million, (ii) at a rate of 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) at a rate of 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million; and
  If the Non-Resident Holder is located in a Tax Haven, the tax rate will be 25%.

The tax must be withheld and paid by the buyer or, in cases where the buyer and seller are domiciled abroad, a legal representative of buyer shall be designated for the payment of the tax.

Nonetheless, there are arguments to sustain that gains from the trading of securities out of the Brazilian stock exchange by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of CMN Resolution 4,373, or “Registered Holder,” and (ii) is not a Tax Haven resident are not subject to the progressive income tax rates. In this case, the income tax should apply at a fixed 15% rate.

(ii)	Taxation of the Capital Gains Earned in the Country in a Transaction Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

There could also be the levy of income tax on net gains earned by a Non-Resident Holder on the disposition of Units sold on the Brazilian stock exchange, commodities or futures exchange (or similar exchange). The tax rate will vary according to the type of investment registration made by the Non-Resident Holder at the Brazilian Central Bank, as well as the location of the beneficiary:

  Capital gains earned by a Non-Resident Holder who (i) is a “Registered Holder,” and (ii) is not a Tax Haven resident are exempt from income tax; and
  Capital gains earned by a Non-Resident Holder who is not a Registered Holder or is a Tax Haven resident (Registered Holder or not) are currently subject to income tax at a rate of 15%. In this case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15% income tax due on the capital gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on a disposition of Units that is not carried out in an exchange environment or that is conducted in the non-organized “OTC market” are subject to the same rules set forth in item “(i) Taxation of Capital Gain Earned in the Country in a Transaction Not Carried Out on the Brazilian Stock Exchange (Or Similar Exchange).” Gains realized by a Non-Resident Holder on the disposition of preemptive rights held in stock will be subject to Brazilian income tax, according to the same rules applicable to the sale of Units or Getnet ADSs.

(iii)              Capital Reduction

In case of a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the shares is treated as capital gain derived from a transaction held out of a Brazilian exchange described above in (i) and is therefore currently subject to withholding tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million for a Non-Resident Holder not located in a Tax Haven or up to 25% for a Non-Resident Holder located in a Tax Haven.

Although subject to interpretation, in the case of Non-Resident Holders carrying out investments pursuant to CMN Resolution 4,373, it is possible to sustain that the income tax should not apply at progressive rates under Law 13,259/16. Moreover, Non-Resident Holders located in a Tax Haven jurisdiction are subject to a specific tax regulation and remain taxed at a rate of 25%.

Sale of Getnet ADSs

Pursuant to Section 26 of Law 10,833/2003, the sale of an asset located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder, is subject to Brazilian income tax. Our understanding is that Getnet ADSs do not qualify as assets located in Brazil and thus should not be subject to the Brazilian income tax. Notwithstanding the foregoing, since the tax rule referred to in Section 26 of Law 10,833 provides broad language and has not been analyzed by the administrative or judicial courts, we are unable to assure you of the final outcome of such discussion.

Gains on the Exchange of Getnet ADSs for Units

Non-Resident Holders may exchange Getnet ADSs for the underlying Units, sell the Units on the Brazilian stock exchange and the sale proceeds may be remitted abroad. As a general rule, the exchange of Getnet ADSs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying Units in exchange for Getnet ADSs, Non-Resident Holders may also elect to register the U.S. dollar value of such Units with the Brazilian Central Bank as a foreign portfolio investment under CMN Resolution 4373, which will entitle them to the tax treatment applicable to Registered Holders described above.

Alternatively, the Non-Resident Holder is also entitled to register the U.S. dollar value of such Units as a foreign direct investment with the Brazilian Central Bank under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out by a Non-Resident Holder that is not a Registered Holder.

Gains on the Exchange of Units for Getnet ADSs

The deposit of Units in exchange for Getnet ADSs by a Non-Resident Holder may be subject to Brazilian income tax on capital gains if the acquisition cost of the Units is lower than the market price for such Units.

The difference between the acquisition cost and the average price of the Units is considered a capital gain currently subject to income tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million), or 25.0% for Tax Haven residents. If a Non-Resident Holder that is a foreign direct investor under Law 4,131/62 wishes to deposit its Units into the ADR program in exchange for Getnet ADSs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the progressive rates previously noted or, in the case of a Tax Haven resident, 25%.

In certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to Registered Holders that are not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below).

However, there are arguments to support the position that there should be no withholding tax on this transaction, because: (i) the deposit of Units would not have represented the disposal of the investment; and (ii) the transaction is registered on the stock exchange. Given the uncertainty of these two positions, we recommend that you consult your tax advisors.

Low or Nil Tax Jurisdictions

According to Brazilian Law No. 9,430, dated December 27, 1996, as amended, a “Low or Nil Tax Jurisdiction” is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a rate lower than 20%, or (3) imposes restrictions on the disclosure of shareholding composition or investment ownership, or the identity of the beneficial owners of earnings that are attributed to non-residents. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance No. 488, of 2014) decreased from 20% to 17% this minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency, in accordance with rules to be established by the Brazilian tax authorities in Normative Ruling No. 1,530, dated December 29, 2014.

In addition, on June 23, 2008, Law No. 11,727 introduced the concept of a “privileged tax regime”, in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is defined as a tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20% or 17%, provided that the requirements set forth in Normative Ruling No. 1,530, dated December 19, 2014 are met; (2) grants tax benefits to non-resident entities or individuals (a) without the requirement that they carry out substantial economic activity in the country or dependency or (b) contingent on the non-exercise of substantial economic activity in the country or dependency; (3) does not tax or that taxes income generated abroad at a maximum rate of lower than 20%, or 17%, provided that the requirements set forth in Normative Ruling No. 1,530, dated December 19, 2014 are met; or (4) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out within its territory.

In addition, Brazilian tax authorities enacted Normative Ruling No. 1,037, dated July 04, 2010 listing (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdiction and (2) the privileged tax regimes.

We consider the best interpretation of Brazilian Law No. 11,727/2008 to be that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing, thin capitalization rules and specific deductibility rules. However, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Tax Jurisdiction, though the Brazilian tax authorities appear to agree with our position, in view of the provisions introduced by Normative Ruling No. 1,037, dated as of June 4, 2010, as amended, which presents two different lists (Low or Nil Tax Jurisdictions—taking into account the non-transparency rules—and privileged tax regimes). Currently, the understanding of the Brazilian tax authorities is in the sense that the rate of 15% of withholding income tax applies to payments made to beneficiaries resident in Privileged Tax Regimes (Tax Ruling COSIT No. 575, of December 20, 2017 and No. 217 of May 9, 2017).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Brazilian Law No. 11,727/2008, Normative Ruling No. 1,037/2010 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or “privileged tax regimes.”

Tax on Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306, dated December 14, 2007, as amended, or “Decree No. 6,306/07,” the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. For most exchange transactions, the rate of IOF/Exchange is 0.38%. However, foreign currency exchange transactions related to the inflow and outflow of funds into and out of Brazil in connection with investments carried out by a foreign investor (including a Non-Resident Holder, as applicable) for investment in the Brazilian financial and capital markets, including payments of dividends and interest on equity and the repatriation of funds invested in the Brazilian market are subject to IOF/Exchange tax at a zero percent rate. The Brazilian Government is permitted to increase the rate of the IOF/Exchange tax at any time up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after this increase in rate and not retroactively.

Furthermore, the IOF/Exchange Tax is currently levied at a 0% rate on the withdrawal of Getnet ADSs into shares. Nonetheless, the Brazilian government may increase the rate at any time up to 25%. However, any increase in rates may only apply to future foreign exchange transactions.

Tax on Transactions Involving Bonds and Securities and Derivatives

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax.”

Currently, the IOF Bonds Tax is due at a daily rate of 1.0%, limited to 96.0% of the income generated by fixed income bonds, on the redemption amount or the amount received from assignment or renegotiation. The rate is reduced to zero as from the thirtieth day.

The rate of IOF/Bonds Tax applicable to transactions of variable income securities, including those traded in stock, commodities or futures markets that involve shares, or Units composed of shares, is reduced to zero.

The IOF Derivatives Tax was established by Decree 7,563 of September 16, 2011, with the original levy of 1% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually results in an increased foreign exchange exposure on a short position. However, under Decree 8,027 of June 12, 2013 the tax rate was reduced to zero.

Other Brazilian Taxes

The inheritance and gift tax, or “ITCMD,” is applicable to the transfer of any goods or rights by gift or bequest. The transfer of shares, or Units comprised of shares, that are abroad to individuals who are residents in Brazil is subject to taxation. If the shares are in Brazil and are transferred to a non-resident, the ITCMD will apply if the donor is domiciled in Brazil and the recipient is domiciled abroad, but it should not apply if the donor is domiciled abroad and the recipient is domiciled in Brazil. The ITCMD is a state tax with a maximum rate of 8%.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of Getnet ADSs or Units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary applies only to U.S. Holders (as defined below) that hold Getnet ADSs or Units as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

  certain financial institutions;
  insurance companies;
  dealers and traders in securities that use a mark-to-market method of tax accounting;
  persons holding Getnet ADSs or Units as part of a hedge, “straddle,” conversion transaction or integrated transaction;
  holders whose “functional currency” is not the U.S. dollar;
  holders liable for the alternative minimum tax or the Medicare contribution tax;
  tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;
  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
  holders that own or are deemed to own 10% or more of our shares by vote or value;
  persons holding Getnet ADSs or Units in connection with a trade or business conducted outside the United States; and
  persons who acquired Getnet ADSs or Units pursuant to the exercise of an employee stock option or otherwise as compensation.
150

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Getnet ADSs or Units, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding Getnet ADSs or Units and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of Getnet ADSs or Units.

The summary is based upon the Internal Revenue Code of 1986, as amended, or the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement or any other related document will be performed in accordance with its terms. U.S. Holders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the acquisition, ownership and disposition of Getnet ADSs or Units in their particular circumstances.

As used herein, a “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of Getnet ADSs or Units that is:

  a citizen or resident of the United States;
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, for U.S. federal income tax purposes, U.S. Holders of Getnet ADSs will be treated as the owners of the underlying Units represented by those Getnet ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges Getnet ADSs for the underlying Units represented by those Getnet ADSs.

Taxation of Distributions

Distributions paid on Getnet ADSs or Units (including distributions to shareholders that are treated as interest on net equity for Brazilian tax purposes and amounts withheld in respect of Brazilian tax), other than certain pro rata distributions of our common shares, will be treated as foreign-source dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. These dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of Getnet ADSs, the depositary’s) receipt of the dividend, and will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. Holders of Getnet ADSs, will be the date on which the distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any reais received into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Any gains or losses resulting from the conversion of reais into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will generally be U.S. source.

Subject to applicable limitations (including the requirement that Getnet ADSs be readily tradable on an established securities market in the United States) and the discussion of the PFIC rules below, under current law, dividends paid with respect to Getnet ADSs to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of these favorable rates in their particular circumstances.

Sale or Other Disposition of Getnet ADSs or Units

Subject to the discussion of the PFIC rules below, gain or loss realized by a U.S. Holder on the sale or exchange of Getnet ADSs or Units will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the Getnet ADSs or Units and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss to the extent that the U.S. Holder’s holding period with respect to the Getnet ADSs or Units exceeds one year. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. If a Brazilian tax is withheld on the sale or other disposition of Getnet ADSs or Units, a U.S. Holder’s amount realized will include the gross amount of proceeds of the sale or disposition before the deduction of the Brazilian tax. See “—Material Brazilian Tax Consequences for Non-Resident Holders of Getnet ADSs or Units” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on Getnet ADSs or Units, if such taxes were paid or accrued in a taxable year beginning before December 28, 2021. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. Recently issued Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the "Final Treasury Regulations"), impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on Getnet ADSs or Units and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on Getnet ADSs or Units to which the Final Treasury Regulations apply.

Because a U.S. Holder’s gains from the sale or exchange of Getnet ADSs or Units will generally be treated as U.S. source income, the limitation described above may preclude a U.S. Holder from claiming a credit for all or a portion of the foreign taxes imposed on any such gains. In addition, in taxable years to which they apply, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by the U.S. Holder on the disposition.

Subject to generally applicable limitations under U.S. law, a U.S. Holder may, at its election, deduct otherwise creditable taxes in computing taxable income in lieu of claiming a credit. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all such foreign taxes paid or accrued in the taxable year.

The Brazilian IOF/Exchange Tax imposed on the purchase of Units and the IOF/Bonds Tax on the deposit of Units in exchange for Getnet ADSs (as discussed above under “—Material Brazilian Tax Consequences for Non-Resident Holders of Getnet ADSs or Units”) will not be treated as creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to whether those taxes would be deductible for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors regarding the creditability or deductibility of any Brazilian tax in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, certain non-active rents and royalties, and capital gains on property that produces or is held for the production of the foregoing types of income. The value of a non-U.S. corporation’s goodwill that is associated with activities that produce, or are intended to produce, active income is generally an active asset for purposes of the asset test. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to varying interpretations and may change in the future. Based on the nature of our operations, the composition of our income and assets, and then applicable law, we do not believe that we were a PFIC for our 2021 taxable year. However, the IRS and the U.S. Treasury department recently released proposed the Proposed Regulations which, if finalized in their current form, would significantly modify the PFIC rules applicable to certain banking group affiliates that provide financial services. Under currently applicable guidance, including an IRS Notice regarding the treatment of non-U.S. banks and their affiliates for PFIC purposes, or the “Notice,” certain categories of “active financing income” earned by a qualified affiliate of a non-U.S. banking group, and assets held by such a qualified affiliate for the production of such income, are treated as active for purposes of determining the qualified affiliate’s PFIC status. Under the Proposed Regulations, such income (and assets) generally would be treated as passive for those purposes. Pending the issuance of final Treasury regulations, the preamble to the Proposed Regulations generally permits taxpayers to rely on the Notice. Although we consider ourselves to be engaged in an active business, the treatment of income from certain of our activities, including payment processing services and prepayment and advanced settlement services, is uncertain under the Notice and the Proposed Regulations. If the fees we earn from those services were considered to be interest, interest equivalents or gains on assets held for the production of interest (and, thus, generally passive for PFIC purposes), although the matter is not entirely clear, we believe that it is reasonable to treat us as a qualified affiliate of Santander Group, with the result that such income would be treated under the Notice as active income for PFIC classification purposes. However, there can be no assurances in that regard, and under the Proposed Regulations (if finalized in their current form), it is possible that those fees would be treated as passive income.

Whether we will be a PFIC in 2022 or any future year is uncertain because, among other things, PFIC status is determined on an annual basis, the manner in which we operate our business and the composition of our income and assets may vary significantly over time, and the rules for determining the character of our income and assets for PFIC purposes are unsettled (as described above). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds Getnet ADSs or Units, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Getnet ADSs or Units, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries, and consolidated affiliated entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held Getnet ADSs or Units, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Getnet ADSs or Units by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Getnet ADSs or Units exceeds 125% of the average of the annual distributions on the Getnet ADSs or Units received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if Getnet ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Getnet ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of Getnet ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq is a qualified exchange for this purpose.

If a U.S. Holder makes a mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of its Getnet ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Getnet ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Getnet ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Getnet ADSs in a year when the Company is a PFIC with respect to its U.S. shareholders will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s Units or indirect interest in any Lower-tier PFICs.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of Getnet ADSs or Units if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If a U.S. Holder owns Getnet ADSs or Units during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules, including the application of the Final Treasury Regulations to the determination of our PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this requirement on the ownership and disposition of Getnet ADSs or Units.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Not applicable.

10H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are also required to file consolidated financial statements and other periodic reports with the CVM. The CVM maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the CVM. The address of that website is http://www.cvm.gov.br. We will also file consolidated financial statements and other periodic information with B3. The address of the B3 website is http://www.b3.com.br.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholder are exempt from the reporting and short swing-profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the annual report, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or document.

10I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign exchange rate fluctuations. We may also be exposed to other risks of which we are not currently aware. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Risk

Interest rate risk is the risk that significant changes in interest rates could expose us to higher costs of financing, lower returns on financial investments and acquisition of receivables, or losses in the value of our assets. Given the structure of our assets and liabilities, we are exposed to variations in Brazilian and international interest rates that accrue on our debts and commitments. Furthermore, our results are vulnerable to significant variations arising from financial investments contracted at floating interest rates. The yields on financial investments and interest on our loans and those of the entities we control are principally affected by variations in the CDI.

See note 5.4 to our audited consolidated financial statements included elsewhere in this annual report for an analysis of the sensitivity of our profit or loss to changes in interest rates.

Foreign Exchange Rate Risk

Foreign exchange rate risk is the risk arising from volatility in the trading price of the currencies in which we and our subsidiaries make transactions. Our foreign currency transactions consist of (i) processing transactions by foreign credit and debit cards in Brazil (although payment to the commercial establishment in Brazil is made in reais the card issuer settles the amount due to us in foreign currency), and (ii) certain loans and financings. Our foreign exchange risk derives primarily from our exposure to the U.S. dollar.

See note 5.4 to our audited consolidated financial statements included elsewhere in this annual report for an analysis of the sensitivity of our profit or loss to changes in foreign exchange rates.

Item 12. Description of Securities Other Than Equity Securities
12A. Debt Securities

Not applicable.

12B. Warrants and Rights

Not applicable.

12C. Other Securities

Not applicable.

12D. American Depositary Shares

The Bank of New York Mellon, as Getnet ADS depositary, also referred to in this section as the depositary, has registered and delivered American Depositary Shares, also referred to as Getnet ADSs. Each Getnet ADS represents two Units (or a right to receive two Units) deposited with Banco Santander (Brasil) S.A., as custodian for the depositary in Brazil. Each Getnet ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the Getnet ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold Getnet ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as a Getnet ADR, which is a certificate evidencing a specific number of Getnet ADSs, registered in your name, or (ii) by having uncertificated Getnet ADSs registered in your name, or (B) indirectly by holding a security entitlement in Getnet ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold Getnet ADSs directly, you are a registered Getnet ADS holder, also referred to as a Getnet ADS holder. This description assumes you are a Getnet ADS holder. If you hold the Getnet ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Getnet ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated Getnet ADSs will receive statements from the depositary confirming their holdings.

As a Getnet ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the Units underlying your Getnet ADSs. As a registered holder of Getnet ADSs, you will have Getnet ADS holder rights. A deposit agreement among us, the depositary, Getnet ADS holders and all other persons indirectly or beneficially holding Getnet ADSs sets out Getnet ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the Getnet ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of Getnet ADR. The description in this section and elsewhere in this annual report is qualified in its entirety by reference to the complete text of the deposit agreement and the form of Getnet ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to Getnet ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your Getnet ADSs represent.

Cash

The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those Getnet ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Getnet ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Item 10E. Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Units

The depositary may distribute additional Getnet ADSs representing any Units we distribute as a dividend or free distribution. The depositary will only distribute whole Getnet ADSs. It will sell Units which would require it to deliver a fraction of a Getnet ADS (or Getnet ADSs representing those Units) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional Getnet ADSs, the outstanding Getnet ADSs will also represent the new Units. The depositary may sell a portion of the distributed Units (or Getnet ADSs representing those Units) sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Units

If we offer holders of our securities any rights to subscribe for additional Units or any other rights, the depositary may (i) exercise those rights on behalf of Getnet ADS holders, (ii) distribute those rights to Getnet ADS holders or (iii) sell those rights and distribute the net proceeds to Getnet ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Units, new Getnet ADSs representing the new Units, to subscribing Getnet ADS holders, but only if Getnet ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or Getnet ADSs or other securities issued on exercise of rights to all or certain Getnet ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions

The depositary will send to Getnet ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case Getnet ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than Getnet ADSs) to Getnet ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain Getnet ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Getnet ADS holder. We have no obligation to register Getnet ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of Getnet ADSs, shares, rights or anything else to Getnet ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are Getnet ADSs issued?

The depositary will deliver Getnet ADSs if you or your broker deposits Units or evidence of rights to receive Units with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of Getnet ADSs in the names you request and will deliver the Getnet ADSs to or upon the order of the person or persons that made the deposit.

How can Getnet ADS holders withdraw the deposited securities?

You may surrender your Getnet ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the Getnet ADSs to the Getnet ADS holder or a person the Getnet ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of Getnet ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do Getnet ADS holders interchange between certificated Getnet ADSs and uncertificated Getnet ADSs?

You may surrender your Getnet ADR to the depositary for the purpose of exchanging your ADR for uncertificated Getnet ADSs. The depositary will cancel that ADR and will send to the Getnet ADS holder a statement confirming that the Getnet ADS holder is the registered holder of uncertificated Getnet ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated Getnet ADSs requesting the exchange of uncertificated Getnet ADSs for certificated Getnet ADSs, the depositary will execute and deliver to the Getnet ADS holder a Getnet ADR evidencing those Getnet ADSs.

Voting Rights

How do you vote?

Getnet ADS holders may instruct the depositary how to vote the number of deposited Units their Getnet ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how Getnet ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Brazil and the provisions of our articles of association or similar documents, to vote or to have its agents vote the Units (or shares comprising the Units) as instructed by Getnet ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your Getnet ADSs and withdraw the Units. However, you may not know about the meeting enough in advance to withdraw the Units. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If we requested the depositary to solicit your instructions but the depositary does not receive voting instructions from you by the specified date and the depositary has received from us, by the business day following a specified date, a written confirmation that, as of such specified date, (i) we wish a proxy to be given under this sentence, (ii) we reasonably do not know of any substantial opposition to the position of our management on the matter and (iii) the matter is not materially adverse to the interests of shareholders, then it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your Getnet ADSs.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your Units. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your Units are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to the deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or Getnet ADS holders must pay:	For:
U.S.$5.00 (or less) per 100 Getnet ADSs (or portion of 100 Getnet ADSs)

Issuance of Getnet ADSs, including issuances resulting from a distribution of Units or rights or other property

Cancellation of Getnet ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.05 (or less) per Getnet ADS	Any cash distribution to Getnet ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Units and the Units had been deposited for issuance of Getnet ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to Getnet ADS holders
U.S.$0.05 (or less) per Getnet ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our Unit register to or from the name of the depositary or its agent when you deposit or withdraw Units
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any Getnet ADSs or shares underlying Getnet ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of Getnet ADSs directly from investors depositing shares or surrendering Getnet ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to Getnet ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the Getnet ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from Getnet ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Getnet ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to Getnet ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your Getnet ADSs or on the deposited securities represented by any of your Getnet ADSs. The depositary may refuse to register any transfer of your Getnet ADSs or allow you to withdraw the deposited securities represented by your Getnet ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your Getnet ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of Getnet ADSs to reflect the sale and pay to Getnet ADS holders any proceeds, or send to Getnet ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by a Getnet ADS holder surrendering Getnet ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of Getnet ADSs and distribute the net redemption money to the holders of called Getnet ADSs upon surrender of those Getnet ADSs.

If there is any change in the deposited securities such as a change in nominal or par value, a sub-division, combination or other reclassification, or any merger, split-up, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to Getnet ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the Getnet ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new Getnet ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying Getnet ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying Getnet ADSs have become apparently worthless, the depositary may call for surrender of those Getnet ADSs or cancel those Getnet ADSs upon notice to the Getnet ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Getnet ADS holders, it will not become effective for outstanding Getnet ADSs until 30 days after the depositary notifies Getnet ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Getnet ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

  90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;
  we delist the Getnet ADSs from an exchange on which they were listed and we do not list or apply to list the Getnet ADSs on any other exchange;
  the depositary has received notice of facts that indicate, or otherwise has reason to believe that, the Getnet ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;
  we enter or consent to insolvency proceedings, or if information becomes publicly available indicating that unsecured claims against us are not expected to be paid;
  all or substantially all the value of the deposited securities has been redeemed for cash or otherwise purchased for cash;
  there are no deposited securities underlying the Getnet ADSs or the underlying deposited securities have become apparently worthless; or
  there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify Getnet ADS holders at least 120 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the Getnet ADS holders that have not surrendered their Getnet ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, Getnet ADS holders can still surrender their Getnet ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of Getnet ADSs or distribute any dividends or other distributions on deposited securities to the Getnet ADSs holder (until they surrender their Getnet ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of Getnet ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of Getnet ADSs;
  are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;
  are not liable if we or it exercises discretion permitted under the deposit agreement;
  are not liable for the inability of any holder of Getnet ADSs to benefit from any distribution on deposited securities that is not made available to holders of Getnet ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
  have no obligation to become involved in a lawsuit or other proceeding related to the Getnet ADSs or the deposit agreement on your behalf or on behalf of any other person;
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;
  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
  the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by Getnet ADS holders as a result of owning or holding Getnet ADSs or be liable for the inability or failure of a Getnet ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of Getnet ADSs, make a distribution on Getnet ADSs, or permit withdrawal of shares, the depositary may require:

  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver Getnet ADSs or register transfers of Getnet ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your Getnet ADSs

Getnet ADS holders have the right to cancel their Getnet ADSs and withdraw the underlying shares at any time except:

  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;
  when you owe money to pay fees, taxes and similar charges; or
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Getnet ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the Getnet ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated Getnet ADSs and holding of security entitlements in Getnet ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated Getnet ADSs, to direct the depositary to register a transfer of those Getnet ADSs to DTC or its nominee and to deliver those Getnet ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the Getnet ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of a Getnet ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the Getnet ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of Getnet ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of Getnet ADSs, but only for the purpose of contacting those holders about a matter related to our business or the Getnet ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, Getnet ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the Getnet ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The deposit agreement, including the waiver of the right to jury trial, governs the rights of the initial holders of Getnet ADSs following the spinoff as well as the rights of subsequent holders that acquire Getnet ADSs in the secondary market. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Direct and Indirect Payments

The depositary has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of the depositary, we are required to repay to the depositary amounts reimbursed in prior periods. For the year ended December 31, 2021, such reimbursements amounted to U.S.$0.3 million.

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies

No matters to report.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

No matters to report.

Item 15. Controls and Procedures
15A.              Disclosure Controls and Procedures

As of December 31, 2021, with the supervision and participation of our management, including our chief executive officer and chief financial officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As described below, there are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2021, due to the material weakness mentioned in “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed,” to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

15B.              Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly-public companies.

15C.              Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly-public companies.

15D.              Changes in Internal Control over Financial Reporting

We have implemented certain additional internal control over financial reporting during the period covered by this annual report including training our existing staff and hiring experienced professionals to better prepare our financial statements in accordance with IFRS in order to ensure that our financial reporting meets the applicable requirements. In addition, we have engaged specialized consultants to assist us in the preparation of financial statements and in assessing complex accounting matters. These changes occurred during the year ended December 31, 2021, and we believe they have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]
16A. Audit Committee Financial Expert

The Board of Directors has determined that one of the members of our audit committee, Mr. Luiz Carlos Nannini is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC and Nasdaq. He is, as are all other current members of the audit committee, deemed independent under the applicable Brazilian law and the regulations of the SEC and Nasdaq.

For more details about the audit committee, refer to “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of Our Board of Directors—Audit Committee.”

16B. Getnet’s Code of Ethical Conduct

The Code of Ethical Conduct, the central element the Governance Compliance, is applicable to the members of the Boards of Directors, Executive Officers and to all employees and trainees (“Persons Subject to the Code of Ethical Conduct”) of Getnet and its subsidiaries. It defines the principles that should guide both the personal and professional behavior of the Persons Subject to the Code of Ethical Conduct. They must know the Code of Ethical Conduct and seek to promote it, by championing and striving for its enforcement, and also have the obligation to attend and participate in all assigned training activities in order to become appropriately acquainted with the Code of Ethical Conduct. The Persons Subject to the Code of Ethical Conduct should be guided by ethical principles and rules of conduct that are consistent with our values.

The Code of Ethical Conduct helps us to establish respectful and transparent relationships and aims for the accomplishment of Getnet’s obligations to its customers, employees, shareholders, partners, regulators and society as a whole. The Code of Ethical Conduct should also be a reference for compliance with legal duties and for the maintenance of commercial relationships founded on trust with partners and customers.

The full version of the Code of Ethical Conduct, which does not form part of this annual report on Form 20-F, is available on our website at ri.getnet.com.br/en/.

16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2021 and 2020. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2021 and 2020.

	For the Year Ended December 31,
	2021	2020
	(in thousands of R$)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)	3,286.8	903.8
Audit related fees	—	—
Tax	—	—
All other fees	—	—
Total	3,286.8	903.8

16D. Exemptions from the Listing Standards for Audit Committees

Under Nasdaq and SEC rules for listed companies, we must comply with Rule 10A-3 under the Securities Exchange Act (Listing Standards Relating to Audit Committees). Rule 10A-3 provides that we should establish an audit committee composed of members of the board of directors, meet the requirements specified in the listing standards, or appoint and establish a board of auditors or similar body to perform the role of the audit committee, in reliance on the general exemption of audit committees of foreign private issuers set forth in Rule 10A-3(c)(3) of the Exchange Act.

Under Brazilian law, an audit committee is a statutory board, separate from the board of directors and created by a shareholders’ resolution. The members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. All members of our audit committee meet such independence requirements. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors. As a result, as specified in Section 3(a)(58) of the Exchange Act, our board of directors functions as our audit committee for the purpose of approving any engagement of their independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer, such as us, is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets certain requirements. As a foreign private issuer, we rely on the exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to our audit committee, and we believe that our audit committee complies with the aforementioned exemption requirements. Except in these respects, our audit committee performs the functions of the audit committees of U.S. companies.

See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of Our Board of Directors—Audit Committee” and “Item 16G. Corporate Governance.”

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

16F. Change in Registrant’s Certifying Accountant

Not applicable.

16G. Corporate Governance

Corporate Governance Practices

In 2016, the Brazilian Code of Corporate Governance for Publicly-held Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), or the “Governance Code,” was published by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa). It sets forth corporate governance principles, guidelines and actions applicable for publicly held companies and establishes a “comply or explain” enforcement model. On June 8, 2017, following a public consultation on the implications of the Governance Code for Brazilian companies, the CVM issued Normative Ruling No. 586 introducing the necessary changes to the existing securities regulation in order to make these consistent with the provisions of the Governance Code.

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are a “controlled company” and a “foreign private issuer” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a controlled company is exempt from certain Nasdaq corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain Nasdaq corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the Nasdaq requirements; therefore, we currently use these exemptions and intend to continue using them. Accordingly, you will not have the same protections provided to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Majority of Independent Directors

The Nasdaq rules require that a majority of the board must consist of independent directors. As a company with a majority of our voting shares being beneficially owned by another entity (Santander Spain), we are not required to comply with this rule. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian Corporate Law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation, duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. Also, Brazilian Corporate Law requires that our directors shall be elected by our shareholders at a shareholders’ meeting. Currently, all of our directors are elected at our annual general meeting for two-year terms of office (members may be reelected).

Executive Sessions

Nasdaq rules require that the independent directors must meet at regularly scheduled executive sessions. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected from management members. Our Chief Executive Officer, Mr. Pedro Carlos Araujo Coutinho, is a member of our Board of Directors. There is no requirement that our non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

Committees

Nasdaq rules require that listed companies have a compensation committee composed of at least two members, each an independent director, and governed by a written charter addressing the committee’s required purpose, compensation of its members and detailing its required responsibilities. The responsibilities of the compensation committee include, among other things, appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other adviser retained by the compensation committee.

Pursuant to the Brazilian Corporation Law, the aggregate compensation for our directors and executive officers is established by our shareholders and we are not required to maintain a compensation committee. However, as part of Santander Brasil’s prudential conglomerate, we are required under Brazilian Central Bank rules to have a compensation committee.

We currently maintain a compensation and nomination committee to assist our board of directors with such matters. Our compensation and nomination committee is composed of three to five members, appointed by the board of directors from among persons who meet all statutory and regulatory requirements for the exercise of their office. Such persons shall serve for a term of two years and may be reelected for up to four consecutive times, pursuant to applicable legislation.

Audit Committee and Audit Committee Additional Requirements

Nasdaq rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.

Nasdaq rules exempt foreign private issuers such as us from the above requirements provided that they comply with Exchange Act Rule 10A-3 or an exemption therefrom. Pursuant to Exchange Act Rule 10A-3(c)(3), foreign private issuers will be exempt from the audit committee requirements of Exchange Act Rule 10A-3 if the issuer meets certain requirements. Our audit committee meets the requirements set forth by this rule. See “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of Our Board of Directors—Audit Committee” and “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Shareholder Approvals

Equity Compensation Plans

Nasdaq rules require that shareholders be given the opportunity to vote on all stock option plans or other equity compensation arrangements, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans.

Certain Share Issuances

Nasdaq requires that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common shares or voting power prior to such issuance or sale.

Pursuant to the Brazilian Corporate Law, the by-laws of companies may permit increases in capital stock without amendments to the by-laws. Such a permission may specify (i) the limit of the capital increase in terms of total amount or number of shares, the type and classes of the shares that may be issued; (ii) whether the issuance of new shares is to be approved by the general shareholders’ meeting or the board of directors; (iii) any conditions to which the issuance of new shares may be subject; and (iv) the circumstances under which shareholders are to benefit from preemptive rights to subscribe for shares. In our case, pursuant to our by-laws, the board of directors is authorized to approve capital increases up to a limit of 5,000,000,000 common or preferred shares (as of the date of this annual report, our share capital consists of 1,866,722,202 shares, including 950,718,477 common shares, no par value, and 916,003,725 preferred shares, no par value). However, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

Code of Business Conduct and Ethics

Nasdaq rules require that listed companies adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available and comply with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act. Applicable Brazilian law does not have a similar requirement. We adopted a code of ethical conduct outlining a set of ethical principles to guide our operations, which was approved by our board of directors on October 5, 2021.

16H. Mine Safety Disclosure

No matters to report.

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

No matters to report.

Part III
Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

Our audited consolidated financial statements are filed as part of this annual report, starting on page F-1.

Item 19. Exhibits

(a) Index to Consolidated Financial Statements

(b) List of Exhibits.

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	English translation of the by-laws of Getnet (incorporated herein by reference to Exhibit 1.1 to our registration statement on Form 20-F (File No. 001-40818) filed with the SEC on October 8, 2021).
2.1

Form of Deposit Agreement among Getnet, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts that may evidence Getnet ADSs (incorporated herein by reference to Exhibit 1 to our registration statement on Form F-6 (File No. 333-260554) filed with the SEC on October 28, 2021).

2.2	Description of Securities.
4.1

Partnership Agreement between Getnet and Santander Brasil (English translation) (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form 20-F (File No. 001-40818) filed with the SEC on October 8, 2021).*

8.1	List of subsidiaries (incorporated by reference to note 2.1 to our audited consolidated financial statements filed with this annual report on Form 20-F).
11.1

English translation of the Code of Ethical Conduct of Getnet (incorporated herein by reference to Exhibit 12.1 to our registration statement on Form 20-F (File No. 001-40818) filed with the SEC on October 8, 2021).

12.1	Section 302 Certification by the principal executive officer.
12.2	Section 302 Certification by the principal financial officer.
13.1	Section 906 Certification by the Chief Executive Officer.
13.2	Section 906 Certification by the Chief Financial Officer.

*	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

By:	/s/ Pedro Carlos Araújo Coutinho
	Name:	Pedro Carlos Araújo Coutinho
	Title:	Chief Executive Officer

/s/ André Parize Moraes
	Name:	André Parize Moraes
	Title:	Chief Financial Officer

Date: March 10, 2022.

Getnet Adquirência e Serviços para Meios
de Pagamento S.A.

Financial Statements for the

Year Ended December 2021

and Report of Independent

Registered Public Accounting Firm

F-1

Report of Independent Registered Public Accounting Firm

To Directors and Shareholders

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Getnet Adquirência e Serviços para Meios de Pagamento S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, Brazil

March 09, 2022

We have served as the Company's auditor since 2016.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Consolidated Balance Sheets

As of December 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

CURRENT ASSETS	Note	2021	2020
Cash and cash equivalents	5.1. a)	670,441	265,096
Financial investments	5.1. b)	1,430,653	925,383
Accounts receivable	5.1. c)	54,578,684	39,968,233
Prepaid and recoverable taxes		149,235	52,277
Inventories		40,899	61,559
Other assets		200,491	205,718
Total current assets		57,070,403	41,478,266
NONCURRENT ASSETS
Deferred income tax and social contribution	10.2	422,034	73,859
Property and equipment	8.	631,598	613,861
Right-of-use assets	6.	25,703	21,905
Intangible assets	7.	885,083	833,807
Total noncurrent assets		1,964,418	1,543,432
TOTAL ASSETS		59,034,821	43,021,698
CURRENT LIABILITIES
Accounts payable	5.2. a)	51,610,405	38,767,156
Loans and borrowings	5.2. b)	3,464,649	1,063,347
Lease liabilities	6.	9,742	4,265
Income taxes payables and other tax payables	10.3	30,976	41,720
Dividends payable		298,000	29,227
Other liabilities		214,132	271,426
Total current liabilities		55,627,904	40,177,141
NONCURRENT LIABILITIES
Loans and borrowings	5.2. b)	25,209	27,810
Lease liabilities	6.	16,573	18,784
Provision for tax, civil and labor risks	9.	15,013	11,425
Deferred income tax and social contribution	10.2	3,345	7,876
Other liabilities		22,858	35,779
Total noncurrent liabilities		82,998	101,674
EQUITY
Share capital		1,422,496	1,422,496
Capital reserve		404,933	6,400
Accumulated other comprehensive income		(242)	(651)
Retained earnings		1,492,829	1,314,638
Participation of non-controlling shareholders		3,903	-
Total equity		3,323,919	2,742,883
TOTAL LIABILITIES AND EQUITY		59,034,821	43,021,698

The accompanying notes are an integral part of these consolidated financial statements.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Consolidated Statement of Income

Years ended December 31

 (In thousands of Brazilian reais - R$, unless otherwise stated)

sss

	Note	2021	2020	2019
Revenue from services	13. a)	2,853,141	2,320,495	2,662,893
Costs of services	13. b)	(1,758,858)	(1,426,192)	(1,086,511)
Gross profit		1,094,283	894,303	1,576,382
Selling, General and Administrative expenses	14.a)	(444,281)	(348,540)	(440,668)
Other expenses, net	14.b)	(95,523)	(55,769)	(109,679)
Operating profit		554,479	489,994	1,026,035
Finance income, net	15.	8,529	6,193	73,826
Profit before income taxes		563,008	496,187	1,099,861
Current income tax and social contribution	10.1	(36,551)	(127,984)	(330,012)
Deferred income tax and social contribution	10.1	(50,533)	(7,190)	24,183
Net income for the year		475,924	361,013	794,032
Participation of non-controlling shareholders		267	-	-
Net income attributable to controlling shareholders		476,191	361,013	794,032

Basic and diluted earnings per share for profit attributable to common shareholders (in R$)	16	0.24	0.19	0.43
Basic and diluted earnings per share for profit attributable to preferred shareholders (in R$)	16	0.27	NA	NA

The accompanying notes are an integral part of these consolidated financial statements.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Consolidated statement of Comprehensive Income

Years ended December 31

 (In thousands of Brazilian reais - R$, unless otherwise stated)

	2021	2020	2019
Net income for the year	475,924	361,013	794,032
Change in fair value of financial instruments classified as Fair Value Through Other Comprehensive Income	620	(705)	202
Deferred income Tax	(211)	240	(69)
Total comprehensive income for the year	476,333	360,548	794,165

Total comprehensive income allocated to:
Controlling shareholders	476,600	360,548	794,165
Non-controlling interests	(267)	-	-
Total comprehensive income for the year	476,333	360,548	794,165

The accompanying notes are an integral part of these consolidated financial statements.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Consolidated Statement of Changes in Equity

Years ended December 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

				Retained earnings
	Note	Share capital	Capital reserves	Legal reserve	Statutory reserve	Accumulated profit	Accumulated other comprehensive income	Equity attributable to controlling interest	Participation of non-controlling shareholders	Total consolidated equity
Balance at December 31, 2018		1,189,503	6,400	82,351	1,278,721	-	(319)	2,556,656	-	2,556,656
Net income for the year		-	-	-	-	794,032	-	794,032	-	794,032
Allocation:
Legal reserve		-	-	29,269	-	(29,269)	-	-	-	-
Dividends		-	-	-	-	(139,022)	-	(139,022)	-	(139,022)
Reserve for dividend equalization		-	-	-	414,146	(414,146)	-	-	-	-
Reserve for working capital strengthening		-	-	-	211,595	(211,595)	-	-	-	-
Other comprehensive income		-	-	-	-	-	133	133	-	133
Balance at December 31, 2019		1,189,503	6,400	111,620	1,904,462	-	(186)	3,211,799	-	3,211,799
Net income for the year		-	-	-	-	361,013	-	361,013	-	361,013
Capital increase	12.a)	232,993	-	-	(232,993)	-	-	-	-	-
Allocation:
Legal reserve	12.b)	-	-	14,498	-	(14,498)	-	-	-	-
Dividends	12.c)	-	-	-	(760,361)	(69,103)	-	(829,464)	-	(829,464)
Reserve for dividend equalization	12.b)	-	-	-	138,706	(138,706)	-	-	-	-
Reserve for working capital strengthening	12.b)	-	-	-	138,706	(138,706)	-	-	-	-
Other comprehensive income		-	-	-	-	-	(465)	(465)	-	(465)
Balance at December 31, 2020		1,422,496	6,400	126,118	1,188,520	-	(651)	2,742,883	-	2,742,883
Net income for the year		-	-	-	-	476,191	-	476,191	(267)	475,924
Non-controlling interests on acquisition		-	-	-	-	-	-	-	4,170	4,170
Allocation:
Legal reserve	12.b)	-	-	23,688	-	(23,688)	-	-	-	-
Dividends and Interest on capital	12.c)	-	-	-	(211,175)	(86,825)	-	(298,000)	-	(298,000)
Reserve for dividend equalization	12.b)	-	-	-	182,839	(182,839)	-	-	-	-
Reserve for working capital strengthening	12.b)	-	-	-	182,839	(182,839)	-	-	-	-
Tax credit – spin-off	12.b)	-	398,533	-	-	-	-	398,533	-	398,533
Other comprehensive income		-	-	-	-	-	409	409	-	409
Balance at December 31, 2021		1,422,496	404,933	149,806	1,343,023	-	(242)	3,320,016	3,903	3,323,919

The accompanying notes are an integral part of these consolidated financial statements.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Consolidated Statement of Cash Flows

Years ended December 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

Cash flows from operating activities	Note	2021	2020	2019
Net income for the year		475,924	361,013	794,032
Adjustments to reconcile net income for the year to net cash generated by operating activities:		557,719	369,080	375,068
Depreciation and amortization		368,438	322,232	277,895
Foreign exchange gain (loss)		93	(16,467)	3,772
Provision for expected credit losses		3,408	21,517	73,338
Provision for labor, tax and civil risks		3,588	3,924	1,397
Loss from the sale of property and equipment and intangible		9,766	9,250	11,424
Provision for impairment (reversal)	7 e 8	9,121	(9,032)	18,420
Interest on Loans and borrowings	5.2 b) e 6	112,772	30,466	13,005
Deferred taxes	10.1	50,533	7,190	(24,183)
(Increase) decrease in operating assets:		(14,770,215)	(16,375,812)	(1,321,197)
Prepaid and recoverable taxes		(96,958)	(21,085)	(11,364)
Accounts receivable		(14,613,859)	(16,254,164)	(1,305,344)
Other assets		(59,398)	(100,563)	(4,489)
Increase (decrease) in operating liabilities:		12,745,552	16,073,741	(1,586,134)
Accounts payable		12,837,734	15,922,589	(1,701,899)
Income taxes payables and other tax payables(1)		101,227	(2,684)	(51,558)
Other liabilities		(76,499)	278,752	451,924
Income taxes paid		(116,910)	(124,916)	(284,601)
Net cash (used in) generated by operating activities:		(991,020)	428,022	(1,738,231)
Cash flows from investing activities
Financial investments		(414,238)	499,696	375,473
Disposal of subsidiary, net of cash sold	-	-	1,100	3,000
Purchase of property and equipment	8	(375,335)	(310,167)	(491,819)
Purchase of intangible assets	7	(48,637)	(92,760)	(142,087)
Payment for acquisition of subsidiary, net of cash acquired	7	(9,260)	-	-
Disposal of property and equipment and intangible assets	7 e 8	252	464	1
Net cash (used in) generated by investing activities		(847,218)	98,333	(255,432)
Cash flows from financing activities
Proceeds from Loans and Borrowings	5.2 b)	6,510,906	2,842,742	599,160
Payment of Loans and borrowings	5.2 b)	(4,164,474)	(2,399,622)	(50,054)
Payment of dividends		(29,227)	(867,746)	(131,339)
Interest on borrowings paid and lease liabilities	5.2 b)	(59,213)	(33,060)	(5,271)
Net cash generated (used in) by financing activities		2,257,992	(457,686)	412,496
Effect of exchange rate changes on cash and cash equivalents		(14,409)	(15,275)	(1,068)
Increase in cash and cash equivalents		405,345	53,394	(1,582,235)
Cash and cash equivalents at the beginning of the year	5.1 a)	265,096	211,702	1,793,937
Cash and cash equivalents at the end of the year	5.1 a)	670,441	265,096	211,702
Increase in cash and cash equivalents		405,345	53,394	(1,582,235)

(1)	For better presentation purposes the disclosure items of "Deferred income tax and social contribution" and "Deferred taxes and contributions payable" have been reallocated to the item "Income taxes payables and other tax payables" in the operating activities.

The accompanying notes are an integral part of these consolidated financial statements.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

1.        General Information

Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Getnet" or "Company" or "Parent"), formerly controlled by Banco Santander (Brasil) S.A. ("Banco Santander"), on February 25, 2021 had its partial spin-off approved, becoming indirectly controlled by Banco Santander S.A. ("Banco Santander Spain"). After, on November 11, 2021, it became controlled by PagoNxt Merchant Solutions S.L., ("PagoNxt Spain"), company that is also part of Santander Business Group ("Santander Group"), from the partial spin-off of the former controlling shareholders' interests.

The change in the ownership interest is part of a corporate reorganization of the Santander Group and does not present any change in the final controlling shareholders or in the management structure of the Company.

Getnet, constituted in the form of a corporation, domiciled on Av. Pres. Juscelino Kubitschek, 2041 Vila Nova Conceição – São Paulo - SP, operates in the market of acquiring and services for means of payment, regulated by the National Monetary Council (“CMN”) and the Central Bank of Brazil (“BACEN”), and its operations are mainly aimed at:

  Merchant acquisition revenue related to the accreditation for retailer and service providers establishments to accept credit and debit cards;
  Processing services revenue related to the capture, transmission and processing of data and information using a network consisting of different types of equipment;
  POS rental revenue related to installing, uninstalling, monitoring, supplying, providing maintenance, and leasing equipment used in transaction capture networks, such as Point-of-Sales (“POS”) devices;
  Recharges sale revenue where it acts as a distributor of telecommunication operators for the commercialization of telephony and data recharge digital credits.
  Profit share revenue that are recognized at the time of transfer of the respective prepayments by Santander Brazil (further details note 11);
  Other revenue from:  i) the management of payments and receipts in the establishments accredited to Getnet’s network; ii) developing and selling or licensing software, iii) selling products or distributing services from entities that provide registry information; iv) providing technical, commercial, and logistic infrastructure services for the businesses related to the receipt of bills from dealers, banks, and other collection documents and issuing electronic currency pursuant to the regulations of the BACEN by providing the following services: (a) management of prepaid payment accounts; (b) provision of payment transactions based on electronic currency transferred to prepaid payment accounts; and, (c) conversion of funds into physical or book currency, with the possibility of enabling its acceptance through the settlement in any prepaid payment account it manages.

The spin-off of Getnet from Banco Santander (Brasil) S.A.

On February 25, 2021, Banco Santander (Brasil) S.A. (“Santander Brazil”) informed its shareholders and the market of the approval by its Board of Executive Directors of the proposed segregation of the equity interests held by Santander Brazil in its wholly-owned subsidiary Getnet, through a spin-off from Santander Brazil, deliberated by its shareholders at an extraordinary shareholders’ meeting. Additionally, at the same date, Santander Brazil’s Supervisory Board issued a favorable opinion on the proposed spin-off.

After the approval of the studies and proposal from the Board of Directors of Santander Brazil, on March 31, 2021, the shareholders of Santander Brazil and Getnet approved the spin-off.  As a result, Getnet registered in its shareholders equity the portion of the net assets contributed from Santander Brazil spin-off, which correspond to the deferred tax asset registered in the amount of R$398,533 thousand. The operation became effective immediately upon the approval by the shareholders of both companies on March 31, 2021.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Approval of Getnet spin-off from Santander Brazil by BACEN

On July 14, 2021, through the published statement in the Official Gazette No. 131, Section 3 of the BACEN, the competent board approved the incorporation of Santander Brazil's assets portion related to its participation in Getnet. The delivery of Getnet shares and units to Santander Brazil shareholders in Brazil, took place after the cut-off date for delivering the shares and units on October 15, 2021, with the delivery of shares on October 18, 2021.

Brazilian Securities and Exchange Commission - CVM and Securities and Exchange Commission – SEC approval the grant registration of the Getnet

On August 10, 2021, Getnet obtained the grant of issuer registration dealing with CVM Instruction n°. 480/09, in category "A" (permission to trade shares in the Brazilian stock exchange market), and on that date the approval of Getnet's registration of a publicly interest entity  by CVM. On August 5, 2021, B3 S.A. - Brasil, Bolsa, Balcão granted Getnet's listing request and admission to the trading of shares and Units issued by Getnet. In Brazil, the cut-off date for delivering the shares was October 15, 2021, with delivery of shares on October 18, 2021, before CVM and B3. The listing process on the U.S. Securities and Exchange Commission (“SEC”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”) was concluded in October 2021 and the beginning of negotiations in the American market began on October 22, 2021.

On October 18, 2021 the Getnet shares (GETT11, GETT3 and GETT4) started to be traded at B3, and on October 22, 2021 the ADRs (GET) also started to be listed at Nasdaq, thus ending the spin-off process resolved at the Extraordinary Shareholders' Meeting held on March 31, 2021, since the Company's shares and units were delivered to the shareholders of Santander Brazil.

New subsidiary - Getnet Sociedade de Crédito Direto S.A

On February 12, 2021, Getnet received the authorization from BACEN to operate as a Direct Credit Corporation (Sociedade de Crédito Direto – “SCD”), as defined by the BACEN Resolution 4,656/18, following the expansion of our business to offer financial products such as loans directly to merchants during 2021.

Seeking to provide greater legal certainty to this “new Brazilian credit market", the applicable regulation requires SCDs to select their clients based on consistent, verifiable and transparent criteria, including relevant aspects of credit risk assessment. The SCDs are authorized to provide ancillary credit services, limited to an exhaustive list set forth in the regulation, encompassing: (i) credit analysis for third parties; (ii) collection of debts owed by third parties; (iii) acting as insurance representative in distribution of insurance related to credit transactions; and (iv) issuance of electronic currency. Notwithstanding, SCDs are prohibited from having equity interest in financial institutions, and restricted from raising funds from the public, except for the issuance of its own shares.

Transaction with Eyemobile Tecnologia Ltda.

On August 3, 2021 after the satisfaction of the applicable preceding conditions, the Company closed the transaction relating to Getnet's acquisition of interest in Eyemobile Tecnologia Ltda. ("Eyemobile"), with the subsequent corporate conversion of Eyemobile's and an increase in Eyemobile's capital, fully subscribed by Getnet (respectively “Transaction” and "Closing"). Eyemobile is a technology company that operates through the offer of software solutions focused on the payment market, points of sale (“POS”), cash front and events. After the closing, Getnet holds a 60% interest, acquired through a total of R$21.5 million paid in cash for the acquisition of: (i) equity interest of 44% (R$ 11.5 million) and capital increase (R$ 10.0 million) resulting in an increase in the level of ownership interest of 16%. In addition, Getnet may disburse an additional maximum amount of R$ 3.5 million conditioned to certain financial and operational achievements up to 18 months after the closing.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

 Approval of the financial statements

The consolidated financial statements were authorized for issue by the board of directors on March 09, 2022. The directors have the power to amend and reissue the consolidated financial statements.

2.    Basis of preparation

The consolidated financial statements have been prepared taking into consideration the historical cost model as the base value, except in the case of certain financial assets and liabilities that are measured at fair value.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires Getnet’s management to exercise judgment in the process of applying the adopted accounting policies. Those areas involving a higher degree of judgment and complexity, as well as those where assumptions and estimates are significant to the consolidated financial statements, are disclosed in notes.

The consolidated financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(a)     Other information

c.1) Adoption of new standards and interpretations

The following standard changes were adopted for the first time for the year beginning January 1, 2021:

• Amendments to IFRS 9, IAS 39, IFRS 7 “Financial Instruments”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases”:

The changes provided for in Phase 2 of the interbank offered rates (“IBOR)” reform address issues that may affect the Financial Statements during the reform of a benchmark interest rate, including the effects of changes in contractual cash flows or hedging relationships arising from the substitution of a rate for a alternative reference rate (replacement issues). The effective date of application of this change was January 1, 2021. Therefore, the implementations above had no significant impact on these Financial Statements.

Rules and interpretations that will come into effect after December 31, 2021

The IASB has disclosed some amendments to certain accounting standards that are not yet effective, and the Company and its subsidiaries have not early adopted for the preparation of these consolidated financial statements.

Amendments to IFRS  10 Consolidated Financial Statements and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors interests in the new associate or joint venture.

The effective date of the amendments has not been set by the IASB yet; however, early adoption of the changes is allowed. Getnet is assessing the possible impacts of adopting this standard.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

 The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of settlement to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are effective retrospectively for annual periods beginning on or after January 1, 2023, with early adoption permitted. Getnet is assessing the possible impacts of adopting this standard.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 requirement that, for obligations within the scope of IAS 37, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Finally, the amendments add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments are effective for business combinations for which the date of acquisition is on or after the beginning of the first annual period beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier. Getnet is assessing the possible impacts of adopting this standard.

Amendments to IAS 16 Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The amendments also clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the comprehensive income statement, the financial statements should disclose the amounts of the resources and costs included in the income corresponding to the items produced that are not a product of the entity's ordinary activities, and whose item in the comprehensive income statement includes these resources and costs.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest annual period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest annual period presented.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted. Getnet is assessing the possible impacts of adopting this standard.

Amendments to IAS 37 Onerous contracts—cost of fulfilling a contract

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labor or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted. Getnet is assessing the possible impacts of adopting this standard.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

IFRS 17 Insurance Contracts

In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. The implementation date of IFRS 17 is January 1, 2023. This standard is intended to demonstrate greater transparency and information useful in financial statements, one of the main changes being the recognition of earnings as the measure of delivery of insurance services, in order to assess the performance of insurers over time. Getnet is evaluating the possible impacts when adopting the standard.

IAS 12 Income Taxes

The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendments to IAS 12 are effective as of January 1, 2023.

IAS 8 Accounting Policies, changes in accounting estimates and errors

Changes in accounting estimates and errors, which use a consistent definition of materiality for the purpose of making material judgements and deciding on the information to be included in the financial statements. The amendments to IAS 1 are effective as of January 1, 2023.

Annual Improvements to IFRS Standards 2018 - 2020 - to be adopted beginning January 1, 2022

IFRS 9 Financial Instruments

The amendment clarifies that in applying the ‘10 percent’ test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

The amendment is applied prospectively to modifications and exchanges that occur on or after the date the entity first applies the amendment.

The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted. Getnet is assessing the possible impacts of adopting this standard.

According to management’s opinion, there are no other standards or interpretations issued and not yet adopted that could have a material impact on the profit or loss for the year or the equity disclosed by the Company and its subsidiaries.

2.1. Consolidation

The Company consolidates all entities over which it has the capacity to exercise control, i.e., when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to direct the investee’s relevant operations.

The subsidiaries included in consolidation are the following:

Subsidiary	Type	Equity interest %
Auttar H.U.T. Processamento de Dados Ltda. (“Auttar”)	Subsidiary	100%
Getnet Sociedade de Crédito Direto S.A (“SCD”)	Subsidiary	100%
Eyemobile Tecnologia S.A. (“Eyemobile”) (1)	Subsidiary	60%

(1)    On May 12, 2021, Getnet Adquirência e Serviços para Meios de Pagamentos S.A. entered into an investment and other agreements with Eyemobile, as consenting intervening party, establishing the terms of the negotiation for the purchase and sale of the shares representing Eyemobile's capital stock. The control acquisition was concluded on August 3, 2021, so that Getnet now holds 60% of Eyemobile's voting shares for the amount of R$19,415, corresponding to the equity value of the shares on the purchase date, plus the amount of the contribution of the shares paid up upon subscription. The Company's corporate purpose is to explore the development and licensing of customizable computer programs, the rental of office machines and equipment, and the specialized retail trade of computer equipment and supplies.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)
Accounting policy

The accounting policies below are applied in the preparation of the consolidated financial statements:

Subsidiaries

Subsidiaries are all entities over which Getnet holds control. Subsidiaries are consolidated from the date on which control is transferred to Getnet. Consolidation is discontinued when control no longer exists.

Identifiable assets acquired and liabilities and contingent liabilities assumed in the acquisition of a subsidiary are initially measured at their fair values at the acquisition date.

All intragroup transactions, balances and unrealized gains are eliminated on consolidation.  Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The subsidiaries’ accounting policies are amended according to Getnet’s accounting policies, as applicable.

2.2. Functional and presentation currency

Items included in the financial statements of each investee controlled by Getnet are measured using the currency of the main economic environment in which it operates (“functional currency”).

The consolidated financial statements are presented in Brazilian reais (R$), which is Getnet’s functional and presentation currency.

3.    Segment Reporting

A business segment is an identifiable component of the entity that is intended to provide an individual product or service or a group of related products or services, and which is subject to risks and benefits that are distinguishable from other business segments.

Operating segment reporting is presented in a manner consistent with the internal reporting provided to the chief operating decision maker, in the case of Getnet, the Chief Executive Officer (“CEO”), in which he reviews items of the Consolidated Statement of Income and other comprehensive income. The CEO takes into consideration the entire Company as a single operating and reportable segment by monitoring operations, making decisions about resource allocation, financial and strategic planning, and performance evaluation based on a single operating segment. The CEO formally reviews financial data material for the Company and its subsidiaries.

The Company's revenue, profit or loss, and assets for this reportable segment can be determined by reference to the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, and the Consolidated Balance Sheet.

4.    Risk Management

Getnet’s shareholders and management consider risk management an essential tool for strategic decision making, including for maximizing efficiency in the use of capital in Getnet‘s operations.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Getnet established its policies, systems and internal control to ensure a continual mitigation of possible risks and/or the realization of losses arising from exposure to credit, liquidity, market, and operational risks.

a)	Credit risk: Credit risk is the risk that a financial loss due to a counterparty failing to fulfill its obligations under a financial instrument or accounts receivable, leading to a financial loss for the Company. The Company is exposed to credit risk from its operating activities, mainly related to accounts receivable and also cash and cash equivalents and derivative financial instruments. c. In merchant acquisition transactions, the card issuers are required to pay Getnet the amounts arising on to the transactions carried out by the cardholders so that the payment of such amounts to the accredited merchants can be made; therefore, Getnet is exposed to the credit risk of the card issuers and the greatest exposure to credit risk is correlated to the transactions recorded in the Other customer receivables lines presented in note 5.1 c). For the management of loss risks arising from accounts receivable, Getnet applies a simplified approach in calculating expected credit losses (“ECLs”), therefore, the Company instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.
b)	Liquidity risk: The liquidity risk management policy aims at ensuring that the risks that affect the implementation of Getnet’s strategies and goals are continuously assessed. Getnet manages the liquidity risk by setting the necessary tools for its management in normal or crisis scenarios. The frequent monitoring aims at mitigating possible maturity mismatches by allowing corrective actions, if necessary. Getnet’s approach to liquidity management is to ensure that it always has enough funds to discharge its obligations on due date, under normal and stress conditions, in order to avoid unacceptable losses or losses resulting in undue exposure of Getnet’s reputation. The cash flow forecasting is performed by the treasury department which monitors rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times in order to the Company does not breach covenants (where applicable). The liquidity risk management is performed to : (i) measuring liquidity risk, the Company has tools to control the cash flow forecasting to ensure that Getnet has sufficient cash to meet operational needs; (ii) daily monitoring the cash needs, segregated into liquidity buffer and free movement cash, ensuring that they are consistent with the policies and minimum amounts decided by the management; (iii) limits and liquidity risk alerts, monitored monthly by the management and by the controller where the available amounts and the projection of possible gaps over a 90-day horizon are measured; (iv) contingency plan test is conducted every six months, whereby previously approved credit agreements with other financial institutions are contracted for possible emergency cover.
c)	Interest rate risk: This risk arises from the possible losses of Getnet’s asset values due to fluctuations in sovereign interest rates. Getnet is exposed to interest rate risk due to short-term settlements of accounts receivable, mismatch between transaction settlements and the transfers from the credit card companies, and possible difficulty to raise funds. In addition to the financial risk generated by a possible decrease in the spreads due to a possible increase in borrowing costs. The Company manages the interest rate risk by maintaining a diversification of borrowing at fixed and variable rates.
d)	Exchange rate risk: Corresponds to the possibility of loss of value due to exchange rate fluctuations from transactions or recognized assets or liabilities denominated in a currency different from the Getnet’s functional currency. The exposure to foreign exchange rate risk by Getnet arises substantially from receivables from international card issuers, cash and cash and equivalents in foreign exchange Getnet has operating expenses that are settled in U.S. Dollars, mainly from purchasing equipment which are indexed to U.S. Dollars and resold in Brazilian reais and costs of hiring IT suppliers paid in U.S. Dollars. Due to the low volume of transactions subject to exchange rate fluctuation. At December 31, 2021 and 2020, Getnet is not materially exposed to the foreign exchange rate risk due the short-term and low amount outstanding at the end of each month.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

e)	Capital management: The current Liquidity and Market Risk Management Policy, Getnet follows the BACEN Resolution Nº 4,557, issued on February 23, 2017, which provides for Risk Management and Capital Management Structure, making efficient use of capital as an indispensable component of the business decision-making process, and its management is a factor of competitive differentiation. With integrated risk management, this practice supports the Company's projected growth, besides increasing its profitability, and has the following drivers (i) efficient use of capital, through allocation in businesses considering risk versus return; (ii) optimization of capital allocated in business and products of greater profitability; (iii) integrated risk management ensuring the position of soundness in the market, by adopting the best management practices and risk mitigation.
5.        Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company’s classifies financial instruments into the following categories:

	December 31, 2021			December 31, 2020
	Amortized cost	Fair value through other comprehensive income	Total	Amortized cost	Fair value through other comprehensive income	Total
Financial assets
Current
Cash and cash equivalents	670,441	-	670,441	265,096	-	265,096
Financial investments	875,240	555,413	1,430,653	393,783	531,600	925,383
Accounts receivable	54,578,684	-	54,578,684	39,968,233	-	39,968,233
Other assets	200,491	-	200,491	205,718	-	205,718
Total financial assets	56,324,856	555,413	56,880,269	40,832,830	531,600	41,364,430

Financial liabilities
Current/Non-current
Accounts payable	51,610,405	-	51,610,405	38,767,156	-	38,767,156
Loans and borrowings	3,489,858	-	3,489,858	1,091,157	-	1,091,157
Lease liabilities	26,315	-	26,315	23,049	-	23,049
Other liabilities	236,990	-	236,990	307,205	-	307,205
Total financial liabilities	55,363,568	-	55,363,568	40,188,567	-	40,188,567

5.1                Financial assets

(a)     Cash and cash equivalents

	12/31/2021	12/31/2020
Cash	229	41
Short-term bank deposits	646,304	255,407
Foreign currency cash and investments abroad (1)	23,908	9,648
Total	670,441	265,096

(1) Refers to highly liquid financial investments in U.S. Dollars.

(b)    Financial investments

	12/31/2021	12/31/2020
Brazilian treasury bonds (1)	555,413	531,600
Short-term investment (2)	875,240	393,783
Total	1,430,653	925,383

(1) Consists of investments in Brazilian Treasury Bonds ("LFTs") with an interest rate of 99.04% of the Basic Interest Rate (SELIC –9.25% and 2.0% for the year ended December 31, 2021 and December 2020, respectively), invested to comply with certain requirements for authorized payment institutions as set forth by the BACEN regulation. This financial asset was classified at fair value through other comprehensive income.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

(2) Refer to the amounts invested in the SBAC Investment Fund, remunerated at DI rate (the Brazilian interbank deposit rate), where Getnet holds participation units. The underlying assets of the fund comprises substantially in public securities and repo with high liquidity (Level 1 – Further details note 5.3).

              (c) Accounts receivable

	12/31/2021	12/31/2020
Accounts receivable from card issuers	54,131,057	39,610,114
Other accounts receivable from clients	509,359	416,443
Provision for expected credit losses	(61,732)	(58,324)
Total	54,578,684	39,968,233

Movements in the provision for expected credit losses

	12/31/2021	12/31/2020	12/31/2019
Opening balance	58,324	66,564	75,109
Additions	67,351	69,789	83,293
Reversals	(63,943)	(78,029)	(91,838)
Closing balance	61,732	58,324	66,564

Accounting policy

Financial assets are classified into the following categories: (i) amortized cost; (ii) fair value through other comprehensive income; and (iii) fair value through profit or loss. The basis for classification depends on the Company’s business financial assets management model and the contractual cash flow characteristics of the financial asset. The classifications of the financial assets are detailed below:

Amortized cost

Held within the business model in order to collect to collect contractual cash flows; these cash flows represent solely payments of principal and interest and are, therefore, initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, less provisions for reduction to recoverable amount.

Interest income from these financial assets is recognized in finance income. Any gains or losses due to the write-off of the asset are recognized directly in the profit or loss, together with foreign exchange gains and losses. Impairment losses are presented separately in the Consolidated Statement of Income.

Fair value through other comprehensive income (FVOCI)

A financial asset is measured at fair value through comprehensive income if it meets the concept of principal and interest only payments and is held within the business model whose objective is to both, collecting contractual cash flows and selling the financial assets.

Changes in carrying amount are recognized in other comprehensive income, except for the recognition of impairment gains or losses, interest income, and foreign exchange gains and losses, which are recognized in the profit or loss. When the financial asset is derecognized, the cumulative gains or losses that had been previously recognized in other comprehensive income are reclassified from equity to profit or loss. Interest income from these financial assets is recognized in finance income using the effective interest method.

Fair value through profit or loss (FVPL)

Assets are measured at fair value through profit or loss when they do not meet the criteria to be classified at amortized cost or at fair value through other comprehensive income or when on initial recognition was designated to eliminate or reduce an accounting mismatch. Any exchange gains or losses are recognized in the Consolidate Statement of Income.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Derecognition of financial assets

The Company derecognizes financial assets when the contractual rights to the cash flows from investing activities expire or when it transfers the investments and substantially all the risks and rewards of ownership to another entity.

Expected credit losses

Getnet assesses, on a prospective basis at each reporting date, the expected credit losses on financial assets carried at amortized cost and at fair value through other comprehensive income.

The impairment assessment methodology applied depends on whether there is a significant increase in credit risk and the loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. Expected cash flows will include cash flows from the sale of collaterals held or other credit enhancements that are integral to the contractual terms.

The Company recognizes an allowance for ECLs for all financial assets not measured at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Getnet expects to receive, discounted at an approximation of the original effective interest rate. Getnet applies a simplified approach in calculating ECLs, therefore, Getnet instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

For accounts receivable, Getnet applies the simplified approach as permitted by IFRS 9 by recognizing lifetime expected credit losses from the initial recognition of the receivables.

Estimates and critical accounting judgments

Financial assets measured at amortized cost and fair value through other comprehensive income are tested for impairment at the end of each annual reporting period. The carrying amounts of these assets are adjusted by the loss allowance as a contra entry to the Consolidated Statement of Income. The reversal of previously recognized losses is recognized in the Consolidated Statement of Income in the year in which the impairment decreases and can be objectively related to a recovery event. The amount recorded in the Consolidated Statement of Income in the line item ‘Other expenses, net’ is disclosed in table ‘Movements in the provision for expected credit losses’ in the note 5.1(c).

5.2                Financial liabilities

a)       Accounts payable

	12/31/2021	12/31/2020
Payment transactions (1)	50,980,629	38,241,934
Other financial liabilities (2)	629,776	525,222
Total	51,610,405	38,767,156

(1   Refers mainly to payment transactions with Santander Brazil (related party) in the amount of R$ 18,858,043 on December 31, 2021 and R$ 17,474,617 on December 31, 2020 (further details note 11) and commercial establishments.

(2) Amounts to be paid as an interchange fee and amounts that are under analysis for approval of settlement.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

b)       Loans and borrowings

	12/31/2021	12/31/2020
Financial liabilities at amortized cost (1)	3,489,858	1,091,157
Total	3,489,858	1,091,157

(1)      Includes Brazilian real-denominated transactions with credit institutions resulting from loan and financing credit facilities and on lending in Brazil (BNDES/ FINAME).

The increase in loan obligations for the year was due to the raising of working capital to support the Company's operational activities, which had the strategy of expanding the offer of receivables anticipation products.

The types of operations and rates used are listed below:

	Rate	Maturity	12/31/2021	12/31/2020
Working capital financing (1)	110.63% of the CDI (2)	02/22	2,993,507	1,051,358
Working capital financing	9.16% of the CDI (2)	01/22	457,416	-
BNDES/ FINAME	3.75% p.y + Long Term Interest Rate	-	-	2,957
Other financing	11.11% - 11.15% p.y.	05/24 - 02/25	38,935	36,842
Total			3,489,858	1,091,157

(1)    Related to Santander Brazil transaction. See note 11 for further details.

(2)    CDI rate means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil. Refer to note 19 for further details.

Movements in loans and borrowings in the year

Balance at December 31, 2018	96,570
Additions	599,160
Principal payments	(50,054)
Accrued interest	12,140
Interest paid	(5,271)
Balance at December 31, 2019	652,545
Additions	2,842,742
Principal payments	(2,399,622)
Accrued interest	28,552
Interest paid	(33,060)
Balance at December 31, 2020	1,091,157
Additions	6,511,673
Principal payments	(4,164,474)
Accrued interest	110,715
Interest paid	(59,213)
Balance at December 31, 2021	3,489,858

Debt breakdown (by maturity)

	December 31, 2021				December 31, 2020
	Up to 3 months	3-12 months	Over 12 months	Total	Up to 3 months	3-12 months	Over 12 months	Total
Loans and borrowings from domestic financial institutions	3,454,903	9,813	25,142	3,489,858	1,058,034	5,313	27,810	1,091,157

Accounting policy

On initial recognition, financial liabilities are classified as (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost, as appropriate.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Amortized cost

Initially measured at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on a in profit or loss.

Gains and losses from these financial liabilities are recognized in the Consolidated Statement of Income.

5.3              Fair value estimation

The table below presents a comparison by class between book value and fair value of the financial instruments:

	December 31, 2021
	Book value			Fair value
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Cash and cash equivalents	670,441	-	670,441	670,441	-	670,441
Financial investments	1,430,653	-	1,430,653	1,430,653	-	1,430,653
Accounts receivable	-	54,578,684	54,578,684	-	54,578,684	54,578,684
Other assets	-	200,491	200,491	-	200,491	200,491
Total financial assets	2,101,094	54,779,175	56,880,269	2,101,094	54,779,175	56,880,269

Financial liabilities
Accounts payable	-	51,610,405	51,610,405	-	51,610,405	51,610,405
Loans and borrowings	-	3,489,858	3,489,858	-	3,489,858	3,489,858
Lease liabilities	-	26,315	26,315	-	26,315	26,315
Other liabilities	-	236,990	236,990	-	236,990	236,990
Total financial liabilities	-	55,363,568	55,363,568	-	55,363,568	55,363,568

	December 31, 2020
	Book value			Fair value
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Cash and cash equivalents	265,096	-	265,096	265,096	-	265,096
Financial investments	925,383	-	925,383	925,383	-	925,383
Accounts receivable	-	39,968,233	39,968,233	-	39,968,233	39,968,233
Other assets	-	205,718	205,718	-	205,718	205,718
Total financial assets	1,190,479	40,173,951	41,364,430	1,190,479	40,173,951	41,364,430

Financial liabilities
Accounts payable	-	38,767,156	38,767,156	-	38,767,156	38,767,156
Loans and borrowings	-	1,091,157	1,091,157	-	1,091,157	1,091,157
Lease liabilities	-	23,049	23,049	-	23,049	23,049
Other liabilities	-	307,205	307,205	-	307,205	307,205
Total financial liabilities	-	40,188,567	40,188,567	-	40,188,567	40,188,567

(1) The carrying values of Other assets are measured at amortized cost, less the provision for impairment and adjustment to present value, when applicable. These amounts refer mainly to judicial deposit, protection deposit of BACEN.

(2) The carrying values of Other liabilities are measured at amortized cost. These amounts refer mainly to payables to suppliers.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of the financial assets and the liabilities are substantially similar to their book value.

Accounting policy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the major or most advantageous market, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure and disclose fair value, as shown below:

  Level 1—Prices quoted (unadjusted) in active markets for identical assets or liabilities. For investments in investment funds, the price of the fund unit share is an appropriate indicator of fair value and falls into this fair value hierarchy category. For the financial investments, fair value is determined based on the interbank deposit interest rate (DI), released to the market through official agencies (Cetip, BACEN, etc.), and from the fund unit value published by CVM, respectively.

  Level 2—Inputs, other than quoted prices included in Level 1, that are observable in the market for assets or liabilities, either directly (such as prices) or indirectly (derived from prices). This category includes (i) accounts receivable; (ii) loans and borrowings; and (iii) other assets and other liabilities. For loans and borrowings, fair value was determined using the expected payment of principal and interest until maturity at the contractual rates.

  Level 3—Inputs on assets or liabilities that are not based on observable data adopted by the market (i.e., unobservable inputs). The valuation technique for the fair values of the other financial instruments classified as Level 3 is the discounted cash flow method. Getnet does not have assets or liabilities measured at Level 3 fair value.

Estimates and critical accounting judgments

Financial assets and liabilities are subsequently measured at the end of each annual period using valuation techniques. This calculation is based on assumptions that take into consideration the Company’s judgment based on information and market conditions existing at the end of the reporting period.

Getnet classifies the fair value measurement using a hierarchy that reflects the model used in the measurement process, segregating the financial instruments into levels 1, 2 or 3.

5.4              Sensitivity analysis

The following analysis estimates the potential value of the financial instruments in hypothetical stress scenarios of the main market risk factors (fixed interest rate and foreign currency risk: exposure subject to exchange fluctuations) that impact each position. This analysis was performed according to topics presented in footnote 4 d).

Sensitivity analysis of changes in foreign exchange rates

	December 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	23,951	9,688
Accounts receivable	22,181	20,707
Other assets	139	-
Liabilities
Accounts payable	-	-
Net exposure	46,271	30,395

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)
	December 31, 2021
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	4,627	11,568	23,136

	December 31, 2020
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	3,039	7,599	15,197

Translation rates in the year ended:	USD:BRL
12/31/2021	5.5805
12/31/2020	5.1967

Analysis rates in the years ending in:	SELIC
12/31/2021	9.15% p.y.
12/31/2020	1.90% p.y.

Sensitivity analysis of changes in interest rates

	December 31, 2021	December 31, 2020
Assets
Financial investments	1,430,566	925,383
Accounts receivable and other assets	182,245	72,575
Liabilities
Loans and borrowings	(3,450,483)	(1,051,358)
Net exposure	(1,837,672)	(53,400)

		December 31, 2021
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	(16,815)	(42,037)	(84,073)

		December 31, 2020
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	(101)	(254)	(507)

Probable Scenario: taking into account a 10% deterioration in the associated risk variables.

Possible Scenario: taking into account a 25% deterioration in the associated risk variables.

Remote Scenario: taking into account a 50% deterioration in the associated risk variables.

Accounting policy

Sensitivity analysis to foreign currency

The sensitivity analysis includes outstanding monetary items and foreign currency-denominated transaction (U.S. Dollars), such as loans and borrowings, and adjusts their translation at the end of each year by the exchange rates, taking into account the changes shown above.

Sensitivity analysis to changes in interest rates

The yield on short-term investments and the interest from loans are mainly affected by changes in the interbank deposit interest rate (DI) and SELIC.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

6        Leases

(a)     Balances recognized in the balance sheet

The balance sheet discloses the following lease-related balances:

Right-of-use-asset
December 31, 2018	21,172
Additions and contractual changes	12,659
Depreciation	(3,829)
December 31, 2019	30,002
Additions and contractual changes	(2,731)
Depreciation	(5,366)
December 31, 2020	21,905

December 31, 2020	21,905
Additions and contractual changes	7,205
Depreciation	(3,407)
December 31, 2021	25,703

Lease liabilities
December 31, 2018	22,842
Additions and contractual changes	15,121
Payments	(8,199)
Interest	865
December 31, 2019	30,629
Additions and contractual changes	(2,801)
Payments	(6,693)
Interest	1,914
December 31, 2020	23,049

December 31, 2020	23,049
Additions and contractual changes	5,364
Payments	(4,155)
Interest	2,057
December 31, 2021	26,315

(b)    Expenses recognized in the consolidated statement of income

December 31, 2019
Depreciation	3,829
Interest expense	865
Total	4,694

December 31, 2020
Depreciation	5,366
Interest expense	1,914
Total	7,280

December 31, 2021
Depreciation	3,407
Interest expense	2,057
Total	5,464

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Payments of short-term leases

In December 31, 2021 and December 31, 2020 there were no short-term contract expenses (R$294 at December 31, 2019, recognized under ‘General and Administrative Expenses’).

Accounting policy

Getnet leases several floors of office buildings for its administrative departments. Leases are recognized as a right-of-use asset and a corresponding lease liability on the date the leased asset becomes available for use by Getnet.

Each lease payment is allocated between principal and finance costs. Finance costs are recognized in the Consolidated Statement of Income over the lease term. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured at present value.

Lease liabilities include the net present value of the following lease payments:

  Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable.
  Variable lease payments that depend on an index or rate.
  Amounts expected to be payable by the Getnet, under the residual value guarantees.
  The exercise price of purchase options, if Getnet is reasonably certain to exercise the options.
  Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

Lease payments are discounted using Getnet’s incremental borrowing rate, which is the rate Getnet would have to pay on a loan to obtain the funds necessary to acquire an asset of similar value, in a similar economic environment, under equivalent terms and conditions.

Right-of-use assets are measured at cost, according to the following items:

  The initial measurement amount of the lease liability.
  Any lease payments made on or before the commencement date, less any lease incentives received.
  Any initial direct costs.
  Restoration costs.

Getnet’s property leases include extension options. These terms are used to maximize operational flexibility in terms of contract management.

Payments associated with short-term property leases are recognized on the straight-line basis as an expense in profit or loss. Short-term leases are leases with term of 12 months or less.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Estimates and critical accounting judgments

Incremental rate on the lessee’s borrowing

There is no identifiable implicit discount rate to be applied to Getnet’s lease contracts; therefore, Getnet’s incremental borrowing rate is used to calculate the present value of lease liabilities at initial contract recognition.

Getnet’s incremental borrowing rate is the interest rate Getnet would have to pay to borrow the funds necessary to obtain to acquire an asset similar to the leased asset, for a similar term, and with similar collateral, i.e., funds necessary to obtain to obtain an asset with similar value of the right-of-use asset, in a similar economic environment.

Obtaining this rate involves a high degree of judgment and the credit risk of Getnet, the term of the lease, the nature and quality of the collateral offered, and the economic environment in which the transaction is conducted must be taken into consideration. The rate-setting process preferably uses readily observable inputs, based on which the lessee must make the necessary adjustments to arrive at its incremental borrowing rate.

IFRS 16 allows the incremental rate to be determined for a group of contracts, since this option is associated with the validation that the grouped contracts have similar features.

Getnet has made use the aforementioned practical expedient of determining groupings for its leases within the same scoped, as it believes that the effects of its application do not differ materially from the application to individual leases.

Getnet’s criteria regarding the incremental interest rate were:

  Risk-free rate: benchmark rate of the market where the Company operates.
  Credit spread: the spread of the most recent borrowings and the same currency was used.

Determining the lease term

To determine the lease term, management takes into account all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. Extension options (or periods after termination options) are included in the lease term only when there is reasonable certainty that the lease will be extended (or will not be terminated).

7        Intangible Assets

	12/31/2021	12/31/2020
Goodwill Getnet Tecnologia	669,831	669,831
Goodwill Eyemobile	18,659	-
Other intangible assets	196,593	163,976
Total	885,083	833,807

a)	Goodwill
Getnet Tecnologia – Refers to the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A Ltda (“Getnet Tecnologia”). in 2014, which was subsequently legally merged with Getnet. Getnet Tecnologia was a subsidiary merchant acquisition and processing services company of Santander Brazil, which passed its merchant acquisition business to Getnet after the acquisition. The goodwill resulting from this operation is tax deductible and has been fully offset in the income tax and social contribution calculations until the end of the year December 31, 2020, see note 10.1.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Eyemobile – As described in note 2, the amount paid for the acquisition of 60% of Eyemobile was R$ 19,415. In addition to this amount, an amount of R$ 5,500 was recorded as contingent consideration, a total consideration of R$ 24,915 as defined in IFRS 3. The acquired book value of net assets acquired from Eyemobile on the acquisition date was R$ 6,256, which generated a goodwill of R$ 18,659, as shown below:

Goodwill Eyemobile
Acquisition value paid in cash	9,415
Paid-in capital at the time of subscription	10,000
Contingent consideration	5,500
Total acquisition value (a)	24,915
Total net book value	10,426
Interest	60%
Net book value of the assets acquired and liabilities assumed (b)	6,256
Goodwill to be allocated (a - b)	18,659
Net cash outflow on acquisition of Eyemobile
Consideration paid in cash	(9,415)
Paid-in capital at the time of subscription	(10,000)
Cash and cash equivalents acquired from Eyemobile	10,155
Net consideration presented in the statement of cash flows	(9,260)

Amounts presented above are preliminary and are subject to change upon the conclusion of the ongoing work of the purchase price allocation. The Company expects to conclude the allocation in the first quarter of 2022 within the measurement period of twelve months.

b)       Other intangible assets

Acquisition cost	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition(1)	12/31/2021
Software and software licenses	369,239	1,968	26,799	605	398,611
Systems in development	70,311	46,669	(9,596)	-	107,384
Provision for impairment	(1,077)	(3,376)	-	-	(4,453)
Total	438,473	45,261	17,203	605	501,542

Accumulated amortization	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition(1)	12/31/2021
Software and license amortization	(274,497)	(30,452)	-	-	(304,949)
Total	(274,497)	(30,452)	-	-	(304,949)
Total, net	163,976	14,809	17,203	605	196,593

(1)      Consolidated opening balances referring to the acquisition of Eyemobile.

Acquisition cost	12/31/2019	Additions	Disposals/ Transfers	12/31/2020
Software and software licenses	296,805	36,459	35,975	369,239
Systems in development	48,512	56,301	(34,502)	70,311
Provision for impairment	(2,319)	(104)	1,346	(1,077)
Total	342,998	92,656	2,819	438,473

Accumulated amortization	12/31/2019	Additions	Disposals/ Transfers	12/31/2020
Software and license amortization	(203,498)	(39,221)	(31,778)	(274,497)
Total	(203,498)	(39,221)	(31,778)	(274,497)
Total, net	139,500	53,435	(28,959)	163,976

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

c)       Software and licenses

In-house developed software is represented by solutions for capturing and processing debit and credit card transactions and cellphone recharging, which are fully operational. The useful lives of the related intangible assets are five years. The use licenses have a useful life ranging from 5 to 10 years. Software and licenses are classified as intangible assets with finite useful lives, prospectively amortized on a straight-line basis, as shown in the table below:

Useful life – 2020 (in years)
Software	5
Licenses	5 to 10 years

Accounting policy

Intangible assets represent identifiable non-monetary assets (separable from other assets), without physical substance, arising from business combinations, in-house developed software, or use licenses with finite or indefinite useful lives. Only assets whose cost can be reliably estimated and which the consolidated entities consider to be probable that they will generate future economic benefits are recognized.

Intangible assets are initially recognized at purchase or production cost and are subsequently measured less any accumulated amortization and any impairment losses.

Other intangible assets are considered to have indefinite useful lives when, based on a review of all relevant factors, it is concluded that there is no foreseeable limit to the period over which an asset is expected to generate cash inflows for the Company.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each annual period, the entity reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, the change should be accounted for as a change in accounting estimate. Goodwill impairment assessment is performed annually or more frequently if events or changes in circumstances indicate possible impairment.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate property and equipment. Amortization expenses are recognized in line item ‘Depreciation and amortization’ in the Consolidated Statement of Income.

At the end of each year, Getnet assesses whether there is indication that its intangible assets might be impaired, i.e., whether the carrying amount of an asset exceeds its probable realizable value. If an impairment loss is identified, the recoverable amount is written down until it reaches the asset’s realizable value.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount, which is the higher of an asset's fair value less costs of disposal or its value in use.

Goodwill on acquisitions

When an investment in a subsidiary is acquired, any difference between the investment cost and the investor’s share of the net fair value of the investee’s identifiable assets, liabilities, and contingent liabilities (subsidiary or associate) is accounted for in accordance with IFRS 3.

Goodwill is recognized only when the amount of the consideration transferred for an investee exceeds its fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits from assets of the acquiree that cannot be individually identified and separately recognized.

The net fair value adjustments to an investee’s identifiable assets, liabilities and contingent liabilities based on their carrying amounts are individually allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the acquisition date.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually to identify any impairment. Impairment reviews of goodwill are performed annually or more frequently if events or changes in circumstances indicate possible impairment. At December 31, 2021 and December 31, 2020, Getnet has not identified the need to make any adjustments for impairment.

Internally generated intangible asset

Expenditure on research activities is recognized as an expense for the year when incurred. The expenses with projects that are not activated are recognized in the line of Selling, General and Administrative expenses.

When an internally generated intangible asset can be recognized, development expenditure is capitalized in intangible asset in the balance sheet, and amortized in the line item ‘Cost of services’ for POS software and in the line item ‘Selling, General and Administrative expenses’ for other intangible assets, in the ‘Consolidated Statement of Income’.

Systems in development

Getnet capitalizes expenses that are directly related to the internal development of software for their own operations, provided that the aspects required for recognition are met. The main expenses are related to internal labor for the development of the systems used by Getnet. Research expenditure is recorded as expenses when incurred. These projects evolve through an assessment of the IT and Accounting areas in order to verify their adherence to IAS 38 and whether they should be classified as Intangible Assets or Expenses. For further details refer to note 14 – (technology and systems).

The provision for impairment of intangible assets is recognized according to the probable losses identified between the activated software and the systems in development. Getnet, through a technical team, monitors the performance of the systems taking into consideration technological and market aspects related to the continuity of the operation.

Estimates and critical accounting judgments

The goodwill recorded is subject to impairment testing at least once a year, or more frequently if there is any indication of impairment.

The basis used for the impairment test is the value in use and, for this purpose, the cash flow for a period of 5 years is estimated. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rate, inflation, Gross Domestic Product - GDP and others; (ii) market growth and behavior and estimates; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to perpetuity flows. The discount rate used is represented by the Weighted Average Capital Cost (WACC), which represents the minimum cost that the shareholder would be willing to invest in a similar sector company.

Main premises:	2021	2020
Bases for determining recoverable value	Values in use: cash flows
Period of cash flow projections	5 years	5 years
Perpetual growth rate	3.00%	3.00%
Discount rate	11.16%	8.56%

The adoption of these estimates involves the probability of occurrence of future events and the change of any of these factors could have a different result. The cash flow estimate is based on an appraisal prepared internally by an independent specialized firm, annually or whenever there are indications that the asset might be impaired, which is reviewed and approved by management.

Getnet uses an estimated useful life to calculate and record the amortization applied to its intangible assets.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

The amortization of software and software licenses is defined based on the effective period of the license contracted. The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for Getnet.

8.        Property and Equipment

As at December 31, 2021 and 2020 and December 31, 2019 and 2020, property and equipment are broken down as follows:

	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition(1)	12/31/2021
Point of Sale (POS) terminals	1,416,636	338,201	(300,135)	-	1,454,702
Computers and peripherals	201,358	36,766	296	46	238,466
Own properties	8,606	-	-	-	8,606
Furniture and fixtures	7,513	261	(264)	118	7,628
Land	2,766	-	-	-	2,766
Improvements in own properties	1,088	107	(55)	10	1,150
Leasehold improvements	6,203	-	(36)	-	6,167
Telecommunications equipment	1,862	-	(1,145)	7	724
Provision for impairment	(29,685)	(6,143)	398	-	(35,430)
Total	1,616,347	369,192	(300,941)	181	1,684,779

	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition(1)	12/31/2021
Depreciation Point of Sale terminals	(900,901)	(289,270)	282,905	-	(907,266)
Depreciation Computers and peripherals	(89,704)	(44,041)	695	-	(133,050)
Depreciation of own properties	(1,950)	(345)	-	-	(2,295)
Depreciation of furniture and fixtures	(2,890)	(720)	223	-	(3,387)
Depreciation of improvements in own properties	(565)	(105)	-	-	(670)
Depreciation of leasehold improvements	(5,715)	(82)	-	-	(5,797)
Depreciation of telecommunications equipment	(761)	(16)	61	-	(716)
Total	(1,002,486)	(334,579)	283,884	-	(1,053,181)
Total, net	613,861	34,613	(17,057)	181	631,598

(1) Consolidated opening balances referring to the acquisition of Eyemobile.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

	12/31/2019	Additions	Disposals/ Transfers (1)	12/31/2020
Point of Sale (POS) terminals	1,314,027	251,317	(148,708)	1,416,636
Computers and peripherals	203,590	56,249	(58,481)	201,358
Own properties	8,606	-	-	8,606
Furniture and fixtures	7,873	2,600	(2,960)	7,513
Land	2,766	-	-	2,766
Improvements in own properties	1,087	1	-	1,088
Leasehold improvements	6,472	-	(269)	6,203
Telecommunications equipment	2,234	-	(372)	1,862
Provision for impairment	(37,475)	(1,295)	9,085	(29,685)
Total	1,509,180	308,872	(201,705)	1,616,347

	12/31/2019	Additions	Disposals/ Transfers (1)	12/31/2020
Depreciation Point of Sale terminals	(732,906)	(245,138)	77,143	(900,901)
Depreciation Computers and peripherals	(106,296)	(30,874)	47,466	(89,704)
Depreciation of own properties	(1,606)	(345)	1	(1,950)
Depreciation of furniture and fixtures	(4,136)	(690)	1,936	(2,890)
Depreciation of improvements in own properties	(460)	(103)	(2)	(565)
Depreciation of leasehold improvements	(5,512)	(394)	191	(5,715)
Depreciation of telecommunications equipment	(1,027)	(101)	367	(761)
Total	(851,943)	(277,645)	127,102	(1,002,486)
Total, net	657,237	31,227	(74,603)	613,861

(1) Include transfers from Property and Equipment to Inventory.

The useful life adopted for each class of property, plant and equipment is shown below:

	Average useful life	Annual depreciation rate
Point of Sale (POS) terminals	3 years	33%
Computers and peripherals	5 years	20%
Own properties	25 years	4%
Furniture and fixtures	10 years	10%
Improvements in own properties	10 years	10%
Leasehold improvements	4 years	25%
Telecommunications equipment	5 years	20%

Accounting policy

Property and equipment items are measured are the historical purchase or construction cost, less accumulated depreciation. When applicable, impairment losses are recognized directly in profit or loss for the year.

Costs include expenditure directly attributable to the purchase of an asset. The costs of internally generated assets include the costs of materials and direct labor, any other costs to bring the asset to the required location and conditions necessary to operate as expected by management. The replacement cost of a property and equipment item is recognized in its carrying value when it is probable that the economic benefits associated with such item will flow to the Company and its cost can be reliably measured. The costs of day-to-day maintenance of property and equipment are recognized in the Statement of Income as incurred, such as: removal of equipment from the point of sale, repair, reinstallation, freight, and other costs.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

An item of property and equipment is written off when sold or when no future economic benefits are expected from its use or sale. Any gain or loss arising on the write-off of an asset (determined as the difference between sales proceeds and the carrying amount of the asset) is recognized in the income statement for the year in which the asset is written off.

Getnet’s main property and equipment are point-of-sale (“POS”) terminals, valued for a useful life of three years. This useful life was defined taking into consideration the maintenance performed during the use of the equipment, the lack of spare parts, the technological changes occurred and in progress, and the economic environment in which they operate, considering the planning and other idiosyncrasies of Getnet’s business and the increase in production (data capture and processing transactions by the merchants).

The costs incurred internally and with third parties directly attributable to the installation of the POSs are allocated as property and equipment.

Depreciation is calculated on the purchase cost of the asset, plus all costs incurred to bring the asset to the operating conditions expected by management, less its residual value, if any. To calculate depreciation, the Company’s estimates the useful life of each class of tangible assets. This estimate most appropriately reflects the pattern of consumption of the future economic benefits embodied in that class of assets. Depreciation expenses are recognized in the Statement of Income on a straight-line basis. Company doesn’t identify changes in the useful life of your assets comparing to last year.

9.         Provision for tax, civil and labor risks

Getnet is a party to tax, civil and labor proceedings. These proceedings are in progress and are being discussed at the administrative and judicial levels. The provisions were recognized based on the nature, complexity, and outcome history for similar proceedings, as well as on the loss assessment for Getnet’s proceedings, based on the opinions of the Company’s in-house and outside legal counsel. Getnet’s policy is to fully provide for the amount at risk in proceedings assessed as probable losses.

Labor lawsuits are related to claims mainly by former employees of the Company. Civil lawsuits refer to claims for damages from suppliers, damages caused to third parties and litigation in contractual matters.

a)       Probable losses

	12/31/2021	12/31/2020
Civil	2,895	1,872
Labor	12,118	9,553
Total	15,013	11,425

Getnet is party to lawsuits discussed at the administrative level which analyzing its nature, do not qualify has a probable loss risk. The main lawsuits that qualify as contingency with possible losses are listed below:

b)       Possible losses

	12/31/2021	12/31/2020
Civil	52,137	64,184
Labor	26,382	24,215
Tax	812,700	875,087
Total	891,219	963,486

Tax - Tax on services

The Company is party to three lawsuits related to the collection of taxes on services, of which it was cited in 2016. The tax assessments issued by the Finance Department of the City of São Paulo, refer to the alleged existence of revenues from the provision of services, correlated to technical support services, such as installation, configuration and maintenance of computer programs, and currently amount to R$ 74,735. For all tax assessments received related to this subject, the Company believes that the likelihood of loss is possible.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Tax – Income taxes and social contributions

Federal Tax Office of Brazil issued infraction notices against Getnet and Santander Brazil related to income taxes and social contribution, including late payment charges, related to the tax deduction for the amortization of goodwill paid on the acquisition of Getnet Tecnologia referring to period from 2014 to 2018. In the Federal Tax Office of Brazil’s perspective, the Company would not have complied with the legal requirements for amortization. Getnet and Santander Brazil presented their respective defenses and are awaiting judgment at the administrative level. The amount of the potential loss was approximately R$ 812.7 million, not booked as a provision as of December 31, 2021.

c)       Judicial deposits

	12/31/2021	12/31/2020
Civil	1,389	592
Labor	17,788	15,625
Tax	1,017	1,002
Total	20,194	17,219

(1)      Judicial deposits recognized in the balance sheet line "Other assets".

d)       Provision movement

	12/31/2021		12/31/2020
	Civil	Labor	Civil	Labor
Opening balance	1,872	9,553	1,547	5,954
Additions	5,455	4,070	1,296	4,791
Reversals/payments	(4,431)	(1,506)	(971)	(1,192)
Closing balance	2,896	12,117	1,872	9,553

Accounting policy

Provisions for risks (labor, civil, and tax) are recognized when: (a) there is a present obligation as a result of a past event; (b) it is probable that an outflow of funds will be required to settle the obligation; and (c) the amount has been reliably estimated. In case of a series of similar obligations, the likelihood that an outflow will be required to settle them is determined taking into consideration the class of obligations as a whole.

A provision for tax, civil and labor risks is recognized in the consolidated financial statements when the risk of loss in an administrative or judicial proceeding is considered probable, with a probable disbursement of funds to settle the obligations, and whenever the amounts involved can be reliably measured. The definition of the probability of loss is an estimate based on the opinion of legal advisors and management, the nature of the proceedings, similarity with previous cases, and the complexity of the courts.

Contingent assets are not recognized in consolidated financial statements since they refer to results that might never be realized. However, when the realization of the gain is virtually certain, then the related asset is no longer a contingent asset and its recognition becomes appropriate. Contingent assets with a probable favorable outcome are only disclosed in the notes to the consolidated financial statements. At December 31, 2021 and December 31, 2020, Getnet had no contingent assets.

Contingent liabilities assessed as possible losses are not recognized in consolidated financial statements and are instead only disclosed in explanatory notes. Contingent liabilities assessed as remote losses are neither recognized nor disclosed.

Estimates and critical accounting judgments

The risk of loss classification is an estimate that requires material judgment in accounting for and disclosing provisions for judicial and administrative proceedings, as well as the estimate of amounts, the complexity of the proceedings, and the history of the lawsuits and similar proceedings.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

10.     Income Tax and social contribution and Other Taxes

10.1              Reconciliation of the income tax and social contribution expense:

	12/31/2021	12/31/2020	12/31/2019
Net income before taxes	563,008	496,187	1,099,861
Statutory rate	34%	34%	34%
Expected income tax and social contribution, calculated with statutory rate	(191,423)	(168,704)	(373,953)
Permanent additions
Non-deductible expenses	(483)	(604)	(1,559)
Non-deductible management’ benefits	(3,476)	(2,256)	(2,591)
Others	-	(3,010)	-
Permanent exclusions
Donations	-	3,691	11,296
Tax incentive - Hunger Prevention Program	952	1,264	1,293
Goodwill amortization	-	23,532	70,673
Dividends (interest on capital)	101,320	-	-
Other	-	-	15,660
Additions (reversal) of income taxes and social contribution temporary differences
Additions (reversal) of income taxes and social contribution temporary differences	6,026	10,913	(26,648)
Income tax in profit or loss for the year	(87,084)	(135,174)	(305,829)
Effective tax rate	15%	27%	28%

Current	(36,551)	(127,984)	(330,012)
Deferred	(50,533)	(7,190)	24,183

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the loss carryforward can only be used to offset up to 30 % of taxable profit for the year.

10.2              Deferred income tax assets and liabilities

Breakdown of deferred tax assets	12/31/2021	12/31/2020
Provision for tax, civil and labor risks	5,105	3,884
Provision for investments losses	-	80
Provision for personal bonuses	21,849	23,144
Provision for other expenses (1)	46,029	37,249
IFRS 16 adjustments	7,969	6,112
Provisions for expected credit losses	2,329	3,390
Tax credit - spin-off (2)	338,753	-
Total	422,034	73,859

(1) Refers substantially to accruals related to accounts payable and transfers costs to debit and credit cards brands.

(2) Refers tax credit related the spin-off. See note 1 “The spin-off of Getnet from Banco Santander (Brasil) S.A.” for further details.

Estimate of tax credit realization	12/31/2021
Consolidated
2022	152,173
2023	90,266
2024	79,962
2025	79,707
2026 to 2030	19,926
Total	422,034

Breakdown of deferred tax liabilities	12/31/2021	12/31/2020
Other temporary differences	3,345	7,876
Total	3,345	7,876

10.3Income taxes payables and other tax payables

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

	12/31/2021	12/31/2020
Taxes on revenue (PIS and COFINS)	17,547	9,552
Income taxes	6,534	22,276
Withholding income tax (IRRF)	1,724	3,022
Tax on services (ISS)	4,902	6,560
Other taxes	269	310
Total	30,976	41,720

Accounting policy

The provisions for current taxes are recognized at a 15% rate plus 10% surtax for income tax and a 9% rate for social contribution on profit adjusted according to the prevailing tax law.

Deferred income tax and social contribution are entirely recognized on temporary differences between assets and liabilities recognized for tax purposes and the carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax and social contribution are determined based on the tax rates and tax law in effect at the date the consolidated financial statements are prepared and applicable when the related income tax and social contribution are realized. The recovery of the balance of deferred tax assets is reviewed on a quarterly basis and, when it is no longer probable that future taxable income will be available to allow the recovery of all or part of the assets, these are adjusted for the expected recoverable amount.

Current and deferred taxes are recognized in profit or loss unless they are related to items recognized directly in equity.

Taxes on revenue is related to PIS and COFINS that are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Company’s customers and recognized as deductions to gross revenue (Note 13 a)) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes and are offset on a monthly basis against Taxes payable (Note 10.3) and presented net, as the amounts are due to the same tax authority.

Taxes on services is related to ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Company’s customers for the services the Company renders. These are recognized as deductions to gross revenue (Note 13 a)) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

Estimates and critical accounting judgments

The amounts of provisions for deferred taxes arise from temporary differences caused mainly by temporarily non-deductible provisions and are classified in current and non-current assets and current and non-current liabilities, as applicable. Deferred taxes are recognized to reflect the future tax effects attributable to temporary differences between the tax base of assets and liabilities and their corresponding carrying amounts.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

11     Related Parties

The main balances with the related party are shown below:

	Assets (liabilities) December 31, 2021	Assets (liabilities) December 31, 2020
Assets.	8,463,312	6,220,626
Cash and cash equivalents	372,151	242,391
Financial investments	839,427	384,027
Accounts receivable	171,779	17,573
On lending of accounts receivable	7,079,955	5,576,635
Liabilities	(22,308,966)	(18,495,855)
Accounts payable	(18,858,043)	(17,474,617)
other payables	-	30,120
Loans and borrowings	(3,450,923)	(1,051,358)
Total	(13,845,654)	(12,275,229)

	Revenue (expenses) December 31, 2021	Revenue (expenses) December 31, 2020
Finance income, net	32,693	18,434
Revenue from services (1)	1,038,017	623,500
Selling, General and Administrative expenses	(22,959)	(4,323)
Total	1,047,751	637,611

(1) This line includes the amounts recognized as revenue from contractual remuneration arising from the contract signed with Santander Brazil in the first semester of 2021. See note 13.

Banco Santander (Brasil) S.A. - Related Party - On April 16, 2021, Santander Brazil and Getnet established a commercial partnership with each other, within the national territory, for the purpose of offering certain financial and payment services and solutions to their respective customers ("Partnership"). Among the services object of the Partnership, we highlight the anticipation of receivables for the benefit of commercial establishments, whose operations may be conducted and made feasible by Santander Brazil and/or Getnet, subject to the terms of the Partnership. Also within the scope of the Partnership, Santander Brazil will promote the distribution of certain services and products offered by Getnet to its customer base, in addition to providing funding to the credit operations to be conducted by Getnet and/or its subsidiaries. Getnet, in return, will take care of the origination of credit operations and leads for Santander Brazil, through the capture and indication of potential customers who have an interest in contracting credit operations and/or certain services offered by Santander Brazil.

Of the total amount of interest on equity, as of December 31, 2021, R$ 178,697 refers to the amounts payable to the controlling shareholders, as detailed in note 12.

Compensation of key management personnel

The Annual Shareholders’ Meeting held on February 24, 2021, approved an overall annual compensation of Getnet’s management (Executive Director’s and Executive Committee members) totaling up to R$23,500. The total expense paid to the key management personnel through December 31, 2021 was R$29,386 (December 31, 2020: R$17,306 and 2019: 17,139).

	12/31/2021	12/31/2020	12/31/2020
Fixed compensation	8,123	9,960	7,033
Variable compensation	6,379	2,204	3,032
Total short-term benefits	14,502	12,164	10,065
Variable compensation – Units	10,632	3,673	5,053
Variable compensation – Cash	4,253	1,469	2,021
Total long-term benefits	14,884	5,142	7,074
Total	29,386	17,306	17,139

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Getnet has a variable remuneration plan for its key executives which is paid in (i) units of Santander Brazil shares (SANB11), described in the table above as “Variable compensation – Units” and (ii) in cash, described in the table above as “Variable compensation – Cash”, in the form of a retained bonus as part of the executive retention program. The retained bonus amount is fixed in Brazilian reais where 50% will be paid in cash and 50% in units which are purchased at market value and delivered to the executive’ s broker account. The amount equivalent to 60% of the bonus is paid in cash after the closing of the fiscal year of acquisition and the remaining 40% is paid in three annual installments. Additionally, Getnet has long-term compensation programs, linked to performance based on the achievement of goals.

The amount of expenses recognized in the profit or loss statement in December 31, 2021, December 31, 2020 and December 31, 2019 is R$21,263, R$7,346 and R$10,106, respectively.

Accounting policy

The amount earned by the key executives during the year are reported in Selling, General and Administrative expenses in the Consolidated Statement of Income.

The provision regarding the retained bonus is recorded at cost, as the amount in cash and in Units is a fixed amount in Brazilians reais. The number of units will be based on the market value of the Santander Brazil ‘units at the date it is transferred to the key executives.

The amount regarding the retained bonuses is recorded in Other liabilities in the Balance Sheet. In case the key executive resigns prior the bonus schedule agreed, the equivalent amount is not paid, and equivalent provision is recorded as a credit in specific Selling, General and Administrative expenses. After the provision for the year is recorded in Other liabilities, no change in the provision related to individual or Company performance.

12.      Share Capital and Reserves

(a)     Share capital

At the Annual Shareholders’ Meeting held on April 30, 2020, a capital increase of R$232,993 was approved, without the issue of new shares, through the capitalization of reserves for future dividends and profit retention reserve, increasing capital to R$1,422,496 from R$1,189,503, represented by 69,565,000 registered common shares without par value.

On February 24, 2021, the shareholder on that date, Santander Brazil, approved: a stock split at a ratio of one to 26.83421551 as a result of which our capital stock was represented by 1,866,722,202 common shares, with no par value, and a conversion of 916,003,725 common shares into an equal number of preferred shares.

The preferred shares created as a result of the split will have dividends calculated with a value 10% higher than the dividends distributed to the holders of the common shares.

Capital at December 31, 2021 and December 31, 2020 is R$1,422,496, represented by 950,718,477 registered common shares and 916,003,725 preferred shares and 1,866,722,202 common shares, respectively.

The Company is authorized to increase the capital stock, by resolution of the Board of Directors, independent of statutory reform, up to the total limit of 5 billion common or preferred shares.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

(b)    Retained earnings and other reserves

Legal reserve

The legal reserve is recognized annually with the allocation of 5% of net income for the year, without exceeding 20% of capital. The purpose of the legal reserve is to ensure the integrity of capital and can only be utilized to offset losses or increase the Company’s capital.

Statutory reserve

The statutory reserve consists of the balance of the remaining net income for the year, as proposed by the Executive of Director’s and approved by the Shareholders’ Meeting. The statutory reserve consists of: (i) fifty percent (50%) profit retention reserve strengthening for the purpose of guaranteeing financial means for Getnet’s operation; and (ii) fifty percent (50%) reserve for dividend equalization for the purpose of guaranteeing adequate funds to continue the semiannual distribution of dividends.

Capital reserve

The capital reserve was recognized for capital reserves can only be used to offset losses that exceed the retained earnings and other reserves; redeem, reimburse, or buyback of shares; added to the share capital; and other transactions allowed by the Brazilian Corporate Law. In the first quarter of 2021, tax credit of R$398,533 was recognized due to the contribution of tax basis from Santander Brazil. Refer to footnote 1 for details.

(c)     Dividends and Interest on capital

Getnet defined in the bylaws the minimum 25% of the net income, in compliance with the provisions of the Brazilian Corporate Law 6,404/76. On December 31, 2021, the minimum dividends were absorbed by the distribution of interest on equity in the amount of R$ 298,000. The amount recorded regarding the fiscal year ended December 31, 2020 dividends was R$829,464.

Accounting policy

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements at the year end, pursuant to its bylaws. Any amount in excess of the mandatory minimum dividends is accrued on the date such dividends are approved by the Executive Director’s Meeting.

Pursuant to the Company’s bylaws, shareholders are entitled to annual minimum dividends equivalent to 25% of net income for the year, adjusted as provided for by the Brazilian Corporate Law.

At the end of the reporting period, the Company recognizes a liability for the payment dividends when this distribution becomes a present obligation, corresponding to the portion of unanticipated mandatory minimum dividends and/or additional dividends, the distribution of which has been duly approved by the relevant reporting date.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

13.     Revenue from services and Costs of Services

a) Revenue from services

	12/31/2021	12/31/2020	12/31/2019
Merchant acquisition(1)	1,116,268	1,095,243	1,300,759
Profit share	635,823	623,500	721,143
Contractual remuneration (2)	488,089	-	-
Processing services revenue and capture	205,086	149,606	84,985
POS sales(1)	28,900	59,012	30,792
Recharges sales	9,708	11,189	6,267
Other	33,979	36,954	66,043
Taxes on services	(166,724)	(173,485)	(149,311)
Subtotal	2,351,129	1,802,019	2,060,678
POS rental(1)	553,181	571,323	663,597
Taxes on services	(51,169)	(52,847)	(61,382)
Subtotal	502,012	518,476	602,215
Net revenue	2,853,141	2,320,495	2,662,893

Point in time, net of tax	2,351,129	1,802,019	2,060,678
Over time, net of tax	502,012	518,476	602,215
Net revenue	2,853,141	2,320,495	2,662,893

(1)      This item contains discounts related to POS sales incentive, unconditional discounts and other discounts granted.

(2)      The amount recognized in this line as revenue from contractual remuneration arising from the contract signed between Santander Brazil and Getnet in the first semester of 2021.

b) Costs of services

	12/31/2021	12/31/2020	12/31/2019
Fees and commissions	(903,777)	(582,919)	(471,983)
Cost of POS sales and other fees	(106,125)	(171,199)	(84,602)
Depreciation / amortization	(279,522)	(245,138)	(218,093)
Personnel, technology, system and other	(469,434)	(426,936)	(311,833)
Total	(1,758,858)	(1,426,192)	(1,086,511)

Accounting policy

All revenues earned by the Company follow the revenue recognition concepts, according to the steps described below:

- Step 1: identify the contracts with a customer.

- Step 2: identify all the individual performance obligations within the contract.

- Step 3: determine the transaction price.

- Step 4: allocate the price to the performance obligations.

- Step 5: recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Getnet expects to be entitled in exchange for those goods or services in the ordinary course of Getnet.

Getnet as a lessor operates in leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset. POS rental revenues arising is accounted for on a straight-line basis over the lease terms and is included in Revenue from services in the Consolidated Statement of Income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. POS rental revenue is recognized in the period in which they are earned. Getnet has cancelable month-to-month lease contracts related to electronic transaction capture equipment to third parties. The leased assets are included in ‘Property and equipment’ in the Consolidated Statement of Income and are depreciated over their expected useful lives. Revenues from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in ‘Revenue from services’ in the line item ‘POS rental’ in the ‘Consolidated Statement of Income’.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

Getnet revenue from contract with customers and the respective performance obligations and judgments substantially comprises:

  Merchant acquisition, processing services revenue and capture revenue are recognized at the time the purchase is approved by the financial institution. The performance obligation is satisfied once the electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit and debit cards are approved by the financial institution. Getnet has multiple arrangements with different clients in which consideration is variable upon the volume of transactions processed in a given period of time depending on the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. Getnet allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.

  Revenue from the rental of the POS to commercial establishments, which are recognized when the service contract obligation is fulfilled. The performance obligation is satisfied over the time of the contract considering the equipment availability upon delivery of the POS to clients. Getnet accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over time of the contract, net of tax, beginning when the client obtains control of the equipment lease. Getnet does not manufacture the equipment but purchases from third-party vendors.

  Resale recharge revenues, which are recognized when the respective credit is transferred to the customer. The performance obligation is satisfied when the digital phone recharge credit is transferred to the clients of commercial establishments. These recharges are sold through POS and the Company acts as an agent of telecommunication operators for the Commercialization of Telephony Recharge Digital Credits since these credits are acquired from telecommunication operators for a fixed price and subsequently sold to the clients through the acquisition cost plus a margin. Since the telecommunication operators has primary responsibility for fulfilling the services to the customer, Getnet account this transaction as an agent. The revenue is recognized at a point in time.

  Profit share revenue are recognized at the time of transfer of the respective prepayments by Santander Brazil. The performance obligation is satisfied when commercial establishments receive the anticipation of its accounts receivables (Getnet’s account payable) from Santander Brazil to the merchant (commercial establishments).

  The transaction price is based on the terms and conditions in which Santander Brazil calculates the profit from prepayment of receivables transactions. In this context, the profit is reduced by the expenses incurred by Santander Brazil in order to provide prepayment of receivables to merchants, including: i) acquiring expenses, which are the costs incurred by Santander Brazil in transferring funds to other banks as a result of the prepayment of receivables and the provision of payment services by Getnet and ii) prepayment expenses.

Prepayment expenses include the following components:
(a)	the costs incurred by Santander Brazil to fund prepayment of receivables transactions;
(b)	the expenses incurred by Santander Brazil with technology systems to support the prepayment of receivables to Getnet merchants;
(c)	taxes incurred in connection with the prepayment of receivables to Getnet merchants;
(d)	costs incurred by Santander Brazil to transfer funds to commercial establishment’s bank account in connection with the prepayment of receivables to Getnet merchants; and
(e)	Santander Brazil operating losses in the provision of prepayment of receivables services to Getnet merchants).

  The Partnership Agreement provides that Santander Brazil will reimburse us the amount of discounts which we provide to attract and/or retain customers which are deemed to be of strategic importance to us and Santander Brazil.

  Other revenue from services rendered is recognized to the extent that Getnet satisfies the performance obligations, at a point in time, fulfilling the provision of services.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

14     Expenses by Nature

a)       Selling, General and Administrative expenses

	12/31/2021	12/31/2020	12/31/2019
Personnel expenses and social charges	(187,329)	(160,309)	(222,367)
Technical support	(99,229)	(63,517)	(45,301)
Depreciation and amortization	(78,800)	(66,695)	(59,542)
Advertising	(33,049)	(23,640)	(50,745)
Provisions net of reversal	(16,096)	(15,754)	(14,927)
Technology and systems	(5,378)	(2,844)	(10,284)
Facilities and materials	(3,565)	(3,304)	(8,267)
Communications	(1,159)	(1,273)	(4,424)
Surveillance and cash transport services	(497)	(410)	(336)
Taxes except income tax	(271)	(335)	(257)
Other administrative expenses	(18,908)	(10,459)	(24,218)
Total	(444,281)	(348,540)	(440,668)

b)      Other expenses, net

Other expenses net includes chargeback and refund expenses when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers.

In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback due to closure, bankruptcy or other reasons, we may bear the loss for the amounts paid to the cardholder.

In the years ended December 31, 2021, 2020 and 2019, Getnet recorded losses as a result of chargebacks net of refunds in the amount of R$33.4 million, R$37.7 million and R$47.0 million, respectively.
F-40

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statements

 (In thousands of Brazilian reais - R$, unless otherwise stated)

15.     Finance Income, net

	12/31/2021	12/31/2020	12/31/2019
Finance income:
Income from short-term investments	61,177	41,437	95,798
Other (1)	81,526	14,712	1,584
Total	142,703	56,149	97,382
Finance costs:
Interest and charges on borrowings	(110,715)	(28,552)	(12,140)
Other finance costs	(7,086)	(3,023)	(14,323)
Interest expenses incurred on lease liabilities	(2,057)	(1,914)	(865)
Total	(119,858)	(33,489)	(27,328)
Foreign exchange losses, net	(14,316)	(16,467)	3,772
Total	8,529	6,193	73,826

(1)	The increase in the line of "Other" occurred due to the beginning of the prepayment transactions of amounts payable to commercial establishments, carried out by Getnet, which intensified at the end of the year due to the operation carried out by Getnet between SCD.
16.     Earnings per Share

Accounting policy

Basic earnings per share

The Company calculates the value of the basic result per share for the earning or loss attributable to the holders of common and preferred shares of the company and, if presented, the earning or loss resulting from continued operations attributable to the holders of these respective shares by dividing the earning or loss attributable to the holders of common and preferred shares by the weighted average number of common and preferred shares held by shareholders during the year.

Diluted earnings per share

The Company calculates the value of the basic result per share for the earning or loss attributable to the holders of common and preferred shares of the company and, if presented, the earning or loss resulting from continued operations attributable to the holders of these respective shares by dividing the earning or loss attributable to the holders of common and preferred shares by the weighted average number of common and preferred shares held by shareholders during the year that would be issued if all potential dilutive shares had been converted.

At December 31, 2021 and December 31, 2020, there is no difference between basic and diluted earnings per share as there were no potential dilutive rights on these shares. The Statement of Income includes a breakdown of earnings per share.

As mentioned in note 12.a, the preferred shares will have dividends calculated with a value 10% higher than the dividends distributed to the holders of the common shares.

	December 31, 2021	December 31, 2020
Net income for the year attributable to common shareholders (1)	266,622	361,013
Weighted average number of common shares (in thousands of shares)	1,088,746	1,866,722
Basic and diluted earnings per share for profit attributable to common shareholders (in R$)	0.24	0.19
Net income for the year attributable to preferred shareholders (1)	209,569	NA
Weighted average number of preferred shares (in thousands of shares)	777,976	NA
Basic and diluted earnings per share for profit attributable to preferred shareholders (in R$)	0.27	NA

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

 (In thousands of Brazilian reais - R$, unless otherwise stated)

(1)     Net income attributable to common and preferred shareholders is based on the allocation of total net income based on the respective weighted average number of shares adjusted to reflect a 10% higher allocation of profit per share for preferred shareholders compared to common shareholders in line with the 10% higher preference in dividend distribution.

17.     Items not affecting cash

In preparing the Company's statements of cash flows, the net cash generated by financing and investing activities include only those transactions that altered the Company’s cash. The table below shows all the other movements in the balances of investing and financing activities which did not involve the use of cash and/or cash equivalents:

	December 31, 2021	December 31, 2020	December 31, 2019
Additions and contractual changes (IFRS 16)	7,205	(2,731)	12,659
Tax credit – spin-off (1)	398,533	-	-
Dividends/interest on net equity declared and not yet paid	298,000	29,227	67.518

(1)     Refers tax credit related the spin-off. See note 1 “The spin-off of Getnet from Banco Santander (Brasil) S.A.” for further details.

18.     Subsequent events

Appointment of the new Chief Executive Officer

The Company's Board of Directors met on January 31, 2022 and elected Mr. Cassio Schmitt as Getnet's new Chief Executive Officer (CEO), scheduled for April 1, 2022 and subject to approval by the Central Bank of Brazil. The announcement made to the market takes place in continuation of the Material Fact released on December 7, 2021 (when the resignation of the current CEO, Pedro Carlos Araújo Coutinho, responsible for executive functions until March 31, 2022 was announced).

Mr. Schmitt is Brazilian, with a degree in economics from the Federal University of Rio Grande do Sul, a master's degree in corporate economics from Fundação Getúlio Vargas, and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He has extensive experience in the financial market, having passed through Unibanco, among other financial institutions. In 2004 he joined Banco Santander Brasil, having gone through different positions, such as Project Finance, Risks and Credit Recovery. His last role at Santander was as director responsible for the Companies, Governments and Institutional Retail Sector.

UN Global Compact

On January 24, 2022, the Company informed the market of its agreement to the UN Global Compact. The Global Compact is a voluntary Initiative of the United Nations that aims to mobilize business practices of the business community in the areas of human rights, labor, environment and anti-corruption.

Getnet's agreement endorses sustainability as a strategic and cultural pillar of the Company, integrating this initiative with the other fronts already in operation.

The Company since 2021 has focused on scaling ESG's actions from a perspective covering business, risk management, governance and fronts issues to engage stakeholders and generate value for customers and society. Getnet throughout 2021 made other public commitments such as the signing of the Women's Empowerment Principles, the UN's initiative for women's empowerment in companies, and the UN Free & Equal initiative, aimed at the LGBTQIA+ front.

